C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED

2008 JUN -2 P 1:23

-FICE OF INTERNATI.
CORPORATE FINANCE

08002961

Ref : BC/CPP/049/08

BY AIRMAIL

26th May, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

PROCESSED
JUN 0 4 2008
THOMSON REUTERS

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

Annex A to Letter to the SEC
dated 26th May, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

(1) Document : Circular relating to Proposed Re-Election of Directors; General Mandates to Issue New Shares and Repurchase Shares; and Notice of Annual General Meeting
Date : 27th May, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(2) Document : Notice of Annual General Meeting
Date : 27th May, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(3) Document : Form of Proxy for the 2008 Annual General Meeting (or any Adjournment thereof)
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(4) Document : Circular relating to Connected Transaction; Very Substantial Disposal; and Continuing Connected Transactions
Date : 27th May, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(5) Document : Notice of Special General Meeting
Date : 27th May, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(6) Document : Form of Proxy for the Special General Meeting (or any Adjournment thereof)
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of **C.P. Pokphand Co. Ltd.**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

PROPOSED RE-ELECTION OF DIRECTORS
GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 3 to 6 of this circular.

A notice convening the annual general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June, 2008 at 9:30 a.m. is set out on pages 13 to 16 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

27 May, 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the forthcoming annual general meeting of the Company to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June, 2008 at 9:30 a.m.
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors of CPP
"Bye-laws"	the bye-laws of CPP (as amended from time to time)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"CPP" or "Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange
"Directors"	the directors of CPP
"Group"	CPP and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	20 May, 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained therein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time
"Share(s)"	ordinary share(s) in the issued capital of the Company
"Share Issue Mandate"	the general and unconditional mandate to be granted to the Directors to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the aggregate nominal share capital in issue as at the date of passing of ordinary resolution set out as resolution number 4A at the AGM

"Share Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors to repurchase Shares up to 10% of the aggregate nominal share capital in issue as at the date of passing of ordinary resolution set out as resolution number 4B at the AGM
"Shareholder(s)" or "Member(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"US$"	United States dollars, the lawful currency of United States
"%"	per cent.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*
Mr. Ma Chiu Cheung, Andrew*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

27 May, 2008

To the Shareholders

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM for (1) the re-election of retiring Directors; (2) the grant of Share Repurchase Mandate; and (3) the grant of Share Issue Mandate.

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Bye-law 82 of the Bye-laws, five Directors, namely Messrs. Meth Jiaravanont, Damrongdej Chalongphuntarat, Nopadol Chiaravanont, Benjamin Jiaravanon and Ma Chiu Cheung, Andrew, will retire from office by rotation and, being eligible, will offer themselves for re-election at the AGM.

Details of each of the retiring Directors proposed to be re-elected at the AGM, are set out in Appendix I to this circular.

SHARE REPURCHASE MANDATE

The existing general mandate to repurchase Shares granted to the Directors at the annual general meeting held on 30th May, 2007 will expire upon the conclusion of the AGM.

At the AGM, an ordinary resolution will be proposed to seek the approval of the Shareholders to grant the Share Repurchase Mandate to the Directors.

The Share Repurchase Mandate will, if granted, remain effective until the earliest of (1) the conclusion of the next annual general meeting of the Company; (2) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or by the Bye-laws; and (3) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules, providing the requisite information regarding the Share Repurchase Mandate is set out in Appendix II to this circular.

SHARE ISSUE MANDATE

The existing general mandate to deal with new Shares granted to the Directors at the annual general meeting held on 30th May, 2007 will expire upon the conclusion of the AGM.

At the AGM, an ordinary resolution will be proposed to seek the approval of the Shareholders to grant the Share Issue Mandate to the Directors in order to increase the flexibility for the Company to raise new capital as and when the Directors consider appropriate. If the resolution is passed and the Share Issue Mandate is exercised in full (on the basis of 2,889,730,786 Shares in issue as at the Latest Practicable Date), the Company would be allowed to deal with up to a maximum of 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the resolution, which is equivalent to a maximum of 577,946,157 new Shares.

The Share Issue Mandate will, if granted, remain effective until the earliest of (1) the conclusion of the next annual general meeting of the Company; (2) the expiration of the period within which the next annual general meeting of the Company is required by an applicable laws of Bermuda or by the Bye-laws; and (3) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

In addition, if the Share Repurchase Mandate is granted, an ordinary resolution will be proposed at the AGM providing that any Shares repurchased under the Share Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Share Issue Mandate.

ANNUAL GENERAL MEETING

Set out on pages 13 to 16 is a notice convening the AGM to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June, 2008 at 9:30 a.m. at which resolutions will be proposed to approve the ordinary business of an annual general meeting, the re-election of retiring Directors and the renewal of the general mandates to issue new Shares and to repurchase Shares.

Pursuant to the Bye-law 59 of the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded by:

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

In addition, under the Listing Rules, if the chairman of the AGM and/or the Directors individually or collectively hold(s) proxies in respect of Shares holding 5% or more of the total voting rights of the Company at the AGM, and if the votes casted at the AGM on a show of hands are in the opposite manner to that instructed in those proxies, then the chairman of the AGM and/or the Directors and the chairman holding proxies as aforesaid collectively shall demand a poll. However, if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then the Directors and/or the chairman shall not be required to demand a poll.

A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

RECOMMENDATION

The Directors believe that the re-election of retiring Directors, the Share Repurchase Mandate and the Share Issue Mandate are in the best interest of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

Following are the biographies of the Directors who are retiring at the AGM and who have offered themselves for re-election in accordance with the Bye-laws.

Mr. Meth Jiaravanont, aged 50, has been the Executive Vice Chairman and an Executive Director of the Company since 2005. He is also a member of the Remuneration Committee of the Company. Mr. Jiaravanont obtained a Bachelor's degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. He has extensive experience in investment, finance, banking and strategic business development in Asia and USA. Mr. Jiaravanont is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange. Save as disclosed above, Mr. Jiaravanont has not held any other directorship in any listed public companies in the last three years.

Mr. Meth Jiaravanont is a cousin of Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, all of whom are Directors. He is also a son of Mr. Montri Jiaravanont, a nephew of Mr. Jaran Chiaravanont, Mr. Sumet Jiaravanon (Chairman of the Company) and Mr. Dhanin Chearavanont (Executive Chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Jiaravanont does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Jiaravanont held share options granted under the Company's share option scheme to subscribe for 21,000,000 shares of the Company. Save as disclosed above, as at the Latest Practicable Date, Mr. Jiaravanont does not have, and is not deemed to have, any other interests or short positions in Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Jiaravanont. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. For the year ended 31st December, 2007, Mr. Jiaravanont received emoluments of US$120,000. His emoluments are determined with reference to his duties, responsibilities and performance within the Group.

Mr. Damrongdej Chalongphuntarat, aged 56, has been the Chief Executive Officer and an Executive Director of the Company since 2005. He obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. Mr. Chalongphuntarat is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operations. Save as disclosed above, Mr. Chalongphuntarat has not held any directorship in any listed public companies in the last three years.

Mr. Chalongphuntarat does not have any relationship with any Director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Chalongphuntarat did not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Chalongphuntarat. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. For the year ended 31st December, 2007, Mr. Chalongphuntarat received emoluments of US$536,000. His emoluments are determined with reference to his duties, responsibilities and performance within the Group.

Mr. Nopadol Chiaravanont, aged 47, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange. Save as disclosed above, Mr. Chiaravanont has not held any other directorship in any listed public companies in the last three years.

Mr. Nopadol Chiaravanont is a cousin of Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, all of whom are Directors. He is also a son of Mr. Jaran Chiaravanont, a nephew of Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon (Chairman of the Company) and Mr. Dhanin Chearavanont (Executive Chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Chiaravanont does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Chiaravanont did not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Chiaravanont. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. For the year ended 31st December, 2007, Mr. Chiaravanont did not receive any emoluments for his directorship in the Company.

Mr. Benjamin Jiaravanon, aged 37, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree of Science in Industrial Management from Carnegie Mellon University in USA and has extensive experience in business management. Mr. Jiaravanon is also a Vice President Commissioner of PT. Charoen Pokphand Indonesia, Tbk., a company listed on the Jakarta Stock Exchange. Save as disclosed above, Mr. Jiaravanon has not held any other directorship in any listed public companies in the last three years.

Mr. Benjamin Jiaravanon is a cousin of Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont and Mr. Narong Chearavanont, all of whom are Directors. He is also a son of Mr. Sumet Jiaravanon (Chairman of the Company), a nephew of Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont and Mr. Dhanin Chearavanont (Executive Chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Jiaravanon does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Jiaravanon did not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Jiaravanon. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. For the year ended 31st December, 2007, Mr. Jiaravanon did not receive any emoluments for his directorship in the Company.

Mr. Ma Chiu Cheung, Andrew, aged 66, has been an Independent Non-Executive Director of the Company since 2005. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Ma is a founder and a former director of Andrew Ma DFK (CPA) Limited. He is presently a director of Mayee Management Limited. He has more than 30 years' experience in the field of accounting and finance. He received his bachelor's degree in economics from the London School of Economics and Political Science (University of London) in the United Kingdom. Mr. Ma is a fellow member of the Institute of Chartered Accountants in England & Wales, the Hong Kong Institute of Certified Public Accountants, The Hong Kong Institute of Directors and The Taxation Institute of Hong Kong.

In addition to his directorship in the Company, Mr. Ma is also an independent non-executive director of Asia Financial Holdings Limited, Peaktop International Holdings Limited, Tanrich Financial Holdings Limited, China Resources Power Holdings Company Limited and Chong Hing Bank Limited, all of which are companies listed on the Main Board of the Stock Exchange. Mr. Ma is also a non-executive Director of Asian Citrus Holdings Limited, a company listed on the AIM board of The London Stock Exchange. Besides, Mr. Ma was an independent non-executive director of Magician Industries (Holdings) Limited, a company listed on the Main Board of the Stock Exchange, during the period from 18th October, 2004 to 31st March, 2005, and China Resources Peoples Telephone Company Limited, a company listed on the Main Board of the Stock Exchange, from 9th February, 2004 to 30th March, 2006 when that company was privatized. Save as disclosed above, Mr. Ma has not held any other directorship in any listed public companies in the last three years.

Mr. Ma does not have any relationship with any Director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Ma did not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Ma. He is appointed for a term of one year and is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. For the year ended 31st December, 2007, Mr. Ma received director's fee of US$31,000 which is determined with reference to his anticipated time and effort to be spent on the Company's matter.

Based on the confirmation of independence received from Mr. Ma, he is considered as independent pursuant to Rule 3.13 of the Listing Rules and therefore recommended to be re-elected at the AGM.

Save as disclosed above, there is no other information relating to the above retiring Directors required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of the Shareholders in relation their re-election.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to the Shareholders for their consideration of the Share Repurchase Mandate. The Shares proposed to be repurchased by the Company are fully paid-up.

LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restriction. The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its own shares.

EXERCISE OF THE GENERAL MANDATE TO REPURCHASE SHARES

The Resolution set out as resolution number 4B of the Notice of AGM will, if passed, give a general unconditional mandate to the Directors to repurchase Shares on the Stock Exchange representing up to 10% of its share capital in issue at the date of passing of such resolution at any time until the next annual general meeting of the Company or any earlier date as referred to in that resolution (the "Relevant Period"). All repurchases of Shares on the Stock Exchange by the Company must be approved in advance by an ordinary resolution either by way of a general mandate or by specific approval in relation to a specific transaction.

Accordingly, exercise in full of the Share Repurchase Mandate (on the basis of 2,889,730,786 Shares in issue as at the Latest Practicable Date) would result in up to 288,973,078 Shares being repurchased by the Company during the Relevant Period.

REASONS FOR THE REPURCHASES

The Directors believe that the flexibility afforded to them by the Share Repurchase Mandate would be beneficial to the Company and the Shareholders. Repurchases pursuant to such mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or its earnings per share and the liquidity of the Shares on the Stock Exchange.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the laws of Bermuda (under which the Company is incorporated). The Directors propose that any Shares repurchased under the Share Repurchase Mandate would be financed from capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

If the Share Repurchase Mandate is exercised in full, there may be a material adverse effect on the working capital requirements of the Company or the gearing levels, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2007 (the most recent published audited accounts). The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the Share Repurchase Mandate and do not

propose to exercise such mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking account of all relevant factors, in the best interests of the Company.

SHARE PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the twelve months preceding the issue of this explanatory statement are as follows:

	Highest	Lowest
	HK$	*HK$*
2007		
May	0.485	0.250
June	0.435	0.335
July	0.400	0.335
August	0.385	0.220
September	0.415	0.265
October	0.330	0.245
November	0.320	0.270
December	0.400	0.315
2008		
January	0.570	0.255
February	0.465	0.365
March	0.520	0.380
April	0.420	0.330
May (up to the Latest Practicable Date)	0.390	0.345

EFFECT OF THE TAKEOVERS CODE

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company's exercise its powers to repurchase Shares pursuant to the Share Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert, depending on the level of increase of his or their shareholding interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, based on information available to the Company, CPI Holding Co., Ltd. ("CPI") and parties acting in concert with it (as defined in the Takeovers Code) were interested in an aggregate of 1,486,108,445 Shares, representing approximately 51.43% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Share

Repurchase Mandate, the interest held by CPI and parties acting in concert with it would be increased to approximately 57.14% of the issued share capital of the Company. In the opinion of the Directors, such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In any event, the Directors do not presently intend to exercise the Share Repurchase Mandate to such extent.

Save as disclosed above, the Directors are not aware of any consequences which could arise under the Takeovers Code as a result of any repurchases made pursuant to the Share Repurchase Mandate.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has any present intention to sell Shares to the Company in the event that the Share Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any connected person (as defined in the Listing Rules) that he has a present intention to sell Shares to the Company or has undertaken not to sell Shares held by them to the Company in the event that the Share Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda (under which the Company is incorporated) and the Memorandum of Association and Bye-laws.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of Shares whether on the Stock Exchange or otherwise in the six months preceding the Latest Practicable Date.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June, 2008 at 9:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Financial Statements, Report of the Directors and the Independent Auditors' Report for the year ended 31 December, 2007;

2. To re-elect the retiring Directors and to authorize the Board of Directors to fix the remuneration of the Directors;

3. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration; and

AS SPECIAL BUSINESS

4. To consider, and, if thought fit, pass with or without amendments the following Resolution as Ordinary Resolution:

   A. "**THAT**:

      (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

      (b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT**, conditional upon the Resolution set out as resolution numbers 4A and 4B of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution set out as resolution number 4A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out as resolution number 4B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27 May, 2008

As at the date of this notice, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members of the Company present in person or by proxy and entitled to vote; or (iii) by any member or members of the Company present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members of the Company having the right to attend and vote at the meeting; or (iv) by any member or members of the Company present in person (or in case of a member being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

附註：

1. 大會適用之代表委任表格將連同本通告寄發予本公司股東。

2. 委任代表之文件須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心18樓1806至1807室），方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票（不論親自或委派代表），猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票（不論親自或委派代表）。

7. 根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非根據上市規則下或（於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷）被要求以點票形式決定由(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東（或倘該股東為法人團體，須由正式授權人士代表）或其代表提出；或(iv)合共持有已繳股本不少於所有已繳股份總額百分之十及有權出席及投票之股東（或倘該股東為法人團體，須由正式授權人士代表）或其代表提出。

(b) 本公司依據本決議案(a)段之批准於有關期間獲授權購回本公司證券之面值總額不得超過本公司於本決議案通過當日已發行股本面值總額之10%，而上文(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日期起至下列三項之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照任何適用之法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司於股東大會通過普通決議案撤銷或修訂載於本決議案之授權。」

C. 「**動議**待召開本大會之通告所載之第4段A項及B項決議案獲正式通過後，將根據召開本大會之通告所載第4段A項決議案而授予董事且於當時有效以行使本公司之權力以配發、發行及處理本公司股本中之額外股份之一般授權擴大，方法為加入相當於本公司根據召開本大會之通告所載第4段B項決議案給予之授權而購回之本公司股本面值總額之數目；惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
陳佩珊

香港，二零零八年五月二十七日

於本通告日，董事會包括十二位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、黃業夫先生、何炎光先生、何平僊先生、白善霖先生、謝吉人先生、謝杰人先生、謝仁基先生及謝漢人先生與三位獨立非執行董事：Kowit Wattana先生、Sombat Deo-isres先生及馬照祥先生。

(c) 董事依據上文(a)段獲批准有可能配發或同意有條件或無條件配發或處理(不論是否依據購股權而配發者)的本公司股本總面值，根據供股(定義見下文)或按行使附帶於任何本公司不時已發行的證券的認購或換股權而發行任何本公司股份，或根據本公司購股權計劃所授出的購股權獲行使，發行股份代替全部或部份本公司股份的股息除外，不得超過本公司於本決議案通過當日已發行股本總面值百分之二十，而上述批准亦須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日期起至下列三項之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照任何其他適用之法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案給予董事之授權。

「供股」乃指董事於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等於該日之持股比例提呈股份(惟本公司董事有權就零碎股權或在考慮任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排)。」

B. 「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准董事在有關期間(定義見下文)內行使本公司所有權力在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市並經由證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所回購本公司之證券，惟須遵守及按照所有適用法例及／或不時經修訂之聯交所證券上市規則(「上市規則」)或任何其他證券交易所之規定；

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零八年六月十九日(星期四)上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行股東週年大會，藉以討論下列事項：

普通事項

1. 省覽截至二零零七年十二月三十一日止年度之經審核財務報告、董事報告書及獨立核數師報告；

2. 重選退任董事及授權董事會釐定董事之酬金；

3. 續聘核數師並授權董事會釐定其酬金；及

特別事項

4. 考慮並酌情通過下述決議案(無論有否修訂)為普通決議案：

A. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)在有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授出可能須行使此等權力之售股建議、協議、購股權及其他證券(包括可認購股份之認股權證)；

(b) 本決議案上文(a)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予或需於有關期間內任何時間或結束後可能須行使此等權力之售股建議、協議、購股權及其他證券(包括可認購股份之認股權證)；

股份購回授權授予之購回股份全部權力，CPI及其一致行動人士持有之本公司已發行股本將增加至約57.14%，董事認為此項增加不會導致須遵照收購守則第26條提出強制收購。董事現無意在該等情況下行使股份購回授權之權力。

除以上披露者外，董事概無知悉根據收購守則就股份購回授權之購回而引起之後果。

董事、彼等之聯繫及關連人士

各董事或(就彼等所知及作出一切合理查詢後)與各彼等聯繫人士(倘股份購回授權獲股東通過)現時均無意向本公司出售股份。

目前並無任何有關連人士(釋義見上市規則)知會本公司彼等(倘股份購回授權獲股東通過)現時有意向本公司出售股份；或彼等已承諾不會向本公司出售股份。

董事承諾

董事已向聯交所承諾將根據上市規則、百慕達法律(本公司據此而成立)及組織章程及細則，按照股份購回授權行使本公司之權力以作出購買。

公司之股份回購

本公司於最後實際可行日期前六個月並無購回其任何股份(無論是否在聯交所進行)。

資金或負債比率構成嚴重不利影響之情況下，董事不擬行使該項權力。董事只會在考慮及一切有關因素後，確定進行購回事宜乃符合本公司之最佳利益，方會行使該項權力。

股價

本公司股份於說明函件刊發前十二個月每月於聯交所錄得最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零七年		
五月	0.485	0.250
六月	0.435	0.335
七月	0.400	0.335
八月	0.385	0.220
九月	0.415	0.265
十月	0.330	0.245
十一月	0.320	0.270
十二月	0.400	0.315
二零零八年		
一月	0.570	0.255
二月	0.465	0.365
三月	0.520	0.380
四月	0.420	0.330
五月(截至最後實際可行日期)	0.390	0.345

收購守則之影響

倘因本公司根據股份購回授權行使購回股份之權力，而使股東所佔本公司投票權比例增加，則根據收購守則第32條，該項增加將被視作一項收購。因此，某股東或一組行動一致之股東，視乎彼或彼等之股份權益之增加水平，可取得或鞏固本公司控制權，則須根據收購守則第26條提出強制收購建議。

於最後實際可行日期，根據本公司所得資料，CPI Holding Co., Ltd.(「CPI」)及其一致行動之人士(按收購守則之定義)合共持有1,486,108,445股股份，約佔本公司已發行股本之51.43%。倘於股東週年大會前並無發行及購回額外股份，當董事行使根據

本附錄內為上市規則規定之說明函件，向股東提供所需資料以供彼等考慮股份購回授權之用，建議購回本公司之股份乃已繳足之股份。

上市規則對購回股份之規定

上市規則准許在聯交所具有第一上市地位之公司在聯交所購回其股份，惟須遵守若干限制。本公司之公司組織大綱及細則賦予其購回股份之權力。

行使一般授權購回股份

召開股東週年大會之通告內列為第4段B項之決議案如獲通過，將一般及無條件授權董事在本公司下屆股東週年大會結束時，或至該決議案所指之較早日期(「有關期間」)止，隨時於聯交所購回最多佔該決議案通過當日本公司已發行股本中達10%之股份。本公司所有於聯交所內購回之股份均須預先通過普通決議案(由一般授權或於特別事項上所須之特別批准)取得批准。

因此，按照最後實際可行日期，已發行股份2,889,730,786股為基準，如股份購回授權獲全面行使，本公司於有關期間內將可購回之股份最多達288,973,078股。

購回之原因

董事相信，有關授予董事股份購回授權所提供之靈活性將對本公司及其股東有利。而視乎當時之市況及融資安排而定，該等按股份購回授權之購回可能導致本公司之股份價值及／或每股盈利得以提高和增加股份於聯交所之流通量。

購回之資金

本公司只可動用根據本公司之公司組織章程大綱及細則，與本公司註冊成立地點百慕達之法例規定可合法撥作有關用途之資金，董事現建議根據股份購回授權而購回之任何股份須由自購回股份之已繳股本，本公司可用作股息分派之溢利，本公司之股份溢價賬及／或其繳入盈餘賬提供融資。

如股份購回授權獲全面行使，可能會對本公司之營運資金或負債比率構成重大不利影響(比對本公司於其截至二零零七年十二月三十一日止年度之經審核賬目(最近期之經審核賬目)所披露之狀況而言)。董事於決定行使其購回股份之權力前，將考慮本公司當時之財務狀況，在會對本公司在進行有關購回股份事宜時所須之營運

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東週年大會上膺選連任。截至二零零七年十二月三十一日止年度，謝先生概無就其於本公司之董事職務收取任何酬金。

馬照祥先生，66歲，自二零零五年起擔任本公司之獨立非執行董事。彼亦為本公司之審核委員會主席及薪酬委員會成員。馬先生為馬照祥會計師樓有限公司之創辦人及前董事，現為美義商理有限公司董事。彼於會計及財務方面累積30多年經驗。彼取得英國倫敦大學倫敦經濟及政治學院經濟學學士學位。馬先生為英格蘭及威爾斯特許會計師公會、香港會計師公會、香港董事學會及香港稅務學會資深會員。

彼除於本公司擔任董事之外，馬先生亦為亞洲金融集團(控股)有限公司、元昇國際集團有限公司、敦沛金融控股有限公司、華潤電力控股有限公司及創興銀行有限公司(均於聯交所主板上市之公司)之獨立非執行董事，亦為亞洲果業控股有限公司(一家於倫敦證券交易所另項投資市場上市之公司)之非執行董事。此外，馬先生曾於二零零四年十月十八日至二零零五年三月三十一日期間出任通達工業(集團)有限公司(一家於聯交所主板上市之公司)及於二零零四年二月九日至二零零六年三月三十日期間出任華潤萬眾電話有限公司(一家曾於聯交所主板上市之公司並於二零零六年三月三十日被私有化)之獨立非執行董事。除以上披露者外，馬先生於過去三年沒有於任何其他上市公司擔任董事。

馬先生並無與本公司之任何董事、高級管理層或主要或控權股東有任何關係。於最後實際可行日期，馬先生根據證券及期貨條例第XV部之定義並無於股份中擁有任何權益。

馬先生與本公司並無訂立任何服務合約。彼之指定任期為一年，但須根據細則輪值告退及於股東週年大會上膺選連任。截至二零零七年十二月三十一日止年度，馬先生收取之董事酬金為31,000美元，乃參照彼於處理本公司事務預期所需之時間及努力而釐定。

根據本公司接獲馬先生遵照上市規則第3.13條之獨立確認函，彼被視為獨立人士，故建議於股東週年大會上膺選連任。

除以上披露者外，就重選以上即將退任董事一事而言，概無任何其他事宜須根據上市規則第13.51(2)條之(h)段至(v)段之規定披露及概無任何其他事宜須知會股東。

何先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東週年大會上膺選連任。截至二零零七年十二月三十一日止年度，何先生收取之酬金為536,000美元，乃參照彼於本集團之職責及表現而釐定。

謝杰人先生，47歲，自二零零五年出任為本公司之執行董事。彼持有美國Virginia Intermont College之學士學位，擁有業務管理之資深經驗。謝先生亦為正大企業國際有限公司(一家於聯交所主板上市之公司)之董事。除以上披露者外，謝先生於過去三年沒有於任何其他上市公司擔任董事。

謝杰人先生與謝克俊先生、謝吉人先生、謝仁基先生及謝漢人先生(以上各人均為董事)乃堂兄弟之關係。彼乃謝正民先生之兒子及謝大民先生、謝中民先生(本公司之主席)及謝國民先生(本公司之執行董事長)(彼等被視為本公司之控權股東)之侄兒。除以上披露者外，謝先生並無與本公司之任何董事、高級管理層或主要或控權股東有任何關係。

於最後實際可行日期，謝先生根據證券及期貨條例第XV部之定義並無於股份中擁有任何權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東週年大會上膺選連任。截至二零零七年十二月三十一日止年度，謝先生概無就其於本公司之董事職務收取任何酬金。

謝仁基先生，37歲，自二零零五年出任為本公司之執行董事。彼持有美國Carnegie Mellon Unniversity工業管理系之理學士學位，並擁有業務管理之資深經驗。謝先生亦為PT. Charoen Pokphand Indonesia, Tbk.(一家於耶加達證券交易所上市之公司)之副總裁委員。除以上披露者外，謝先生於過去三年沒有於任何其他上市公司擔任董事。

謝仁基先生與謝克俊先生、謝吉人先生、謝杰人先生及謝漢人先生(以上各人均為董事)乃堂兄弟之關係。彼乃謝中民先生(本公司之主席)之兒子及謝正民先生、謝大民先生及謝國民先生(本公司之執行董事長)(彼等被視為本公司之控權股東)之侄兒。除以上披露者外，謝先生並無與本公司之任何董事、高級管理層或主要或控權股東有任何關係。

於最後實際可行日期，謝先生根據證券及期貨條例第XV部之定義並無於股份中擁有任何權益。

以下為根據公司細則將於股東週年大會上退任而彼等亦表示願意膺選連任之董事履歷。

謝克俊先生，50歲，自二零零五年出任為本公司之執行副董事長及執行董事。彼亦為本公司薪酬委員會成員。謝先生持有美國加州Occidental College之經濟學學士學位及美國紐約大學工商管理碩士學位。彼擁有於亞洲及美國之投資、金融、銀行及策略性業務發展之資深經驗。謝先生亦為正大企業國際有限公司(一家於聯交所主板上市之公司)之董事。除以上披露者外，謝先生於過去三年沒有於任何其他上市公司擔任董事。

謝克俊先生與謝吉人先生、謝杰人先生、謝仁基先生及謝漢人先生(以上各人均為董事)乃堂兄弟之關係。彼乃謝大民先生之兒子及謝正民先生、謝中民先生(本公司之主席)及謝國民先生(本公司之執行董事長)(彼等被視為本公司之控權股東)之侄兒。除以上披露者外，謝先生並無與本公司之任何董事，高級管理層或主要或控權股東有任何關係。

於最後實際可行日期，謝先生持有本公司購股權計劃所授予可認購本公司21,000,000股股份之購股權，除以上披露者外，於最後實際可行日期，謝先生根據證券及期貨條例第XV部之定義並無擁有及無被視為擁有於股份中之任何其他權益或淡倉。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東週年大會上膺選連任。截至二零零七年十二月三十一日止年度，謝先生收取之酬金為120,000美元，及參照彼於本集團之職責及表現而釐定。

何炎光先生，56歲，自二零零五年出任為本公司之首席執行長及執行董事。彼持有泰國曼谷Assumption Commercial College之商業系學位。何先生亦為本集團農牧企業中國區之副董事長，並擔任本集團若干附屬公司之董事職位。彼擁有經營農牧企業之資深經驗。除以上披露者外，何先生於過去三年沒有於任何上市公司擔任董事。

何先生並無與本公司之任何董事、高級管理層或主要或控權股東有任何關係。於最後實際可行日期，何先生根據證券及期貨條例第XV部之定義並無於股份中擁有任何權益。

推薦意見

董事相信重選即將退任董事、股份購回授權及股份發行授權，整體而言符合本公司及其股東之最佳利益。因此，董事建議所有股東投票贊成將於股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承董事會命
董事
何平僊
謹啟

二零零八年五月二十七日

股東週年大會

載列於第13至16頁為謹訂於二零零八年六月十九日(星期四)上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓召開股東週年大會之通告，有關決議案將於會上提呈，以通過股東週年大會之普通事項、重選即將退任之董事及更新一般授權以發行新股份及購回股份。

根據細則第59條，於任何股東大會中進行表決決議案將以舉手形式表決，除非根據上市規則之要求以點票形式表決或(於公佈舉手結果之前或之際或任何其他以點票形式表決之要求被撤銷之際)被要求以點票形式表決，並由

(a) 大會之主席提出；或

(b) 最少三位親身或由代表出席並有權投票之股東提出；或

(c) 合共持有不少於在大會上有權出席及投票之所有股東達百分之十的總投票權之親身或由代表出席之股東(或倘該股東為法人團體，須由其正式授權人士代表)提出；或

(d) 合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之親身或由代表出席之股東(或倘該股東為法人團體，須由其正式授權人士代表)提出。

此外，根據上市規則，倘股東週年大會主席及／或董事個別或共同擔任股份之受委代表(持有於股東週年大會本公司投票權總額5%或以上)，及倘於股東週年大會進行舉手表決時，投票結果與代表委任表格所載指示相反，則股東週年大會主席及／或如上述共同持有委任代表投票權之董事及主席須要求以點票形式表決。然而，倘所持全部代表委任投票權明顯反映縱使以點票方式表決，亦不會扭轉舉手表決結果，則董事及／或股東週年大會主席將毋須要求以點票形式表決。

茲隨附適用於股東週年大會之代表委任表格。無論　閣下是否有意出席股東週年大會，務請依照表格上之指示填妥，儘早並於股東週年大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806至1807室。填妥及交回代表委任表格後，閣下仍可按意願親自出席股東週年大會或其任何續會，並於會上投票。

建議重選董事

根據細則第82條，五位董事分別為謝克俊先生、何炎光先生、謝杰人先生、謝仁基先生及馬照祥先生將於股東週年大會上輪席告退，而彼等亦表示願意膺選連任。

建議於股東週年大會上重選之各位即將退任董事之詳情載於本通函附錄一。

股份購回授權

於二零零七年五月三十日舉行之股東週年大會上授予董事以購回股份之現有一般授權，將於股東週年大會結束時屆滿。

於股東週年大會上，將會就授予董事股份購回授權提呈一項普通決議案向股東尋求批准。

倘授予股份購回授權，將直至下列三者中較早發生者為止仍然有效：(1)本公司下屆股東週年大會結束；(2)百慕達任何適用法例或細則規定本公司須舉行下屆股東週年大會之期限屆滿；及(3)股東在股東大會上通過普通決議案撤銷或修訂該授權。

上市規則規定之説明函件載於本通函附錄二，當中載列股份購回授權之有關資料。

股份發行授權

於二零零七年五月三十日舉行之股東週年大會上授予董事以處理新股份之現有一般授權，將於股東週年大會結束時屆滿。

於股東週年大會上，將會就授予董事股份發行授權提呈一項普通決議案向股東尋求批准，使董事能在其認為合時及適當之情況下更靈活為本公司籌集新資金。如該決議案獲通過及股份發行授權被全面行使(以於截至最後實際可行日期已發行之2,889,730,786股股份作基準)，本公司可發行最多達於通過該決議案當日本公司已發行股本總面值20%，即等同最多577,946,157股新股份。

倘授出股份發行授權，將直至下列三者中較早發生者為止仍然有效：(1)本公司下屆股東週年大會結束；(2)百慕達任何適用法例或細則規定本公司須舉行下屆股東週年大會之期限屆滿；及(3)股東在股東大會上通過普通決議案撤銷或修訂該授權。

此外，倘授予股份購回授權，在股東週年大會上亦會提呈一項普通決議案，規定任何根據股份購回授權購回之股份，將加入根據股份發行授權可予配發及發行之股份總數內。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
Kowit Wattana先生*
Sombat Deo-isres先生*
馬照祥先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港之主要辦事處：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

建議重選董事
授予發行新股份及購回股份之一般授權
及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關於股東週年大會將予提呈決議案之資料，該等決議案乃有關(1)重選即將退任之董事；(2)授予股份購回授權；及(3)授予股份發行授權。

「股份購回授權」	指	將授予董事之一般及無條件授權，以購回最多達於股東週年大會上通過第4B項普通決議案當日已發行股本總面值10%之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「美元」	指	美元，美國法定貨幣
「%」	指	百分比

於本通函內，除文義另有所指，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司謹訂於二零零八年六月十九日(星期四)上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行之股東週年大會
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	卜蜂國際之董事會
「細則」	指	卜蜂國際之細則(不時修訂)
「關連人士」	指	上市規則所賦予之涵義
「卜蜂國際」或「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市
「董事」	指	卜蜂國際之董事
「本集團」	指	卜蜂國際及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零八年五月二十日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國(惟在此通函並不包括香港，中華人民共和國澳門特別行政區及台灣)
「證券及期貨條例」	指	經不時修訂之證券及期貨條例(香港法例第571章)
「股份」	指	本公司已發行股本中之普通股
「股份發行授權」	指	將授予董事之一般及無條件授權，以配發、發行及以其他方式處理額外股份最多達於股東週年大會上通過第4A項普通決議案當日已發行股本總面值20%之股份

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之**卜蜂國際有限公司**證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

建議重選董事
授予發行新股份及購回股份之一般授權
及
股東週年大會通告

董事會函件載於本通函第3至6頁。

卜蜂國際有限公司謹訂於二零零八年六月十九日(星期四)上午九時三十分假座香港夏愨道十六號遠東金融中心二十一樓召開股東週年大會，大會通告載於本通函第13至第16頁。

無論　閣下是否有意出席股東週年大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親自出席上述大會或其任何續會，並於會上投票。

二零零八年五月二十七日

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June, 2008 at 9:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Financial Statements, Report of the Directors and the Independent Auditors' Report for the year ended 31 December, 2007;

2. To re-elect the retiring Directors and to authorize the Board of Directors to fix the remuneration of the Directors;

3. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration; and

AS SPECIAL BUSINESS

4. To consider, and, if thought fit, pass with or without amendments the following Resolution as Ordinary Resolution:

A. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT**, conditional upon the Resolution set out as resolution numbers 4A and 4B of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution set out as resolution number 4A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out as resolution number 4B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27 May, 2008

As at the date of this notice, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members of the Company present in person or by proxy and entitled to vote; or (iii) by any member or members of the Company present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members of the Company having the right to attend and vote at the meeting; or (iv) by any member or members of the Company present in person (or in case of a member being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

PROXY FORM FOR THE 2008 ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ____

of ____

being the registered holder(s) of[2] ______________________ shares of US$0.01 each in the capital of C.P. Pokphand Co. Ltd. (the "Company") hereby appoint[3] the Chairman of the Meeting or ______________________

____

of ____

as my/our proxy to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June, 2008 at 9:30 a.m. for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the said Meeting and at such Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the Audited Financial Statements, Report of the Directors and the Independent Auditors' Report for the year ended 31 December, 2007.		
2.	a) To re-elect Mr. Meth Jiaravanont as Director.		
	b) To re-elect Mr. Damrongdej Chalongphuntarat as Director.		
	c) To re-elect Mr. Nopadol Chiaravanont as Director.		
	d) To re-elect Mr. Benjamin Jiaravanon as Director.		
	e) To re-elect Mr. Ma Chiu Cheung, Andrew as Director.		
	f) To authorise the Board of Directors to fix the remuneration of the Directors.		
3.	To re-appoint Ernst & Young as Auditors and authorise the Board of Directors to fix the remuneration of Auditors.		
4A.	To grant to the Board of Directors a general mandate to allot, issue and otherwise deal with additional shares not exceeding 20 per cent of the issued share capital of the Company.		
4B.	To grant to the Board of Directors a general mandate to repurchase not exceeding 10 per cent of the issued share capital of the Company.		
4C.	To extend the share allotment mandate by the addition thereto of the Company repurchased by the Company.		

Dated this ______________________ day of ______________________ 2008

Signature[5] ____

Notes :

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the meeting in person to represent you.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the meeting and on any resolutions which have been properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investors Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the said Meeting or any adjournment thereof.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

二零零八年股東週年大會(或其任何續會)適用之
代表委任表格

本人／吾等(附註1) ______________________________

地址為 ______________________________

為卜蜂國際有限公司(「本公司」)股本中每股面值0.01美元股份(附註2) ______________ 股

之登記持有人，茲委任(附註3)會議主席或 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零八年六月十九日(星期四)上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行之股東週年大會(及其一切續會)，藉以考慮並酌情通過召開會議之通告所載之決議案，並於會議(或其一切續會)上，代表本人／吾等以本人／吾等之名義，依照下列指示就下述決議案投票，倘未有作出指示，則由本人／吾等之委任代表酌情投票。

	普通決議案	贊成(附註4)	反對(附註4)
1.	省覽截至二零零七年十二月三十一日止年度之經審核財務報告、董事報告書及獨立核數師報告。		
2.	a) 重選謝克俊先生為董事。		
	b) 重選何炎光先生為董事。		
	c) 重選謝杰人先生為董事。		
	d) 重選謝仁基先生為董事。		
	e) 重選馬照祥先生為董事。		
	f) 授權董事會釐定董事之酬金。		
3.	續聘安永會計師事務所為核數師及授權董事會釐定其酬金。		
4A.	授予董事會一般授權配發、發行及處理不超過本公司已發行股本中百分之二十之新增股份。		
4B.	授予董事會一般授權購回不超過本公司已發行股本中百分之十之股份。		
4C.	以本公司所購回之股份擴大發行股份之一般授權。		

日期：二零零八年 ______________ 月 ______________ 日

簽署(附註5)：______________________________

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將 閣下登記之股份數目填上。如 閣下未有填上股份數目，則本代表委任表格將被視作為與 閣下登記之所有本公司股份有關。
3. 如擬委任會議主席以外人士擔任代表，請刪去「會議主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東，但須親自出席會議以代表 閣下。
4. 注意： 閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。 閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。 閣下如未有在欄內作出指示，則 閣下之受委代表有權酌情投票。 閣下的代表亦有權就召開大會的通告中所載以外而從適當途徑提呈大會的決議案及任何決議案的任何修改自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，倘股東為公司，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 如為聯名持有人，排名首位的持有人親自或委任代表投票後，其他聯名持有人概無投票權。就此而言，排名次序乃按照股東名冊內的排名次序而定。
7. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證明之授權書或授權文件副本，最遲須於會議或其任何續會指定舉行時間四十八小時前交回本公司於香港之過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心18樓1806-7室)，方為有效。
8. 本代表委任表格之每項更改，均須由簽署人簡簽。
9. 閣下填妥及交回代表委任表格後，屆時仍可出席大會，並於會上投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONNECTED TRANSACTION
VERY SUBSTANTIAL DISPOSAL
AND
CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to
C.P. Pokphand Co. Ltd.

ING

ING Bank N. V.

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

滙富集團 KingswayGroup

Kingsway Capital Limited

A letter from the Board is set out on pages 5 to 19 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on pages 20 to 21 and pages 22 to 39 of this circular respectively.

A notice convening the special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June 2008 at 10:00 a.m. (or as soon as thereafter as the annual general meeting of C.P. Pokphand Co. Ltd. convened for the same day at 9:30 a.m. and at the same place shall have been concluded or adjourned) is set out on pages 167 to 170 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

27 May 2008

"CP Intertrade"	C.P. Intertrade Co., Ltd., a limited liability company established in Thailand which is principally engaged in the trading business
"CPP-CCT Agreement"	the supply agreement entered into between the Company and the Purchaser on 18 April 2008 for the supply by the New Purchaser Group to the New CPP Group of Type B Merchandise required by the New CPP Group on an ongoing basis
"CPP Supply Agreement"	the supply agreement entered into between the Company and CP Intertrade on 18 April 2008 for the supply by the New CPP Group to CP Intertrade of Type A Merchandise required by CP Intertrade on an ongoing basis
"CT Progressive"	C.T. Progressive (Investment) Ltd., a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Directors"	the directors of the Company
"Disposal"	the disposal by the Company to the Purchaser of the Sale Interests and the Sale Loan pursuant to the terms of the Disposal Agreement
"Disposal Agreement"	the agreement dated 18 April 2008 entered into between the Company and the Purchaser in respect of the Disposal
"Existing CPP Group"	the Company and its subsidiaries prior to the completion of the Disposal Agreement
"First PRC Property"	the property with an area of approximately 617.7 square meters and located at Apartments M417, M419, M420 and M615, Jingbao Garden, No.183 Anding Menwai Main Street, Dongcheng District, Beijing, the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the Disposal, the Continuing Connected Transactions and the relevant annual caps under the Continuing Connected Transactions

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONNECTED TRANSACTION
VERY SUBSTANTIAL DISPOSAL
AND
CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to
C.P. Pokphand Co. Ltd.

ING

ING Bank N. V.

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

集團 滙富 KingswayGroup

Kingsway Capital Limited

A letter from the Board is set out on pages 5 to 19 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on pages 20 to 21 and pages 22 to 39 of this circular respectively.

A notice convening the special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June 2008 at 10:00 a.m. (or as soon as thereafter as the annual general meeting of C.P. Pokphand Co. Ltd. convened for the same day at 9:30 a.m. and at the same place shall have been concluded or adjourned) is set out on pages 167 to 170 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

27 May 2008

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"Announcement"	the announcement dated 18 April 2008 issued by the Company
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Business Day"	a day (other than a Saturday and Sunday) on which banks are generally open for business in Hong Kong
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"Chia Tai Agro"	Chia Tai (China) Agro-Industrial Ltd., an exempted company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of the Company
"Chia Tai Investment"	正大（中國）投資有限公司 (Chia Tai (China) Investment Co., Ltd.), a wholly foreign owned enterprise established in the PRC and a wholly-owned subsidiary of the Company
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Disposal in accordance with the terms and conditions of the Disposal Agreement
"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions of the Company under the Continuing Connected Transaction Agreements
"Continuing Connected Transaction Agreements"	the CP China-CCT Agreement, the CPP-CCT Agreement and the CPP Supply Agreement
"CP China-CCT Agreement"	the supply agreement entered into between the Company and the Purchaser on 18 April 2008 for the supply by the New CPP Group to the New Purchaser Group of Type A Merchandise required by the New Purchaser Group on an ongoing basis

"CP Intertrade"	C.P. Intertrade Co., Ltd., a limited liability company established in Thailand which is principally engaged in the trading business
"CPP-CCT Agreement"	the supply agreement entered into between the Company and the Purchaser on 18 April 2008 for the supply by the New Purchaser Group to the New CPP Group of Type B Merchandise required by the New CPP Group on an ongoing basis
"CPP Supply Agreement"	the supply agreement entered into between the Company and CP Intertrade on 18 April 2008 for the supply by the New CPP Group to CP Intertrade of Type A Merchandise required by CP Intertrade on an ongoing basis
"CT Progressive"	C.T. Progressive (Investment) Ltd., a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Directors"	the directors of the Company
"Disposal"	the disposal by the Company to the Purchaser of the Sale Interests and the Sale Loan pursuant to the terms of the Disposal Agreement
"Disposal Agreement"	the agreement dated 18 April 2008 entered into between the Company and the Purchaser in respect of the Disposal
"Existing CPP Group"	the Company and its subsidiaries prior to the completion of the Disposal Agreement
"First PRC Property"	the property with an area of approximately 617.7 square meters and located at Apartments M417, M419, M420 and M615, Jingbao Garden, No.183 Anding Menwai Main Street, Dongcheng District, Beijing, the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the Disposal, the Continuing Connected Transactions and the relevant annual caps under the Continuing Connected Transactions

"Independent Shareholders"	the shareholders of the Company, other than the Chearavanont Shareholders and their respective associates
"Kingsway"	Kingsway Capital Limited, a licensed corporation for Type 6 regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Disposal, the Continuing Connected Transactions and the relevant annual caps under the Continuing Connected Transactions
"Latest Practicable Date"	20 May 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information included herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New CPP Group"	the Company and its subsidiaries following the completion of the Disposal Agreement
"New Purchaser Group"	the Purchaser and its subsidiaries, jointly controlled entities and associated companies following the completion of the Disposal Agreement
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Pucheng Chia Tai"	浦城正大生化有限公司 (Pucheng Chia Tai Biochemistry Co., Ltd.), an indirect non-wholly owned subsidiary of the Company established in the PRC
"Purchaser"	CP China Investment Limited, a company incorporated in the Cayman Islands with limited liability which is principally engaged in investment holding
"Relevant Companies"	Chia Tai Agro, Chia Tai Investment, Wide Master and CT Progressive
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Interests"	the entire issued share capital of Chia Tai Agro, Wide Master and CT Progressive and the entire equity interest in Chia Tai Investment

"Sale Loan"	the aggregate amount advanced by the Company to Chia Tai Agro as at Completion, and where the context requires, the full title to, benefit and interests in such advances (for reference purposes, the amount of such advances by the Company outstanding as at 31 December 2007 was approximately HK$893,646,000)
"Second PRC Property"	the property with an area of approximately 587.3 square meters and located at Units 96# and 26#A-5-1#, Jin Xiu Hua Yuan, No. 68 Renmin South Road Section 4, Wuhou District, Chengdu City, Sichuan Province, the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	a special general meeting of the Company to be held on Thursday, 19 June 2008 at 10:00 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day at 9:30 a.m. and at the same place shall have been concluded or adjourned) to consider and, if thought fit, approve the Disposal Agreement, the Continuing Connected Transaction Agreements and the respective transactions contemplated thereunder, notice of which is set out on pages 167 to 170 of this circular
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Type A Merchandise"	Chlortetracycline, which is a feed additive
"Type B Merchandise"	edible oil
"US$"	United States dollars, the lawful currency of the United States of America
"Wide Master"	Wide Master Investment Limited (統傑投資有限公司), a company incorporated in Hong Kong with limited liability, which is wholly-owned by Hannick Limited, an indirect wholly-owned subsidiary of the Company
"%"	per cent

In this circular, translations of RMB into HK$ and US$ into HK$ are made for illustration purposes only at the exchange rates of RMB1.0 to HK$1.11 and US$1.0 to HK$7.8, respectively. No representation is made that any amount in RMB, HK$ or US$ could have been or could be converted at the above rates or at any other rates at all.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*
Mr. Ma Chiu Cheung, Andrew*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

27 May 2008

To the Shareholders

Dear Sirs,

CONNECTED TRANSACTION
VERY SUBSTANTIAL DISPOSAL
AND
CONTINUING CONNECTED TRANSACTIONS

A. INTRODUCTION

On 18 April 2008, the Board announced that the Company and the Purchaser entered into the Disposal Agreement in respect of the Disposal. Pursuant to the Disposal Agreement, the Company has conditionally agreed to sell or procure the sale of the Sale Interests and the Sale Loan to the Purchaser at the consideration of US$102,800,000 (approximately HK$801,840,000). The Existing CPP Group is presently beneficially interested in the entire issued share capital of or equity interest in the Relevant Companies. Upon completion of the Disposal, the New CPP Group will not have any interest in the Relevant Companies and they will cease to be subsidiaries of the New CPP Group.

Currently, companies within the Existing CPP Group (i) supply Type A Merchandise to subsidiaries, jointly controlled entities and an associated company of certain of the Relevant Companies; and (ii) purchase Type B Merchandise from a subsidiary of Chia Tai Agro, which are currently part of the Existing CPP Group, in the ordinary course of business. On 18 April 2008, the Board announced that, in anticipation of the Relevant Companies ceasing to be subsidiaries of the Company and becoming wholly-owned subsidiaries of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CP China-CCT Agreement and the CPP-CCT Agreement with respect to the supply and purchase arrangements to be made between the New CPP Group and the New Purchaser Group of Type A Merchandise and Type B Merchandise, respectively.

On 18 April 2008, the Directors also announced that the Company and CP Intertrade entered into the CPP Supply Agreement with respect to the supply of Type A Merchandise by the New CPP Group to CP Intertrade.

The purpose of this circular is (i) to give Shareholders further information on the terms of the Disposal Agreement and the Continuing Connected Transaction Agreements; (ii) to provide Shareholders with such information concerning the Company as required by the Listing Rules; and (iii) to give Shareholders notice of the SGM.

B. THE DISPOSAL AGREEMENT

Date: 18 April 2008

Parties:

(i) the Company (as the vendor); and

(ii) the Purchaser (a company which is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company).

Assets to be disposed of:

Pursuant to the Disposal Agreement, the Company has conditionally agreed to sell or procure the sale of and the Purchaser has conditionally agreed to purchase the Sale Interests and the Sale Loan.

Consideration

The consideration for the Disposal is US$102,800,000 (approximately HK$801,840,000), which shall be payable in cash by the Purchaser to the Company on the date of Completion.

The consideration for the Disposal was determined by commercial negotiations between the parties on an arm's length basis by reference to the net liabilities of the Relevant Companies as a whole as at 31 December 2007 and the value of the Sale Loan.

The Relevant Companies have been accounted for in the Existing CPP Group's financial results as wholly-owned subsidiaries of the Company. Upon completion of the Disposal, the New CPP Group will not have any interest in the Relevant Companies.

Conditions

Completion of the Disposal Agreement is conditional upon the following conditions being fulfilled:

(i) the passing by the Independent Shareholders of the necessary resolution to approve the Disposal and the transactions contemplated in the Disposal Agreement in accordance with the Listing Rules;

(ii) all approvals, consents and waivers required by any applicable law, rules, regulations or governmental, administrative or regulatory bodies necessary for the parties to consummate the Disposal and the transactions contemplated or incidental to the Disposal Agreement having been obtained;

(iii) all guarantees granted by the Existing CPP Group (excluding the Relevant Companies and their respective subsidiaries) in favour of the Relevant Companies and/or their subsidiaries, or in favour of any third party in respect of the performance of the obligations of the Relevant Companies and/or their respective subsidiaries, shall have been released; and

(iv) the Company not being in breach of any of its obligations provided under the Disposal Agreement on or before the date of Completion.

As at the Latest Practicable Date, the above conditions have not been fulfilled. In the event that the above conditions are not fulfilled or (in the case of the condition set out in (iv) above only) waived by the Purchaser in writing on or before 31 March 2009 (or such later date as may be agreed between the parties to the Disposal), the Disposal Agreement shall lapse.

Completion

Completion of the Disposal Agreement shall take place on the seventh Business Day, or such later date as the parties may agree in writing, after the fulfillment of the above conditions. Completion of the Disposal Agreement is expected to take place no later than 31 March 2009.

C. CP CHINA-CCT AGREEMENT

Currently, companies within the Existing CPP Group supply Type A Merchandise in the ordinary course of business to the subsidiaries, jointly controlled entities and an associated company of certain of the Relevant Companies which are currently part of the Existing CPP Group. In anticipation of the Relevant Companies ceasing to be subsidiaries of the Company and becoming wholly-owned subsidiaries of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CP China-CCT Agreement on 18 April 2008 with respect to the supply by the New CPP Group to the New Purchaser Group of Type A Merchandise.

(a) Date

18 April 2008

(b) Parties

(i) the Company (as the supplier); and

(ii) the Purchaser (as the purchaser).

(c) Subject matter

Supply of Type A Merchandise which may be required by the New Purchaser Group and which the New CPP Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the prevailing market price of and demand for Type A Merchandise in the PRC and the sale prices for Type A Merchandise to be sold by the New CPP Group to the New Purchaser Group shall be no less favourable than those available to the New CPP Group from independent third parties.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The CP China-CCT Agreement shall take effect from the date of completion of the Disposal and shall continue until 31 December 2010. The CP China-CCT Agreement will not take effect unless the completion of the Disposal takes place. If the CP China-CCT Agreement is not approved by the Independent Shareholders or completion of the Disposal does not take place, then the CP China-CCT Agreement will not take effect.

(g) **Annual caps**

The annual caps of the supply of Type A Merchandise by the New CPP Group to the New Purchaser Group for the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 will not exceed RMB21,000,000 (approximately HK$23,310,000), RMB25,000,000 (approximately HK$27,750,000) and RMB30,000,000 (approximately HK$33,300,000) respectively. As the CP China-CCT Agreement is expected to become effective some time in the course of the financial year ending 31 December 2008 or 31 December 2009, the annual cap for the financial year will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the CP China-CCT Agreement becomes effective until 31 December 2008 or 31 December 2009 (as the case may be).

The proposed annual caps have been determined by reference to:

(i) the value of the historical annual sales of Type A Merchandise by the relevant members of the Existing CPP Group to the subsidiaries, jointly controlled entities and associated company of certain of the Relevant Companies for the three years ended 31 December 2007;

(ii) the prevailing market prices of Type A Merchandise; and

(iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The proposed annual cap for 2008 for the transactions under the CP China-CCT Agreement represents a 14.2% increment over the aggregate value of the historical transactions between the relevant members of the Existing CPP Group, on the one hand, and the subsidiaries, jointly controlled entities and an associated company of certain of the Relevant Companies, on the other, in relation to the supply of Type A Merchandise for 2007. The proposed annual cap for each of 2009 and 2010 represents an approximately 20% increment over that of the previous year.

Information on the historical transactions between the relevant members of the Existing CPP Group and the subsidiaries, jointly controlled entities and an associated company of certain of the Relevant Companies in relation to the supply of Type A Merchandise for the years 2005, 2006 and 2007 is set out below:

	Annual Amount for					
Subject	**2005**		**2006**		**2007**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Type A Merchandise	30,175	33,494	20,195	22,416	18,383	20,405

D. CPP-CCT AGREEMENT

A subsidiary of Chia Tai Agro which is currently part of the Existing CPP Group has historically supplied Type B Merchandise to companies within the Existing CPP Group in the ordinary course of business. In anticipation of Chia Tai Agro ceasing to be a subsidiary of the Company and becoming a wholly-owned subsidiary of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CPP-CCT Agreement on 18 April 2008 with respect to the supply by the New Purchaser Group to the New CPP Group of Type B Merchandise for use as one of the raw materials for a non-core product of the New CPP Group and one of the raw materials of Type A Merchandise.

(a) Date

18 April 2008

(b) Parties

(i) the Company (as the purchaser); and

(ii) the Purchaser (as the supplier).

(c) Subject matter

Supply of Type B Merchandise which may be required by the New CPP Group and which the New Purchaser Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the prevailing market price of and demand for Type B Merchandise in the PRC and the sale prices for Type B Merchandise to be sold by the New Purchaser Group to the New CPP Group shall be no less favourable than those available to the New CPP Group from independent third parties.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The CPP-CCT Agreement shall take effect from the date of completion of the Disposal and shall continue until 31 December 2010. The CPP-CCT Agreement will not take effect unless the completion of the Disposal takes place. If the CPP-CCT Agreement is not approved by the Independent Shareholders or completion of the Disposal does not take place, then the CPP-CCT Agreement will not take effect.

(g) Annual caps

The annual cap of the supply of Type B Merchandise by the New Purchaser Group to the New CPP Group for each of the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 will not exceed RMB2,000,000 (approximately HK$2,220,000). As the CPP-CCT Agreement is expected to become effective some time in the course of the financial year ending 31 December 2008 or 31 December 2009, the annual cap for the financial year will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the CPP-CCT Agreement becomes effective until 31 December 2008 or 31 December 2009 (as the case may be).

The proposed annual cap has been determined by reference to:

(i) the value of the historical annual sales of Type B Merchandise by the subsidiary of Chia Tai Agro to the relevant member of the Existing CPP Group for the three years ended 31 December 2007 and the factors referred to in the immediately following paragraph below;

(ii) the prevailing market prices of Type B Merchandise; and

(iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The proposed annual cap for each of the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 respectively, being RMB2,000,000 (approximately HK$2,220,000) for the transactions under the CPP-CCT Agreement represents a 2.8%, 0.9% and 575.7% increment respectively over the aggregate value of the historical transactions between the relevant member of the Existing CPP Group, on the one hand, and the subsidiary of Chia Tai Agro, on the other, in relation to the supply of Type B Merchandise for 2005, 2006 and 2007 respectively. The significant decrease in the transaction amount of Type B Merchandise in 2007 was due to the fact that there was only a limited production of a non-core product which required the use of Type B Merchandise as one of the raw materials in the course of production by the relevant member of the Existing CPP Group as the profit margin was low, and production finally ceased in the course of 2007 when it became loss making. In view of the general market trend of this non-core product, the New CPP Group anticipates the possibility of a turnaround in the non-core product's profit margin in the coming years and it expects to resume the production of this product. The proposed annual cap for the year 2008 was determined with reference to (i) the actual transaction amount for the two years ended 31 December 2006 when the non-core product was profitable; and (ii) the amount of Type B Merchandise to be used as one of the raw materials in Type A Merchandise in order to improve the quality of Type A Merchandise, which is intended to commence in the second half of 2008.

Information on the historical transactions between the relevant member of the Existing CPP Group and the subsidiary of Chia Tai Agro in relation to the supply of Type B Merchandise for the years 2005, 2006 and 2007 is set out below:

	Annual Amount for					
Subject	**2005**		**2006**		**2007**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Type B Merchandise	1,945	2,159	1,982	2,200	296	329

E. CPP SUPPLY AGREEMENT

As previously announced by the Company on 5 October 2005, Pucheng Chia Tai entered into a supply agreement with CP Intertrade in respect of the supply of Type A Merchandise for the period from 5 October 2005 to 31 December 2007. This supply agreement and the relevant annual caps were exempt from the requirement for approval by the Independent Shareholders. As the supply agreement has already expired, the Company and CP Intertrade have entered into the CPP Supply Agreement on 18 April 2008 with respect to the supply by the New CPP Group to CP Intertrade of Type A Merchandise. Although the Company has supplied Type A Merchandise to CP Intertrade since the expiration of the previous supply agreement after 31 December 2007, the Company confirms that before the Independent Shareholders' approval with respect to the CPP Supply Agreement, such transactions carried out and to be carried out during the year ending 31 December 2008 have complied and will continue to comply with the relevant requirements under Chapter 14A of the Listing Rules and the aggregate transaction amount for the period from 1 January 2008 up to the Latest Practicable Date did not exceed HK$1,000,000.

(a) Date

18 April 2008

(b) Parties

(i) the Company (as the supplier); and

(ii) CP Intertrade (as the purchaser).

(c) Subject matter

Supply of Type A Merchandise which may be required by CP Intertrade and which the New CPP Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the then prevailing market price of and demand for Type A Merchandise in the PRC and the sale prices for Type A Merchandise to be sold by the New CPP Group to CP Intertrade shall be no less favourable than those available to the New CPP Group from independent third parties under the same or similar term of sales.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable or other payment methods acceptable in the PRC.

(f) Term

The CPP Supply Agreement shall take effect from the date of approval by the Independent Shareholders and shall continue until 31 December 2010. If the approval by the Independent Shareholders does not take place, then the CPP Supply Agreement will not take effect.

(g) Annual caps

The annual caps of the supply of Type A Merchandise by the New CPP Group to CP Intertrade for the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 will not exceed RMB2,000,000 (approximately HK$2,220,000), RMB2,200,000 (approximately HK$2,442,000) and RMB2,420,000 (approximately HK$2,686,200) respectively.

The proposed annual caps have been determined by reference to:

(i) the value of the historical annual sales of Type A Merchandise by Pucheng Chia Tai to CP Intertrade for the three years ended 31 December 2007;

(ii) the prevailing market prices of Type A Merchandise; and

(iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The proposed annual cap for 2008 for the transactions under the CPP Supply Agreement represents a 72.6% increment over the aggregate value of the historical transactions between Pucheng Chia Tai on the one hand, and CP Intertrade, on the other, in relation to the supply of Type A Merchandise for 2007. The proposed annual cap for each of 2009 and 2010 represents a 10% increment over that of the previous year.

CP Intertrade is engaged in the trading business. Since it purchased a large amount of Type A Merchandise under a single purchase order during the remaining two months in 2005, the amount of transaction for the year ended 31 December 2005 far exceeded the full year's figure for each of the two years ended 31 December 2006 and 31 December 2007 respectively, which was substantially lower due to a decrease in customer demand and change in customer base of CP Intertrade.

Information on the historical transactions between Pucheng Chia Tai and CP Intertrade in relation to the supply of Type A Merchandise for the years 2005, 2006 and 2007 is set out below:

	Annual Amount for					
Subject	**2005**		**2006**		**2007**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Type A Merchandise	7,586	8,420	244	271	1,159	1,286

F. INFORMATION ON THE RELEVANT COMPANIES

Chia Tai Agro

Chia Tai Agro was incorporated in Bermuda on 16 October 1987 as an exempted company with limited liability. Its issued share capital is HK$1,000,000 divided into 1,000,000 shares of HK$1.00 each which has been fully paid up. Chia Tai Agro is principally engaged in investment holding and is the Existing CPP Group's intermediate holding company which holds the Existing CPP Group's interests in 72 subsidiaries, 18 jointly controlled entities and 1 associated company engaged in the agribusiness (primary in the production of feed, breeding and rearing, raw and cooked food business) in China.

Chia Tai Investment

Chia Tai Investment was established in the PRC on 12 March 1996 as a wholly foreign owned enterprise. The registered capital of Chia Tai Investment is US$146,695,333 (approximately HK$1,144,223,598) and it has been fully paid up. Chia Tai Investment is principally engaged in investment holding and trading and is the Existing CPP Group's intermediate holding company which holds the Existing CPP Group's interests in 38 subsidiaries engaged in the agribusiness (primary in the production of feed, breeding and rearing) in China.

Wide Master

Wide Master was incorporated in Hong Kong on 19 May 1987 as a private company with limited liability. Its issued share capital is HK$2.00 divided into 2 shares of HK$1.00 each which has been fully paid up. Wide Master is principally engaged in property and investment holding, and owns two properties in the PRC, which are occupied as quarters for some of the expatriate staff of the Relevant Companies working in the PRC.

The First PRC Property has an area of 617.7 square meters. The original cost of the First PRC Property to Wide Master was HK$8,581,071 and the book value as at 31 December 2007 was HK$6,197,385.

The Second PRC Property has an area of 587.3 square meters. The original cost of the Second PRC Property to Wide Master was HK$3,102,273 and the book value as at 31 December 2007 was HK$2,419,826.

CT Progressive

CT Progressive was incorporated in the British Virgin Islands on 12 March 1993 as a company limited by shares. Its issued share capital is US$1,000 divided into 1,000 shares of US$1.00 each which has been fully paid up. CT Progressive is principally engaged in investment holding and its principal assets comprise a 12.5% shareholding in a company engaged in aquatic feed production and farming in India.

The Net Loss and Net Liabilities of the Relevant Companies

The table below sets out certain audited consolidated financial information on the Relevant Companies (based on the audited consolidated accounts of the Relevant Companies prepared in accordance with International Financial Reporting Standards) for the two years ended 31 December 2007:

	Year ended 31 December 2006 *US$'000*	Year ended 31 December 2007 *US$'000*
Profit/(Loss) before taxation and extraordinary items	(29,697)	(5,156)
Profit/(Loss) after taxation and extraordinary items	(34,902)	(13,882)
Net liabilities attributable to the Company	(127,450)	(42,585)
Net assets attributable to minority interests	37,026	38,161
Net liabilities	(90,424)	(4,424)

G. REASONS FOR THE DISPOSAL

The Existing CPP Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles, automotive accessories and carburetors, as well as the distribution of Caterpillar construction machinery. Two of the Relevant Companies, Chia Tai Agro and Chia Tai Investment, are companies within the Existing CPP Group which are the intermediate holding companies for most of the entities in the Existing CPP Group responsible for its agribusiness operations. The third of the Relevant Companies, Wide Master, owns certain properties in the PRC which are occupied as quarters for some of the expatriate staff of the Relevant Companies working in the PRC. The fourth of the Relevant Companies, CT Progressive, is an intermediate investment holding company mainly involved in the holding of a minority shareholding in a company engaged in aquatic feed production and farming in India.

For the past five years, the financial performance of the Existing CPP Group's agribusiness has been negatively impacted by the intermittent outbreaks of animal-borne diseases, the import ban imposed on certain agribusiness products in some important export markets, rising raw material prices and pricing pressure from local competitors. As a result, the operating environment in the PRC has become increasingly difficult for the Existing CPP Group's agribusiness with prices for agricultural commodities continuing to rise while the RMB continues to strengthen. Moreover, the outlook of the Existing CPP Group's agribusiness has become unclear given the recent preventive measures implemented by the PRC authorities to curb inflation by controlling food and livestock prices. Additionally, due to its high interest-bearing debts incurred primarily to sustain the Existing CPP Group's agribusiness operations, the Existing CPP Group is currently burdened with a high debt/total equity gearing ratio of 492.6% (as of 31 December 2007) and its operating profit has been adversely affected by the substantial finance costs.

The Directors therefore propose to dispose of the Existing CPP Group's agribusiness in order to focus on the profit-making feed additive (Chlortetracycline) and industrial businesses and apply the net proceeds towards a substantial reduction in the New CPP Group's debt level. Through the Disposal, the Company aims to improve its financial performance by focusing on sustainable, profitable businesses and reducing its finance costs.

It is estimated that, upon Completion, the New CCP Group will record a gain on disposal of approximately US$34,000,000 (approximately HK$265,200,000). Such gain is estimated based on the difference between (i) the consideration for the Disposal; and (ii) the net liabilities of the Relevant Companies as a whole as at 31 December 2007 and the value of the Sale Loan. After deducting the expenses comprising stamp duty and professional fees, the net proceeds of the Disposal of approximately US$101,500,000 (approximately HK$791,700,000) will be used to repay the Existing CPP Group's bank borrowings. The pro forma debt/total equity gearing ratio of the New CPP Group immediately following Completion is expected to be reduced to 125.2%.

Upon Completion, the New CPP Group will continue to focus on biochemical business comprising manufacturing and sales of Chlortetracycline; and industrial business comprising manufacturing and sale of motorcycles and accessories for automotives and carburetors as well as the distribution of Caterpillar construction machinery through its jointly controlled entities. For the year ended 31 December 2007, the audited turnover and profit after tax of the Existing CPP Group's biochemical business engaged in the manufacturing and sales of Chlortetracycline were approximately US$72,105,000 (approximately HK$562,419,000) and approximately US$4,423,000 (approximately HK$34,499,400), representing approximately 3.2% and approximately 106.4% of the Existing CPP Group's audited turnover and profit after tax, respectively, for the same year. The audited profit after tax of the industrial business (which was equity accounted for in the Existing CPP Group's financial statements) for the year ended 31 December 2007 was approximately US$5,825,000 (approximately HK$45,435,000), representing approximately 140.1% of the Existing CPP Group's audited profit after tax for the same year.

Taking into account the abovementioned factors, the Directors (including the independent non-executive Directors) are of the view that the terms of the Disposal are fair and reasonable and in the interests of the Shareholders as a whole.

H. FINANCIAL IMPACT OF THE DISPOSAL

Upon Completion, the Relevant Companies will cease to be subsidiaries of the Company. The financial results of the Relevant Companies will no longer be consolidated into the financial results of the New CPP Group. As set out in more detail the unaudited pro forma financial information on the New CPP Group in Appendix III to this circular, the financial effects on the earnings, assets and liabilities of the New CPP Group are set out as follows:

Earnings

Upon Completion, the earnings of the Relevant Companies will cease to be consolidated in the financial statements of the New CPP Group. Assuming that the Completion had taken place on 1 January 2007, after taking into account the loss attributable to the equity holders of the Company recorded by the Relevant Companies of approximately US$14,313,000 (approximately HK$111,641,400) as at 31 December 2007 and gain on the Disposal of approximately US$34,000,000 (approximately HK$265,200,000), the unaudited net profit attributable to equity holders of the Company would have been increased by approximately 2,150% to US$55,969,000 (approximately HK$436,558,200).

Assets and liabilities

The Disposal would have reduced the New CPP Group's total assets and total liabilities as at 31 December 2007 by approximately 75.2% and 83.4% respectively with reference to the consideration of the Disposal and net deficit of the Relevant Companies as at 31 December 2007.

I. REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

As the Relevant Companies will become wholly-owned subsidiaries of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CP China-CCT Agreement and the CPP-CCT Agreement in order to continue the supply and purchase of Type A Merchandise and Type B Merchandise, respectively, between the New CPP Group and the New Purchaser Group following such completion.

The Directors are of the view that the supply of Type A Merchandise to CP Intertrade under the CPP Supply Agreement is an invaluable opportunity which will enable the New CPP Group to continue to secure an extensive customer base.

The Directors (including the independent non-executive Directors) consider the terms of the Continuing Connected Transactions under the Continuing Connected Transaction Agreements to be on normal commercial terms, fair and reasonable and in the interest of the Shareholders as a whole.

J. LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

The Purchaser, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Disposal exceed 75%, the Disposal also constitutes a very substantial disposal for the Company under the Listing Rules.

CP Intertrade, which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding in the Company of CPI Holding Co., Ltd. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the annual caps of the Continuing Connected Transaction Agreements is more than 2.5%, the transactions contemplated under the Continuing Connected Transaction Agreements constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and will be subject to, among other things, the Independent Shareholders' approval at the SGM.

In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to the Disposal and the Continuing Connected Transactions shall be conducted by poll and any Shareholder with a material interest in the Disposal and the Continuing Connected Transactions must abstain from voting. The Chearavanont Shareholders and their respective associates who are directly and indirectly interested in and exercise control over voting right of 1,486,108,445 Shares, representing approximately 51.43% of the issued share capital of the Company, will abstain from voting at the SGM in respect of the resolutions to be proposed regarding the Disposal and the Continuing Connected Transactions.

K. RECOMMENDATION

The Independent Board Committee has been established to consider whether the respective terms of the Disposal and the Continuing Connected Transactions and the relevant annual caps under the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 22 to 39 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on pages 20 to 21.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the respective terms of the Disposal and the Continuing Connected Transactions and the relevant annual caps under the Continuing Connected Transactions to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole and accordingly, recommends the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the SGM.

L. SPECIAL GENERAL MEETING AND PROXY ARRANGEMENT

A notice convening the SGM at which resolutions will be proposed to the Independent Shareholders to consider, and if thought fit, to approve the Disposal, the Continuing Connected Transaction and the relevant annual caps under the Continuing Connected Transactions is set out on pages 167 to 170 of this circular.

A form of proxy for use at the SGM is also enclosed. Whether or not you are able to attend the SGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting if they so wish.

The Chearavanont Shareholders and their respective associates will abstain from voting at the SGM in respect of the resolutions to be proposed regarding the Disposal and the Continuing Connected Transactions.

Pursuant to bye-law 59 of the bye-laws of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three Shareholders present in person or by proxy and entitled to vote; or (iii) by any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or (iv) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As indicated above, the chairman of the SGM will demand that a poll be taken in respect of each of the ordinary resolutions in relation to the Disposal and the Continuing Connected Transactions to be proposed at the SGM.

M. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

27 May 2008

To the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION
VERY SUBSTANTIAL DISPOSAL
AND
CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 27 May 2008 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Disposal and the Continuing Connected Transactions and not having any interest in the transactions contemplated under the Disposal and the Continuing Connected Transactions, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the Disposal and the Continuing Connected Transactions and the relevant annual caps of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms of the Disposal and the Continuing Connected Transactions and the relevant annual caps of the Continuing Connected Transactions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 22 to 39 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 5 to 19 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms of the Disposal and the Continuing Connected Transactions and the relevant annual caps of the Continuing Connected Transactions are fair

and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders. We therefore recommend the Independent Shareholders to vote in favour of the resolutions in relation to the Disposal and the Continuing Connected Transactions to be proposed at the SGM.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Kowit Wattana	**Sombat Deo-isres**	**Ma Chiu Cheung, Andrew**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Disposal and the Continuing Connected Transactions for inclusion in this Circular.

集團 滙富 KingswayGroup
Kingsway Capital Limited

5/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong
Tel. No.: (852) 2877-1830
Fax. No.: (852) 2283-7722

27 May 2008

To the Independent Board Committee and the Independent Shareholders of
C.P. Pokphand Co. Ltd.

Dear Sirs,

CONNECTED TRANSACTION

VERY SUBSTANTIAL DISPOSAL AND CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Disposal and the Continuing Connected Transactions, details of which are set out in the circular (the "**Circular**") of C.P. Pokphand Co. Ltd. to the Shareholders dated 27 May 2008, of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as defined in the Circular.

Reference is made to the announcement of the Company on 18 April 2008. On 18 April 2008, the Company entered into the Disposal Agreement with the Purchaser in relation to the proposed disposal of the Sale Interests and the Sale Loan at the consideration of US$102,800,000 (approximately HK$801,840,000). In anticipation of the Relevant Companies ceasing to be subsidiaries of the Company and becoming wholly-owned subsidiaries of the Purchaser upon completion of the Disposal, the Company and the Purchaser have entered into the CP China-CCT Agreement and the CPP-CCT Agreement on 18 April 2008 with respect to the supply and purchase arrangements to be made between the New CPP Group and the New Purchaser Group of Type A Merchandise and Type B Merchandise, respectively.

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

The Purchaser, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Disposal exceed 75%, the Disposal also constitutes a very substantial disposal for the Company under the Listing Rules.

On 18 April 2008, the Company and CP Intertrade also entered into the CPP Supply Agreement with respect to the supply of Type A Merchandise by the New CPP Group to CP Intertrade. CP Intertrade, which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding in the Company of CPI Holding Co., Ltd. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the annual caps of the Continuing Connected Transaction Agreements is more than 2.5%, the transactions contemplated under the Continuing Connected Transaction Agreements constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and will be subject to, among other things, the Independent Shareholders' approval at the SGM under Rules 14A.45 to 14A.48 of the Listing Rules.

In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to the Disposal and the Continuing Connected Transactions shall be conducted by poll and any Shareholder with a material interest in the Disposal and the Continuing Connected Transactions must abstain from voting. The Chearavanont Shareholders and their respective associates who are directly and indirectly interested in and exercise control over voting right of 1,486,108,445 Shares, representing approximately 51.43% of the issued share capital of the Company, will abstain from voting at the SGM in respect of the resolutions to be proposed regarding the Disposal and the Continuing Connected Transactions.

The Independent Board Committee, comprising Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew, all being independent non-executive Directors and not having interest in the Disposal and the Continuing Connected Transactions, has been established to advise the Independent Shareholders in relation to the Disposal and Continuing Connected Transactions. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Disposal and the Continuing Connected Transactions, we have relied on the information and representations provided to us by the Directors, which the Directors consider to be complete and relevant.

We have also relied on the information and representations contained in the Circular and have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate on the date of the Circular. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular.

We have not, however, carried out any independent verification of the information provided by the management of the Company and the Directors, nor have we conducted any independent investigation into the business and affairs of the Company, the Relevant Companies, the Purchaser and CP Intertrade or any of their respective subsidiaries, jointly controlled entities or associates.

PRINCIPAL REASONS AND FACTORS CONSIDERED

In arriving at our recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Disposal and the Continuing Connected Transactions, we have considered the following principal reasons and factors:

(I) The Disposal

The Disposal Agreement

(i) Reasons and benefits

The Existing CPP Group is principally engaged in the trading of agricultural products, feed mill and poultry operations, the manufacturing and sale of motorcycles, automotive accessories and carburetors, as well as the distribution of Caterpillar construction machinery.

Performance of the agribusiness

The Existing CPP Group's revenue was approximately US$2.28 billion for the year ended 31 December 2007, of which approximately US$2.22 billion or 97.37% was contributed mainly by the agribusiness as generated by the Relevant Companies and their members. However, the Relevant Companies recorded a net loss attributable to the equity holders of approximately US$14.31 million during the year. For the year ended 31 December 2006, revenue contributed by the Relevant Companies was approximately US$1.62 billion, representing a decrease of approximately 8.47% from that for the year ended 31 December 2005. In addition, net loss attributable to equity holders of approximately US$27.28 million was recorded by the Relevant Companies in 2006 whilst profit of approximately US$11.12 million was made in 2005.

As set out in the Letter from the Board in the Circular ("**Letter from the Board**"), the financial performance of the Existing CPP Group's agribusiness was negatively impacted by the intermittent outbreaks of animal-borne diseases, the import ban imposed on certain agribusiness products in some important export markets, rising raw material prices and pricing pressure from

local competitors. As stated in the Company's 2007 annual report ("**2007 Annual Report**"), although all the operating divisions under agribusiness reported growth in turnover, overall production cost gave way under the pressure of rising prices for raw materials. On the other hand, the operating environment in the PRC has become increasingly difficult for the Existing CPP Group's agribusiness with prices for agricultural commodities continuing to rise while the RMB continues to strengthen. Moreover, the outlook of the Existing CPP Group's agribusiness has become unclear given the recent preventive measures implemented by the PRC authorities to curb inflation by controlling food and livestock prices.

The primary objective of the Disposal is to streamline the corporate structure of the Existing CPP Group by disposing of the loss-making agribusiness in order to focus on the profit-making biochemical business (Chlortetracycline) ("**CTC**") and industrial businesses.

In view of the continuous loss-making of the agribusiness and changing competitive environment in which the agribusiness operates in, we concur with the Directors that the Disposal represents a good opportunity for the Company to realize the business of the Relevant Companies at a reasonable price.

Reduction in debt level of the New CPP Group

The Existing CPP Group recorded net assets and net current liabilities of approximately US$113.20 million and US$355.83 million respectively as at 31 December 2007. Interest-bearing bank and other loans as at 31 December 2007 amounted to approximately US$557.65 million, of which approximately US$425.15 million or 76.24% was related to the Relevant Companies. Loans of approximately US$432.08 million is repayable in 2008 of which approximately US$403.15 million or over 93.30% is related to the Relevant Companies. As at 31 December 2007, the Existing CPP Group is burdened with a high gearing ratio of 492.62%. The finance costs recorded in the consolidated income statement was US$40.14 million for the year ended 31 December 2007.

As stated in the Letter from the Board, net proceeds of the Disposal, which amounted to approximately US$101.50 million after deducting the expenses comprising stamp duty and professional fees, provides the New CPP Group financial resources to repay a portion of the Existing CPP Group's debts. We concur with the Directors' view and believe that the use of net proceeds to repay debts in order to lessen the debt level and financial burden of the New CPP Group substantially upon Completion is favourable to the Company and the Shareholders.

The Directors advise that they have also considered other alternatives such as placing of new shares or rights issues. However, given the recent market sentiment and the price performance of the stock of the Company on the market, the Disposal is believed by the Directors to be the best alternative to reduce the heavy financial burden of the New CCP Group.

Prospects of biochemical business

Pursuant to the 2007 Annual Report, the Existing CPP Group is the biggest manufacturer of CTC in China. The New CPP Group will continue its biochemical business which engages in the manufacturing and sales of CTC.

According to the outline of the Eleventh Five-Year Plan as stated in the China Agriculture Yearbook 2006 and the website of the Central People's Government of the PRC, the annual meat production is predicted to rise from 77.43 million tons in 2005 to 84 million tons in 2010, representing an annual growth rate of 1.64%. The annual feed production will reach 131 million tons with production value of approximately RMB340 billion in 2010 as compared to approximately 100 million tons with production value of approximately RMB300 billion in 2005. Pursuant to the feed market analysis in China for the first quarter of 2008 issued by the Ministry of Agriculture of the PRC in April 2008, prices of feed for pig, broiler (肉雞) and layer (蛋雞) is on the rising track in the first quarter of 2008. Prices of feed for pig increased by 27.59% in March 2008 as compared to the same period in 2007. Prices of feed for broiler and layer increased by 22.02% and 22.33% respectively in March 2008 as compared to the same period in 2007.

The Directors believe that the increasing demand of feed will lead to an increasing demand in feed additive market, which in turn will increase the demand for feed-grade CTC and Hydrochloride CTC. In order to seize this growing market opportunities, the Existing CPP Group has built a new factory in Putan, Fujian, the PRC which is expected to be in full operation in 2008.

Prospects of industrial business

The industrial business of the Existing CPP Group is composed of manufacturing and sale of motorcycles and accessories for automotives and carburetors as well as the distribution of Caterpillar construction machinery through its jointly controlled entities. As set out in the Letter from the Board, for the year ended 31 December 2007, the audited profit after tax of the industrial business (which was equity accounted for in the Existing CPP Group's financial statements) was approximately US$5.83 million, representing approximately 140.10% of the Existing CPP Group's audited profit after tax for the same year. The Directors believe that the demand for those industrial products will continue to rise and the industrial business will continue to be a profit-making segment of the New CPP Group.

In light of the opportunities in the biochemical business and industrial business, the Directors advise that they are optimistic towards the future development of the New CPP Group which will focus on production and sale of feed additives, manufacturing and sale of motorcycles and accessories for automotives, carburetors and distribution of Caterpillar construction machinery.

Taking into account (i) the loss-making performance and heavy financial burden of the Relevant Companies; (ii) the unfavourable operating environment of the agribusiness; and (iii) the prospects of biochemical and industrial business, we are of the view that the entering into of the Disposal Agreement is in the interest of the Company and the Shareholders as a whole.

(ii) Consideration/terms of payment

The consideration for the Disposal is US$102.80 million which was determined by reference to the net liabilities of the Relevant Companies as a whole as at 31 December 2007 and the value of Sale Loan, which shall be payable in cash by the Purchaser to the Company on the date of Completion. As set out in the unaudited pro forma financial information on the New CPP Group in Appendix III to the Circular, upon Completion, the New CPP Group will record a gain on disposal of approximately US$33.87 million.

In order to assess the fairness and reasonableness of the consideration for the Disposal, to our best knowledge, we have identified three companies ("**Comparables**") which are principally engaged in the agribusiness and are currently listed on the Main Board of the Stock Exchange for comparison under price-to-earnings approach and net asset value approach. Our findings are summarized below:

Company (Stock code)	Principal business	Market capitalisation as at the Latest Practicable Date *(Note 1)* *(HK$ million)*	Latest published net asset value prior to the Latest Practicable Date *(Note 1)* *(HK$ million)*	Price-to-earnings ratio *(Note 2)* *(times)*	Premium/(Discount) of market capitalisation to latest published net asset value *(%)*
China Agri-Industries Holdings Limited (606)	Engage in oilseed processing, biofuel and biochemical, rice trading and processing, brewing materials and wheat processing	19,119.58	10,400.27	17.38	83.84
Chaoda Modern Agriculture (Holdings) Limited (682)	Sale of crops	23,229.63	10,284.05	12.08	125.88
China Green (Holdings) Limited (904)	Grow and sale of agricultural products, including fresh produce, processed products, pickled products, rice products, beverage products and instant noodles	8,207.72	1,870.94	21.37	338.69
			Highest	**21.37**	**338.69**
			Lowest	**12.08**	**83.84**
			Average	**16.94**	**182.80**
The Disposal – the Relevant Companies		**801.84** *(Note 3)*	**561.48** *(Note 4)*	**N/A** *(Note 5)*	**42.81**

Source: Website of the Stock Exchange (www.hkex.com.hk)

Notes:

1. Translations of RMB into HK$ and US$ into HK$ are made for illustration purposes only at the exchange rates of RMB1.0 to HK$1.11 and US$1.0 to HK$7.8 respectively.

2. Based on the closing price as at the Latest Practicable Date to the latest published earnings of the Comparables.

3. Market capitalisation of the Disposal is the consideration.

4. The Relevant Companies under the Disposal are not listed companies and business activities of which are mainly financed by the Shareholders' equity and the Sale Loan. For comparison purpose, net asset value equals to the sum of value of Sale Loan and equity attributable to equity holders.

5. Loss for the year ended 31 December 2007 of approximately US$13.88 million was recorded by the Relevant Companies and thus price-to-earnings ratio is not applicable.

Price-to-earnings approach

Reference to price-earnings ratio is the most common approach in valuing revenue generating entities. We consider it meaningful to compare the latest published financial information of the Relevant Companies with the relevant period of financial information of the Comparables. However, since the Relevant Companies recorded loss for the year ended 31 December 2007, price-to-earnings approach is not applicable.

Net asset value approach

Comparing the premium or discount of consideration of the Disposal to the underlying net asset value of the Relevant Companies with the corresponding premium or discount of market capitalisation to the latest published net asset value of the Comparables is also a common way of valuation. As shown in the table above, the premium of consideration of the Disposal to net asset value of the Relevant Companies was approximately 42.81%, which is below the range among the Comparables of premium of approximately 83.84% to 338.69%. Given that the Relevant Companies (i) were loss-making in the past few years; (ii) were burdened with high debt level and finance costs; and (iii) are not listed companies and thus are usually of a lower value than that of a listed company, we consider that the premium of approximately 42.81% as represented by the consideration of the Disposal to the latest published net asset value of the Relevant Companies is justified and reasonable.

Taking into account that (i) the agribusiness conducted by certain of the Relevant Companies recorded loss in the past few years and net liabilities as at 31 December 2007; (ii) the New CPP Group will be released from a substantial financial burden led by the agribusiness; (iii) the Sale Loan was advanced by the Company to Chai Tai Agro as at Completion; and (iv) there will be gain from the Disposal, we consider that the basis for determining the consideration is reasonable.

(iii) Financial effects of the Disposal

The following sets out the effect on the financial position of the New CPP Group upon Completion:

Net asset value

Based on the 2007 Annual Report, the audited consolidated equity attributable to equity holders of the Existing CPP Group was approximately US$65.13 million. As set out in the unaudited pro forma balance sheet of the New CPP Group in Appendix III to the Circular, which assumed the Disposal had taken place on 31 December 2007, after taking into account the net deficits of the Relevant Companies attributable to equity holders, consideration of the Disposal and certain pro forma adjustments, the unaudited consolidated equity attributable to equity holders of

the New CPP Group would have been approximately US$95.94 million, representing an increase of approximately 47.31% from the Existing CPP Group's audited consolidated equity attributable to equity holders as at 31 December 2007 before the Disposal.

Earnings

Upon Completion, the earnings of the Relevant Companies will cease to be consolidated into the results of the New CPP Group. According to the 2007 Annual Report, the audited net profit attributable to equity holders of the Existing CPP Group for the year was approximately US$2.49 million. As set out in the unaudited pro forma consolidated income statement of the New CPP Group in Appendix III to the Circular, which assumed the Disposal had taken place on 1 January 2007, after taking into account the loss attributable to the equity holders recorded by the Relevant Companies of approximately US$14.31 million as at 31 December 2007, gain on Disposal and certain pro forma adjustments, the unaudited net profit attributable to equity holders of the New CPP Group would have been approximately US$55.97 million, representing an increase of approximately 2,147.79% from the Existing CPP Group's audited net profit attributable to equity holders for the year ended 31 December 2007 before the Disposal.

Gearing

The gearing ratio of the Existing CPP Group, as measured by the total interest-bearing bank and other loans over the total equity including minority interests, was approximately 492.62% as at 31 December 2007. Based on the unaudited pro forma consolidated balance sheet of the New CPP Group as set out in Appendix III to the Circular, which assumed the Disposal had taken place on 31 December 2007, the gearing ratio of the New CPP Group would decrease to 125.17%. As the net proceeds from the Disposed is intended to be used to repay bank borrowings of the New CPP Group, the gearing ratio is expected to be further improved.

Cash flow

As set out in the unaudited pro forma consolidated cash flow statement of the New CPP Group in Appendix III to the Circular, the cash and cash equivalent as at 31 December 2007 upon Completion was approximately US$111.27 million (after taking into account the net proceeds from the Disposal), representing an increase of approximately US$28.41 million from that of the Existing CPP Group as at 31 December 2007 before the Disposal.

Given that the net proceeds from the Disposal will significantly increase the financial resources of the New CPP Group, which will be utilized by the New CPP Group to repay debts, we consider that the Disposal is in the interests of the Company and the Shareholders as a whole.

Taking into consideration the abovementioned principal factors and reasons of the Disposal, being:

- the loss-making performance of the agribusiness as conducted by the Relevant Companies in the last few years;

- the Existing CPP Group and the Relevant Companies suffer from high gearing ratio and heavy financial burden;
- the unfavourable operating environment of agribusiness in the PRC;
- the prospects of the feed additive industry in the PRC;
- the expansion of the New CPP Group's scale of production; and
- improvement in net asset value, earnings, gearing ratio and cash flow position of the New CPP Group as a result of the Disposal,

we consider that the terms of the Disposal Agreement are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and the Disposal is in the interests of the Company and the Shareholders as a whole.

(II) The Continuing Connected Transactions

(A) The CP China-CCT Agreement

(i) Reasons and benefits

Biochemcial business comprising manufacturing and sales of Type A Merchandise, CTC, is one of the business segment of the Existing CPP Group, contributing to approximately US$72.11 million or 3.16% of the Existing CPP Group's revenue for the year ended 31 December 2007.

CTC produced by the Existing CPP Group include feed-grade CTC and Hydrochloride CTC. As stated in the Letter from the Board, the New CPP Group targets to focus on the profit-making feed additive business upon Completion, which is the manufacturing and sale of Type A Merchandise, in particular, Hydrochloride CTC. Hydrochloride CTC is a kind of CTC with a higher degree of purity than that of feed-grade CTC and thus the price and profit margin of which is also higher. Pursuant to the 2007 Annual Report, Hydrochloride CTC has been in the industrial spotlight in 2007 with its selling prices holding steady and domestic and overseas sales volume rising 8.5% and 30.3% respectively. In order to seize this market opportunity, as mentioned above, the Existing CPP Group has built a new factory in Fujian for the production of CTC.

As the Relevant Companies will become wholly-owned subsidiaries of the Purchaser upon Completion, the Company has entered into the CP China-CCT Agreement with the Purchaser so as to continue the supply of Type A Merchandise to the New Purchaser Group.

Having considered the above, we are of the view that the entering into of the CP China-CCT Agreement is in the ordinary and usual course of business, and in the interest of the Company and the Shareholders as a whole.

(ii) Principal terms

As set out in the Letter from the Board, the price of Type A Merchandise to be supplied under the CP China-CCT Agreement will be determined by reference to the prevailing market price and the demand of Type A Merchandise in the PRC, which will be no less favourable to the Company than those available to independent third parties. In addition, the credit terms to be offered by the Company will be up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

We have reviewed samples of recent sales document in respect of supply of Type A Merchandise by relevant members of the Existing CPP Group to relevant members of the Relevant Companies and independent third parties respectively. We noted that:

(a) the price of Type A Merchandise varied and, as confirmed by the Directors, was fixed based on the prevailing market price and the demand for Type A Merchandise in the PRC at the time the actual orders were placed;

(b) the price offered to relevant members of the Relevant Companies was not less favourable to relevant members of the Existing CPP Group as compared with that offered to independent third parties; and

(c) the credit terms offered by relevant members of the Existing CPP Group to relevant members of the Relevant Companies and independent third parties were up to 30 days and 60 days respectively.

The Directors advise that the pricing principal and credit terms above will be applied on the transactions under the CP China-CCT Agreement. However, in order to allow the New CPP Group a greater flexibility in conducting sale, credit terms of up to 60 days may be offered to the Purchaser under the CP China-CCT Agreement. As further advised by the Directors, similar credit period may also be offered to independent third parties in future. The actual credit period offered to the Purchaser or independent third parties will be fixed at the time the actual order is placed.

In addition, the Directors confirm that the Company will not be obliged to supply Type A Merchandise to the Purchaser if the Company does not agree on the price or credit terms when an actual order is placed.

Taking into account the above and the confirmation from the Directors that similar pricing and credit terms will be offered to the Purchaser and independent third parties, we concur with the Directors' view and consider that the terms of the CP China-CCT Agreement are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

(iii) Annual caps

Set out below are the breakdown of (i) historical annual sales of Type A Merchandise by relevant members of the Existing CPP Group to relevant members of the Relevant Companies for the three years ended 31 December 2007; and (ii) the annual caps in RMB for the three years ending 31 December 2010 under CP China-CCT Agreement. As the CP China-CCT Agreement is expected by the Directors to become effective some time in the course of the financial year ending 31 December 2008 or 31 December 2009, the annual cap for the financial year will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the CP China-CCT Agreement becomes effective to 31 December 2008 or 31 December 2009 (as the case may be):

	Historical annual sales			**Annual cap**		
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
RMB'000	30,175	20,195	18,383	21,000	25,000	30,000
HK$'000	33,494	22,416	20,405	23,310	27,750	33,300
Year on year increase/(decrease)		(33%)	(9%)	14%	19%	20%

As stated in the Letter from the Board, the annual caps have been determined by reference to (i) the historical annual sales as shown in the table above; (ii) the prevailing market prices of Type A Merchandise; and (iii) allowances for possible price increase in line with consumer prices in the PRC generally and volume growth in the future.

We have discussed with the management of the Company on the basis of determining the annual cap, and was told that the decreasing annual sales from 2005 to 2007 as shown in the table above was mainly due to the outbreak of bird flu and other animal diseases which led to reduction in the number of livestock and demand of feed additive and CTC by breeders. Nevertheless, relevant members of the Relevant Companies had indicated that they would maintain their annual volume of purchase of Type A Merchandise from the New CPP Group at around the level of 2007, and commence to purchase Hydrochloride CTC from the New CPP Group in the coming years. In addition, the Directors intend to increase the price of Type A Merchandise to cover the increase in cost of raw materials.

The Directors advise that their price increase of Type A Merchandise will make reference to the price index of agricultural products in China. As announced by the National Bureau of Statistics of China in April 2008, the price of agricultural products in China in the 1st quarter of 2008 increased by 25.5% from that in the corresponding period in 2007.

Taking into account (i) the historical sales amount; (ii) the indication of future demand of Type A Merchandise from relevant members of the Relevant Companies; (iii) that the year-on-year increase in the annual cap of 2008, 2009 and 2010 in absolute amount is considered by the Directors to be immaterial as compared to the total revenue generated by the manufacturing and sale of CTC of approximately RMB506.72 million in 2007; (iv) the new market trend to use Hydrochloride CTC which is of higher price and profit margin than that of feed-grade CTC; and (v) the historical growth in price index of agricultural products in China, we consider that the basis for determining the annual caps is reasonable.

(B) The CPP-CCT Agreement

(i) Reasons and benefits

Type B Merchandise is one of the raw materials of CTC. As discussed with the management of the Company, we noted that it plans to improve the quality of CTC ("**Improved CTC**") by increasing the portion of Type B Merchandise used in producing CTC. Production of the Improved CTC is intended to commence in the second half of 2008, resulting in an expected increase in the demand for Type B Merchandise by the New CPP Group.

Type B Merchandise is also used for the production of Salinomycin, an antibiotic product which is an animal drug. As stated in the Letter from the Board, despite the production of Salinomycin by the Existing CPP Group ceased in 2007 due to its low profit margin, the Directors intend to resume the production in the coming years when the market trend turnaround and Salinomycin becomes profitable.

The management advise that the Existing CPP Group purchases Type B Merchandise from a subsidiary of Chia Tai Agro and an independent third party. As Chia Tai Agro will become a wholly-owned subsidiary of the Purchaser upon Completion, the Company has entered into the CPP-CCT Agreement so as to continue to purchase Type B Merchandise from the New Purchaser Group.

Having considered the above, we are of the view that the entering into of the CPP-CCT Agreement is in the ordinary and usual course of business, and in the interest of the Company and the Shareholders as a whole.

(ii) Principal terms

As set out in the Letter from the Board, the price of Type B Merchandise to be supplied under the CPP-CCT Agreement will be determined by reference to the prevailing market price and the demand of Type B Merchandise in the PRC and no less favourable to the Company than those available from independent third parties. In addition, the credit terms to be offered by the Purchaser will be up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

We have reviewed samples of recent sales document in respect of purchase of Type B Merchandise by relevant member of the Existing CPP Group from the subsidiary of Chia Tai Agro and independent third party respectively. We noted that:

(a) the price of the Type B Merchandise varied and, as confirmed by the Directors, was fixed based on the prevailing market price and the demand of Type B Merchandise in the PRC at the time the actual orders were placed;

(b) the price offered by the subsidiary of Chia Tai Agro was not less favourable to relevant member of the Existing CPP Group as compared with that offered by independent third party; and

(c) the relevant member of the Existing CPP Group was offered credit terms of up to 30 days by independent third party and, however, was required to make immediate payment by the subsidiary of Chia Tai Agro.

The Directors advise that the pricing principal above will be generally applied on the transactions under the CPP-CCT Agreement. The New CPP Group will be offered credit terms of 60 days. In addition, the Company will not be obliged to purchase Type B Merchandise from the Purchaser if the Company does not agree on the price or credit terms when actual order is placed.

Taking into account (a) the pricing principal as mentioned above; and (b) more favourable credit terms will be offered by the Purchaser to the Company under the CPP-CCT Agreement than those recently offered by independent third party, we concur with the Directors' view and consider that the terms of the CPP-CCT Agreement are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

(iii) Annual caps

Set out below are the breakdown of (i) historical annual purchase of Type B Merchandise by relevant member of the Existing CPP Group from the subsidiary of Chia Tai Argo for the three years ended 31 December 2007; and (ii) the annual caps in RMB for the three years ending 31 December 2010. As the CPP-CCT Agreement is expected by the Directors to become effective some time in the course of the financial year ending 31 December 2008 or 31 December 2009, the annual cap for the financial year will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the CPP-CCT Agreement becomes effective to 31 December 2008 or 31 December 2009 (as the case may be):

	Historical annual sales			**Annual cap**		
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
RMB'000	1,945	1,982	296	2,000	2,000	2,000
HK$'000	2,159	2,200	329	2,220	2,220	2,220
Year on year increase/(decrease)	-	2%	(85%)	575%	0%	0%

As stated in the Letter from the Board and further advised by the Directors, the annual caps have been determined by reference to (i) the historical annual purchase as shown in the table above; (ii) the increasing demand for Type B Merchandise in anticipation of the commencement of production of the Improved CTC after the second half of 2008; (iii) the prevailing market prices of Type B Merchandise; and (iv) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

As mentioned above, the Existing CPP Group intends to commence the production of the Improved CTC from the second half of 2008. As advised by the Directors, the annual caps in 2008, 2009 and 2010 are calculated based on the estimated production volume of the Improved CTC in the second half of 2008, the corresponding volume of Type B Merchandise to be purchased from the New Purchaser Group, and the prevailing market price and predicted price increase in the Type B Merchandise as well. The annual caps in 2009 and 2010 have been determined based on the annual cap in 2008 and possible price increase by reference to the price level of oil products among agricultural products in China. In addition, despite the production of Salinomycin ceased in 2007, the Directors believe that the general market trend of the non-core product would turnaround and thus may resume the production of Salinomycin in the coming years when it becomes profitable.

As announced by the National Bureau of Statistics of China in April 2008, the price of oil products among agricultural products in China in the 1st quarter of 2008 increased by approximately 33.4% from that in the corresponding period in 2007.

Taking into account (i) the historical annual purchase; (ii) the estimated demand of Type B Merchandise in anticipation of the production of the Improved CTC from the second half of 2008; (iii) the improvement in the general market trend of Salinomycin in the coming years as expected by the Directors; and (iv) the possible annual price increase in Type B Merchandise as indicated by the price rise of oil products among agricultural products in China, we consider that the basis for determining the annual caps for the three years ending 31 December 2010 is reasonable.

(C) The CPP Supply Agreement

(i) Reasons and benefits

As stated in the Letter from the Board, the Company, through its non-wholly owned subsidiary, 浦城正大生化有限公司 (Pucheng Chia Tai Biochemistry Co., Ltd.) ("**Pucheng**"), entered into a supply agreement with CP Intertrade on 5 October 2005 in respect of its supply of Type A Merchandise from October 2005 to December 2007, which constituted a continuing connected transaction of the Company exempt from Independent Shareholders' approval. Pucheng has continued to supply Type A Merchandise to CP Intertrade after the expiration of the aforesaid supply agreement on 31 December 2007 whilst, as stated in the Letter from the Board, the aggregate transaction amount from 1 January 2008 up to the Latest Practicable Date did not exceed HK$1 million.

In anticipation of the growth in purchase amount for the three years ending 31 December 2010 as indicated by CP Intertrade to the management of the Company, the entering into of the CPP Supply Agreement will enable the Company to continue to supply Type A Merchandise to CP Intertrade as required by it from time to time on a long-term and ongoing basis.

CP Intertrade is a direct importer, exporter and agent for trading and marketing international brands from general produce to consumer and industrial goods. As such, the Directors are of the view that the entering into the CPP Supply Agreement is an invaluable opportunity which enables the New CPP Group to secure major customers which have extensive experience and retail network in the PRC.

Having considered the above, we are of the view that the entering into of the CPP Supply Agreement is in the ordinary and usual course of business, and in the interest of the Company and the Shareholders as a whole.

(ii) Principal terms

Same as the terms offered to CP China as set out in (A) above, according to the Letter from the Board, the price of Type A Merchandise to be supplied under the CPP Supply Agreement will be determined by reference to the prevailing market price and the demand for Type A Merchandise in the PRC and, which will be no less favourable to the Company than those available to independent third parties. Credit terms will be up to 60 days, or other

generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

We have reviewed samples of recent sales document in respect of supply of Type A Merchandise by Pucheng or other members of the Existing CPP Group to CP Intertrade and independent third parties respectively. We noted that:

(a) the price of the Type A Merchandise varied and, as confirmed by the Directors, was fixed based on the prevailing market price and the demand for Type A Merchandise in the PRC at the time the actual orders were placed;

(b) the price offered to CP Intertrade was not less favourable to Pucheng or other members of the Existing CPP Group as compared with that offered to independent third parties; and

(c) CP Intertrade was requested to make payment in advance whilst the independent third parties were offered credit terms of up to 60 days.

The Directors advise that the pricing principal and credit terms above will be generally applied on the transactions under the CPP Supply Agreement. However, in order to allow the New CPP Group a greater flexibility in conducting sale, credit terms of up to 60 days is offered to CP Intertrade under the CPP Supply Agreement. As further advised by the Directors, similar credit period may also be offered to independent third parties in the future. The actual credit period will be fixed at the time an actual order is placed.

In addition, the Directors confirm that the Company will not be obliged to supply Type A Merchandise to CP Intertrade if the Company does not agree on the price or credit terms when actual order is placed.

Taking into account that the above and confirmations from the Directors that similar pricing and credit terms will be offered to CP Intertrade and independent third parties, we concur with the Directors' view and consider that the terms of the CPP Supply Agreement are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

(iii) Annual caps

Set out below are the breakdown of (i) historical annual sales of Type A Merchandise by Pucheng to CP Intertrade for the three years ended 31 December 2007; and (ii) the annual caps in RMB for the remaining part of the year ending 31 December 2008 from the date on which the CPP Supply Agreement becomes effective and for the two years ending 31 December 2010:

	Historical annual sales			Annual caps		
	2005	2006	2007	2008	2009	2010
RMB'000	7,586	244	1,159	2,000	2,200	2,420
HK$'000	8,420	271	1,286	2,220	2,442	2,686
Year on year increase/(decrease)		(97%)	375%	73%	10%	10%

As stated in the Letter from the Board, the annual caps have been determined by reference to (i) the historical annual sales as shown in the table above; (ii) the prevailing market prices of Type A Merchandise; and (iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The Directors advise that CP Intertrade has indicated to the management of the New CPP Group that they would purchase CTC of the annual cap amount from the New CPP Group in 2008 based on their expected volume of orders from their customers.

As shown in the table above, the historical transaction amount with CP Intertrade fluctuated in the past three years which, as set out in the Letter from the Board, was due to the change in customer demand and customer base of CP Intertrade.

As mentioned in (A) above, price of Type A Merchandise will be adjusted by reference to the price index of agricultural products in China. And the price of agricultural products in China in the 1st quarter of 2008 increased by 25.5% from that in the corresponding period in 2007, as announced by the National Bureau of Statistics of China in April 2008.

Taking into account (i) that the year-on-year increase in the annual cap of 2008, 2009 and 2010 in absolute amount is considered by the Directors to be immaterial as compared to the total revenue generated by sale of CTC of approximately RMB506.72 million in 2007; (ii) the indication of demand from CP Intertrade in the coming year; and (iii) the historical growth in price index of agricultural products in China, we consider that the basis for determining the annual caps is reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the terms under the Disposal and Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the resolutions to be proposed at the SGM to approve the Disposal and Continuing Connected Transactions.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Chu Tai Hoi
Executive Director

ACCOUNTANTS' REPORT OF THE EXISTING CPP GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the Company's independent reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong. Terms defined herein apply to this report only.

ERNST & YOUNG
安 永

18th Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

27 May 2008

The Board of Directors
C.P. Pokphand Co. Ltd.

Dear Sirs,

We set out below our report on the financial information regarding C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 December 2005, 2006 and 2007 (the "Relevant Periods"), prepared on the basis set out in Note 2 of Section II, for inclusion in the circular (the "Circular") issued by the Company dated 27 May 2008 in connection with a very substantial disposal resulting from the proposed disposal of substantially all the Group's feedmill and poultry operations and trading of agricultural products business (the "Disposal Group"), pursuant to the Disposal Agreement dated 18 April 2008 entered into between the Company and CP China Investment Limited (a company incorporated in the Cayman Islands), an investment holding company and is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the controlling shareholders of the Company.

The Company was incorporated in Bermuda with limited liability under Bermuda Companies Act 1981 (as amended) on 16 October 1987 and is engaged in investment holding. As at the date of this report, the Company had direct and indirect interests in the principal subsidiaries set out in Section II below.

We have acted as auditors of the Group for each of the Relevant Periods.

The financial information set out in this report, including the consolidated income statements, the consolidated statements of changes in equity and the consolidated cash flow statements of the Group for each of the Relevant Periods, and the consolidated balance sheets of the Group and the balance sheets of the Company as at 31 December 2005, 2006 and 2007 together with the notes thereto (the "Financial Information") has been prepared based on the audited consolidated financial statements of the Company. No adjustments were considered necessary in the preparation of the Financial Information, which has been prepared on the basis set out in Note 2 of Section II below.

The directors of the Company are responsible for the preparation and the true and fair presentation of the Financial Information in accordance of IFRSs. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the Financial Information that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion solely to you.

Procedures Performed in Respect of the Relevant Periods

We have audited the consolidated financial statements of the Group for each of the Relevant Periods, which were prepared in accordance with International Financial Reporting Standards ("IFRSs"). We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

For the purpose of this report, we have examined the audited consolidated financial statements of the Group for each of the Relevant Periods and have carried out such additional procedures as we considered necessary in accordance with Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

Opinion in Respect of the Relevant Periods

In our opinion, on the basis of preparation as set out in Note 2 of Section II below, the Financial Information together with the notes thereto give, for the purpose of this report, a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005, 2006 and 2007, and of the consolidated results and cash flows of the Group for each of the Relevant Periods.

Without qualifying our opinion, we draw attention to Note 2 of Section II to the Financial Information which indicates that the Group's current liabilities exceeded its current assets by US$355,829,000, US$399,330,000 and US$301,897,000 as at 31 December 2007, 2006 and 2005, respectively. This condition indicates that the existence of a material uncertainty which may cast significant doubt about the ability of the Group and the Company to continue as a going concern.

(I) FINANCIAL INFORMATION

Consolidated Income Statements

	Notes	For the year ended 31 December 2005 US$'000	2006 US$'000	2007 US$'000
REVENUE	8	1,832,764	1,691,457	2,284,772
Cost of sales		(1,631,676)	(1,522,720)	(2,035,955)
Gross profit		201,088	168,737	248,817
Selling and distribution costs		(69,690)	(71,603)	(82,965)
General and administrative expenses		(99,903)	(109,532)	(102,851)
Other income	9	23,615	3,502	23,681
Other losses	10	(16,748)	(7,182)	(39,602)
Finance costs	11	(28,607)	(34,601)	(40,137)
Share of profits and losses of:				
Jointly-controlled entities		5,783	1,282	3,477
Associates		2,393	1,704	3,397
PROFIT/(LOSS) BEFORE TAX	12	17,931	(47,693)	13,817
Tax	16	(7,505)	(6,638)	(9,660)
PROFIT/(LOSS) FOR THE YEAR		10,426	(54,331)	4,157
Attributable to:				
Equity holders of the Company		4,825	(49,728)	2,487
Minority interests		5,601	(4,603)	1,670
		10,426	(54,331)	4,157
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	18			
Basic		US cent 0.182	US cents (1.721)	US cent 0.086
Diluted		US cent 0.179	N/A	N/A

Consolidated Balance Sheets

		At 31 December		
		2005	**2006**	**2007**
	Notes	*US$'000*	*US$'000*	*US$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	19	452,157	447,733	430,167
Investment properties	20	3,185	4,129	6,711
Land lease prepayments	21	38,282	48,731	50,558
Non-current livestock	22	9,864	12,009	23,092
Interests in jointly-controlled entities	24	51,432	83,047	52,166
Interests in associates	25	28,048	26,801	27,642
Available-for-sale investments	26	1,480	1,480	1,238
Goodwill	27	2,703	2,515	2,928
Deferred tax assets	28	2,404	2,011	106
Total non-current assets		589,555	628,456	594,608
CURRENT ASSETS				
Current livestock	29	17,505	17,755	34,334
Inventories	30	163,860	177,033	248,601
Accounts receivable, other receivables and deposits	31	60,147	59,279	74,520
Bills receivable		175	4,675	9,705
Tax recoverable		434	47	47
Due from minority shareholders		3,882	5,620	2,653
Due from related companies	32	10,968	13,610	10,038
Pledged deposits	33	12,890	10,199	4,200
Cash and cash equivalents	33	65,954	55,107	82,852
Total current assets		335,815	343,325	466,950

Consolidated Balance Sheets *(Continued)*

		At 31 December		
		2005	**2006**	**2007**
	Notes	*US$'000*	*US$'000*	*US$'000*
CURRENT LIABILITIES				
Accounts payable, other payables and accrued expenses	34	192,497	251,596	335,723
Bills payable		30,572	10,577	23,032
Tax payable		4,540	4,908	5,323
Provisions for staff bonuses and welfare benefits		8,893	7,739	8,892
Due to related companies	32	10,738	22,182	10,898
Due to minority shareholders		1,483	10,203	6,834
Interest-bearing bank and other loans	35	388,989	435,450	432,077
Total current liabilities		637,712	742,655	822,779
NET CURRENT LIABILITIES		(301,897)	(399,330)	(355,829)
TOTAL ASSETS LESS CURRENT LIABILITIES		287,658	229,126	238,779
NON-CURRENT LIABILITIES				
Interest-bearing bank and other loans	35	(136,429)	(127,616)	(125,577)
Net assets		151,229	101,510	113,202
EQUITY				
Equity attributable to equity holders of the parent				
Issued capital	36	28,898	28,898	28,898
Share premium account	37(b)	73,897	73,897	73,897
Reserves	37(a)	(6,672)	(48,843)	(37,667)
		96,123	53,952	65,128
Minority interests		55,106	47,558	48,074
Total equity		151,229	101,510	113,202

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company													
	Issued share capital US$'000	Share premium account US$'000	Contributed surplus US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Available-for-sale revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumu-lated losses US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1 January 2005	107,924	51,210	6,093	-	7,047	-	30,361	20,670	9,337	(21,354)	(160,140)	51,148	51,672	102,820
Issue of shares *(note 36(ii))*	7,313	22,687	-	-	-	-	-	-	-	-	-	30,000	-	30,000
Exchange realignment	-	-	-	-	-	-	-	-	-	3,176	-	3,176	161	3,337
Surplus on revaluation	-	-	-	-	542	-	-	-	-	-	-	542	-	542
Equity-settled share option arrangements *(note 36)*	-	-	-	8,470	-	-	-	-	-	-	-	8,470	-	8,470
Release upon disposal of subsidiaries *(note 40)*	-	-	-	-	-	-	(1,496)	(676)	(1,281)	1,415	-	(2,038)	-	(2,038)
Capital reduction *(note 36(i)(c))*	(86,339)	-	86,339	-	-	-	-	-	-	-	-	-	-	-
Contributed surplus utilised *(note 36(i)(c))*	-	-	(92,432)	-	-	-	-	-	-	-	92,432	-	-	-
Transfers from/(to) accumulated losses	-	-	-	-	-	-	-	868	2,812	-	(3,680)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(3,988)	(3,988)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	1,952	1,952
Acquisition of an additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(292)	(292)
Profit for the year	-	-	-	-	-	-	-	-	-	-	4,825	4,825	5,601	10,426
At 31 December 2005 and 1 January 2006	28,898	73,897	-	8,470*	7,589*	-*	28,865*	20,862*	10,868*	(16,763)*	(66,563)*	96,123	55,106	151,229
Exchange realignment	-	-	-	-	-	-	-	-	-	4,581	-	4,581	-	4,581
Surplus on revaluation	-	-	-	-	2,976	-	-	-	-	-	-	2,976	-	2,976
Transfers from/(to) accumulated losses	-	-	-	-	-	-	-	1,558	801	-	(2,359)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(2,945)	(2,945)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(49,728)	(49,728)	(4,603)	(54,331)
At 31 December 2006 and 1 January 2007	28,898	73,897	-	8,470*	10,565*	-*	28,865*	22,420*	11,669*	(12,182)*	(118,650)*	53,952	47,558	101,510
Exchange realignment	-	-	-	-	-	-	-	-	-	4,101	-	4,101	1,470	5,571
Transfers from/(to) accumulated losses	-	-	-	-	-	-	-	2,604	954	-	(3,558)	-	-	-
Fair value changes in available-for-sale financial assets	-	-	-	-	-	75	-	-	-	-	-	75	-	75
Surplus on revaluation	-	-	-	-	4,513	-	-	-	-	-	-	4,513	-	4,513
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(6,302)	(6,302)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	3,678	3,678
Profit for the year	-	-	-	-	-	-	-	-	-	-	2,487	2,487	1,670	4,157
At 31 December 2007	28,898	73,897	-	8,470*	15,078*	75*	28,865*	25,024*	12,623*	(8,081)*	(119,721)*	65,128	48,074	113,202

* *These reserve accounts comprise the consolidated negative reserves of US$6,672,000, US$48,843,000 and US$37,667,000 as at 31 December 2005, 2006 and 2007, respectively, in the consolidated balance sheets.*

\# *The accompanying notes form part of this Financial Information.*

Consolidated Cash Flow Statements

	Notes	For the year ended 31 December 2005 US$'000	2006 US$'000	2007 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit/(loss) before tax		17,931	(47,693)	13,817
Adjustments for:				
Interest income	9	(1,000)	(897)	(3,751)
Gain on disposal of subsidiaries	9	(21,270)	(261)	–
Unrealised loss/(gain) on revaluation of livestock	9, 10	(1,149)	1,151	(9,583)
Loss/(gain) on disposal of interests in jointly-controlled entities	9, 10	14	–	(11)
Change in fair value of investment properties	9, 10	(4)	58	(882)
Impairment of items of property, plant and equipment	10	8,264	5,785	29,044
Impairment of goodwill	10	–	188	–
Impairment of interests in jointly-controlled entities	10	–	–	10,558
Equity-settled share option expense	10, 36	8,470	–	–
Finance costs	11	28,607	34,601	40,137
Depreciation of items of property, plant and equipment	12	47,604	50,999	53,779
Amortisation of land lease prepayments	12	1,330	1,061	2,369
Write-back of impairment of jointly-controlled entities	12	(3,674)	–	–
Impairment of available-for-sale investments	12	109	–	–
Loss/(gain) on disposal of items of property, plant and equipment	12	483	(755)	(3,808)
Write-down/(write-back) of inventories to net realisable value	12	(219)	957	798
Impairment/(write-back of impairment) of livestock	12	170	(584)	326
Impairment/(write-back of impairment) of accounts receivable	12	(5,310)	(3,885)	417
Excess over the cost of a business combination recognised as income	12	(192)	–	–
Share of profits and losses of jointly-controlled entities and associates		(8,176)	(2,986)	(6,874)
		71,988	37,739	126,336

Consolidated Cash Flow Statements *(Continued)*

		For the year ended 31 December		
		2005	**2006**	**2007**
	Notes	*US$'000*	*US$'000*	*US$'000*
Increase in livestock		(8,636)	(2,962)	(16,905)
Increase in inventories		(9,311)	(14,130)	(73,866)
Decrease/(increase) in accounts receivable, other receivables and deposits		(604)	4,753	(15,658)
Decrease/(increase) in bills receivable		1,251	(4,500)	(5,030)
Decrease/(increase) in amounts due from related companies		(6,146)	(2,642)	3,572
Decrease in cash held in escrow accounts		9,688	–	–
Increase/(decrease) in accounts payable, other payables and accrued expenses		(3,323)	61,591	84,127
Increase/(decrease) in bills payable		2,929	(19,995)	12,455
Increase/(decrease) in provisions for staff bonuses and welfare benefits		–	(1,154)	1,153
Increase/(decrease) in amounts due to related companies		2,921	11,444	(11,284)
Cash generated from operations		60,757	70,144	104,900
Interest paid		(24,947)	(37,092)	(40,137)
Tax paid		(5,612)	(5,490)	(7,661)
Net cash inflow from operating activities		30,198	27,562	57,102

Consolidated Cash Flow Statements *(Continued)*

	Notes	For the year ended 31 December 2005 US$'000	2006 US$'000	2007 US$'000
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of items of property, plant and equipment	19	(54,734)	(48,277)	(44,380)
Additions to land lease prepayments	21	(683)	(10,396)	(994)
Purchases of additional interests in jointly-controlled entities		–	–	(413)
Disposal of a subsidiary	40	(1)	10,303	–
Decrease/(increase) in interests in jointly-controlled entities		8,534	(30,841)	23,442
Decrease/(increase) in interests in associates		151	2,951	(4,175)
Proceeds from disposal of items of property, plant and equipment and land lease prepayments		5,977	7,070	15,478
Proceeds from disposal of a jointly-controlled entity		593	–	369
Proceeds from disposal of available-for-sale investments		–	–	317
Dividends received from jointly-controlled entities		3,913	508	–
Dividends received from an associate		–	–	6,731
Interest received		1,000	897	3,751
Net cash inflow/(outflow) from investing activities		(35,250)	(67,785)	126
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	36(ii)	30,000	–	–
New bank and other loans		415,865	368,339	324,434
Repayment of bank and other loans		(452,519)	(346,804)	(360,673)
Decrease in pledged deposits		3,902	2,691	5,999
Decrease/(increase) in minority interests		(2,136)	4,037	(1,556)
Net cash inflow/(outflow) from financing activities		(4,888)	28,263	(31,796)

Consolidated Cash Flow Statements *(Continued)*

		For the year ended 31 December		
		2005	**2006**	**2007**
	Notes	*US$'000*	*US$'000*	*US$'000*
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(9,940)	(11,960)	25,432
Effect of exchange rate changes, net		1,525	1,113	2,313
Cash and cash equivalents at beginning of year		74,369	65,954	55,107
CASH AND CASH EQUIVALENTS AT END OF YEAR		65,954	55,107	82,852
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Time deposits	33	739	9,763	8,373
Cash and bank balances	33	65,215	45,344	74,479
		65,954	55,107	82,852

Balance Sheets of the Company

		At 31 December		
		2005	**2006**	**2007**
	Notes	*US$'000*	*US$'000*	*US$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	19	295	602	356
Interests in subsidiaries	23	221,557	182,132	180,745
Interests in associates	25	–	–	–
Total non-current assets		221,852	182,734	181,101
CURRENT ASSETS				
Other receivables and deposits		355	342	746
Cash and cash equivalents	33	990	961	3,311
Total current assets		1,345	1,303	4,057
CURRENT LIABILITIES				
Other payables and accrued expenses		2,906	3,037	2,747
Interest-bearing bank and other loans	35	11,750	12,975	15,925
Total current liabilities		14,656	16,012	18,672
NET CURRENT LIABILITIES		(13,311)	(14,709)	(14,615)
TOTAL ASSETS LESS CURRENT LIABILITIES		208,541	168,025	166,486
NON-CURRENT LIABILITIES				
Interest-bearing bank and other loans	35	(122,625)	(109,650)	(93,725)
Net assets		85,916	58,375	72,761
EQUITY				
Issued capital	36	28,898	28,898	28,898
Share premium account	37(b)	73,897	73,897	73,897
Share option reserve	37(b)	8,470	8,470	8,470
Accumulated losses	37(b), 38	(25,349)	(52,890)	(38,504)
Total equity		85,916	58,375	72,761

(II) NOTES TO THE FINANCIAL INFORMATION

1. CORPORATE INFORMATION

C.P. Pokphand Co. Ltd. is a limited liability company incorporated in Bermuda. The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

During the Relevant Periods, the Group was involved in the following activities:

- feedmill and poultry operations and trading of agricultural products
- manufacture and sale of motorcycles and accessories for automotives through its jointly-controlled entities
- property and investment holding

As at 31 December 2005, 2006 and 2007, the Group employed approximately 44,000, 32,000 and 33,000 employees, respectively (including 14,000, 9,900 and 9,700, respectively, from jointly-controlled entities and associates).

2. BASIS OF PRESENTATION

Despite the Group's consolidated net current liabilities of US$301,897,000, US$399,330,000 and US$355,829,000 at 31 December 2005, 2006 and 2007 respectively, the Financial Information has been prepared on the going concern basis on the basis of the directors' contention that the Group will be able to generate sufficient net cash inflows and new funding in the future to meet all its obligations when they fall due and will also be able to secure the financial support of its bankers, including the continued ongoing renewal, upon the due dates, of the Group's short term bank loans from its bankers.

Should the Group be unable to continue as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in the Financial Information.

3. BASIS OF PREPARATION

The Financial Information has been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. The Financial Information are presented in United States dollars ("US$") and all values are rounded to the nearest thousand except when otherwise indicated.

Statement of compliance

The Financial Information has been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board, the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

Basis of consolidation

The Financial Information comprises the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the Relevant Periods. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. **BASIS OF PREPARATION** *(Continued)*

Basis of consolidation *(Continued)*

The acquisition of subsidiaries during the Relevant Periods has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

4. **IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS**

The International Accounting Standards Committee has issued a number of new and revised IFRSs and IFRIC interpretations which are effective for accounting periods beginning on or after 1 January 2005, 1 January 2006 and 1 January 2007.

For the purpose of preparing and presenting the Financial Information, the Group has adopted all these new and revised IFRSs throughout the Relevant Periods.

5. **IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS**

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the Financial Information.

IFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations[1]
IFRS 3 (Revised)	Business Combinations[5]
IFRS 8	Operating Segments[1]
IAS 1 (Revised)	Presentation of Financial Statements[1]
IAS 23 (Revised)	Borrowing Costs[1]
IAS 27 Amendment	Consolidated and Separate Financial Statements[5]
IAS 32 and IAS 1 Amendments	Puttable Financial Instruments
IFRIC-Int 11	IFRS 2 – Group and Treasury Share Transactions[2]
IFRIC-Int 12	Service Concession Arrangements[4]
IFRIC-Int 13	Customer Loyalty Programmes[3]
IFRIC-Int 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 March 2007
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 January 2008
[5] Effective for annual periods beginning on or after 1 July 2009

The amendment to IFRS 2 restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

5. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

The revised IFRS 3 introduces a number of changes in the accounting for business combinations that will impact on the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. The revised IAS 27 requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by the revised IFRS 3 and the revised IAS 27 must be applied prospectively and will affect future acquisitions and transactions with minority interests.

IFRS 8, which will replace IAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt IFRS 8 from 1 January 2009.

The revised IAS 1 separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

IAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset, As the Group's current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect these amendments to have impact on the financial statements of the Group.

IFRIC-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. IFRIC-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

IFRIC-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. IFRIC-Int 12 also addresses how an operator shall apply existing IFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Group.

IFRIC-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

IFRIC-Int 14 addresses how to assess the limit under IAS 19 Employee Benefits, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Group currently has no customer loyalty award credits and defined benefit scheme, IFRIC-Int 13 and IFRIC-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the income statements and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interest in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting and goodwill recorded in the associates' own financial statements, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the income statements and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

If the Group's share of losses of an associate equals to or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, associates and jointly-controlled entities (previously referred to as negative goodwill), after reassessment, is recognised immediately in the income statements.

The excess for associates and jointly-controlled entities is included in the Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, biological assets, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statements in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statements in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the income statements. Any subsequent revaluation surplus is credited to the income statements to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

(b) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the People's Republic of China (the "PRC"), which require that depreciation to be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on its estimated residual value. The residual value of an item of property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – 4½%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – 33⅓%
Motor vehicles and transport facilities	9% – 33⅓%

The above principal annual rates are adopted based on the PRC accounting principles and the rates are not materially different to those under IFRSs.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statements in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(c) Construction in progress

Construction in progress represents the construction of silos, factories, warehouses and farms, and hatchery facilities, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/ or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statements in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statements in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statements on the straight-line basis over the lease terms.

Land lease prepayments represent land use rights paid to the PRC's governmental authorisation. Land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the respective periods of the rights.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statements when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investments and other financial assets *(Continued)*

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in the other category. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statements.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statements. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statements to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impairment of financial assets *(Continued)*

Available-for-sale investments

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statements, is transferred from equity to the income statement. A provision for impairment is made for available-for-sale investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statements.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing bank and other loans)

Financial liabilities including accounts, bills and other payables, amounts due to related companies and minority shareholders, interest-bearing bank and other loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statements.

Gains and losses are recognised in the income statements when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. There was no significant financial guarantee contract and liability as at the balance sheet date.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statements.

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment losses. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the income statements, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) the cost incurred during the financial year to acquire and breed livestock.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statements.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statements, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

6. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Income tax *(Continued)*

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms; and

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Foreign currencies

The Financial Information is presented in United States dollars as there is the trading of the Company's shares by way of the American Depository Receipts in the United States. In preparing the Financial Information of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are initially recorded using its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statements. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the consolidated income statements in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the Financial Information. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statements for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purpose of presenting the Financial Information, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. United States dollars) at the exchange rates ruling at the balance sheet date, and their income statements are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates ruling at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange equalisation reserve). Such exchange differences are recognised in the income statements in the period in which the foreign operation is disposed of.

For the purpose of the consolidated cash flow statements, the cash flows of overseas subsidiaries are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into United States dollars at the weighted average exchange rates for the year.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2006 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising are recognised in the exchange equalisation reserve.

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes pricing model, further details of which are given in note 36 to the Financial Information. In valuing equity-settled transactions, no account is taken of any performance condition, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

6. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Share-based payment transactions *(Continued)*

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statements for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

Other employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statements as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the income statements in the period in which they are incurred.

7. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's Financial Information requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the Financial Information:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

As at 31 December 2005, 2006 and 2007, the Group's net book values of property, plant and equipment amounted to US$452,157,000, US$447,733,000, US$430,167,000, respectively. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33 1/3% per annum, commencing from the date the property, plant and equipment is placed into productive use. The estimated useful lives and dates that the Group places the property, plant and equipment into productive use reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment.

Impairment of accounts receivable

The policy for provision for impairment loss of the Group is based on the evaluation of collectibility and the aging analysis of the accounts receivable and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews the aging analysis of its inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. Management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowances for obsolete items.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. As at 31 December 2005, 2006 and 2007, the carrying amounts of goodwill amounted to US$2,703,000, US$2,515,000 and US$2,928,000, respectively.

7. **SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES** *(Continued)*

Estimation uncertainty *(Continued)*

Impairment of non-financial assets other than goodwill

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Indefinite life intangible assets are tested for impairment annually and at other times when such indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details, including a sensitivity analysis of key assumptions, are given in note 46 to the Financial Information.

Impairment of property, plant and equipment

The impairment loss of property, plant and equipment is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount of the assets, or, where appropriate, the cash generating unit to which they belong, is the higher of its fair value less costs to sell and value in use. The recoverable amounts are determined based on fair value less costs to sell which are based on the best information available to reflect the amount obtainable at the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable and willing parties, after deducting the costs of disposal. For the estimation of value in use, the Group's management estimates future cash flows from the cash-generating units and chooses a suitable discount rate in order to calculate the present value of those cash flows.

8. **REVENUE**

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue by principal activity and geographical location of operations is as follows:

	Group For the year ended 31 December		
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
By principal activity:			
Sales to/income from external customers:			
Feedmill and poultry operations	1,832,759	1,691,452	2,284,762
Investment and property holding	5	5	10
	1,832,764	1,691,457	2,284,772

	Group For the year ended 31 December		
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
By geographical location of operations:			
PRC:			
Hong Kong	5	5	10
Mainland China	1,832,759	1,691,452	2,284,762
	1,832,764	1,691,457	2,284,772

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 24 and 25 to the Financial Information, respectively.

9. OTHER INCOME

		Group		
		For the year ended 31 December		
		2005	2006	2007
	Notes	*US$'000*	*US$'000*	*US$'000*
Excess over the cost of a business combination recognised as income		192	–	–
Gain on disposal of subsidiaries	40	21,270	261	–
Gain on disposal of an interest in a jointly-controlled entity	44(e)	–	–	11
Gain on disposal of items of property, plant and equipment, net		–	–	3,808
Unrealised gain on revaluation of livestock	22	1,149	–	9,583
Changes in fair value of investment properties	20	4	–	882
Bank and other interest income		1,000	897	3,751
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		–	2,344	5,646
		23,615	3,502	23,681

10. OTHER LOSSES

		Group		
		For the year ended 31 December		
		2005	2006	2007
	Notes	*US$'000*	*US$'000*	*US$'000*
Loss on disposal of an interest in a jointly-controlled entity*		14	–	–
Changes in fair value of investment properties	20	–	58	–
Impairment of interests in jointly-controlled entities	24	–	–	10,558
Impairment of items of property, plant and equipment	19	8,264	5,785	29,044
Impairment of goodwill	27	–	188	–
Unrealised loss on revaluation of livestock	22	–	1,151	–
Equity-settled share option expense	36	8,470	–	–
		16,748	7,182	39,602

* *During the year ended 31 December 2005, the loss was related to the disposal of the Group's entire 50% equity interest in Dong Fang Chia Tai Seed Company Limited to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$593,000.*

11. FINANCE COSTS

	Group		
	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Interest expense on:			
Bank loans wholly repayable within five years	22,196	32,763	40,137
Bank loans wholly repayable beyond five years	6,162	1,394	–
Other loans repayable within five years	249	444	–
	28,607	34,601	40,137

12. PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

		Group		
		For the year ended 31 December		
		2005	2006	2007
	Notes	*US$'000*	*US$'000*	*US$'000*
Auditors' remuneration		639	744	805
Depreciation	19	47,604	50,999	53,779
Amortisation of land lease prepayments	21	1,330	1,061	2,369
Impairment/(write-back of impairment) of accounts receivable	31	(5,310)	(3,885)	417
Write-down/(write-back) of inventories to net realisable value		(219)	957	798
Loss/(gain) on disposal of items of property, plant and equipment, net		483	(755)	(3,808)
Minimum lease payments under operating leases:				
Land and buildings		5,410	4,507	3,968
Plant and machinery		430	1,441	1,950
		5,840	5,948	5,918
Impairment/(write-back of impairment) of livestock		170	(584)	326
Write-back of impairment of jointly-controlled entities		(3,674)	–	–
Impairment of available-for-sale investments		109	–	–
Excess over the cost of a business combination recognised as income		(192)	–	–
Foreign exchange gains, net		(29)	(1,845)	(9,323)
Net rental income		(616)	(562)	(513)
Employee benefits expense (including directors' remuneration – see note 13):				
Wages and salaries		102,671	115,732	134,593
Equity-settled share option expense	36	8,470	–	–
Pension scheme contributions		4,727	6,330	7,940
		115,868	122,062	142,533

13. DIRECTORS' REMUNERATION

Directors' remuneration for the Relevant Periods, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group		
	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Fees	57	93	93
Other emoluments:			
Salaries, allowances and benefits in kind	1,284	2,188	2,755
Employee share option benefits	6,973	–	–
Pension scheme contributions	1	1	1
	8,258	2,189	2,756
	8,315	2,282	2,849

During the year ended 31 December 2005, certain directors were granted share options, in respect of their services to the Group, under the share option schemes of the Company, further details of which are set out in note 36 to the Financial Information. The fair value of such options, which has been expensed to the income statement, was determined as at the date of grant and was included in the above directors' remuneration disclosures.

No share options were granted to the directors in respect of their services to the Group for the years ended 31 December 2006 and 2007.

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the Relevant Periods were as follows:

	Group		
	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Mr. Kowit Wattana	9	31	31
Mr. Sombat Deo-isres	4	31	31
Mr. Ma Chiu Cheung, Andrew	4	31	31
Mr. Budiman Elkana	17	–	–
Mr. Cheung Koon Yuet, Peter	23	–	–
	57	93	93

There were no other emoluments payable to the independent non-executive directors for the Relevant Periods.

13. DIRECTORS' REMUNERATION *(Continued)*

(b) Executive directors

	Fees	Salaries, allowances and benefits in kind	Share option benefits	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Year ended 31 December 2005					
Mr. Sumet Jiaravanon	–	404	429	–	833
Mr. Dhanin Chearavanont	–	167	429	–	596
Mr. Thanakorn Seriburi	–	455	751	–	1,206
Mr. Meth Jiavaranont	–	35	751	–	786
Mr. Anan Athigapanich	–	70	–	70	
Mr. Damrongdej Chalongphuntarat	–	83	–	–	83
Mr. Robert Ping-Hsien Ho	–	19	751	1	771
Mr. Bai Shanlin	–	51	–	–	51
Mr. Soopakij Chearavanont	–	–	–	–	–
Mr. Nopadol Chiaravanot	–	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–	–
Mr. Jaran Chiaravanont	–	–	429	–	429
Mr. Montri Jiaravanont	–	–	429	–	429
Mr. Prasert Poongkumarn	–	–	751	–	751
Mr. Min Tieanworn	–	–	751	–	751
Mr. Thirayut Phitya-Isarakul	–	–	751	–	751
Mr. Veeravat Kanchanadul	–	–	751	–	751
	–	1,284	6,973	1	8,258

	Fees	Salaries, allowances and benefits in kind	Share option benefits	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Year ended 31 December 2006					
Mr. Sumet Jiaravanon	–	404	–	–	404
Mr. Dhanin Chearavanont	–	167	–	–	167
Mr. Thanakorn Seriburi	–	455	–	–	455
Mr. Meth Jiavaranont	–	120	–	–	120
Mr. Anan Athigapanich	–	323	–	–	323
Mr. Damrongdej Chalongphuntarat	–	326	–	–	326
Mr. Robert Ping-Hsien Ho	–	75	–	1	76
Mr. Bai Shanlin	–	318	–	–	318
Mr. Soopakij Chearavanont	–	–	–	–	–
Mr. Nopadol Chiaravanot	–	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–	–
	–	2,188	–	1	2,189

13. DIRECTORS' REMUNERATION *(Continued)*

(b) Executive directors *(Continued)*

	Fees	Salaries, allowances and benefits in kind	Share option benefits	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Year ended 31 December 2007					
Mr. Sumet Jiaravanon	–	404	–	–	404
Mr. Dhanin Chearavanont	–	167	–	–	167
Mr. Thanakorn Seriburi	–	455	–	–	455
Mr. Meth Jiavaranont	–	120	–	–	120
Mr. Anan Athigapanich	–	567	–	–	567
Mr. Damrongdej Chalongphuntarat	–	536	–	–	536
Mr. Robert Ping-Hsien Ho	–	75	–	1	76
Mr. Bai Shanlin	–	431	–	–	431
Mr. Soopakij Chearavanont	–	–	–	–	–
Mr. Nopadol Chiaravanot	–	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–	–
	–	2,755	–	1	2,756

There was no arrangement under which a director waived or agreed to waive any remuneration for the Relevant Periods.

14. FIVE HIGHEST PAID EMPLOYEES

During the years ended 31 December 2005, 2006 and 2007, the five highest paid employees during the year included five, four and five directors, respectively, details of whose remuneration are set out in note 13 above. The remuneration of the remaining non-director, highest paid employee for the Relevant Periods was analysed as follows:

	Group		
	For the year ended 31 December		
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
Salaries, allowances and benefits in kind	–	358	–

During the year ended 31 December 2006, the remuneration of the non-director, highest paid employee fell within the band of US$320,513 – US$384,615 (equivalent to HK$2,500,001 – HK$3,000,000).

15. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) The feedmill and poultry segment represents feedmill and poultry operations and the trading of agricultural products (see note 48 to the Financial Information);

15. SEGMENT INFORMATION *(Continued)*

(ii) The manufacture and sale of motorcycles segment represents the manufacture and sale of motorcycles and accessories for automotives and the trading of automobiles through its jointly-controlled entities; and

(iii) The investment and property segment leases offices owned by the Group and acts as investment holdings of group companies.

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005, 2006 and 2007.

Group

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
2005				
Segment revenue:				
Total sales	1,969,587	–	69	1,969,656
Intrasegment sales	(136,828)	–	(64)	(136,892)
Sales to external customers	1,832,759	–	5	1,832,764
Segment results	52,609	(5,660)	(15,454)	31,495
Other income	22,611	–	4	22,615
Other losses	(8,278)	–	(8,470)	(16,748)
Interest income				1,000
Finance costs				(28,607)
Share of profits and losses of jointly-controlled entities	973	4,810	–	5,783
Share of profits and losses of associates	2,393	–	–	2,393
Profit before tax				17,931
Tax				(7,505)
Profit for the year				10,426

15. **SEGMENT INFORMATION** *(Continued)*

(a) **Business segments** *(Continued)*

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
2006				
Segment revenue:				
Total sales	1,872,469	–	69	1,872,538
Intrasegment sales	(181,017)	–	(64)	(181,081)
Sales to external customers	1,691,452	–	5	1,691,457
Segment results	(6,390)	(3,299)	(2,709)	(12,398)
Other income	2,344	–	261	2,605
Other losses	(7,124)	–	(58)	(7,182)
Interest income				897
Finance costs				(34,601)
Share of profits and losses of jointly-controlled entities	(5,128)	6,410	–	1,282
Share of profits and losses of associates	1,704	–	–	1,704
Loss before tax				(47,693)
Tax				(6,638)
Loss for the year				(54,331)

15. **SEGMENT INFORMATION** *(Continued)*

(a) **Business segments** *(Continued)*

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
2007				
Segment revenue:				
Total sales	2,507,783	–	971	2,508,754
Intrasegment sales	(223,021)	–	(961)	(223,982)
Sales to external customers	2,284,762	–	10	2,284,772
Segment results	67,790	(2,167)	(2,622)	63,001
Other income	19,371	–	559	19,930
Other losses	(39,602)	–	–	(39,602)
Interest income				3,751
Finance costs				(40,137)
Share of profits and losses of jointly-controlled entities	(4,515)	7,992	–	3,477
Share of profits and losses of associates	3,397	–	–	3,397
Profit before tax				13,817
Tax				(9,660)
Profit for the year				4,157

* *These activities were conducted through the Group's jointly-controlled entities.*

15. **SEGMENT INFORMATION** *(Continued)*

(a) **Business segments** *(Continued)*

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
2005				
Interests in jointly-controlled entities	10,232	41,200	–	51,432
Interests in associates	28,048	–	–	28,048
Segment assets	812,963	4,167	25,922	843,052
Unallocated assets				2,838
Total assets				925,370
Segment liabilities	236,443	4,556	3,184	244,183
Unallocated liabilities				529,958
Total liabilities				774,141
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	55,314	103	–	55,417
Depreciation and amortisation	48,638	165	131	48,934
Impairment of items of property, plant and equipment	8,264	–	–	8,264

15. **SEGMENT INFORMATION** *(Continued)*

(a) **Business segments** *(Continued)*

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
2006				
Interests in jointly-controlled entities	35,933	47,114	–	83,047
Interests in associates	26,801	–	–	26,801
Segment assets	838,435	4,124	17,316	859,875
Unallocated assets				2,058
Total assets				971,781
Segment liabilities	295,138	4,005	3,154	302,297
Unallocated liabilities				567,974
Total liabilities				870,271
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	57,929	208	536	58,673
Depreciation and amortisation	51,602	231	227	52,060
Impairment of items of property, plant and equipment	5,785	–	–	5,785

15. **SEGMENT INFORMATION** *(Continued)*

(a) **Business segments** *(Continued)*

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
2007				
Interests in jointly-controlled entities	(4,357)	56,523	–	52,166
Interests in associates	27,642	–	–	27,642
Segment assets	955,765	4,539	21,293	981,597
Unallocated assets				153
Total assets				1,061,558
Segment liabilities	381,988	3,276	115	385,379
Unallocated liabilities				562,977
Total liabilities				948,356
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	45,121	216	37	45,374
Depreciation and amortisation	55,617	199	332	56,148
Impairment of items of property, plant and equipment	29,044	–	–	29,044

* *These activities were conducted through the Group's jointly-controlled entities of its industrial sector.*

15. SEGMENT INFORMATION *(Continued)*

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's geographical segments for the years ended 31 December 2005, 2006 and 2007.

Group

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
2005			
Segment revenue:			
Total sales	69	1,969,587	1,969,656
Intrasegment sales	(64)	(136,828)	(136,892)
Sales to external customers	5	1,832,759	1,832,764
Segment results	(14,855)	46,350	31,495
Other income	4	22,611	22,615
Other losses	(8,470)	(8,278)	(16,748)
Interest income			1,000
Finance costs			(28,607)
Share of profits and losses of jointly-controlled entities	–	5,783	5,783
Share of profits and losses of associates	–	2,393	2,393
Profit before tax			17,931
Tax			(7,505)
Profit for the year			10,426

15. **SEGMENT INFORMATION** *(Continued)*

(b) **Geographical segments** *(Continued)*

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2006			
Segment revenue:			
Total sales	69	1,872,469	1,872,538
Intrasegment sales	(64)	(181,017)	(181,081)
Sales to external customers	5	1,691,452	1,691,457
Segment results	(2,706)	(9,692)	(12,398)
Other income	–	2,605	2,605
Other losses	–	(7,182)	(7,182)
Interest income			897
Finance costs			(34,601)
Share of profits and losses of jointly-controlled entities	–	1,282	1,282
Share of profits and losses of associates	–	1,704	1,704
Loss before tax			(47,693)
Tax			(6,638)
Loss for the year			(54,331)

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2007			
Segment revenue:			
Total sales	971	2,507,783	2,508,754
Intrasegment sales	(961)	(223,021)	(223,982)
Sales to external customers	10	2,284,762	2,284,772
Segment results	(2,622)	65,623	63,001
Other income	928	19,002	19,930
Other losses	–	(39,602)	(39,602)
Interest income			3,751
Finance costs			(40,137)
Share of profits and losses of jointly-controlled entities	–	3,477	3,477
Share of profits and losses of associates	–	3,397	3,397
Profit before tax			13,817
Tax			(9,660)
Profit for the year			4,157

15. **SEGMENT INFORMATION** *(Continued)*

(b) **Geographical segments** *(Continued)*

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
2005			
Interests in jointly-controlled entities	–	51,432	51,432
Interests in associates	–	28,048	28,048
Segment assets	14,720	828,332	843,052
Unallocated assets			2,838
Total assets			925,370
Segment liabilities	3,184	240,999	244,183
Unallocated liabilities			529,958
Total liabilities			774,141
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	–	55,417	55,417
Depreciation and amortisation	131	48,803	48,934
Impairment of items of property, plant and equipment	–	8,264	8,264

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
2006			
Interests in jointly-controlled entities	–	83,047	83,047
Interests in associates	–	26,801	26,801
Segment assets	20,304	839,571	859,875
Unallocated assets			2,058
Total assets			971,781
Segment liabilities	1,883	300,414	302,297
Unallocated liabilities			567,974
Total liabilities			870,271
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	536	58,137	58,673
Depreciation and amortisation	227	51,833	52,060
Impairment of items of property, plant and equipment	–	5,785	5,785

15. **SEGMENT INFORMATION** *(Continued)*

(b) **Geographical segments** *(Continued)*

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
2007			
Interests in jointly-controlled entities	–	52,166	52,166
Interests in associates	–	27,642	27,642
Segment assets	20,188	961,409	981,597
Unallocated assets			153
Total assets			1,061,558
Segment liabilities	4,495	380,884	385,379
Unallocated liabilities			562,977
Total liabilities			948,356
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	37	45,337	45,374
Depreciation and amortisation	332	55,816	56,148
Impairment of items of property, plant and equipment	–	29,044	29,044

16. **TAX**

	Group		
	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Group:			
Charge for the year – Mainland China	7,637	6,245	7,755
Deferred – Mainland China *(note 28)*	(132)	393	1,905
Total tax charge for the year	7,505	6,638	9,660

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the years ended 31 December 2005, 2006 and 2007.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income taxes at rates ranging from 15% to 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved, and became effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Therefore, the applicable income tax rate of the subsidiaries of the Group increases progressively until it reaches 25% during the five-year transition period according to the New Corporate Income Tax Law starting from 1 January 2008.

16. TAX *(Continued)*

A reconciliation of the tax expense/(credit) applicable to profit/(loss) before tax using the statutory rates to the actual tax expense is as follows:

	For the year ended 31 December					
	2005		2006		2007	
	US$'000	*%*	*US$'000*	*%*	*US$'000*	*%*
Profit/(loss) before tax	17,931		(47,693)		13,817	
Expected tax charge/(credit) at the domestic tax rates applicable in the specific provinces/districts concerned, net	1,360	7.6	(17,215)	36.1	(2,618)	(18.9)
Non-deductible expenses, net	1,922	10.7	2,839	(6.0)	4,235	30.6
Tax exemptions or reductions	(5,533)	(30.9)	(3,449)	7.2	(5,270)	(38.1)
Tax losses of subsidiaries not recognised	11,659	65.0	25,149	(52.7)	13,318	96.4
Profits and losses attributable to jointly-controlled entities and associates	(1,880)	(10.4)	(1,078)	2.3	(5)	–
Effect of increase in tax rates on temporary differences	(23)	(0.1)	392	(0.8)	–	–
Actual tax expense	7,505	41.9	6,638	(13.9)	9,660	69.9

The share of tax attributable to jointly-controlled entities and associates is included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the income statements, and the amounts were as follows:

	Group For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Jointly-controlled entities	837	1,984	515
Associates	1,971	394	385
	2,808	2,378	900

17. **PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY**

During the years ended 31 December 2005, 2006 and 2007, the net profit or loss attributable to equity holders of the Company amounted to net loss of US$3,110,000, net loss of US$27,541,000 and net profit of US$14,386,000, which have been dealt with in the financial statement of the Company (note 37).

18. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings/(loss) per share amounts is based on the profit for the year attributable to ordinary equity holders of the parent and the weighted average number of ordinary shares in issue during the Relevant Periods.

The calculations of basic and diluted earnings per share are based on:

	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Earnings			
Profit/(loss) attributable to ordinary equity holders of the parent	4,825	(49,728)	2,487

	For the year ended 31 December		
	2005	2006	2007
Number of shares			
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	2,645,980,786	2,889,730,786	2,889,730,786
Effect on dilution-weighted average number of ordinary shares:			
Share options	47,126,086	–	–
	2,693,106,872	2,889,730,786	2,889,730,786

Diluted earnings per share amounts for the years ended 31 December 2006 and 2007 have not been disclosed as the share options outstanding during these years had an anti-dilutive effect on the basic earnings per share for these years.

19. PROPERTY, PLANT AND EQUIPMENT

Group	2005							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	9,583	5,742	293,007	492,871	68,062	26,117	11,192	906,574
Additions	-	-	1,174	3,850	3,783	2,351	43,576	54,734
Disposals	-	-	(4,132)	(3,705)	(1,228)	(2,283)	-	(11,348)
Revaluation	411	-	-	-	-	-	-	411
Transfer in/(out)	-	-	3,659	10,681	1,283	284	(15,907)	-
Transfer from investment properties *(note 20)*	97	-	-	-	-	-	-	97
Disposals of subsidiaries *(note 40)*	-	-	(10)	(88)	(85)	-	-	(183)
Exchange realignment	-	122	5,667	10,474	1,565	634	1,005	19,467
At end of year	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	102,828	292,641	42,503	19,428	-	457,400
Depreciation provided during the year *(note 12)*	131	-	12,320	28,871	4,014	2,268	-	47,604
Impairment losses provided during the year *(note 10)*	-	-	3,085	5,053	115	11	-	8,264
Disposals	-	-	(990)	(1,488)	(1,040)	(1,897)	-	(5,415)
Revaluation	(131)	-	-	-	-	-	-	(131)
Disposal of subsidiaries *(note 40)*	-	-	(10)	(88)	(85)	-	-	(183)
Exchange realignment	-	-	2,125	6,534	943	454	-	10,056
At end of year	-	-	119,358	331,523	46,450	20,264	-	517,595
Net book value:								
At end of year	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157
At beginning of year	9,583	5,742	190,179	200,230	25,559	6,689	11,192	449,174

19. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Group	2006							
	Office premises in Hong Kong *US$'000*	Office premises in Mainland China *US$'000*	Industrial buildings in Mainland China *US$'000*	Plant and machinery *US$'000*	Furniture, fixtures and equipment *US$'000*	Motor vehicles and transport facilities *US$'000*	Construction in progress *US$'000*	Total *US$'000*
Cost or valuation:								
At beginning of year	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
Additions	-	-	4,191	4,796	4,242	2,358	32,190	48,277
Disposals	-	-	(4,045)	(3,835)	(4,434)	(4,476)	(63)	(16,853)
Revaluation	2,307	(193)	-	-	-	-	-	2,114
Transfer in/(out)	-	-	8,060	30,709	1,155	103	(40,027)	-
Transfer to investment properties *(note 20)*	(101)	(752)	-	-	-	-	-	(853)
Disposal of subsidiaries *(note 40)*	-	-	(20,582)	-	-	-	-	(20,582)
Exchange realignment	-	149	11,587	22,366	3,016	1,002	1,853	39,973
At end of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	119,358	331,523	46,450	20,264	-	517,595
Depreciation provided during the year *(note 12)*	137	725	14,105	29,682	4,153	2,197	-	50,999
Impairment losses provided during the year *(note 10)*	-	-	2,474	3,004	303	4	-	5,785
Disposals	-	-	(1,622)	(2,526)	(3,324)	(3,816)	-	(11,288)
Revaluation	(137)	(725)	-	-	-	-	-	(862)
Disposal of subsidiaries *(note 40)*	-	-	(10,538)	-	-	-	-	(10,538)
Exchange realignment	-	-	4,898	14,835	1,918	753	-	22,404
At end of year	-	-	128,675	376,518	49,500	19,402	-	574,095
Net book value:								
At end of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733
At beginning of year	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

19. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Group	2007							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Additions	-	-	7,856	11,073	3,705	2,488	19,258	44,380
Disposals	-	-	(12,096)	(15,480)	(4,598)	(4,394)	-	(36,568)
Revaluation	3,595	600	-	-	-	-	-	4,195
Transfer in/(out)	-	-	20,660	25,475	1,600	263	(47,998)	-
Transfer to investment properties *(note 20)*	(1,428)	-	-	-	-	-	-	(1,428)
Disposal of subsidiaries *(note 40)*	-	-	-	-	-	-	-	-
Exchange realignment	-	354	21,016	40,288	5,307	1,635	1,473	70,073
At end of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	128,675	376,518	49,500	19,402	-	574,095
Depreciation provided during the year *(note 12)*	-	318	16,392	30,736	3,716	2,617	-	53,779
Impairment losses provided during the year *(note 10)*	-	-	13,302	14,706	784	252	-	29,044
Disposals	-	-	(6,873)	(10,972)	(3,653)	(3,655)	-	(25,153)
Revaluation	-	(318)	-	-	-	-	-	(318)
Disposal of subsidiaries *(note 40)*	-	-	-	-	-	-	-	-
Exchange realignment	-	-	9,224	27,051	3,368	1,223	-	40,866
At end of year	-	-	160,720	438,039	53,715	19,839	-	672,313
Net book value:								
At end of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167
At beginning of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

The Group's office premises and industrial buildings as at 31 December 2007 are analysed as follows:

	Hong Kong *US$'000*	Mainland China *US$'000*	Total *US$'000*
Cost or valuation:			
Long term leases	14,464	–	14,464
Medium term leases	–	342,034	342,034
	14,464	342,034	356,498

An analysis of the cost or valuation of the property, plant and equipment as at 31 December 2007 is as follows:

	Valuation *US$'000*	Cost *US$'000*	Total *US$'000*
Office premises in Hong Kong	14,464	–	14,464
Office premises in Mainland China	6,022	–	6,022
Industrial buildings in Mainland China	–	336,012	336,012
Plant and machinery	–	629,475	629,475
Furniture, fixtures and equipment	–	83,373	83,373
Motor vehicles and transport facilities	–	26,582	26,582
Construction in progress	–	6,552	6,552

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31 December 2005, 2006 and 2007.

Had the Group's premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amounts of the premises would have been US$1,500,000, US$1,447,000 and US$1,394,000 as at 31 December 2005, 2006 and 2007, respectively.

The office premises in Mainland China are held under medium term leases and were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31 December 2005, 2006 and 2007.

Had the Group's premises in Mainland China been stated at cost less accumulated depreciation, the carrying amounts of the premises would have been US$5,513,000, US$4,327,000 and US$3,141,000 as at 31 December 2005, 2006 and 2007, respectively.

The industrial buildings in Mainland China are held under medium term leases.

Certain of the Group's buildings and plant and machinery in Mainland China have been pledged as securities for interest-bearing bank loans as further detailed in note 35 to the Financial Information.

As at 31 December 2006, included in the balance of construction in progress of the Group was construction in progress built on lands with a net book value of approximately US$10,195,000 in respect of which the Group had not yet obtained the relevant land use rights of such lands. The relevant land use rights were obtained during the year ended 31 December 2007.

The Group carried out reviews of the recoverable amounts of its property, plant and equipment, having regard to its ongoing improvement of product lines and the market conditions of the Group's products. These assets are used in the Group's feedmill and poultry operations and trading of agricultural products segment. During the years ended 31 December 2005, 2006 and 2007, the reviews led to the recognition of impairment losses arising from suspension of production lines and obsolescence of property, plant and machinery amounting to US$8,264,000, US$5,785,000 and US$29,044,000, respectively, that have been recognised in the income statements.

19. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

The recoverable amounts of the property, plant and equipment cash-generating units have been determined based on a value in use calculation using cash flow projections according to financial budgets covering a five-year period approved by senior management. During the years ended 31 December 2005, 2006 and 2007, the discount rates applied to the cash flow projections are 4.96%, 4.85% and 5.81%, respectively, which are the cost of capital of the Group.

Key assumptions were used in the value in use calculations of the property, plant and equipment cash-generating units as at 31 December 2005, 2006 and 2007. The following describes each key assumption on which management has based its cash flow projection to undertake impairment testing of property, plant and equipment.

Budgeted gross margin – The basis used to determine the value assigned to the budgeted gross margins is the average gross margin achieved in the year immediately before the budget year and increased for expected efficiency in production.

Discount rates – The discount rates used are before tax and reflect specific risks relating to the relevant units.

Company

		Furniture, fixtures and equipment	
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
Cost:			
At beginning of year	730	942	1,183
Additions	212	536	37
Disposals	–	(295)	–
At end of year	942	1,183	1,220
Accumulated depreciation:			
At beginning of year	552	647	581
Depreciation provided during the year	95	227	283
Disposals	–	(293)	–
At end of year	647	581	864
Net book value:			
At end of year	295	602	356
At beginning of year	178	295	602

20. INVESTMENT PROPERTIES

	Group		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Long term leases in Hong Kong, at valuation:			
At beginning of year	214	121	269
Transfers from/(to) owner-occupied properties *(note 19)*	(97)	101	1,428
Net gain from a fair value adjustment*	4	47	559
At end of year	121	269	2,256
Medium term leases in Mainland China, at valuation:			
At beginning of year	3,020	3,064	3,860
Transfers from owner-occupied properties *(note 19)*	–	752	–
Net gain/(loss) from a fair value adjustment*	–	(105)	323
Exchange realignment	44	149	272
At end of year	3,064	3,860	4,455
	3,185	4,129	6,711

* During the years ended 31 December 2005, 2006 and 2007, the total fair value credited/(charged) to the income statements included a fair value gain of US$4,000 (note 9), a fair value loss of US$58,000 (note 10) and a fair value gain of US$882,000 (note 9), respectively.

The investment property in Hong Kong is held under a long term lease. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31 December 2005, 2006 and 2007.

The investment properties in Mainland China are held under medium term leases. The properties were revalued by B.I. Appraisals Limited, Hainan Haixin Accountant Affairs Office and Wuhan Zheng Hao Certified Public Accountants, at 31 December 2005. They were revalued by Castores Magi (Hong Kong) Limited, Hainan Zhonglixin Appraisals Limited and Wuhan Zheng Hao Certified Public Accountants, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31 December 2006; and Castores Magi (Hong Kong) Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31 December 2007.

Details of the investment properties are as follows:

Location	Use
Portions of 21/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Portions of block 1, 12/F., Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai County, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental

21. LAND LEASE PREPAYMENTS

	Group		
	At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
At beginning of year	38,643	38,282	48,731
Additions	683	10,396	994
Disposals	(527)	(750)	(255)
Amortisation during the year *(note 12)*	(1,330)	(1,061)	(2,369)
Exchange realignment	813	1,864	3,457
At end of year	38,282	48,731	50,558

The land lease prepayments are held on a medium term basis and are situated in Mainland China.

As at 31 December 2006, included in the Group's balances are lands with net book value of approximately US$1,449,000 for which the Group had not yet obtained the relevant land use rights. The relevant land use rights were obtained during the year ended 31 December 2007.

Certain of the Group's land lease prepayments have been pledged as securities for interest-bearing bank loans as further detailed in note 35 to the Financial Information.

22. NON-CURRENT LIVESTOCK

	Group		
	At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Livestock:			
at fair value	8,350	9,259	20,240
at cost	1,514	2,750	2,852
	9,864	12,009	23,092
		Number of pigs	
Physical quantity of pigs:			
Progeny pigs	92,922	114,700	117,578
Breeder pigs	17,201	19,638	18,319
	110,123	134,338	135,897

The Group's non-current livestock comprise progeny and breeder pigs owned by subsidiaries. The progeny pigs are raised for sale. The breeder pigs are held to produce further progeny pigs. The fair value was determined based on the selling prices approximating to those at the year end. Significant assumptions made in determining the fair value of the livestock are:

(i) progeny pigs aged up to 17 weeks are valued at cost as no active or liquid markets exist for these pigs; and

(ii) progeny pigs aged 18 weeks and above and breeder pigs are valued at fair value less estimated point-of-sale costs.

22. NON-CURRENT LIVESTOCK *(Continued)*

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
A reconciliation of changes in the carrying amount is as follows:			
Carrying amount at 1 January	4,614	9,864	12,009
Increase due to purchases/raising	34,889	31,838	44,997
Gain/(loss) arising from changes in fair value less estimated point-of-sale costs, net *(notes 9 and 10)*	1,149	(1,151)	9,583
Decrease due to sales	(30,788)	(28,542)	(43,497)
Carrying amount at 31 December	9,864	12,009	23,092

23. INTERESTS IN SUBSIDIARIES

	Company At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Unlisted shares, at cost	61,323	72,374	171,069
Due from subsidiaries	321,035	273,774	181,636
Due to subsidiaries	(72,401)	(75,616)	(83,560)
	309,957	270,532	269,145
Impairment*	(88,400)	(88,400)	(88,400)
	221,557	182,132	180,745

* As at 31 December 2005, 2006 and 2007, an impairment was recognised for certain unlisted investments with carrying amounts of US$352,705,000, US$326,203,000 and US$328,715,000, respectively, because the recoverable amounts of these subsidiaries are less than their investment costs.

The amounts due from and to subsidiaries bore interest at LIBOR plus 0.5% per annum for the year ended 31 December 2005, at rates ranging from SIBOR plus 1.5% to LIBOR plus 1.75% per annum for the year ended 31 December 2006 and are interest-free for the year ended 31 December 2007. The amounts due from and to subsidiaries are unsecured and have no fixed terms of repayment. The carrying amounts of these amounts due from and to subsidiaries approximate to their fair values.

Particulars of the Company's principal subsidiaries are presented on pages 124 to 134 of the Financial Information.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Unlisted investments:			
Share of net assets	46,149	43,109	45,294
Due from jointly-controlled entities	17,837	45,944	47,891
Due to jointly-controlled entities	(10,888)	(4,340)	(28,795)
	53,098	84,713	64,390
Impairment *	(1,666)	(1,666)	(12,224)
	51,432	83,047	52,166

* As at 31 December 2005, 2006 and 2007, impairment was recognised for certain unlisted investments with carrying amounts of US$1,666,000, US$1,666,000 and US$12,224,000, respectively, because the recoverable amounts of these jointly-controlled entities are less than their investment costs. During the years ended 31 December 2005, 2006 and 2007, impairment losses of nil, nil and US$10,558,000, respectively, were made (note 10).

During the years ended 31 December 2006 and 2007, the amounts due from and to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment, and they bore interest at rates from zero to 7.2% per annum during the year ended 31 December 2005. The carrying amounts of the amounts due from and to jointly-controlled entities approximate to their fair values.

Particulars of the jointly-controlled entities are presented on pages 134 to 137 of the Financial Information.

A significant number of the Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 38 to the Financial Information.

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(Continued)*

The following summary of the financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly-controlled entities involved in the agri-business and industrial business at the balance sheet dates, accounted for by the Group using the equity method, for the years ended 31 December 2005, 2006 and 2007:

	At 31 December					
	2005		2006		2007	
	Agri-business in Mainland China	Industrial business in Mainland China	Agri-business in Mainland China	Industrial business in Mainland China	Agri-business in Mainland China	Industrial business in Mainland China
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	83,869	42,297	80,642	47,449	64,271	59,318
Available-for-sale investments	119	1,568	765	621	10,590	202
Long term receivables and other assets	458	323	1,182	326	1,638	348
Current assets	105,013	118,176	93,672	153,088	94,557	207,740
Current liabilities	(222,843)	(70,948)	(224,407)	(98,124)	(206,646)	(144,388)
Net current assets/(liabilities)	(117,830)	47,228	(130,735)	54,964	(112,089)	63,352
Non-current liabilities	(3,611)	(10)	(468)	–	(13,042)	(152)
Net assets/(liabilities)	(36,995)	91,406	(48,614)	103,360	(48,632)	123,068
Shareholders' funds	(36,995)	91,412	(48,614)	103,311	(48,632)	122,982
Minority interests	–	(6)	–	49	–	86
	(36,995)	91,406	(48,614)	103,360	(48,632)	123,068

	For the year ended 31 December					
	2005		2006		2007	
	Agri-business in Mainland China	Industrial business in Mainland China	Agri-business in Mainland China	Industrial business in Mainland China	Agri-business in Mainland China	Industrial business in Mainland China
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Revenue	588,514	258,024	469,403	301,980	449,316	367,769
Profit/(loss) before tax	(694)	12,583	(10,799)	17,027	(3,720)	17,635
Tax	(738)	(1,557)	(648)	(3,627)	(1,218)	(3,339)
Profit/(loss) for the year	(1,432)	11,026	(11,447)	13,400	(4,938)	14,296
Minority interests' share of profits and losses	–	–	–	5	–	(29)
Profit/(loss) attributable to shareholders	(1,432)	11,026	(11,447)	13,405	(4,938)	14,267
The Group's proportionate share of profits and losses after tax for the year	973	4,810	(5,128)	6,410	(4,515)	7,992

25. INTERESTS IN ASSOCIATES

	Group	At 31 December		Company	At 31 December	
	2005	2006	2007	2005	2006	2007
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Unlisted investments:						
At cost	–	–	–	15,000	15,000	15,000
Share of net assets	13,274	14,978	11,684	–	–	–
Impairment *	–	–	–	(15,000)	(15,000)	(15,000)
	13,274	14,978	11,684	–	–	–
Due from associates	14,774	11,823	15,958	14,773	14,773	14,773
Impairment *	–	–	–	(14,773)	(14,773)	(14,773)
	28,048	26,801	27,642	–	–	–

* As at 31 December 2005, 2006 and 2007, impairment was recognised for an unlisted investment with carrying amounts of US$29,773,000, US$29,773,000 and US$29,773,000, respectively, because the recoverable amount of the unlisted investment is less than its investment cost.

The amounts due from and to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from and to associates approximate to their fair values.

Particulars of the associates are presented on page 137 of the Financial Information.

A significant number of the Group's interests in associates are joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 38 to the Financial Information.

Under the terms of the joint venture agreements, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all associates involved in the agri-business at the balance sheet dates, accounted for by the Group using the equity method, for the years ended 31 December 2005, 2006 and 2007:

	Agri-business in Mainland China	At 31 December	
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	18,048	18,801	10,382
Available-for-sale investments	6,665	6,943	-
Long term receivables and other assets	1,129	1,176	9,339
Current assets	36,347	37,861	54,328
Current liabilities	(9,964)	(10,379)	(23,183)
Net current assets	26,383	27,482	31,145
Net assets	52,225	54,402	50,866
Shareholders' funds	51,373	53,514	49,885
Minority interests	852	888	981
	52,225	54,402	50,866

25. **INTERESTS IN ASSOCIATES** *(Continued)*

	Agri-business in Mainland China For the year ended 31 December		
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
Revenue	134,841	125,790	147,778
Profit before tax	8,670	4,246	7,639
Tax	(3,942)	(804)	(770)
Profit for the year	4,728	3,442	6,869
Minority interests' share of profits and losses	59	(34)	(75)
Profit attributable to shareholders	4,787	3,408	6,794
Group's proportionate share of profits after tax for the year	2,393	1,704	3,397

26. **AVAILABLE-FOR-SALE INVESTMENTS**

	Group At 31 December		
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
Listed equity investments, at fair value	535	535	293
Unlisted equity investments, at cost	945	945	945
	1,480	1,480	1,238

During the years ended 31 December 2005, 2006 and 2007, the gross gains of the Group's available-for-sale investments recognised directly in equity amounted to nil, nil and US$75,000, respectively.

The fair values of listed equity investments are based on quoted market prices. The unlisted available-for-sale equity investments are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair values cannot be measured reliably. The valuation requires the directors to make estimates about the expected future cash flows including proceeds on subsequent disposal of the investments. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated balance sheets, and the related changes in fair values, which are recorded in the consolidated equity, are reasonable, and that they were the most appropriate values at the balance sheet dates.

27. GOODWILL

		Group	
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
At 1 January, net of accumulated impairment	2,703	2,703	2,515
Acquisition of additional interest in a subsidiary	–	–	413
Impairment during the year *(note 10)*	–	(188)	–
At 31 December, net of accumulated impairment	2,703	2,515	2,928

Goodwill acquired through business combinations has been allocated to the feedmill and poultry operations. The recoverable amount of this cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year; and

- Raw material price inflation – The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budget year where raw materials are sourced.

28. DEFERRED TAX

Deferred tax assets

		Group	
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
At 1 January	2,272	2,404	2,011
Deferred tax charged/(credited) to the consolidated income statements during the year *(note 16)*:			
Decelerated depreciation for tax purposes	(529)	(9)	–
Losses available for offset against future taxable profits	1,339	(384)	(1,905)
Other temporary differences	(678)	–	–
	132	(393)	(1,905)
At 31 December	2,404	2,011	106

As at 31 December 2005, 2006 and 2007, the deferred tax assets represented the tax effect of temporary differences on losses available for offset against future taxable profits of US$2,404,000, US$2,011,000 and US$106,000, respectively.

Deferred tax liabilities

As at 31 December 2005, 2006 and 2007, there were no material unprovided deferred tax liabilities in respect of the Relevant Periods and as at the balance sheet dates.

As at 31 December 2005, 2006 and 2007, the Group had unused tax losses amounting to US$208,179,000, US$253,959,000 and US$237,672,000, respectively, for which a deferred tax asset has not been recognised, as it is not considered probable that taxable profits will be available against which the unused tax losses can be utilised. The unused tax losses are due to expire within two to five years.

29. CURRENT LIVESTOCK

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Breeder chicks	11,072	9,202	13,835
Hatchable eggs	2,112	2,279	3,407
Day-old chicks	5,285	6,654	17,798
	18,469	18,135	35,040
Impairment	.(964)	(380)	(706)
	17,505	17,755	34,334

Due to the generally short breeding and raising cycle of the chicks and because an active market does not exist, these livestock are classified as current assets and are stated at cost less impairment and a reconciliation of changes in the carrying amounts of these biological assets between the beginning and the end of the current financial year has not been presented.

30. INVENTORIES

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Raw materials	102,369	133,208	193,908
Work in progress	11,924	8,140	9,896
Finished goods	56,083	43,158	53,068
	170,376	184,506	256,872
Less: Write-down of inventories to net realisable value	(6,516)	(7,473)	(8,271)
	163,860	177,033	248,601

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	Group At 31 December		
	2005 *US$'000*	2006 *US$'000*	2007 *US$'000*
Less than 90 days	23,307	23,333	33,696
91 to 180 days	1,781	1,022	650
181 to 360 days	805	350	782
Over 360 days	4,991	1,425	1,529
	30,884	26,130	36,657
Impairment	(5,101)	(1,216)	(1,633)
	25,783	24,914	35,024
Other receivables and deposits	34,364	34,365	39,496
	60,147	59,279	74,520

The movements in provision for impairment of accounts receivable are as follows:

	Group		
	2005 *US$'000*	2006 *US$'000*	2007 *US$'000*
At 1 January	10,411	5,101	1,216
Impairment losses recognised/(reversed) *(note 12)*	(5,310)	(3,885)	417
At 31 December	5,101	1,216	1,633

At 31 December 2005, 2006 and 2007, included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of US$5,101,000, US$1,216,000 and US$1,633,000, respectively, with carrying amounts of US$5,101,000, US$1,216,000 and US$1,633,000, respectively. The individually impaired accounts receivable relate to customers that were in financial difficulties. The Group does not hold any collateral or other credit enhancements over these balances.

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS *(Continued)*

The aged analysis of the accounts receivable that are not considered to be impaired is as follows:

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Neither past due nor impaired	23,307	23,333	33,696
Less than 180 days past due	1,781	1,022	650
Over 180 days past due	695	559	678
	25,783	24,914	35,024

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

32. DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, interest-free and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of the amounts due from and to related companies approximate to their fair values.

33. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group At 31 December			Company At 31 December		
	2005	2006	2007	2005	2006	2007
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Time deposits	13,629	19,962	12,573	280	–	2,230
Less: Pledged time deposits for long term bank loans	(12,890)	(10,199)	(4,200)	–	–	–
	739	9,763	8,373	280	–	2,230
Cash and bank balances	65,215	45,344	74,479	710	961	1,081
Cash and cash equivalents	65,954	55,107	82,852	990	961	3,311

As at 31 December 2005, 2006 and 2007, the cash and bank balances and time deposits of the Group denominated in Renminbi ("RMB") amounted to US$77,964,000, US$63,758,000 and US$81,259,000 respectively. The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

34. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Less than 90 days	85,024	98,640	155,681
91 to 180 days	5,183	7,845	7,491
181 to 360 days	1,532	5,126	6,207
Over 360 days	2,848	3,126	4,046
	94,587	114,737	173,425
Other payables and accrued expenses	97,910	136,859	162,298
	192,497	251,596	335,723

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

35. INTEREST-BEARING BANK AND OTHER LOANS

	At 31 December								
	2005			2006			2007		
	Contractual interest rate *(%)*	Maturity	*US$'000*	Contractual interest rate *(%)*	Maturity	*US$'000*	Contractual interest rate *(%)*	Maturity	*US$'000*
Group									
Current									
Bank loans, secured	4.7 – 8.0	2006	140,184	4.6 – 9.4	2007	185,607	4.9–9.2	2008	169,189
Bank loans, unsecured	4.7 – 8.4	2006	243,650	4.7 – 9.1	2007	249,788	5.0–9.8	2008	262,888
Short term other loans, unsecured	6.0 – 6.1	2006	5,155	6.8	2007	55	–	–	–
			388,989			435,450			432,077
Non-current									
Bank loans, secured	6.7	2007	3,077	5.9 – 8.2	2008-2011	9,366	4.9–8.2	2009-2012	19,096
Bank loans, unsecured	5.0 – 6.7	2012	133,352	5.0 – 5.6	2008-2012	118,250	5.0–8.2	2009-2012	106,481
			136,429			127,616			125,577
			525,418			563,066			557,654

35. INTEREST-BEARING BANK AND OTHER LOANS *(Continued)*

	At 31 December 2005			At 31 December 2006			At 31 December 2007		
	Contractual interest rate *(%)*	Maturity	*US$'000*	Contractual interest rate *(%)*	Maturity	*US$'000*	Contractual interest rate *(%)*	Maturity	*US$'000*
Company									
Current									
Bank loans, unsecured	4.7 – 8.4	2006	11,750	7.5 – 8.3	2007	12,975	7.5	2008	15,925
Non-current									
Bank loans, unsecured	5.0 – 6.7	2012	122,625	5.0 – 5.6	2008-2012	109,650	7.5	2009-2012	93,725
			134,375			122,625			109,650

	Group At 31 December 2005 *US$'000*	Group 2006 *US$'000*	Group 2007 *US$'000*	Company At 31 December 2005 *US$'000*	Company 2006 *US$'000*	Company 2007 *US$'000*
Analysed into:						
Bank loans and other loans repayable within a period:						
Not exceeding one year or on demand	388,989	435,450	432,077	11,750	12,975	15,925
Of more than one year, but not exceeding two years	25,639	25,291	39,207	12,975	15,925	20,738
Of more than two years, but not exceeding five years	63,673	85,879	86,370	62,625	77,363	72,987
Of more than five years	47,117	16,446	–	47,025	16,362	–
	525,418	563,066	557,654	134,375	122,625	109,650

(a) **Certain short and long term bank loans of the Group are secured by:**

(i) certain of the Group's property, plant and equipment located in Mainland China and Hong Kong with net book values of US$200,681,000, US$187,641,000 and US$209,893,000 as at 31 December 2005, 2006 and 2007, respectively;

(ii) certain of the Group's land lease prepayments located in Mainland China with net book values of US$18,043,000, US$17,987,000 and US$30,861,000, as at 31 December 2005, 2006 and 2007, respectively; and

(iii) pledged deposits of US$12,890,000, US$10,199,000 and US$4,200,000, as at 31 December 2005, 2006 and 2007, respectively;.

Except for the unsecured bank loans with aggregate carrying amount of US$134,375,000, US$122,625,000 and US$109,650,000 as at 31 December 2005, 2006 and 2007, respectively, which are denominated in United States dollars and bear interest at floating interest rates, and secured bank loans with aggregate carrying amount of nil, nil and US$7,269,000, respectively, which are denominated in Hong Kong dollars and bear interest at floating interest rates, all bank and other loans are denominated in Renminbi and bear interest at fixed interest rates.

(b) Interest on the Group's bank and other loans is payable at various rates ranging from 4.7% to 8.4%, 4.6% to 9.4% and 4.9% to 9.8% per annum as at 31 December 2005, 2006 and 2007, respectively. The carrying amounts of bank and other loans approximate to their fair values.

36. SHARE CAPITAL

Shares

		Company At 31 December		
	Notes	**2005** *US$'000*	**2006** *US$'000*	**2007** *US$'000*
Authorised:				
15,000,000,000 ordinary shares of US$0.01 each	(i)(b)	150,000	150,000	150,000
Issued and fully paid:				
At beginning of year	(i)(a)	107,924	28,898	28,898
Capital reduction	(i)(c)	(86,339)	–	–
Issue of subscription shares	(ii)	7,313	–	–
At end of year		28,898	28,898	28,898

(i) On 21st April 2005, the shareholders approved the share capital of the Company be reorganised in the following manners:

(a) the paid-up capital and nominal value of each issued share was reduced from US$0.05 to US$0.01 by cancelling the paid-up capital to the extent of US$0.04 on each issued share of the Company;

(b) the authorised but unissued shares be cancelled and the authorised share capital of the Company was increased to the original level by the creation of the requisite number of shares of nominal value of US$0.01 each; and

(c) the credit of approximately US$86,339,000 (based on the 2,158,480,786 shares in issue) arising from the capital reduction was applied to the contributed surplus account of the Company, where, together with the contributed surplus brought forward from prior years of US$6,093,000, was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company.

(ii) The Company and Worth Access Trading Limited ("Worth Access"), an associate of the substantial shareholder of the Company, entered into a subscription agreement dated 2 March 2005 (the "Subscription Agreement") for raising new equity by way of the subscription. The subscription shares were issued at a price of HK$0.32 per share for an aggregate consideration of HK$234,000,000 (US$30,000,000). Under the Companies Act of Bermuda, it would not be possible for the Company to issue the subscription shares at a price below the par value per share which stands at US$0.05 (approximately HK$0.39) before the capital reorganisation. The implementation of the capital reorganisation as described in (i) above allowed the Company to proceed with the subscription.

The capital reorganisation was finalised on 22 April 2005. On the same day, the subscription shares were issued and allotted to Worth Access.

No repurchase of shares was made by the Company during the Relevant Periods.

Warrants

Pursuant to the Subscription Agreement, Worth Access has been granted warrants to subscribe for 577,940,000 shares under the following conditions:

Exercise Period	**Exercise Price**
From 22 April 2005 to 21 April 2006	HK$0.45 per share
From 22 April 2006 to 21 April 2007	HK$0.50 per share
From 22 April 2007 to 21 April 2008	HK$0.55 per share

As at 31 December 2005, 2006 and 2007, no warrant has been exercised by Worth Access.

36. SHARE CAPITAL *(Continued)*

Share option scheme

The Company has adopted a share option scheme (the "Old Scheme") on 10 April 1992, which expired on 9 April 2002 and a share option scheme (the "Scheme") on 26 November 2002. The Scheme is operated for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Group's directors, senior executives, employees and those participants, in the board of directors' opinion, have contribution or potential contribution to the Group. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of the offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following share options were outstanding under the Old Scheme and the Scheme during the Relevant Periods:

	Weighted average exercise price *HK$*	*Number of options*
At 31 December 2005, 2006 and 2007	0.3776	697,744,234

The exercise prices and exercise periods of the share options outstanding as at 31 December 2007, 2006 and 2005 are as follows:

Number of shares	**Exercise price** *HK$*	**Exercise period**
50,200,000	0.3875	10 August 1998 to 10 August 2008
215,848,078	0.3900	26 February 2003 to 25 February 2013
194,848,078	0.3900	3 May 2004 to 2 May 2014
236,848,078	0.3540	19 May 2005 to 18 May 2015
697,744,234		

On 19 May 2005, a total of 236,848,078 share options were granted and the estimated fair value was US$8,470,000. During the years ended 31 December 2006 and 2007, no share option was granted (note 10, 12).

36. **SHARE CAPITAL** *(Continued)*

Share option scheme *(Continued)*

During the year ended 31 December 2005, the fair value of equity-settled share options granted was estimated as at the date of grant, using the Black-Scholes Option Pricing Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield *(%)*	0
Dividend volatility *(%)*	78.82
Risk-free interest rate *(%)*	3.69
Expected life of option *(year)*	10
Share price *(HK$)*	0.34

The expected volatility was determined by using the historical volatility of the Company's share prices over the previous 363 days and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

At 31 December 2007, the Company had 697,744,234 share options outstanding under the Old Scheme and the Scheme, which represented approximately 24% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 697,744,234 additional ordinary shares and cash proceeds to the Company of approximately HK$263,468,000 (US$33,778,000) before the related issue expenses.

37. **RESERVES**

(a) **Group**

The amounts of the Group's reserves and the movements therein for the Relevant Periods are presented in the consolidated statement of changes in equity on page 45 of the Financial Information.

The nature of the Group's expansion and reserve funds is set out in note 38 to the Financial Information.

The Group's capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

(b) **Company**

	Note	Share premium account US$'000	Contributed surplus US$'000	Share option reserve US$'000	Accumulated losses US$'000	Total US$'000
At 1 January 2005		51,210	6,093	–	(114,671)	(57,368)
Issue of shares *(note 36(ii))*		22,687	–	–	–	22,687
Equity-settled share option arrangements *(note 36)*		–	–	8,470	–	8,470
Capital reduction *(note 36(i)(c))*		–	86,339	–	–	86,339
Contributed surplus utilised *(note 36(i)(c))*		–	(92,432)	–	92,432	–
Loss for the year	17	–	–	–	(3,110)	(3,110)
At 31 December 2005 and 1 January 2006		73,897	–	8,470	(25,349)	57,018
Loss for the year	17	–	–	–	(27,541)	(27,541)
At 31 December 2006 and 1 January 2007		73,897	–	8,470	(52,890)	29,477
Profit for the year	17	–	–	–	14,386	14,386
At 31 December 2007		73,897	–	8,470	(38,504)	43,863

37. **RESERVES** *(Continued)*

(b) **Company** *(Continued)*

The Company's contributed surplus originally represented the excess of the fair value of the share of net assets of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain prescribed circumstances. During the year ended 31 December 2005, it was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company under the capital reorganisation as detailed in note 36(i)(c) to the Financial Information.

The share option reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payment transactions in note 6 to the Financial Information. The amount will either be transferred to the share premium account when the related options are exercised, or be transferred to accumulated losses should the related options expire or be forfeited.

38. **ACCUMULATED LOSSES**

		Group At 31 December	
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
Retained in:			
Company	(25,349)	(52,890)	(38,504)
Reversals of provisions for impairment losses of investments in subsidiaries	88,400	88,400	88,400
	63,051	35,510	49,896
Subsidiaries	(70,669)	(98,201)	(109,974)
Jointly-controlled entities	(72,672)	(71,390)	(78,471)
Associates	13,727	15,431	18,828
	(66,563)	(118,650)	(119,721)

A significant number of the Group's interests in subsidiaries, jointly-controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to the income statement before arriving at a net profit in accordance with IFRSs.

39. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of the Company's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

The companies are not normally able to hedge their foreign exchange exposure because neither the People's Bank of China, nor other financial institutions are authorised to engage in foreign exchange transactions in Mainland China to offer forward exchange contracts.

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of the Company.

40. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of subsidiaries

		Group		
		For the year ended 31 December		
		2005	**2006**	**2007**
	Note	*US$'000*	*US$'000*	*US$'000*
Net assets disposed of:				
Property, plant and equipment	19	–	10,044	–
Interest in a jointly-controlled entity		(19,390)	–	–
Accounts receivable, other receivables and deposits		196	–	–
Cash and bank balances		1	–	–
Accounts payable, other payables and accrued expenses		(37)	–	–
Due to a related company		(2)	(2)	–
		(19,232)	10,042	–
Release of reserves upon disposal		(2,038)	–	–
Gain on disposal of a subsidiary	9	21,270	261	–
		–	10,303	–
Satisfied by:				
Cash		–	10,303	–

40. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	Group For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Cash consideration	–	10,303	–
Cash and bank balances, disposed of	(1)	–	–
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	(1)	10,303	–

41. COMMITMENTS

The Group had the following commitments as follows:

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Authorised, but not contracted for:			
Capital contributions payable to subsidiaries	13,997	3,165	1,372
Machinery and equipment	2,709	9	56
	16,706	3,174	1,428
Contracted, but not provided for:			
Machinery and equipment	9,817	4,708	4,122
	26,523	7,882	5,550

In addition, the Group's share of capital commitments of the associates and the jointly-controlled entities, which were not included in the above, is as follows:

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Contracted, but not provided for	157	312	113

42. OPERATING LEASE ARRANGEMENTS

(i) As lessee

(a) The Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Buildings:			
Within one year	1,888	1,996	2,150
In the second to fifth years, inclusive	5,887	6,451	6,844
After five years	14,661	13,637	15,455
	22,436	22,084	24,449
Plant and machinery:			
Within one year	484	501	564
In the second to fifth years, inclusive	1,371	1,044	1,226
After five years	1,181	1,072	1,562
	3,036	2,617	3,352

(b) The Group's share of operating lease commitments of the associates and jointly-controlled entities is as follows:

	Group At 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Buildings:			
Within one year	72	97	94
In the second to fifth years, inclusive	248	408	385
After five years	733	1,225	725
	1,053	1,730	1,204
Plant and machinery:			
Within one year	–	2	19
In the second to fifth years, inclusive	1	9	75
After five years	–	–	543
	1	11	637

42. OPERATING LEASE ARRANGEMENTS *(Continued)*

(ii) As lessor

The Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

		Group At 31 December	
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Buildings:			
Within one year	299	279	136
In the second to fifth years, inclusive	704	454	574
After five years	402	419	967
	1,405	1,152	1,677
Plant and machinery:			
Within one year	467	487	41
In the second to fifth years, inclusive	740	284	165
After five years	–	–	1,358
	1,207	771	1,564

43. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of the Group's guarantees at the balance sheet dates not provided for in the Financial Information are as follows:

		Group At 31 December	
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Guarantees given to banks in connection with facilities granted to jointly-controlled entities	7,372	9,423	8,821
Guarantees given to a financial institution for facilities granted to jointly-controlled entities	–	–	19,000
	7,372	9,423	27,821

(ii) Prior to 2005, one of the Group's associates (the "Associate") is being investigated by the Hong Kong Inland Revenue Department (the "IRD") regarding prior years' tax computations of certain of its subsidiaries (the "Subsidiaries").

During the year ended 31 December 2007, the Subsidiaries denied the claim by the IRD and both the Subsidiaries and the IRD were summoned to appear in the District Court. On 8 June 2007, the District Court made a decision in favour to the IRD and the Subsidiaries were liable to the tax amount together with surcharge of US$2,423,000 for the years of assessment from 1997/98 to 1999/2000.

On 18 October 2007, the IRD issued a tax determination (the "Determination") to the Subsidiaries for the years of assessment from 1993/94 to 1998/99 for US$4,448,000. However, the management of the Associate denied the above Determination and lodged a formal notice of appeal in November 2007 to the Board of Review to object the Determination made.

A provision of US$2,800,000 was made by the Associate in the year 2005. Should the IRD's final assessment be against the Subsidiaries and should the Subsidiaries be required to pay additional tax, the directors of the Company, based on current information, believe that the amount of the Group's share of the additional tax ultimately payable would be immaterial to the Group for the years ended 31 December 2005, 2006 and 2007.

44. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchase transactions, together with certain transactions, are with companies in which Messrs. Dhanin Chearavanont, Sumet Jiaravanon, Thanakorn Seriburi and Damrongdej Chalongphuntarat, directors of the Company have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the Financial Information are as follows:

		Group		
		For the year ended 31 December		
		2005	2006	2007
	Notes	*US$'000*	*US$'000*	*US$'000*
Sales of goods to jointly-controlled entities and associates	(i)	23,640	22,366	27,874
Sales of goods to related companies	(i)	40,760	48,894	41,736
Purchases of raw materials from jointly-controlled entities and associates	(ii)	39,907	47,791	39,626
Purchases of raw materials from related companies	(ii)	1,139	1,071	2,679

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the years ended 31 December 2005, 2006 and 2007, the Group paid technical fees of US$46,154, US$61,538 and US$30,769, respectively, to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, a director of the Company, has a beneficial interest in the share capital of Dynamic Corporate Services Limited.

(c) During the years ended 31 December 2005, 2006 and 2007, Hainan Chia Tai Animal Husbandry Co., Ltd., a wholly-owned subsidiary of the Company, received rental income of approximately US$616,000, US$616,000 and US$676,000, respectively, from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(d) On 21 June 2005, Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), a wholly-owned subsidiary of the Company, entered into a Sales and Purchase Agreement whereby CT Agro disposed of its whole 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd. to a related company, Chia Tai Biotech Company Limited ("CT Biotech"), for a consideration of approximately US$593,000 with a loss of approximately US$14,000.

(e) On 20 December 2007, the Company entered into a Sales and Purchase Agreement to dispose of its whole 60% equity interest in Jiangsu Chia Tai Seeds Co., Ltd. to a related company, CT Biotech, for a consideration of approximately US$369,000 resulting in a gain of approximately US$11,000 (note 9).

(f) Details of the outstanding balances with related parties are included in note 32 to the Financial Information.

(g) On 7 September 2006, C.T. Progressive (Investment) Ltd., a wholly-owned subsidiary of the Company, entered into an agreement to sell the entire issued share capital of Ek Chor Distribution (Shenyang) Property Company Limited, to Excel Prominent Limited, a company indirectly held by the Company's controlling shareholders, at a total consideration of RMB82,000,000 (equivalent to approximately US$10,303,000).

44. **RELATED PARTY TRANSACTIONS** *(Continued)*

(h) Compensation of key management personnel of the Group:

	Group		
	For the year ended 31 December		
	2005	**2006**	**2007**
	US$'000	*US$'000*	*US$'000*
Short term employee benefits	3,313	3,242	4,178
Share-based payments	6,973	–	–
Total compensation paid to key management personnel	10,286	3,242	4,178

During the years ended 31 December 2005, 2006 and 2007, the key management personnel of the Group included 17, 15 and 11 directors, respectively and 5, 3 and 5 senior management, respectively. Further details of directors' emoluments are included in note 13 to the Financial Information.

Apart from the sales of goods to jointly-controlled entities and associates and purchases of raw materials from jointly-controlled entities and associates in (a) and the compensation of key management personnel in (h), the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

45. **FINANCIAL INSTRUMENTS BY CATEGORY**

The carrying amounts of each of the categories of financial instruments as at the balance sheet dates are as follows:

2005
Financial assets

	Group		
	Loans and receivables	**Available-for-sale investments**	**Total**
	US$'000	*US$'000*	*US$'000*
Due from jointly-controlled entities *(note 24)*	17,837	–	17,837
Due from associates *(note 25)*	14,774	–	14,774
Available-for-sale investments *(note 26)*	–	1,480	1,480
Accounts receivable *(note 31)*	25,783	–	25,783
Bills receivable	175	–	175
Due from minority shareholders	3,882	–	3,882
Due from related companies	10,968	–	10,968
Financial assets included in other receivables and deposits *(note 31)*	34,364	–	34,364
Pledged deposits *(note 33)*	12,890	–	12,890
Cash and cash equivalents *(note 33)*	65,954	–	65,954
	186,627	1,480	188,107

Financial liabilities

	Financial liabilities at amortised cost
	US$'000
Accounts payable *(note 34)*	94,587
Bills payable	30,572
Other payables *(note 34)*	97,910
Due to related companies	10,738
Due to minority shareholders	1,483
Interest-bearing bank and other loans *(note 35)*	525,418
	760,708

45. FINANCIAL INSTRUMENTS BY CATEGORY *(Continued)*

2006
Financial assets

		Group	
	Loans and receivables	Available-for-sale investments	Total
	US$'000	*US$'000*	*US$'000*
Due from jointly-controlled entities *(note 24)*	45,944	–	45,944
Due from associates *(note 25)*	11,823	–	11,823
Available-for-sale investments *(note 26)*	–	1,480	1,480
Accounts receivable *(note 31)*	24,914	–	24,914
Bills receivable	4,675	–	4,675
Due from minority shareholders	5,620	–	5,620
Due from related companies	13,610	–	13,610
Financial assets included in other receivables and deposits *(note 31)*	34,365	–	34,365
Pledged deposits *(note 33)*	10,199	–	10,199
Cash and cash equivalents *(note 33)*	55,107	–	55,107
	206,257	1,480	207,737

2006
Financial liabilities

	Financial liabilities at amortised cost
	US$'000
Accounts payable *(note 34)*	114,737
Bills payable	10,577
Other payables *(note 34)*	136,859
Due to related companies	22,182
Due to minority shareholders	10,203
Interest-bearing bank and other loans *(note 35)*	563,066
	857,624

2007
Financial assets

		Group	
	Loans and receivables	Available-for-sale investments	Total
	US$'000	*US$'000*	*US$'000*
Due from jointly-controlled entities *(note 24)*	47,891	–	47,891
Due from associates *(note 25)*	15,958	–	15,958
Available-for-sale investments *(note 26)*	–	1,238	1,238
Accounts receivable *(note 31)*	35,024	–	35,024
Bills receivable	9,705	–	9,705
Due from minority shareholders	2,653	–	2,653
Due from related companies	10,038	–	10,038
Financial assets included in other receivables and deposits *(note 31)*	39,496	–	39,496
Pledged deposits *(note 33)*	4,200	–	4,200
Cash and cash equivalents *(note 33)*	82,852	–	82,852
	247,817	1,238	249,055

45. FINANCIAL INSTRUMENTS BY CATEGORY *(Continued)*

2007
Financial liabilities

	Financial liabilities at amortised cost *US$'000*
Accounts payable *(note 34)*	173,425
Bills payable	23,032
Other payables *(note 34)*	162,298
Due to related companies	10,898
Due to minority shareholders	6,834
Interest-bearing bank and other loans *(note 35)*	557,654
	934,141

Company

Financial assets

	2005 Loans and receivables *US$'000*	2006 Loans and receivables *US$'000*	2007 Loans and receivables *US$'000*
Financial assets included in other receivables and deposits	355	342	746
Due from subsidiaries *(note 23)*	321,035	273,774	181,636
Due from associates *(note 25)*	14,773	14,773	14,773
Cash and cash equivalents *(note 33)*	990	961	3,311
	337,153	289,850	200,466

Financial liabilities

	2005 Financial liabilities at amortised cost *US$'000*	2006 Financial liabilities at amortised cost *US$'000*	2007 Financial liabilities at amortised cost *US$'000*
Other payables	2,906	3,037	2,747
Due to subsidiaries *(note 23)*	72,401	75,616	83,560
Interest-bearing bank and other loans *(note 35)*	134,375	122,625	109,650
	209,682	201,278	195,957

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk arising from changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group's policy is that not less than 70% of interest-bearing borrowings should be at fixed interest rates. As at 31 December 2005, 2006 and 2007, approximately 74%, 78% and 79% of the Group's interest-bearing borrowings bore interest at fixed rates, respectively.

The following table demonstrates the sensitivity to a reasonably possible changes in interest rates, with all other variables held constant, of the Group's profit/(loss) before tax (through the impact on floating rate borrowings) and the Group's and the Company's equity.

	Group			Company	
	Increase/ (decrease) in basis points	Increase/ (decrease) in profit before tax *US$'000*	Increase/ (decrease) in equity *US$'000*	Increase/ (decrease) in basis points	Increase/ (decrease) in equity *US$'000*
2005					
United States dollar	5%	(173)	(173)	5%	(173)
United States dollar	(5%)	173	173	(5%)	173
2006					
United States dollar	5%	(379)	(379)	5%	(379)
United States dollar	(5%)	292	292	(5%)	292
2007					
Hong Kong dollar	5%	(16)	(16)	-	-
United States dollar	5%	(317)	(317)	5%	(317)
Hong Kong dollar	(5%)	16	16	-	-
United Stated dollar	(5%)	314	314	(5%)	314

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This cash management policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with accounts receivable is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in the consolidated income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly-controlled entities market their products principally to related parties and independent distributors in Mainland China.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

(c) Fair value of financial instruments

(i) Cash and cash equivalents, accounts and bills receivables, and accounts and bills payables:

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 90-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payables which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable approximate to their fair values.

(ii) Amounts due from and to related companies and minority shareholders

The carrying amounts of the receivables from and payables to related companies approximate to their fair values.

(iii) Interest-bearing bank and other loans:

The carrying amounts of interest-bearing bank and other loans approximate to their fair values.

(d) Foreign currency risk

The Group's businesses are principally operated in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

The following table demonstrates the sensitivity at the balance sheet dates to a reasonably possible change in RMB exchange rate, with all other variables held constant, of the Group's profit before tax and the Group's and the Company's equity (due to changes in the fair value of monetary assets and liabilities of the Group's foreign subsidiaries).

	Increase/ (decrease) in RMB rate	**Increase/ (decrease) in profit before tax** *US$'000*	**Increase/ (decrease) in equity** *US$'000*
2005			
If Hong Kong dollar weakens against RMB	3%	(8,764)	(8,764)
If Hong Kong dollar strengthens against RMB	(3%)	8,764	8,764
2006			
If Hong Kong dollar weakens against RMB	3%	(11,880)	(11,880)
If Hong Kong dollar strengthens against RMB	(3%)	11,880	11,880
2007			
If Hong Kong dollar weakens against RMB	3%	(10,810)	(10,810)
If Hong Kong dollar strengthens against RMB	(3%)	10,810	10,810

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

(e) Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and other interest-bearing loans. The Group's policy is that not more than 80% of borrowings should mature in any 12-month period. As at 31 December 2005, 2006 and 2007, approximately 74%, 77% and 77% of the Group's debts would mature in less than one year based on the carrying value of borrowings reflected in the Financial Information, respectively.

The maturity profile of the Group's financial liabilities as at the balance sheet dates, based on the contracted undiscounted payments, was as follows:

Group

	2005					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accounts payable *(note 34)*	-	85,024	6,715	2,848	-	94,587
Bills payable	-	30,572	-	-	-	30,572
Other payables and accrued expenses *(note 34)*	97,910	-	-	-	-	97,910
Due to related companies	10,738	-	-	-	-	10,738
Due to minority shareholders	1,483	-	-	-	-	1,483
Interest-bearing bank and other loans	12,813	50,415	325,761	89,311	47,118	525,418
	122,944	166,011	332,476	92,159	47,118	760,708

	2006					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accounts payable *(note 34)*	-	98,640	12,971	3,126	-	114,737
Bills payable	-	10,577	-	-	-	10,577
Other payables and accrued expenses *(note 34)*	136,859	-	-	-	-	136,859
Due to related companies	22,182	-	-	-	-	22,182
Due to minority shareholders	10,203	-	-	-	-	10,203
Interest-bearing bank and other loans	-	134,624	300,826	111,170	16,446	563,066
	169,244	243,841	313,797	114,296	16,446	857,624

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

(e) Liquidity risk *(Continued)*

Group

	2007					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accounts payable *(note 34)*	–	155,681	13,698	4,046	–	173,425
Bills payable	–	23,032	–	–	–	23,032
Other payables and accrued expenses *(note 34)*	162,298	–	–	–	–	162,298
Due to related companies	10,898	–	–	–	–	10,898
Due to minority shareholders	6,834	–	–	–	–	6,834
Interest-bearing bank and other loans	–	149,125	282,952	125,577	–	557,654
	180,030	327,838	296,650	129,623	–	934,141

Company

	2005					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Other payables and accrued expenses	2,906	–	–	–	–	2,906
Due to subsidiaries *(note 23)*	72,401	–	–	–	–	72,401
Interest-bearing bank and other loans *(note 35)*	–	–	11,750	75,600	47,025	134,375
	75,307	–	11,750	75,600	47,025	209,682

	2006					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Other payables and accrued expenses	3,037	–	–	–	–	3,037
Due to subsidiaries *(note 23)*	75,616	–	–	–	–	75,616
Interest-bearing bank and other loans *(note 35)*	–	–	12,975	93,288	16,362	122,625
	78,653	–	12,975	93,288	16,362	201,278

	2007					
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Over 5 years	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Other payables and accrued expenses	2,747	–	–	–	–	2,747
Due to subsidiaries *(note 23)*	83,560	–	–	–	–	83,560
Interest-bearing bank and other loans *(note 35)*	–	–	15,925	93,725	–	109,650
	86,307	–	15,925	93,725	–	195,957

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

(f) Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the Relevant Periods.

The Group monitors capital using total debt and debt to equity ratios, (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests). As at 31 December 2005, 2006 and 2007, the debt and debt to equity ratios were US$525.4 million, US$563.1 million and US$557.7 million, which approximated to 347.4%, 554.7% and 492.6% respectively.

47. FINANCIAL RISK MANAGEMENT STRATEGIES RELATING TO LIVESTOCK

The Group is exposed to financial risks arising from the change in the cost and supply of feed and the selling prices of progeny pigs and chicks and related products, all of which are determined by constantly changing market forces of supply and demand, and other factors. The other factors include environmental regulations, weather conditions and livestock diseases. The Group has little or no control over these conditions and factors.

The Group is subject to risks affecting the frozen food industry, generally, including risks posed by food spoilage and contamination. Specifically, the meat industry is regulated by numerous environmental, health and food safety organisations and regulatory sanctions. The Group has put into place systems to monitor food safety risks throughout all stages of manufacturing and processing to mitigate these risks.

The Group is subject to risks relating to its ability to maintain animal health status. Livestock health problems could adversely impact production and consumer confidence. The Group monitors the health of its livestock on a daily basis and has procedures in place to reduce potential exposure to infectious diseases. Although policies and procedures have been put into place, there is no guarantee that the Group will not be affected by disease epidemics.

The livestock industry is exposed to risks associated with the supply and price of raw materials. The shortage in the supply of raw materials will result in adverse fluctuations in the price of feed and will ultimately increase the Group's production costs.

48. POST BALANCE SHEET EVENTS

On 18 April 2008, the Company entered into an agreement with CP China Investment Limited, a connected person of the Company within the meaning of the Listing Rules to dispose the entire equity interests of the Disposal Group held by the Group, which were involved in feedmill and poultry operations and trading of agricultural products, at a consideration of US$102,800,000 (the "Disposal Agreement"). The Disposal Agreement is conditional, among other things, upon the passing of an ordinary resolution by the independent shareholders of the Company at a special general meeting to be held on 19 June 2008.

48. POST BALANCE SHEET EVENTS *(Continued)*

The combined income statements, combined balance sheets, combined cash flow statements and combined changes in equity of the Disposal Group are set as follows:

(i) Combined income statements of the Disposal Group

	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
REVENUE	1,770,177	1,624,270	2,217,854
Cost of sales	(1,584,303)	(1,473,522)	(1,984,336)
Gross profit	185,874	150,748	233,518
Selling and distribution costs	(63,447)	(68,807)	(79,816)
General and administrative expenses	(102,590)	(117,929)	(119,059)
Other income	27,145	40,542	29,718
Other losses	(8,278)	(7,182)	(39,602)
Finance costs	(21,257)	(23,645)	(28,797)
Share of profits and losses of:			
Jointly-controlled entities	973	(5,128)	(4,515)
Associates	2,393	1,704	3,397
PROFIT/(LOSS) BEFORE TAX	20,813	(29,697)	(5,156)
Tax	(6,395)	(5,205)	(8,726)
PROFIT/(LOSS) FOR THE YEAR	14,418	(34,902)	(13,882)
Attributable to:			
Equity holders of the Company	11,123	(27,275)	(14,313)
Minority interests	3,295	(7,627)	431
	14,418	(34,902)	(13,882)

48. POST BALANCE SHEET EVENTS *(Continued)*

(ii) Combined balance sheets of the Disposal Group

	At 31 December		
	2005	2006	2007
	US$'000	US$'000	US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	407,528	395,394	374,635
Investment properties	3,084	3,880	4,474
Land lease prepayments	37,116	47,277	49,006
Non-current livestock	9,864	12,009	23,092
Interests in subsidiaries	13,146	13,146	13,146
Interests in jointly-controlled entities	10,232	35,933	(4,357)
Interests in associates	28,048	26,801	27,642
Available-for-sale investments	1,480	1,480	1,238
Goodwill	2,703	2,515	2,928
Deferred tax assets	2,404	2,011	106
Total non-current assets	515,605	540,446	491,910
CURRENT ASSETS			
Current livestock	17,505	17,755	34,334
Inventories	160,206	173,380	239,337
Accounts receivable, other receivables and deposits	50,924	49,485	59,649
Bills receivable	175	4,675	9,705
Tax recoverable	434	47	47
Due from minority shareholders	3,249	5,620	2,653
Due from related companies	10,936	13,574	9,538
Pledged deposits	12,610	10,199	4,200
Cash and cash equivalents	62,277	51,933	74,387
Total current assets	318,316	326,668	433,850
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	165,644	231,150	314,310
Bills payable	30,572	10,577	23,032
Tax payable	1,659	2,133	2,671
Provisions for staff bonuses and welfare benefits	7,890	7,702	8,309
Due to related companies	10,738	22,182	10,831
Due to minority shareholders	1,451	9,704	6,335
Interest-bearing bank and other loans	371,079	414,716	403,151
Total current liabilities	589,033	698,164	768,639
NET CURRENT LIABILITIES	(270,717)	(371,496)	(334,789)
TOTAL ASSETS LESS CURRENT LIABILITIES	244,888	168,950	157,121
NON-CURRENT LIABILITIES			
Due to the ultimate holding company	289,256	236,953	137,042
Due to fellow subsidiaries	7,681	7,519	2,503
Interest-bearing bank and other loans	10,705	14,902	22,000
Total non-current liabilities	307,642	259,374	161,545
Net liabilities	(62,754)	(90,424)	(4,424)
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital	43,129	48,242	146,824
Reserves	(151,730)	(175,692)	(189,409)
	(108,601)	(127,450)	(42,585)
Minority interests	45,847	37,026	38,161
Total equity	(62,754)	(90,424)	(4,424)

48. POST BALANCE SHEET EVENTS *(Continued)*

(iii) Combined statement of changes in equity of the Disposal Group

	Attributable to equity holders of the Company									
	Issued share capital US$'000	Asset revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumulated losses US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1 January 2005	38,118	-	(13,017)	18,867	9,337	(22,230)	(155,449)	(124,374)	44,186	(80,188)
Exchange realignment	-	-	-	-	-	1,677	-	1,677	32	1,709
Release upon disposals of subsidiaries	-	-	(1,496)	(676)	(1,281)	1,415	-	(2,038)	-	(2,038)
Transfers from/(to) accumulated losses	-	-	-	546	2,812	-	(3,358)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	(3,618)	(3,618)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	1,952	1,952
Acquisition of an additional interest in a fellow subsidiary	5,011	-	-	-	-	-	-	5,011	-	5,011
Profit for the year	-	-	-	-	-	-	11,123	11,123	3,295	14,418
At 31 December 2005 and 1 January 2006	43,129	-	(14,513)	18,737	10,868	(19,138)	(147,634)	(108,601)	45,847	(62,754)
Exchange realignment	-	-	-	-	-	2,781	-	2,781	-	2,781
Surplus on revaluation	-	532	-	-	-	-	-	532	-	532
Transfers from/(to) accumulated losses	-	-	-	973	801	-	(1,774)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	(1,194)	(1,194)
Acquisition of an additional interest in a fellow subsidiary	5,113	-	-	-	-	-	-	5,113	-	5,113
Loss for the year	-	-	-	-	-	-	(27,275)	(27,275)	(7,627)	(34,902)
At 31 December 2006 and 1 January 2007	48,242	532	(14,513)	19,710	11,669	(16,357)	(176,733)	(127,450)	37,026	(90,424)
Exchange realignment	-	-	-	-	-	(322)	-	(322)	785	463
Surplus on revaluation	-	918	-	-	-	-	-	918	-	918
Transfers from/(to) accumulated losses	-	-	-	1,909	954	-	(2,863)	-	-	-
Dividend paid to minority interests	-	-	-	-	-	-	-	-	(3,759)	(3,759)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	3,678	3,678
Acquisition of an additional interest in a fellow subsidiary	98,582	-	-	-	-	-	-	98,582	-	98,582
Loss for the year	-	-	-	-	-	-	(14,313)	(14,313)	431	(13,882)
At 31 December 2007	146,824	1,450	(14,513)	21,619	12,623	(16,679)	(193,909)	(42,585)	38,161	(4,424)

48. POST BALANÇE SHEET EVENTS *(Continued)*

(iv) Combined cash flow statements of the Disposal Group

	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(loss) before tax	20,813	(29,697)	(5,156)
Adjustments for:			
Interest income	(834)	(789)	(3,751)
Gain on disposal of subsidiaries	(21,270)	10,042	-
Change in fair value of livestock	(1,149)	1,151	(9,583)
Loss/(gain) on disposal of interests in jointly-controlled entities	14	-	(11)
Change in fair value of investment properties	-	105	(323)
Impairment of items of property, plant and equipment	8,258	5,785	29,044
Impairment of goodwill	-	188	-
Impairment of interests in jointly-controlled entities	-	-	10,558
Finance costs	21,257	23,645	28,797
Depreciation of items of property, plant and equipment	45,786	46,964	49,238
Amortisation of land lease prepayments	1,028	1,025	2,228
Write-back of impairment of jointly-controlled entities	(3,674)	-	-
Impairment of available-for-sale investments	109	-	-
Loss/(gain) on disposal of items of property, plant and equipment	379	792	(3,808)
Write-down/(write-back) of inventories to net realisable value	(219)	957	798
Impairment/(write-back of impairment) of livestock	170	(584)	326
Impairment/(write-back of impairment) of accounts receivable	(5,259)	(3,885)	251
Excess over the cost of a business combination recognised as income	(192)	-	-
Share of profits and losses of associates	(2,393)	(1,704)	(3,397)
Share of profits and losses of jointly-controlled entities	(973)	5,128	4,515
Revaluation deficit on properties under development, net	-	16	-
	61,851	59,139	99,726
Increase in livestock	(8,636)	(2,962)	(16,905)
Increase in inventories	(11,002)	(14,131)	(68,255)
Decrease/(increase) in accounts receivable, other receivable and deposits	6,556	5,324	(10,490)
Decrease/(increase) in bills receivable	1,251	(4,500)	(5,030)
Decrease/(increase) in amounts due from related companies	(6,389)	(2,674)	4,072
Increase/(decrease) in accounts payable, other payables and accrued expenses	(13,240)	67,845	83,731
Increase/(decrease) in bills payable	2,929	(19,995)	12,455
Increase/(decrease) in amount due to the ultimate holding company	6,124	(52,303)	(99,911)
Increase/(decrease) in amounts due to fellow subsidiaries	1,523	(162)	(5,016)
Increase/(decrease) in amounts due to related companies	(629)	11,446	(11,351)
Cash generated from operations	40,338	47,027	(16,974)
Interest paid	(17,597)	(26,136)	(28,797)
Tax paid	(7,371)	(3,951)	(6,372)
Net cash inflow/(outflow) from operating activities	15,370	16,940	(52,143)

48. POST BALANCE SHEET EVENTS *(Continued)*

(iv) Combined cash flow statements of the Disposal Group *(Continued)*

	For the year ended 31 December		
	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	(48,679)	(40,124)	(40,627)
Addition to land lease prepayments	(683)	(10,131)	(957)
Additions of interest of a subsidiary	–	–	(413)
Acquisition of a subsidiary	(3,182)	–	–
Decrease/(increase) in interests in jointly-controlled entities	8,545	(30,829)	24,859
Decrease/(increase) in interests in associates	151	2,951	(4,175)
Proceeds from disposal of items of property, plant and equipment and land lease prepayments	5,392	5,414	14,815
Proceeds from disposal of a jointly-controlled entity	609	–	369
Proceeds from disposal of available-for-sale investments	–	–	317
Dividends received from jointly-controlled entities	3,913	–	–
Dividends received from an associate	–	–	6,731
Interest received	834	789	3,751
Net cash inflow/(outflow) from investing activities	(33,100)	(71,930)	4,670
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from capital injection	5,011	5,113	98,582
New bank and other loans	267,568	357,888	302,338
Repayment of bank and other loans	(263,545)	(325,781)	(336,820)
Decrease in pledged deposits	4,182	2,411	5,999
Decrease/(increase) in minority interests	(3,219)	4,688	302
Net cash inflow from financing activities	9,997	44,319	70,401
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(7,733)	(10,671)	22,928
Effect of exchange rate changes, net	175	327	(474)
Cash and cash equivalents at beginning of year	69,835	62,277	51,933
CASH AND CASH EQUIVALENTS AT END OF YEAR	62,277	51,933	74,387
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Time deposits	739	9,763	4,403
Cash and bank balances	61,538	42,170	69,984
	62,277	51,933	74,387

49. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Company or any of its subsidiaries have been prepared in respect of any period subsequent to 31 December 2007.

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES

SUBSIDIARIES

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	80.0%*	80.0%*	80.0%*	Investment holding
Advance Motorcycle Investment Co., Ltd.	US$100	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.	US$700,000	PRC/Mainland China	100.0%*	100.0%*	100.0%	Production and sale of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100.0%*	100.0%*	100.0%*	Dormant
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	100.0%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100.0%	100.0%	100.0%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	100.0%	Investment holding
Changsha Chia Tai Co., Ltd.	RMB134,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Chengdu Chia Tai Company Limited	US$6,300,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	100.0%	Investment holding
Chia Tai (China) Investment Co., Ltd.	US$146,695,333	PRC/Mainland China	100.0%	10.00%	100.0%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	66.0%*	66.0%*	66.0%*	Investment holding
Chia Tai Food and Beverage (Beijing) Co., Ltd.	US$3,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Food catering
Chia Tai Food Product (Shanghai) Co., Ltd.	US$3,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%	Sale of agricultural products

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90.0%*	90.0%*	90.0%*	Investment holding
Chia Tai Livestock Company Limited	US$500,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	US$7,062,018	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Chia Tai Yueyang Company Limited	US$9,550,000	PRC/Mainland China	100.0%*#	100.0%*#	100.0%*#	Production and sale of animal feed and chickens
Chia Tai (Wuhu) Co., Ltd.	RMB40,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Chia Tai (Wuhan) Institute of Life Science	RMB5,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production of seeds
Chongqing Chia Tai Company Limited	US$5,920,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.	US$4,520,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed
Chu Zhou Chia Tai Co., Ltd.	US$5,398,500	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Dalian Chia Tai Enterprise Co., Ltd.	RMB28,430,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed and chickens
Dun Hua Chia Tai Enterprise Co., Ltd.	US$3,459,500	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100.0%	100.0%	100.0%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Fuzhou Da Fu Company Limited	US$9,139,297	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed and chickens
Ganzhou Chia Tai Industrial Co., Ltd.	RMB18,000,000	PRC/Mainland China	80.0%*	80.0%*	80.0%*	Production and sale of animal feed
Grand Great Investments Limited	US$100	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Guang An Chia Tai Co., Ltd.	RMB24,500,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.	US$818,250.95	PRC/Mainland China	91.0%*	91.0%*	91.0%*	Production and sale of animal feed
Guide Luck Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Property investment
Guilin Chia Tai Co., Ltd.	US$3,720,000	PRC/Mainland China	85.0%*	85.0%*	85.0%*	Production and sale of animal feed
Guiyang Chia Tai Co., Ltd.	RMB10,001,932	PRC/Mainland China	–	100.0%*	100.0%*	Dormant
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC/Mainland China	88.2%*	88.2%*	88.2%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$7,141,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Hangzhou Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Hannick Limited	HK$2	Hong Kong	100.0%*	100.0%*	100.0%*	Property investment
Hefei Chia Tai Co., Ltd.	RMB195,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed and chickens

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC/Mainland China	80.0%*	80.0%*	80.0%*	Production and sale of animal feed, chickens, processed meat and cereal and oil products
Heilongjiang Yongyuan Animal Technology Co., Ltd.	US$1,000,000	PRC/Mainland China	97.0%*	97.0%*	97.0%*	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Huai An Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC/Mainland China	58.0%*	58.0%*	58.0%*	Production and sale of animal feed
Huai Hua Chia Tai Co., Ltd.	US$3,900,000	PRC/Mainland China	100.0%*#	100.0%*#	100.0%*#	Production and sale of animal feed
Huludao Chia Tai Husbandry Co., Ltd.	RMB28,100,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Inner Mongolia Chia Tai Co., Ltd.	RMB36,868,015	PRC/Mainland China	93.9%*#	93.9%*#	93.9%*#	Production and sale of animal feed
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC/Mainland China	65.0%*	65.0%*	65.0%*	Production and sale of animal feed, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed
Jiangsu Huai Yin Chia Tai Co., Ltd.	US$3,621,000	PRC/Mainland China	58.0%*	88.0%*	88.0%*	Production and sale of animal feed
Jilin Dahe Forage Co., Ltd.	RMB4,200,000	PRC/Mainland China	29.3%*	58.5%*	58.5%*	Dormant
Jinan Chia Tai Company Limited	US$1,718,000	PRC/Mainland China	65.0%*	65.0%*	65.0%*	Production and sale of animal feed

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed
Kunming Chia Tai Company Limited	US$6,405,300	PRC/Mainland China	92.4%*'	92.4%*'	92.4%*'	Production and sale of animal feed and chickens
Lanzhou Chia Tai Company Limited	US$5,604,000	PRC/Mainland China	100.0%*'	100.0%*'	100.0%*'	Production and sale of animal feed and chickens
Liuzhou Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed
Mianyang Chia Tai Co., Ltd.	US$4,000,000	PRC/Mainland China	80.0%*	80.0%*	80.0%*	Production and sale of animal feed
Mu Dan Jiang Chia Tai Enterprise Co., Ltd.	RMB10,000,000	PRC/Mainland China	–	–	100.0%*	Production and sale of animal feed
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC/Mainland China	100.0%*'	100.0%*'	100.0%*'	Production and sale of animal feed and chickens
Nanjing Chia Tai Livestock Co., Ltd.	RMB16,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of ducklings
Nanning Chia Tai Animal Husbandry Company Limited	US$6,774,500	PRC/Mainland China	91.6%*'	91.6%*'	91.6%*'	Production and sale of animal feed and chickens
Nantong Chia Tai Co., Ltd.	US$16,050,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed and chickens
Nantong Chia Tai Feed Co., Ltd.	RMB60,000,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Nantong Chia Tai Technology Feed Co., Ltd.	RMB3,000,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC/Mainland China	100.0%*#	100.0%*#	100.0%*#	Production and sale of animal feed
Nei Jiang Chia Tai Co., Ltd.	US$3,900,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed
Ningbo Chia Tai Agriculture Company Limited	US$7,415,300	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB100,000,000	PRC/Mainland China	69.5%*	69.5%*	69.5%*	Production and sale of chlortetracycline
Qingdao Chia Tai Agricultural Development Co., Ltd.	US$5,630,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Qingdao Chia Tai Company Limited	US$42,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed, chickens and processed meat
Qingdao Taifeng Livestock Technology Co., Ltd.	US$3,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC/Mainland China	77.0%*	77.0%*	77.0%*	Production and sale of animal feed, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC/Mainland China	55.0%*	55.0%*	55.0%*	Manufacture and distribution of L-Lysine

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Shaanxi Chia Tai Co., Ltd.	US$6,729,100	PRC/Mainland China	96.0%*##	96.0%*##	96.0%*##	Production and sale of animal feed and chickens
Shandong Chia Tai Ling Hua Bio-tech Co., Ltd.	RMB120,000,000	PRC/Mainland China	55.3%*	55.3%*	55.3%*	Manufacture and distribution of L-Lysine
Shang Cai Chia Tai Co., Ltd.	RMB33,100,000	PRC/Mainland China	95.0%*####	95.0%*####	95.0%*####	Production and sale of animal feed and chickens
Shanghai Ek Chor Industrial Trading Co. Ltd.	US$200,000	PRC/Mainland China	–	100.0%*	100.0%*	Trading business
Shanxi Chia Tai Company Limited	US$11,673,200	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed and chickens
Shenyang Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Shenyang Chia Tai Livestock Co., Ltd.	US$5,600,000	PRC/Mainland China	100.0%*###	100.0%*###	100.0%*###	Production and sale of animal feed
Shenyang Chia Tai Poultry Co., Ltd	US$4,690,000	PRC/Mainland China	88.2%*	88.2%*	88.2%*	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC/Mainland China	100.0%*#	100.0%*#	100.0%*#	Production and sale of animal feed
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of animal feed and chickens
Smart Gateway Limited	US$100	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	100.0%*	100.0%*	100.0%*	Investment holding
Standard Union Ltd.	HK$1,000,000	Hong Kong	100.0%*	100.0%*	100.0%*	Investment holding
Tai Zhou Chia Tai Feed Co., Ltd.	US$2,101,051	PRC/Mainland China	76.0%*	76.0%*	76.0%*	Production and sale of animal feed

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB65,540,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed and chickens
Tianjin Chia Tai Feed Tech Company Limited	US$23,812,500	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Urumqi Chia Tai Animal Husbandry Co. Ltd.	RMB34,250,000	PRC/Mainland China	93.4%*•	93.4%*•	93.4%*•	Production and sale of animal feed and chickens
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	100.0%*	100.0%*	100.0%*	Property investment
World Home Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	100.0%*	Property investment
Wuhan Chia Tai Co., Ltd.	US$3,750,000	PRC/Mainland China	100.0%*•	100.0%*•	100.0%*•	Production and sale of animal feed
Wuhan Chia Tai Food Co., Ltd.	RMB93,000,000	PRC/Mainland China	90.0%*	90.0%*	90.0%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.	RMB10,000,000	PRC/Mainland China	80.8%*	80.8%*	80.8%*	Production and sale of seeds and medicine
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC/Mainland China	60.0%*	60.0%*	60.0%*	Production and sale of animal feed and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB60,000,000	PRC/Mainland China	85.0%*	85.0%*	85.0%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.	RMB59,000,000	PRC/Mainland China	96.4%*	96.4%*	100.0%*	Production and sale of animal feed and chickens

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Xianghe Chia Tai Co., Ltd.	US$9,800,000	PRC/Mainland China	100.0%*	100.0%*	100.0%	Production and sale of animal feed and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.	RMB10,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Operation of swine farms
Xuzhou Chia Tai Feed Co., Ltd.	RMB16,000,000	PRC/Mainland China	65.0%*	65.0%*	65.0%*	Production and sale of animal feed
Yi Chang Chia Tai Co., Ltd.	US$12,090,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed and operation of swine farms
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB11,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Operation of swine farms
Yili Chia Tai Livestock Co., Ltd.#####	RMB5,000,000	PRC/Mainland China	91.0%*	91.0%*	–	Production and sale of animal feed
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC/Mainland China	85.0%*	85.0%*	85.0%*	Production and sale of animal feed
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC/Mainland China	100.0%*	100.0%*	100.0%*	Production and sale of animal feed
Zhumadian Chia Tai Company Limited	RMB28,060,000	PRC/Mainland China	55.0%*	55.0%*	61.0%*	Production and sale of animal feed
Zhumadian Huazhong Chia Tai Co., Ltd.	RMB72,000,000	PRC/Mainland China	70.0%*	70.0%*	70.0%*	Production and sale of chlortetracycline

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

SUBSIDIARIES *(Continued)*

Notes:

* Held by subsidiaries.

** Deferred share capital.

The Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.

The Group is only entitled to 87.15% of the subsidiary's earnings. The remaining 12.85% is attributable to a PRC entity.

The Group is only entitled to 87.5% of the subsidiary's earnings. The remaining 12.5% is attributable to a PRC entity.

The Group is only entitled to 95% of the subsidiary's earnings. The remaining 5% is attributable to a PRC entity.

Deregistered during the Relevant Periods.

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the Relevant Periods or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

JOINTLY-CONTROLLED ENTITIES

Details of the jointly-controlled entities are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Beijing Chia Tai Feedmill Limited	US$5,000,000	PRC/Mainland China	33.2%	33.2%	33.2%	Production and sale of animal feed
Beijing Chia Tai Livestock Co. Limited	RMB50,000,000	PRC/Mainland China	33.2%	33.2%	33.2%	Production and sale of animal feed
Beijing Dafa Chia Tai. Co., Ltd	US$28,686,085	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of animal feed, chickens and processed food
Beijing Poultry Breeding Company Limited	US$15,355,638	PRC/Mainland China	36.0%	36.0%	36.0%	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	US$16,600,000	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	US$1,000,000	PRC/Mainland China	50.0%	50.0%	50.0%	Property investment

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

JOINTLY-CONTROLLED ENTITIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2005	2006	2007	Principal activities
Chia Tai Tianjin Livestock Machinery Co., Ltd.	US$2	British Virgin Islands	50.0%	50.0%	50.0%	Investment holding
Chong Qing Dezhong Machine Manufacture Co., Ltd.	RMB8,550,000	PRC/Mainland China	–	26.6%	26.6%	Production and sale of motorcycle and automotive carburetors
ECI Metro Investment Co., Ltd.	US$12,000,000	British Virgin Islands	50.0%	50.0%	50.0%	Investment holding and trading of machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	US$225,000	PRC/Mainland China	50.0%	50.0%	50.0%	Trading of Caterpillar products
Gansu ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI-Metro Machinery Co., Ltd.	US$320,000	PRC/Mainland China	50.0%	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	RMB11,200,000	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of animal feed
Henan East Chia Tai Co., Ltd.	US$5,400,000	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of animal feed and operation of swine farms
Huai Lai Xian Sunda Food Co., Ltd.	US$2,270,000	PRC/Mainland China	–	–	50.0%	Production and sale of animal feed, chickens and processed meat
Hunan Chia Tai Animal Husbandry Co., Ltd.	RMB20,000,000	PRC/Mainland China	50.0%	50.0%	50.0%	Operation of swine farms
Hunan Chia Tai Rice Industry Co., Ltd.	RMB10,000,000	PRC/Mainland China	40.0%	40.0%	40.0%	Production and sale of quality rice

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

JOINTLY-CONTROLLED ENTITIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Jiangsu Chia Tai Seeds Co., Ltd.*	RMB30,100,000	PRC/Mainland China	60.0%*	60.0%*	–	Production and sale of seeds
Jilin Chia Tai Company Limited	RMB16,000,000	PRC/Mainland China	45.0%	45.0%	45.0%	Production and sale of animal feed and chickens
Jilin Chia Tai Enterprise Co., Ltd.	US$8,284,000	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of animal feed
Kaifeng Chia Tai Company Limited	US$14,100,000	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of animal feed, chickens and cereal and oil products
Luoyang Northern Ek Chor Motorcycle Company Limited	US$56,310,000	PRC/Mainland China	55.0%*	55.0%*	55.0%*	Production and sale of motorcycles and spare parts
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Sichuan ECI-Metro Machinery Co., Ltd.	US$650,000	PRC/Mainland China	50.0%	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	RMB30,800,000	PRC/Mainland	38.3%	38.3%	38.3%	Production and sale of animal feed
Tianjin Chia Tai Machinery Company Limited	US$4,737,602	PRC/Mainland China	50.0%	50.0%	50.0%	Production and sale of machinery

50. LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

JOINTLY-CONTROLLED ENTITIES *(Continued)*

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	50.0%	50.0%	50.0%	Investment holding
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	US$2,025,000	PRC/Mainland China	50.0%	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	RMB117,083,250	PRC/Mainland China	28.0%	28.0%	28.0%	Production and sale of motorcycle and automotive carburetors

* Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activities of these joint venture companies, the Group's interests therein are classified as interests in jointly-controlled entities.

• Disposed of during the Relevant Periods.

ASSOCIATES

Details of the associates are as Relevant Periods:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held			Principal activities
			2005	2006	2007	
Conti Chia Tai International Limited	HK$3,122,000	Hong Kong	50.0%	50.0%	50.0%	Production and sale of animal feed and premix and operation of chicken and swine farms
Lotus Distribution International Limited	US$50,000,000	British Virgin Islands	30.0%	30.0%	30.0%	Investment holding

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

I. SUMMARY OF FINANCIAL INFORMATION FOR EACH OF THE THREE YEARS ENDED 31 DECEMBER 2007

The following is a summary of the audited consolidated financial information of the Existing CPP Group for each of the three years ended 31 December 2007 as extracted from the accountants' report set out in Appendix I of this circular which is subject to emphasis of matter opinion:

CONSOLIDATED INCOME STATEMENTS

	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
REVENUE	1,832,764	1,691,457	2,284,772
Profit/(loss) before tax	17,931	(47,693)	13,817
Tax	(7,505)	(6,638)	(9,660)
Profit/(loss) for the year	10,426	(54,331)	4,157
Minority interests	(5,601)	4,603	(1,670)
Profit/(loss) attributable to equity holders of the parent	4,825	(49,728)	2,487

CONSOLIDATED BALANCE SHEETS

	2005	2006	2007
	US$'000	*US$'000*	*US$'000*
Non-current assets	589,555	628,456	594,608
Current assets	335,815	343,325	466,950
Current liabilities	(637,712)	(742,655)	(822,779)
Non-current liabilities	(136,429)	(127,616)	(125,577)
Total equity	151,229	101,510	113,202

II. INDEBTEDNESS

As at 31 March 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Existing CPP Group had outstanding borrowings of approximately US$518,326,000 comprising:

(a) secured bank loans of approximately US$169,795,000; and

(b) unsecured bank loans of approximately US$348,531,000.

The Existing CPP Group's secured bank borrowings are secured by charges on certain pledged deposits; property, plant and equipment and land lease prepayments located in Mainland China and Hong Kong.

As at 31 March 2008, the Existing CPP Group issued guarantees of approximately US$27,462,000 for banking facilities granted to jointly-controlled entities, of which the facilities were utilised to the extent of approximately US$27,462,000.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities and normal accounts payable and bills payables in the ordinary course of business, the Existing CPP Group did not have any outstanding mortgages, charges, debentures, loan capital and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptance of acceptance credits or any guarantees of other material contingent liabilities as at the close of business on 31 March 2008.

III. WORKING CAPITAL

The Directors are of the opinion that after taking into account the proceeds from the Disposal, the credit facilities and financial resources available to the Existing CPP Group, the Existing CPP Group has sufficient working capital for at least 12 months from the date of this circular.

The Directors are not aware of any matter or fact which will render the Existing CPP Group not having sufficient working capital for its requirement after the completion of the Disposal.

IV. MATERIAL CHANGE

As at the Latest Practicable Date, the Board confirmed that there was no material adverse change in the financial or trading position or outlook of the Existing CPP Group since 31 December 2007, the date to which the latest published audited consolidated financial statements of the Existing CPP Group were made up.

(A) UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Unaudited Pro forma Consolidated Income Statement

The following is the unaudited pro forma consolidated income statement of C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (collectively the "Group") assuming that substantially all the Group's feedmill and poultry operations and trading of agricultural products business (the "Disposal Group") had been disposed of for a consideration of US$102,800,000 at the commencement of the year ended 31 December 2007. The unaudited pro forma consolidated income statement was prepared based on the audited consolidated income statement of the Group for the year ended 31 December 2007 as set out in the accountants' report on the Group in Appendix I to this Circular, after adjusting mainly for the exclusion of the revenue, cost and expenses generated from the operations of the Disposal Group and the inclusion of the gain relating to the Disposal.

The unaudited pro forma consolidated income statement was prepared for illustrative purposes only and because of its nature, it may not give a true picture of the results of the Group excluding the Disposal Group (collectively referred to as the "Remaining Group"), for the year ended 31 December 2007, had the Disposal taken place on 1 January 2007, or for any future financial periods.

	Year ended 31 December 2007 *US$'000*	*Notes*	Pro forma adjustments *US$'000*	*Notes*	Pro forma adjustments *US$'000*	Adjusted balances of the Remaining Group *US$'000*
REVENUE	2,284,772	4(a)	(2,217,854)		–	66,918
Cost of sales	(2,035,955)	4(a)	1,984,336		–	(51,619)
Gross profit	248,817	4(a)	(233,518)		–	15,299
Selling and distribution costs	(82,965)	4(a)	79,816		–	(3,149)
General and administrative expenses	(102,851)	4(a)	119,059	4(b)(i)(ii)	(35,064)	(18,856)
Other income	23,681	4(a)	(29,718)	4(b)(i)(ii)(iii)	40,368	34,331
Other losses	(39,602)	4(a)	39,602		–	–
Finance costs	(40,137)	4(a)	28,797		–	(11,340)
Gain on disposal of interests in subsidiaries	–		–	4(c)	33,865	33,865
Share of profits of:						
Jointly-controlled entities	3,477	4(a)	4,515		–	7,992
Associates	3,397	4(a)	(3,397)		–	–
PROFIT BEFORE TAX	13,817		5,156		39,169	58,142
Tax	(9,660)	4(a)	8,726		–	(934)
PROFIT FOR THE YEAR	4,157		13,882		39,169	57,208
Attributable to:						
Equity holders of the parent	2,487	4(a)	14,313		39,169	55,969
Minority interests	1,670	4(a)	(431)		–	1,239
	4,157		13,882		39,169	57,208

2. Unaudited Pro forma Consolidated Balance Sheet

The following is the unaudited pro forma consolidated balance sheet of the Group assuming that substantially all the Group's feedmill and poultry operations and trading of agricultural products business in the Disposal Group had been disposed of as at 31 December 2007. The unaudited pro forma consolidated balance sheet was prepared based on the audited consolidated balance sheet of the Group as at 31 December 2007 as set out in the accountants' report on the Group in Appendix I to this Circular, after adjusting mainly for the exclusion of the carrying values of assets and liabilities of the Disposal Group as at 31 December 2007.

The unaudited pro forma consolidated balance sheet was prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial position of the Remaining Group as at 31 December 2007, had the Disposal taken place on 31 December 2007, or at any future dates.

	31 December 2007 *US$'000*	*Notes*	Pro forma adjustments *US$'000*	*Notes*	Pro forma adjustments *US$'000*	Adjusted balances of the Remaining Group *US$'000*
NON-CURRENT ASSETS						
Property, plant and equipment	430,167	4(d)	(374,635)		–	55,532
Investment properties	6,711	4(d)	(4,474)		–	2,237
Land lease prepayments	50,558	4(d)	(49,006)		–	1,552
Non-current livestock	23,092	4(d)	(23,092)		–	–
Interests in jointly-controlled entities	52,166	4(d)	4,357		–	56,523
Interests in associates	27,642	4(d)	(27,642)		–	–
Available-for-sale investments	1,238	4(d)	(1,238)		–	–
Goodwill	2,928	4(d)	(2,928)		–	–
Deferred tax assets	106	4(d)	(106)		–	–
Total non-current assets	594,608		(478,764)		–	115,844
CURRENT ASSETS						
Current livestock	34,334	4(d)	(34,334)		–	–
Inventories	248,601	4(d)	(239,337)		–	9,264
Accounts receivable, other receivables and deposits	74,520	4(d)	(59,649)	4(e)	11,829	26,700
Bills receivable	9,705	4(d)	(9,705)		–	–
Tax recoverable	47	4(d)	(47)		–	–
Due from minority shareholders	2,653	4(d)	(2,653)		–	–
Due from related companies	10,038	4(d)	(9,538)		–	500
Pledged deposits	4,200	4(d)	(4,200)		–	–
Cash and cash equivalents	82,852	4(d)	(74,387)	4(f)	102,800	111,265
Total current assets	466,950		(433,850)		114,629	147,729

2. Unaudited Pro forma Consolidated Balance Sheet *(Continued)*

	31 December 2007 US$'000	*Notes*	Pro forma adjustments US$'000	*Notes*	Pro forma adjustments US$'000	Adjusted balances of the Remaining Group US$'000
CURRENT LIABILITIES						
Accounts payable, other payables and accrued expenses	335,723	4(d)	(314,310)		-	21,413
Bills payable	23,032	4(d)	(23,032)		-	-
Tax payable	5,323	4(d)	(2,671)		-	2,652
Provisions for staff bonuses and welfare benefits	8,892	4(d)	(8,309)		-	583
Due to related companies	10,898	4(d)	(10,831)		-	67
Due to minority shareholders	6,834	4(d)	(6,335)		-	499
Interest–bearing bank and other loans	432,077	4(d)	(403,151)		-	28,926
Total current liabilities	822,779		(768,639)		-	54,140
NET CURRENT ASSETS/ (LIABILITIES)	(355,829)		334,789		114,629	93,589
TOTAL ASSETS LESS CURRENT LIABILITIES	238,779		(143,975)		114,629	209,433
NON–CURRENT LIABILITIES						
Interest–bearing bank and other loans	(125,577)	4(d)	22,000		-	(103,577)
Net assets/(deficiency in assets)	113,202		(121,975)		114,629	105,856
EQUITY						
Equity attributable to equity holders of the parent						
Issued capital	28,898		-		-	28,898
Share premium account	73,897		-		-	73,897
Reserves	(37,667)	4(d)	(83,814)		114,629	(6,852)
	65,128		(83,814)		114,629	95,943
Minority interests	48,074	4(d)	(38,161)		-	9,913
Total equity	113,202		(121,975)		114,629	105,856

3. Unaudited Pro forma Consolidated Cash Flow Statement

The following is the unaudited pro forma consolidated cash flow statement of the Group assuming that substantially all the Group's feedmill and poultry operations and trading of agricultural products business in the Disposal Group had been disposed of at the commencement of the year ended 31 December 2007. The unaudited pro forma consolidated cash flow statement was prepared based on the audited consolidated cash flow statement of the Group for the year ended 31 December 2007 as set out in the accountants' report on the Group in Appendix I to this Circular, after adjusting mainly for the exclusion of the cash flow arising from the activities of the Disposal Group and the inclusion of the cash flows relating to the Disposal.

The unaudited pro forma consolidated cash flow statement was prepared for illustrative purposes only and because of its nature, it may not give a true picture of the cash flows of the Remaining Group for the year ended 31 December 2007, had the Disposal taken place on 1 January 2007, or for any future financial periods.

	Year ended 31 December 2007 *US$'000*	*Notes*	Pro forma adjustments *US$'000*	*Notes*	Pro forma adjustments *US$'000*	Adjusted balances of the Remaining Group *US$'000*
CASH FLOWS FROM OPERATING ACTIVITIES						
Profit before tax	13,817	4(g)	5,156	4(b),(c)	39,169	58,142
Adjustments for:						
Interest income	(3,751)	4(g)	3,751		–	–
Change in fair value of livestock	(9,583)	4(g)	9,583		–	–
Gain on disposal of interests in subsidiaries	–	4(g)	–	4(c)	(33,865)	(33,865)
Gain on disposal of an interest in a jointly-controlled entity	(11)	4(g)	11		–	–
Change in fair value of investment properties	(882)	4(g)	323		–	(559)
Impairment of items of property, plant and equipment	29,044	4(g)	(29,044)		–	–
Impairment of interests in jointly-controlled entities	10,558	4(g)	(10,558)		–	–
Finance costs	40,137	4(g)	(28,797)		–	11,340
Depreciation of items of property, plant and equipment	53,779	4(g)	(49,238)		–	4,541
Amortisation of land lease prepayments	2,369	4(g)	(2,228)		–	141
Gain on disposal of items of property, plant and equipment	(3,808)	4(g)	3,808		–	–
Write-down of inventories to net realizable value	798	4(g)	(798)		–	–
Impairment of livestock	326	4(g)	(326)		–	–
Impairment of accounts receivable	417	4(g)	(251)		–	166
Share of profits of jointly-controlled entities and associates	(6,874)	4(g)	(1,118)		–	(7,992)
	126,336		(99,726)		5,304	31,914

3. Unaudited Pro forma Consolidated Cash Flow Statement *(Continued)*

	Year ended 31 December 2007 US$'000	Notes	Pro forma adjustments US$'000	Notes	Pro forma adjustments US$'000	Adjusted balances of the Remaining Group US$'000
Increase in livestock	(16,905)	4(g)	16,905		–	–
Increase in inventories	(73,866)	4(g)	68,255		–	(5,611)
Decrease/(increase) in accounts receivable, other receivables and deposits	(15,658)	4(g)	16,835		–	1,177
Increase in bills receivable	(5,030)	4(g)	5,030		–	–
Decrease/(increase) in amounts due from related companies	3,572	4(g)	(4,072)		–	(500)
Increase/(decrease) in accounts payable, other payables and accrued expenses	84,127	4(g)	(83,731)	4(b)(iii)	(5,304)	(4,908)
Increase in bills payable	12,455	4(g)	(12,455)		–	–
Increase in provisions for staff bonuses and welfare benefits	1,153	4(g)	–		–	1,153
Increase/(decrease) in amounts due to related companies	(11,284)	4(g)	11,351		–	67
Cash generated from operations	104,900		(81,608)		–	23,292
Interest paid	(40,137)	4(g)	28,797		–	(11,340)
Tax paid	(7,661)	4(g)	6,372		–	(1,289)
Net cash inflow from operating activities	57,102	4(g)	(46,439)		–	10,663
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of items of property, plant and equipment	(44,380)	4(g)	40,627		–	(3,753)
Additions to land lease prepayments	(994)	4(g)	957		–	(37)
Purchases of additional interests in jointly-controlled entities	(413)	4(g)	413		–	–
Proceeds from disposal of the Disposal Group	–	4(g)	–	4(f)	102,800	102,800
Decrease/(increase) in interests in jointly-controlled entities	23,442	4(g)	(24,859)		–	(1,417)
Increase in interests in associate	(4,175)	4(g)	4,175		–	–
Proceeds from disposal of items of property, plant and equipment and land lease prepayments	15,478	4(g)	(14,815)		–	663
Proceeds from disposal of a jointly-controlled entity	369	4(g)	(369)		–	–
Proceeds from disposal of available-for-sale investments	317	4(g)	(317)		–	–
Dividends received from an associate	6,731	4(g)	(6,731)		–	–
Interest received	3,751	4(g)	(3,751)		–	–
Net cash inflow from investing activities	126		(4,670)		102,800	98,256

3. Unaudited Pro forma Consolidated Cash Flow Statement *(Continued)*

	Year ended 31 December 2007	*Notes*	Pro forma adjustments	*Notes*	Pro forma adjustments	Adjusted balances of the Remaining Group
	US$'000		*US$'000*		*US$'000*	*US$'000*
CASH FLOWS FROM FINANCING ACTIVITIES						
New bank and other loans	324,434	4(g)	(302,338)		-	22,096
Repayment of bank and other loans	(360,673)	4(g)	336,820		-	(23,853)
Decrease in pledged deposits	5,999	4(g)	(5,999)		-	-
Increase in minority interests	(1,556)	4(g)	(302)		-	(1,858)
Net cash outflow from financing activities	(31,796)		28,181		-	(3,615)
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,432		(22,928)		102,800	105,304
Effect of exchange rate changes, net	2,313	4(g)	474		-	2,787
Cash and cash equivalents at beginning of year	55,107	4(g)	(51,933)		-	3,174
CASH AND CASH EQUIVALENTS AT END OF YEAR	82,852		(74,387)		102,800	111,265
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS						
Time deposits	8,373		(4,403)		-	3,970
Cash and bank balances	74,479		(69,984)	4(f)	102,800	107,295
	82,852		(74,387)		102,800	111,265

4. Notes to unaudited pro forma financial information

a. The adjustments reflect the effects of the Disposal, which represent the elimination of revenue, cost and expenses generated from the operations of the Disposal Group for the year ended 31 December 2007.

b. The adjustments represent:

i) the reversal of other income of US$1.6 million recorded in the Disposal Group due to the waiver of loan by the Remaining Group, which was eliminated in the Group's consolidated income statement;

ii) the reversal of a recharge of management fee between the Remaining Group and the Disposal Group of US$33.5 million which was eliminated in the Group's consolidated income statement; and

iii) the reversal of dividend income which was declared by the Remaining Group and recognised in the Disposal Group of US$5.3 million.

c. The adjustments represent the gain arising from the Disposal, which was calculated based on the consideration of US$102.8 million and netting of the deficiency in assets of the Disposal Group attributable to the Company of approximately US$42.6 million, the release of debit balance reserves of US$3.1 million upon the Disposal, and the waiver of the amount due from the Disposal Group of approximately US$114.6 million.

d. The adjustments reflect the carrying amounts of assets and liabilities of the Disposal Group to be disposed of in relation to the Disposal as at 31 December 2007.

e. The adjustment reflects the management fee receivable from the Disposal Group of US$11.8 million, which was reclassified as other receivables upon the Disposal.

f. The adjustment reflects the consideration of US$102.8 million.

g. The adjustments reflect the cash flow effects from the Disposal for the year ended 31 December 2007.

h. The above pro forma adjustments have no continuing effect on the Group.

(B) LETTER FROM THE REPORTING ACCOUNTANTS

The following is the text of a report, prepared for the sole purpose of inclusion in this Circular, received from the independent reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong.

ERNST & YOUNG
安永

18th Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

27 May 2008

The Board of Directors
C.P. Pokphand Co. Ltd.

Dear Sirs,

We report on the unaudited pro forma financial information (the "Unaudited Pro Forma Financial Information") of C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (collectively the "Group"), set out on pages 140 to 146 in this Appendix to the circular dated 27 May 2008 (the "Circular") issued by the Company in connection with a very substantial disposal resulting from the proposed disposal (the "Disposal") of the Group's entire 100% equity interests in the Disposal Group, which is a group of companies engaged in feedmill and poultry operations and the trading of agricultural products business, pursuant to the Disposal Agreement dated 18 April 2008 entered into between the Company and CP China Investment Limited (a company incorporated in the Cayman Islands). The pro forma financial information is unaudited and has been prepared by the directors of the Company, solely for illustrative purposes, to provide information about how the Disposal as described in the accompanying introduction to the Unaudited Pro Forma Financial Information might have affected the historical financial information in respect of the Group presented in the accountants' report on the historical financial information set out in Appendix I to this Circular.

The historical financial information is derived from the audited historical financial information of the Group, where applicable, appearing elsewhere in the Circular. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in the accompanying introduction and the notes to the Unaudited Pro Forma Financial Information.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by Rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company and, because of its nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or results of:

- the Group had the transaction actually occurred as at the dates indicated therein; or
- the Group as at 31 December 2007 or at any future dates or for the year ended 31 December 2007 or for any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully,
ERNST & YOUNG
Certified Public Accountants
Hong Kong

1. BUSINESS REVIEW

CTC Business

The New CPP Group is by far the largest producer of Chlortetracycline ("CTC") in the PRC, with annual production capacity of 42,100 metric tonnes ("tons") for feed-grade CTC and 950 tons for Hydrochloride CTC. In 2007, the New CPP Group's sales of feed-grade CTC and Hydrochloride CTC accounted for 56.0% and 63.8% respectively of the total sales of CTC in the PRC. About 67.4% of the New CPP Group's CTC products in 2007 was exported to the United States, Europe, Japan, South America, Southeast Asia and other countries. Both feed-grade CTC and Hydrochloride CTC are feed additives with broad-spectrum of antibacterial properties and are widely used in livestock feed. Hydrochloride CTC, in particular, has a higher degree of purity and has been known to be used for animal drugs. All the New CPP Group's CTC products are with quality and safety assurance approved by the US Food and Drug Administration and the European Pharmacopoeia Commission; they are also in compliance with the requirements of Chinese Good Manufacturing Practices for Animal Drug.

During the year ended 31 December 2007, turnover of the New CPP Group's CTC business amounted to US$66.9 million, of which approximately 78.0% and 22.0% were contributed by sales of feed-grade CTC and Hydrochloride CTC, respectively, while gross profit of the New CPP Group's CTC business amounted to US$15.3 million.

Reflecting the stable demand for CTC in the PRC market, the New CPP Group's 2007 domestic sales volume of feed-grade CTC remained around 13,300 tons. With regard to export sales volume of feed-grade CTC, overall export from China registered a 9.7% drop to 55,650 tons in 2007; likewise, the New CPP Group's export sales volume slid to 26,700 tons during the same period.

Sales volume of Hydrochloride CTC, on the other hand, increased 8.5% and 30.3% to 51 tons and 735 tons, respectively, for both domestic and overseas sales. As the demand for Hydrochloride CTC rises, the New CPP Group has continued to expand its annual capacity, building a new Hydrochloride CTC factory in Putan, adding another 1,000 tons of annual production capacity in 2008.

Industrial Business

The industrial segment of the New CPP Group's business is composed of three jointly-controlled entities: Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") which produces and sells motorcycles and power engines; ECI Metro Investment Co., Ltd. ("ECI Metro") which sells Caterpillar heavy-duty machinery products; and Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") which manufactures and sells carburetors and automobile accessories.

In 2007, the New CPP Group's industrial business contributed a profit of US$ 5.8 million, representing an increase of 86.3% as compared to 2006.

Motorcycle

Northern Ek Chor manufactures a range of motorcycles with engine capacity ranging from 50 cubic centimetres ("cc") to 200cc. Currently, it has approximately 5,000 sales agents in the PRC, with Henan, Shandong, Anhui, Guangdong, Jiangsu and Hubei being the major sales provinces.

In 2007, total sales volume of Northern Ek Chor increased by 10.2% to 463,800 units, among which 100cc to 125cc models grew almost 10% to 327,200 units in 2007 from 297,600 units in 2006. Its domestic sales volume was up 5.6% to 380,100 units which was driven by the increased demand in the PRC market; whereas its export sales volume recorded a significant rise of 37.2% to 83,700 units which resulted from rising demand from countries like the Philippines and Indonesia. According to the China Association of Automobile Manufacturers, China's motorcycles industry continued to thrive in 2007, with sales of motorcycles growing at a compound annual growth rate of 11.5% over the last five years, during which export sales also increased at a compound annual growth rate of 24.1%. China's export tax rebate cut in 2007 on motorcycles did not deter its strong overseas demand and the export sales of China's motorcycles reported a robust increase of 24.5% to 8.17 million units in 2007.

Northern Ek Chor's "Dayang" brand is a domestic brand highly regarded for its motorcycles. Its brand was ranked one of "China's 500 Most Valuable Brands" and was also honored by the State Administration of Industry and Commerce as one of the most reputable brands in China. Leveraging the brand's recognition for high quality, Northern Ek Chor also carries out sales of the patent rights of the "Dayang" brand to other domestic motorcycle enterprises on top of its own production. Guangzhou Dayang Motorcycle Co., Ltd is currently the biggest patent purchaser, which sold about 268,800 units of "Dayang" brand motorcycles in 2007.

As concerns for the environmental impact of pollution grow and the perception and buying habits of consumers change, the operating environment in the motorcycle industry has also been changing, from mere price competition to one which focuses more on product quality and services. Over the past years, Northern Ek Chor has been investing its resources in research and development in order to manufacture new products that are more environmentally friendly and energy efficient.

Caterpillar Machinery Dealership

ECI Metro is the exclusive agent in western China for Caterpillar Inc., the world's largest producer of construction and mining equipment, with services including sales, leasing and repair throughout the eight provinces and one municipality in the PRC. In 2007, ECI Metro sold a total of 991 units of machinery equipment, a significant increase of 28.9% from 769 units in 2006. Sales of excavators, comprising approximately 85.1% of the total units of machinery equipment, climbed to 843 units, representing an increase of 18.7% as compared to 2006.

Fixed asset investments in China continued to grow at a fast pace, with growth particularly prominent in the western region of China resulting from the vigorous development in the real

estate, construction and mining industries, which further increased the market demand for heavy-duty machinery equipment. According to the National Bureau of Statistics, fixed asset investments in western China amounted to RMB2,809.6 billion (approximately HK$3,118.7 billion) in 2007, a substantial rise of 28.2% compared to that of 2006. To capture this rising demand for heavy-duty machinery equipment in the area, Caterpillar Inc. has partnered with Shandong SEM Machinery which is a leading local manufacturer of wheel loaders (wholly-owned by Caterpillar with effect from February 2008).

With the inclusion of Shandong SEM Machinery products in its agency representation, business operations of ECI Metro have been greatly expanded to not only include Caterpillar's products but also selling, repairing and servicing the wheel loaders of Shandong SEM Machinery. Sales volume of Shandong SEM Machinery wheel loaders in 2007 was 73 units, which increased by 2.5 times as compared to 2006. Additionally, ECI Metro is expanding into the second-hand market and its associated emerging business opportunities in China.

Carburetors and Automobile Accessories

As the biggest manufacturer of motorcycle carburetors in China, Zhanjiang Deni reported tremendous growth in 2007, with sales volume of carburetors and automobile accessories surging 11.4% to 6,710,000 units and 83.1% to 1,500 tons, respectively.

With the motorcycle industry growing at a fast pace, more domestic manufacturers are looking for quality auto parts; therefore, the New CPP Group envisages ample opportunities for the motorcycle carburetor and automobile accessories businesses. The New CPP Group's strategy will continue to strengthen its research and development capabilities and to improve product quality, as well as continue the expansion of its automobile accessories business, seizing market opportunities and enhancing its market presence.

2. PROSPECTS AND FUTURE PLANS

In 2008, on the biochemical business side, the New CPP Group will continue to improve its products by observing strict regulatory requirements for CTC imposed by Chinese and overseas authorities. The New CPP Group will also make appropriate operational changes corresponding to the changing demand for CTC in the PRC and overseas markets, as well as the exchange rate fluctuations on RMB.

On the industrial business side, the New CPP Group remains positive on the outlook for the motorcycle industry and will continue to develop new products in the domestic market to meet the needs of these customers. The New CPP Group is also expanding its overseas market to meet the rising demand for motorcycles in countries like Bangladesh, Brazil, Argentina and Greece, as well as increasing its production of automobile accessories to keep up with the growth of the motorcycle and automobile industries.

3. FINANCIAL RESOURCES AND LIQUIDITY

As at 31st December, 2007, the New CPP Group had total assets of US$263.6 million. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) were US$132.5 million and 125.2% respectively.

Most of the borrowings by the New CPP Group are in US$ and RMB, and the interest rates ranged from 4.9% to 8.2% per annum. Certain of the New CPP Group's property located in Hong Kong with a net book value of US$16.6 million (approximately HK$129.6 million) has been pledged as security for long term bank loans.

As at 31 December 2007, the guarantees provided by the New CPP Group amounted to US$19.0 million (approximately HK$148.2 million).

The New CPP Group had not engaged in any derivative for hedging against both the interest and exchange rate. No significant investments were made during the year ended 31 December 2007. The New CPP Group did not have any material acquisition or disposal of companies in the course of the year ended 31 December 2007.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the New CPP Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB in the year has had insignificant impact on the New CPP Group's business.

4. EMPLOYEES AND REMUNERATION POLICIES

As at 31st December, 2007, the New CPP Group employed around 6,000 staff (including 5,000 staff at jointly-controlled entities) in the PRC and Hong Kong. The New CPP Group remunerates its employees based on their performance, experience and prevailing market rates while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as share option scheme.

The following is the text of a valuation report prepared for inclusion in this circular received from B.I. Appraisals Limited, being an independent valuer in connection with its valuations of the First PRC Property and the Second PRC Property located in the PRC held by Wide Master.

B.I.
To Know Your Strength Better

B. I. Appraisals Limited
保柏國際評估有限公司
Registered Professional Surveyors, Valuers & Property Consultant
Unit 1301, 13th Floor, Tung Wai Commercial Building,
Nos. 109-111 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2127 7762 Fax: (852) 2137 9876
Email: info@biappraisals.com.hk
Website: www.bisurveyors.com.hk

27 May 2008

The Directors
C.P. Pokphand Co. Ltd.
21st Floor, Far East Finance Centre
16 Harbour Road
Hong Kong

Dear Sirs,

Re: (1) Apartment M417, M419 and M420 on Level 4 and M615 on Level 6, Block No. 1, Jing Bao Garden, No. 183 Andingmenwai Main Street, Dongcheng District, Beijing, the People's Republic of China ("PRC"); and

(2) Units 96# and 26#A-5-1#, Jin Xiu Hua Yuan, No. 68 Renmin South Road Section 4, Wuhou District, Chengdu City, Sichuan Province, the PRC

In accordance with the instructions from C.P. Pokphand Co. Ltd. (hereinafter referred to as the "Company") for us to value the captioned properties (hereinafter referred to as the "Properties"), which are held by Wide Master Investment Limited, an indirectly wholly-owned subsidiary of the Company (hereinafter collectively referred to as the "Group"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of value of each of the Properties as at 31 March 2008 (hereinafter referred to as the "Date of Valuation"). It is our understanding that this valuation document is to be used for disclosure purpose in relation to a very substantial disposal and connected transaction.

This letter, forming part of our valuation report, identifies the properties being valued, explains the basis and methodology of our valuations, and lists out the assumptions and the title investigation we have made in the course of our valuations, as well as the limiting conditions.

BASIS OF VALUATION

Our valuation of each of the Properties is our opinion of its market value which we would define as intended to mean "an estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuations have been carried out in accordance with The HKIS Valuation Standards on Properties (1st Edition 2005) issued by the Hong Kong Institute of Surveyors and under generally accepted valuation procedures and practices, which are in compliance with Chapter 5 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Practice Note 12 issued by The Stock Exchange of Hong Kong Limited.

We have valued the Properties on the basis that each of them is considered individually. We have not allowed for any discount for the Properties to be sold to a single party nor taken into account any effect on the values if the Properties are to be offered for sale at the same time as a portfolio.

VALUATION METHODOLOGY

In valuing the Properties, which are held and occupied by the Group in the PRC, we have adopted the Direct Comparison Approach by making reference to comparable sales evidence as available in the relevant market.

VALUATION ASSUMPTIONS

Our valuations have been made on the assumption that each of the Properties is sold in the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement that would serve to affect the value of such property. In addition, no account has been taken of any option or right of pre-emption concerning or effecting sales of the property and no forced sale situation in any manner is assumed in our valuations.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests valued nor for any expenses or taxation which may be incurred in effecting sales. Unless otherwise stated, it is assumed that the Properties are free from encumbrances, restrictions and outgoings of an onerous nature that could affect their values.

TITLE INVESTIGATION

We have been provided by the Company with copies of title documents relating to the Properties and a copy of the legal opinion dated 21 May 2008 prepared by Jun He Law Offices (hereinafter referred to as the "PRC Legal Adviser"), the Company's legal adviser as to PRC laws, regarding the title to such properties. We have not examined the original documents to verify the ownership and to ascertain the existence of any amendments that may not appear on the copies handed to us. All documents have been used for reference only. In the course of our valuations, we have relied on the advice given by the Company and the PRC Legal Adviser regarding the title to the Properties.

LIMITING CONDITIONS

We have inspected the exterior, and where possible, the interior of the Properties. However, no structural survey has been made nor have any tests been carried out on any of the building services provided in the Properties. We are, therefore, not able to report that the Properties are free from rot, infestation or any other structural defects. Yet, in the course of our inspections, we did not note any serious defects.

We have not conducted any on-site measurement to verify the correctness of the site and floor areas of the Properties but have assumed that the areas shown on the documents furnished to us are correct. Dimensions, measurements and areas included in the valuation certificates attached are based on information contained in the documents provided to us by the Company and are therefore approximations only.

Moreover, we have not carried out any site investigations to determine or otherwise the suitability of the ground conditions, the presence or otherwise of contamination and the provision of or otherwise suitability for services etc. for any future development. Our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred in the event of any future development.

We have relied to a considerable extent on the information provided by the Company and the advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, tenancies, completion date of buildings, development proposal, site and floor areas and all other relevant matters in the identification of the Properties. We have not seen original planning consents and have assumed that the Properties are constructed, occupied and used in accordance with such consents.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We were also advised by the Company that no material facts have been omitted from the information provided. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

REMARKS

Unless otherwise stated, all monetary amounts stated in our valuation report are in Renminbi (RMB) and no allowance have been made for exchange transfers.

We hereby confirm that we have neither present nor prospective interests in the Group, the Properties or the values reported herein.

Our valuations are summarized below and the valuation certificates are attached herewith.

Yours faithfully,
For and on behalf of
B.I. APPRAISALS LIMITED
William C. K. Sham
Registered Professional Surveyor (G.P.)
China Real Estate Appraiser
MRICS, MHKIS, MCIREA
Executive Director

Note:

Mr. William C. K. Sham is a qualified valuer on the approved List of Property Valuers for Undertaking Valuation for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers published by the Hong Kong Institute of Surveyors. Mr. Sham has over 25 years' experience in the valuation of properties in Hong Kong and has over 10 years' experience in the valuation of properties in the People's Republic of China and the Asia Pacific regions.

SUMMARY OF VALUES

	Property	Market value in existing state as at 31 March 2008 *(RMB)*
1.	Apartment M417, M419 and M420 on Level 4 and M615 on Level 6, Block No. 1, Jing Bao Garden, No. 183 Andingmenwai Main Street, Dongcheng District, Beijing, the PRC	8,000,000
2.	Units 96# and 26#A-5-1#, Jin Xiu Hua Yuan, No. 68 Renmin South Road Section 4, Wuhou District, Chengdu City, Sichuan Province, the PRC	5,000,000
	Total:	**13,000,000**

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market valuein existing as at 31 March 2008
1. Apartment M417, M419 and M420 on Level 4 and M615 on Level 6, Block No. 1, Jing Bao Garden, No. 183 Andingmenwai Main Street, Dongcheng District, Beijing, the PRC	The property comprises 4 apartment units in a high-rise residential building completed in about 1994. The total gross floor area of the property is approximately 617.71 sq.m. The land use rights of the property have been granted for residential use for a term due to expire on 22 December 2064.	The property is currently occupied by the Group as senior staff quarters.	RMB8,000,000

Notes:

1) Pursuant to four Certificates of Building Ownership京房權證市東港澳台字第0370143 – 0370146號 (Jing Fang Quan Zheng Shi Dong Gang Ao Tai Zi No. 0370143 – 0370146) dated 22 February 2006 issued by Beijing Municipal Construction Commission, the ownership of the property with a total gross floor area of 617.71 sq.m. is vested in Wide Master Investment Limited.

2) Pursuant to four Certificates of State-owned Land Use 京市東港澳台國用(2007出)字第6011364 – 6011367號 (Jing Shi Dong Gang Ao Tai Guo Yong (2007 Chu) Nos. 6011364 – 6011367) dated 25 January 2007 issued by Beijing Municipal State-owned Land and Resources Bureau, the land use rights of the property have been granted to Wide Master Investment Limited.

3) Pursuant to the opinion of the PRC Legal Adviser, Wide Master Investment Limited is in possession of a proper legal title to the land use rights as well as the building ownership of the property and is entitled to occupy, use, transfer, lease, mortgage or dispose of by other legal way the land use rights and the ownership the property within the residue term of its land use rights.

4) The status of title and grant of major approvals, consents or licences in accordance with the information provided by the Company and the opinion of the PRC Legal Adviser are as follows:

Certificates of State-owned Land Use	Yes
Certificates of Building Ownership	Yes

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market valuein existing as at 31 March 2008
2. Units 96# and 26#A-5-1#, Jin Xiu Hua Yuan, No. 68 Renmin South Road Section 4, Wuhou District, Chengdu City, Sichuan Province, the PRC	The property comprises 2 residential units in Jin Xiu Hua Yuan which was built in about 2001. The total gross floor area of the property is approximately 587.30 sq.m.	The property is currently occupied by the Group as senior staff quarters.	RMB5,000,000

Notes:

1) Pursuant to a 房屋產權所有證 (Certificate of Real Estate Property Ownership) 成房監證字第0006376號 (Cheng Fang Jian Zheng Zi No. 0006376) dated 11 February 1996 issued by Chengdu Municipal Building and Land Administration Bureau, the ownership of Unit 26#A-5-1# with a gross floor area of 289.30 sq.m. is vested in Wide Master Investment Limited.

2) Pursuant to a 房屋產權所有證 (Certificate of Real Estate Property Ownership) 成房監證字第0006047號 (Cheng Fang Jian Zheng Zi No. 0006047) dated 17 February 1996 issued by Chengdu Municipal Building and Land Administration Bureau, the ownership of Unit 96# with a gross floor area of 298.00 sq.m. is vested in Wide Master Investment Limited.

3) Pursuant to the opinion of the PRC Legal Adviser, Wide Master Investment Limited is in possession of a proper legal title to the land use rights as well as the building ownership of the property and is entitled to occupy, use, transfer, lease, mortgage or dispose of by other legal way the land use rights and the ownership the property within the residue term of its land use rights.

4) The status of title and grant of major approvals, consents or licences in accordance with the information provided by the Company and the opinion of the PRC Legal Adviser are as follows:

Certificates of Real Estate Property Ownership	Yes

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Long position in shares or underlying shares of the Company

Name of Director	Number of Shares held, capacity and nature of interest		Total number of Shares in the Company	Approximate percentage of issued share capital of the Company
	Beneficially owned	Through controlled corporation		(%)
Mr. Sumet Jiaravanon	1,004,014,695	–	1,004,014,695	34.74

(ii) Directors' interests in share options granted by the Company

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10 April 1992 which expired on 9 April 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26 November 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for Shares under the Old Scheme and the Existing Scheme were as follows:

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options	Approximate percentage of shareholding
			HK$	*(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Thanakorn Seriburi	10 August 1998	17,500,000	0.3875	0.6056
	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Existing CPP Group.

Name of Shareholder	**Capacity/Nature of interest**	*Notes*	**Number of Shares** *Note 1*	**Approximate percentage of issued share capital of the Company** *(%)*
Krung Thai Bank Public Company Limited	Person having a security interest in shares	2	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	Beneficial owner	3	1,004,014,695 (L and S)	34.74
CP Intertrade	Interest of a controlled corporation	3	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	Beneficial owner	4	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	4	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	4	481,250,000 (L)	16.65

Notes:

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 1,004,014,695 Shares were held by Krung Thai Bank Public Company Limited as security.

3. CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 Shares as the said Shares were pledged as security to Krung Thai Bank Public Company Limited. CP Intertrade had declared an interest in these Shares by virtue of its shareholding in CPI Holding Co., Ltd.

4. Worth Access Trading Limited beneficially owned 481,250,000 Shares. Charoen Pokphand Holding Company Limited had declared an interest in these Shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited had also declared an interest in such number of Shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Existing CPP Group.

4. COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Existing CPP Group which falls to be disclosed under the Listing Rules.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Existing CPP Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. MATERIAL ADVERSE CHANGE

The Directors confirm that there has not been any material adverse change in the financial or trading positions of the Existing CPP Group since 31 December 2007 (the date to which the latest published audited consolidated accounts of the Existing CPP Group were made up).

8. INTERESTS IN ASSETS

Save as disclosed in this circular and the annual financial statements of the Existing CPP Group since 31 December 2007, none of the Directors or the experts referred to in paragraph 10 "Qualification and Consent of Experts" below, has any direct or indirect interest in any assets of material importance to the Company which have been acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to any member of the Existing CPP Group.

None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Existing CPP Group taken as a whole.

9. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries in the two years immediately preceding the date of this circular and which are or may be material:

(a) the disposal agreement dated 7 September 2006 and made between CT Progressive and Excel Prominent Limited, relating to the disposal by CT Progressive to Excel Prominent Limited of the entire issued share capital in Ek Chor Distribution (Shenyang) Property Company Limited (易初配銷(瀋陽)物業有限公司) at the consideration of RMB82 million;

(b) the guarantee dated 4 July 2007 entered into by Ek Chor China Motorcycle Co., Ltd., a wholly-owned subsidiary of the Company, in favour of 卡特彼勒(中國)融資租賃有限公司 (Caterpillar (China) Financial Leasing Co., Ltd.) ("CCFL") guaranteeing all present and future indebtedness of ECI Metro Investment Co., Ltd., a jointly-controlled entity of the Company, and its wholly-owned subsidiaries up to the maximum amount of US$19 million to CCFL, which shall expire on 17 April 2010;

(c) the joint venture agreement dated 3 December 2007 entered into between Chia Tai Investment and 成都中際投資有限公司 (Chengdu Zhong Ji Investment Company Limited) ("Chengdu Zhong Ji") for the establishment of 樂山正大農業科技有限公司 (Leshan Chia Tai Agriculture Technological Co., Ltd.) owned as to 80% and 20% by Chia Tai Investment and Chengdu Zhong Ji respectively with the total investment of RMB28 million and registered capital of RMB20 million;

(d) the equity transfer contract entered into between the Company and Chia Tai Biotech Company Limited dated 20 December 2007 relating to the disposal by the Company to Chia Tai Biotech Company Limited of 60% equity interest in 江蘇正大種子有限公司 (Jiangsu Chia Tai Seeds Co., Ltd.) at a consideration of US$369,484; and

(e) the Disposal Agreement.

10. QUALIFICATION AND CONSENT OF EXPERTS

The following are the qualification of the experts (the "Experts") who have given their letter for the inclusion in this circular:

Name	Qualification	Nature of opinion or advice	Date of opinion
Ernst & Young	Certified Public Accountants	Accountants' Report	27 May 2008
Kingsway	A licensed corporation under the SFO permitted to carry out Type 6 regulated activities (as defined under the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	27 May 2008
B.I. Appraisals Limited	Independent professional property valuer	Property Valuation Report	27 May 2008

The Experts have given and have not withdrawn their respective written consent to the issue of this circular with the inclusion of their letters and references to their names in the form and context in which they appear.

As at the Latest Practicable Date, the Experts did not have any shareholding in the Company or any other member of the Existing CPP Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Existing CPP Group.

11. MISCELLANEOUS

(a) The Company's registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its principal place of business is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(b) The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The qualified accountant of the Company is Ms. Wong Pui Shan, who is an associate member of the Institute of Chartered Accountants in England and Wales, the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

(d) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The English text of this circular shall prevail over Chinese text in the case of any inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 19 June 2008:

(a) the memorandum of association and bye-laws of the Company;

(b) the Disposal Agreement;

(c) the CP China-CCT Agreement;

(d) the CPP-CCT Agreement;

(e) the CPP Supply Agreement;

(f) the letter from Independent Board Committee, the text of which is set out on pages 20 to 21 of this circular;

(g) the letter from Kingsway, the text of which is set out on pages 22 to 39 of this circular;

(h) the written consents from Ernst & Young, Kingsway and B.I. Appraisals Limited referred to in paragraph headed "Qualification and Consent of Experts" in this Appendix;

(i) the annual reports (containing the consolidated audited accounts of the Existing CPP Group) of the Company for each of the two years ended 31 December 2007;

(j) the accountants' report prepared by Ernst & Young, the text of which is set out in Appendix I of this circular;

(k) the opinion prepared by Ernst & Young in respect of the unaudited pro forma financial information of the New CPP Group, the text of which is set out in Appendix III to this circular;

(l) the valuation report from B.I. Appraisals Limited in respect of the valuation of the First PRC Property and the Second PRC Property, the text of which is set out in Appendix V to this circular; and

(m) the material contracts referred to the paragraph headed "Material Contracts" in this Appendix.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June 2008 at 10:00 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day at 9:30 a.m. and at the same place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

(a) the agreement (the "**Disposal Agreement**") dated 18 April 2008 entered into by the Company and CP China Investment Limited, a copy of which marked "A" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in respect of the disposal by the Company (the "**Disposal**") of (i) the entire issued share capital of Chia Tai (China) Agro-Industrial Ltd. ("**Chia Tai Agro**"), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. and the entire equity interest in Chia Tai (China) Investment Co., Ltd.; and (ii) the aggregate amount advanced by the Company to Chia Tai Agro as at the completion of the Disposal, and the transactions contemplated under the Disposal Agreement, be and are hereby approved, ratified and confirmed; and

(b) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the Disposal Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the Disposal Agreement."

2. **"THAT:**

(a) the agreement (the "**CP China-CCT Agreement**") dated 18 April 2008 entered into between the Company and CP China Investment Limited ("**CP China Investment**"), a copy of which marked "B" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of Chlortetracycline which may be required by CP China Investment and its subsidiaries, jointly controlled entities and associated companies following

completion of the Disposal (as such term is defined in the resolution set out as Resolution 1 in the notice convening this meeting) and which the Company and its subsidiaries following completion of the Disposal (the "**New CPP Group**") may be able to supply in circumstances which are of commercial benefit to the New CPP Group, and the transactions contemplated under the CP China-CCT Agreement, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CP China-CCT Agreement for the financial years ending 31 December 2008 and 31 December 2009 respectively, being the prorated portion of RMB21,000,000 or RMB25,000,000 representing the remaining part of the year ending 31 December 2008 or 31 December 2009 (as the case may be) from the date on which the CP China-CCT Agreement becomes effective, and for the financial year ending 31 December 2010, being RMB30,000,000, be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the CP China-CCT Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the CP China-CCT Agreement."

3. **"THAT:**

(a) the agreement (the "**CPP-CCT Agreement**") dated 18 April 2008 entered into between the Company and CP China Investment Limited ("**CP China Investment**"), a copy of which marked "C" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of edible oil which may be required by the Company and its subsidiaries following completion of the Disposal (as such term is defined in the resolution set out as Resolution 1 in the notice convening this meeting) (the "**New CPP Group**") and which CP China Investment and its subsidiaries, jointly controlled entities and associated companies following completion of the Disposal may be able to supply in circumstances which are of commercial benefit to the New CPP Group, and the transactions contemplated under the CPP-CCT Agreement, be and are hereby approved, ratified and confirmed;

(b) the proposed cap in relation to the transactions under the CPP-CCT Agreement for each of the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 respectively, being RMB2,000,000 or, in the case of the first two of such financial years, the prorated portion of RMB2,000,000 representing the remaining part of the year ending 31 December 2008 or 31 December 2009 (as the case may be) from the date on which the CPP-CCT Agreement becomes effective, be and is hereby approved; and

(c) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the CPP-CCT Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the CPP-CCT Agreement."

4. "THAT:

(a) the agreement (the "**CPP Supply Agreement**") dated 18 April 2008 entered into between the Company and C.P. Intertrade Co., Ltd. ("**CP Intertrade**"), a copy of which marked "D" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of Chlortetracycline which may be required by CP Intertrade and which the Company and its subsidiaries following completion of the Disposal (as such term is defined in the resolution set out as Resolution 1 in the notice convening this meeting) (the "**New CPP Group**") may be able to supply in circumstances which are of commercial benefit to the New CPP Group, and the transactions contemplated under the CPP Supply Agreement, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CPP Supply Agreement for the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010, being RMB2,000,000, RMB2,200,000 and RMB2,420,000 respectively, be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the CPP Supply Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the CPP Supply Agreement."

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27 May 2008

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing bye-law 59 of the Company's bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. The votes to be taken at the meeting will be by way of a poll.

附註：

1. 大會適用之代表委任表格將連同本通告寄發予本公司之股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心18樓1806至7室），方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票（不論親自或委派代表），猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票（不論親自或委派代表）。

7. 根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非根據上市規則下或（於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷）被要求以點票形式決定由(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東（或倘該股東為法人團體，須由正式授權人士代表）或其代表提出；或(iv)合共持有已繳股本不少於所有已繳股份總額百分之十及有權出席及投票之股東（或倘該股東為法人團體，須由正式授權人士代表）或其代表提出。

8. 大會將以點票方式表決。

(c) 授權本公司董事在彼等全權酌情認為必要或權宜之情況下，代表本公司簽署、蓋印、執行、完成及交付一切文件及契據並作出一切行動、事宜及事項，以實行卜蜂國際持續關連交易協議，以及履行、行使及強制執行本公司在卜蜂國際持續關連交易協議下之責任與權利。」

4. 「**動議**：

(a) 批准、追認及確認於二零零八年四月十八日由本公司及C.P. Intertrade Co., Ltd.（「**CP Intertrade**」）簽訂之協議（「**卜蜂國際供應協議**」）（已註有「D」字樣之協議副本已呈交大會主席簡簽，以供識別用途），有關在新卜蜂國際集團（定義見下文）獲商業受惠之情況下，向CP Intertrade持續供應其所需而出售事項（定義見本大會通告所載第一項決議案）完成後之本公司及其附屬公司（「**新卜蜂國際集團**」）可供應之金霉素，以及卜蜂國際供應協議項下擬進行之交易；

(b) 批准分別截至二零零八年十二月三十一日止、二零零九年十二月三十一日止及二零一零年十二月三十一日止之財政年度有關卜蜂國際持續關連交易協議項下交易之建議上限，分別為人民幣2,000,000元、人民幣2,200,000元及人民幣2,420,000元；及

(c) 授權本公司董事在彼等全權酌情認為必要或權宜之情況下，代表本公司簽署、蓋印、執行、完成及交付一切文件及契據並作出一切行動、事宜及事項，以實行卜蜂國際供應協議，以及履行、行使及強制執行本公司在卜蜂國際供應協議下之責任與權利。」

承董事會命
公司秘書
陳佩珊

香港，二零零八年五月二十七日

續供應其所需而出售事項完成後之本公司及其附屬公司(「**新卜蜂國際集團**」)可供應之金霉素，以及CP China持續關連交易協議項下擬進行之交易；

(b) 批准分別截至二零零八年十二月三十一日止及二零零九年十二月三十一日止之財政年度有關CP China持續關連交易協議項下交易之建議上限，分別為人民幣21,000,000元或人民幣25,000,000元按比例計算部份(指由CP China持續關連交易協議生效當日起直至二零零八年十二月三十一日或二零零九年十二月三十一日(視乎情況而定)之該財政年度餘下部份)，以及截至二零一零年十二月三十一日止之財政年度之建議上限為人民幣30,000,000元；及

(c) 授權本公司董事在彼等全權酌情認為必要或權宜之情況下，代表本公司簽署、蓋印、執行、完成及交付一切文件及契據並作出一切行動、事宜及事項，以實行CP China持續關連交易協議，以及履行、行使及強制執行本公司在CP China持續關連交易協議下之責任與權利。」

3. 「**動議**：

(a) 批准、追認及確認於二零零八年四月十八日由本公司及CP China Investment Limited(「**CP China Investment**」)簽訂之協議(「**卜蜂國際持續關連交易協議**」)(已註有「C」字樣之協議副本已呈交大會主席簡簽，以供識別用途)，有關在新卜蜂國際集團(定義見下文)獲商業受惠之情況下，向出售事項(定義見本大會通告所載第1項決議案)完成後之本公司及其附屬公司(「**新卜蜂國際集團**」)持續供應其所需而出售事項完成後之CP China Investment及其附屬公司、共同控制企業及聯營公司可供應之食用油，及卜蜂國際持續關連交易協議項下擬進行之交易；

(b) 批准分別截至二零零八年十二月三十一日止、二零零九年十二月三十一日止及二零一零年十二月三十一日止各財政年度有關卜蜂國際持續關連交易協議項下交易之建議上限，為人民幣2,000,000元或倘若為首兩個該財政年度，為人民幣2,000,000元按比例計算部份(指由卜蜂國際持續關連交易協議生效當日起直至二零零八年十二月三十一日或二零零九年十二月三十一日(視乎情況而定)之該財政年度餘下部份)；及

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零八年六月十九日(星期四)上午十時正(或緊隨本公司於同日上午九時三十分及同地點召開之股東週年大會結束或休會後)假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案為普通決議案(無論有否修訂)：

普通決議案

1. 「**動議**：

   (a) 批准、追認及確認於二零零八年四月十八日由本公司及CP China Investment Limited簽訂有關由本公司出售(「**出售事項**」)(i)正大(中國)農牧有限公司(「**正大農牧**」)、統傑投資有限公司及C.T. Progressive (Investment) Ltd.之全部已發行股本及正大(中國)投資有限公司之全部股權；及(ii)於出售事項完成時本公司向正大農牧墊付之總金額之協議(「**出售協議**」)(已註有「A」字樣之協議副本已呈交大會主席簡簽，以供識別用途)，以及出售協議項下擬進行之交易；及

   (b) 授權本公司董事在彼等全權酌情認為必要或權宜之情況下，代表本公司簽署、蓋印、執行、完成及交付一切文件及契據並作出一切行動、事宜及事項，以實行出售協議，以及履行、行使及強制執行本公司在出售協議下之責任與權利。」

2. 「**動議**：

   (a) 批准、追認及確認於二零零八年四月十八日由本公司及CP China Investment Limited(「**CP China Investment**」)簽訂之協議(「**CP China 持續關連交易協議**」)(已註有「B」字樣之協議副本已呈交大會主席簡簽，以供識別用途)，有關在新卜蜂國際集團(定義見下文)獲商業受惠之情況下，向出售事項(定義見本大會通告所載第1項決議案)完成後之CP China Investment及其附屬公司、共同控制企業及聯營公司持

(e) 本通函備有中英文本，如有任何偏差，惟應以英文本為準。

12. 備查文件

下列文件之副本於截至二零零八年六月十九日，可於正常辦公時間內於本公司於香港之主要營業地點，香港夏慤道16號遠東金融中心21樓供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 出售協議；

(c) CP China持續關連交易協議；

(d) 卜蜂國際持續關連交易協議；

(e) 卜蜂國際供應協議；

(f) 獨立董事委員會函件，其內容已載列於本通函第20至21頁；

(g) 滙富函件，其內容已載列於本通函第22至39頁；

(h) 本附錄中「專家資歷及同意書」一段內安永會計師事務所、滙富及保柏國際評估有限公司之書面同意書；

(i) 截至二零零七年十二月三十一日止兩個年度各年之本公司年報(包括現有卜蜂國際集團之綜合經審核報表)；

(j) 由安永會計師事務所編製之會計師報告，其內容已載列於本通函之附錄一；

(k) 由安永會計師事務所編製有關新卜蜂國際集團之未經審核備考之財務資料之意見書，其內容已載列於本通函之附錄III；

(l) 由保柏國際評估有限公司就評估第一項中國物業及第二項中國物業之評估報告，其內容已載列於本通函之附錄五；及

(m) 本附錄「重大合約」一段內所述之重大合約。

10. 專家資歷及同意書

以下為提供載於本通函內之信函之專家(「專家」)之資歷：

名稱	資歷	意見或建議之性質	意見日期
安永會計師事務所	執業會計師	會計師報告	二零零八年五月二十七日
滙富	一間根據證券條例可從事第六類受規管活動之持牌法團(定義見證券條例)	致獨立董事委員會及獨立股東之信函	二零零八年五月二十七日
保栢國際評估有限公司	獨立專業物業估值師	物業估值報告	二零零八年五月二十七日

專家已就本通函之刊發及以其現有形式及內容載列其函件及引述其名稱發出同意書，且迄今並無撤回其同意書。

於最後實際可行日期，專家並無於本公司或現有卜蜂國際集團任何其他成員公司之股份中擁有任何權益，且並無擁有任何可認購或提名他人認購本公司或現有卜蜂國際集團任何其他成員公司之股份之權利或購股權(不論是否可依法強制執行)。

11. 雜項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda及主要營業地點為香港夏慤道16號遠東金融中心21樓。

(b) 本公司於香港之股份過戶登記分處為香港中央證券登記有限公司；地址為香港皇后大道東183號合和中心18樓1806-7室。

(c) 本公司之合資格會計師為黃佩珊小姐，彼為英格蘭及威爾斯特許會計師公會及香港會計師公會之會員及特許公認會計師公會之資深會員。

(d) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

9. 重大合約

除下文所披露者外，概無本公司或其附屬公司於緊接本通函之日期前兩年訂立，其性質屬或可能屬重大合約(於日常業務中訂立之合約除外)。

(a) 由CT Progressive及Excel Prominent Limited於二零零六年九月七日訂立有關由CT Progressive以代價人民幣82,000,000元出售易初配銷(瀋陽)物業有限公司之全部已發行股本予Excel Prominent Limited之出售協議；

(b) 由一家本公司之全資附屬公司，EK Chor China Motorcycle Co., Ltd.於二零零七年七月四日向卡特彼勒(中國)融資租賃有限公司(「卡特融資」)提供上限為19,000,000美元並於二零一零年四月十七日到期之擔保，以擔保ECI Metro Investment Co., Ltd(本公司之共同控制企業)及其全資附屬公司之現有及未來之負債之擔保；

(c) 由正大投資及成都中際投資有限公司(「成都中際」)於二零零七年十二月三日簽訂有關成立樂山正大農業科技有限公司，投資總額為人民幣28,000,000元及註冊資本為人民幣20,000,000元，由正大投資及成都中際分別按80%及20%比例持有之合營協議；

(d) 由本公司及正大生物科技有限公司於二零零七年十二月二十日簽訂有關由本公司以代價369,484美元出售江蘇正大種子有限公司60%權益予正大生物科技有限公司之股權轉讓協議；及

(e) 出售協議。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士(非本公司之董事及主要行政人員)於本公司股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有在任何情況下於現有卜蜂國際集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

4. 競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何可與現有卜蜂國際集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

5. 服務合約

於最後實際可行日期，董事或建議董事概無與本公司及現有卜蜂國際集團之任何其他成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

7. 重大逆轉情況

董事概不知悉，自二零零七年十二月三十一日(現有卜蜂國際集團最近期經審核綜合賬目之編製日期)以來，現有卜蜂國際集團之財政狀況或經營前景概無任何重大逆轉。

8. 資產權益

除於本通函及現有卜蜂國際集團由二零零七年十二月三十一日起之週年財務報表所披露者外，董事或於以下第十段「專家資歷及同意書」所題述之專家概無於現有卜蜂國際集團任何成員公司就本公司而言屬非常重大之收購或出售或租用，或擬收購或出售或租用之任何資產中擁有任何直接或間接權益。

董事概無就現有卜蜂國際集團整體之業務而言屬重大之任何合約或安排(於本通函日期仍屬有效)中擁有任何重大權益。

3. 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(董事及主要行政人員除外)於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於現有卜蜂國際集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	權益資格／性質	*附註*	股份數目 *附註1*	本公司已發行股本之概約百分比 *(%)*
Krung Thai Bank Public Company Limited	抵押權益	2	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	實益擁有者	3	1,004,014,695 (L及S)	34.74
CP Intertrade	控制公司權益	3	1,004,014,695 (L及S)	34.74
Worth Access Trading Limited	實益擁有者	4	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	控制公司權益	4	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	控制公司權益	4	481,250,000 (L)	16.65

附註：

1. 「L」代表好倉，而「S」代表淡倉。

2. Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

3. CPI Holding Co., Ltd.實益擁有1,004,014,695股股份。由於該等股份已作抵押擔保予Krung Thai Bank Public Company Limited，故CPI Holding Co., Ltd.並同時擁有1,004,014,695股淡倉股份。CP Intertrade亦公佈因擁有CPI Holding Co., Ltd.之股權，故同樣擁有該等股份之權益。

4. Worth Access Trading Limited實益擁有481,250,000股股份。Charoen Pokphand Holding Company Limited已公佈因擁有Worth Access Trading Limited之股權，故同樣擁有該等股份之權益。同時，Charoen Pokphand Group Company Limited亦已公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

(ii) 董事於本公司之購股權之權益

根據本公司於一九九二年四月十日採納，並已於二零零二年四月九日屆滿之舊購股權計劃(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價	股權之概約百份比
			港元	*(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何相聯法團(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

1. 責任聲明

本通函載有就遵守上市規則之規定而提供有關本公司資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯營公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

(i) 持有本公司之好倉股份或相關股份

	持有股份數目、權益資格及性質			持有本公司
		控制公司	持有本公司	已發行股本
董事名稱	實益擁有	權益	股份總數	之概約百份比
				(%)
謝中民先生	1,004,014,695	–	1,004,014,695	34.74

估值證書

物業		概述及年期	佔用詳情	於二零零八年三月三十一日現況下之市值
2.	中國四川省成都市武侯區人民南路4段68號錦繡花園96#及26#A-5-1#室	該物業包括2個錦繡花園之住宅單位，錦繡花園於二零零一年前後興建。 該物業之總建築面積約為587.30平方米。	該物業現時由 貴集團佔用作高級職員宿舍。	人民幣5,000,000元

附註：

1) 根據成都市房屋土地管理局發出日期為一九九六年二月十一日之房屋產權所有證「成房監證字第0006376號」，建築面積289.30平方米之26#A-5-1#室之擁有權乃歸屬予統傑投資有限公司。

2) 根據成都市房屋土地管理局發出日期為一九九六年二月十七日之房屋產權所有證「成房監證字第0006047號」，建築面積298.00平方米之96#室之擁有權乃歸屬予統傑投資有限公司。

3) 根據中國法律顧問之意見，統傑投資有限公司擁有該物業之土地使用權及房屋所有權之正式合法所有權，並有權於該物業土地使用權剩餘年期內佔用、使用、轉讓、租賃、按揭或以其他合法途徑處置該物業之土地使用權及擁有權。

4) 根據 貴公司提供之資料及中國法律顧問提供之意見，所有權及主要之批文、同意書或牌照之授出狀況如下：

房屋產權所有證	有

估值證書

物業		概述及年期	佔用詳情	於二零零八年三月三十一日現況下之市值
1.	中國北京市東城區安定門外大街183號京寶花園第一座4樓M417、M419及M420室及6樓M615室	該物業包括4個單位，其位於一九九四年前後落成之高樓層住宅樓宇內。 該物業之總建築面積約為617.71平方米。 該物業之土地使用權為作住宅用途，於二零六四年十二月二十二日屆滿。	該物業現時由　貴集團佔用作高級職員宿舍。	人民幣8,000,000元

附註：

1) 根據北京市建設委員會發出日期為二零零六年二月二十二日之四份房屋所有權證「京房權證市東港澳台字第0370143－0370146號」，總建築面積617.71平方米之該物業之擁有權乃歸屬予統傑投資有限公司。

2) 根據北京市國土資源局發出日期為二零零七年一月二十五日之四份國有土地使用權證「京市東港澳台國用(2007出)字第6011364－6011367號」，該物業之土地使用權乃授予統傑投資有限公司。

3) 根據中國法律顧問之意見，統傑投資有限公司擁有該物業之土地使用權及房屋所有權之正式合法所有權，並有權於該物業土地使用權剩餘年期內佔用、使用、轉讓、租賃、按揭或以其他合法途徑處置該物業之土地使用權及擁有權。

4) 根據　貴公司提供之資料及中國法律顧問提供之意見，所有權及主要之批文、同意書或牌照之授出狀況如下：

國有土地使用證	有
房屋所有權證	有

估值概要

物業		於二零零八年三月三十一日現況下之市值（人民幣）
1.	中國北京市東城區安定門外大街183號京寶花園第一座4樓M417、M419及M420室及6樓M615室	8,000,000
2.	中國四川省成都市武侯區人民南路4段68號錦繡花園96#及26#A-5-1#室	5,000,000
	合計：	**13,000,000**

吾等並無進行任何實地測量以核實該等物業之地盤及建築面積是否準確，惟假設吾等所獲之文件所示之面積均為準確。隨附之估值證書所載之尺寸、量度及面積乃以 貴公司向吾等提供之文件中所載資料為依據，因此僅為約數。

此外，吾等並無進行任何地盤勘查以確認就任何日後發展而言土地狀況是否合適、是否存在污染情況以及有否存在提供有關設施或適當條件等。吾等之估值乃假設此等情況令人滿意且於任何日後發展將不會產生任何特殊開支或延誤而進行。

吾等在很大程度上依賴 貴公司就規劃審批、法定通告、地役權、年期、佔用詳情、租賃情況、建築物完工日期、發展計劃、地盤及建築面積以及識別該等物業之一切其他相關事宜向吾等提供之資料及作出之意見。吾等並無檢視規劃同意書正本，並假設該等物業乃根據有關同意書而興建、佔用及使用。

吾等並無理由懷疑 貴公司向吾等提供之資料之真確性。 貴公司亦向吾等表示所提供之資料並無遺漏任何重大事實。吾等認為，吾等已獲提供足夠資料以達致知情意見，且無理由懷疑任何重大資料遭到隱瞞。

備註

除另有指明外，本估值報告所列之所有貨幣金額均以人民幣列值，並無就換算作出任何備抵。

吾等謹此確認，吾等於 貴集團、該等物業或本報告所匯報之估值概無任何現有或潛在權益。

吾等之估值概述如下，並隨函附奉估值證書。

此致

香港
夏慤道十六號
遠東金融中心二十一樓
卜蜂國際有限公司

列位董事 台照

代表
保柏國際評估有限公司
執行董事
岑志強
註冊專業測量師(產業測量組)
中國房地產估值師
MRICS, MHKIS, MCIREA
謹啟

二零零八年五月二十七日

附註：

岑志強先生為名列香港測量師學會所刊發就載入或提述上市事宜及有關收購合併之通函及估值進行估值工作之核准物業估值師名冊上之合資格估值師。岑先生在香港物業估值方面擁有逾二十五年經驗，在中華人民共和國及亞太地區物業估值方面亦擁有超過十年經驗。

吾等之估值乃遵照香港測量師學會頒佈之香港測量師學會物業估值準則(二零零五年第一版)並根據符合香港聯合交易所有限公司頒佈之香港聯合交易所有限公司證券上市規則第5章及第12項應用指引之公認估值程序及慣例而進行。

吾等乃對該等物業進行個別估值。吾等並無就該等物業向單一方出售之任何折讓作出備抵，亦無考慮該等物業同時作為一個組合提呈出售對其價值之任何影響。

估值方法

該等物業位於中國並由 貴集團持有及佔用，對該等物業估值時，吾等乃採納直接比較法，參照可於相關市場取得之可資比較銷售憑證進行估值。

估值假設

吾等之估值乃假設各項該等物業乃在並無受惠於足以影響該物業價值之遞延條款合約、售後租回、合營企業、管理協議或任何類似安排之情況下在公開市場出售。此外，吾等於估值時並無計及有關或進行出售該物業之任何選擇權或優先購買權，亦無假設任何形式之強逼出售情況。

吾等於估值時並無計及所估值之物業權益之任何抵押、按揭或所欠付款項之備抵，亦無考慮出售成交可能產生之任何開支或稅項。除另有註明外，吾等假設該等物業概無任何可能影響其價值之繁重產權負擔、限制及支銷。

業權調查

吾等獲 貴公司提供有關該等物業之業權文件副本及 貴公司有關中國法律之法律顧問君合律師事務所(以下稱為「中國法律顧問」)就該等物業業權於二零零八年五月二十一日出具之法律意見之副本。吾等並無驗證正本文件以核實擁有權及確認可能並未出現於吾等所獲之副本上之任何修改。所有文件乃僅作參考之用。於進行估值時，吾等依賴 貴公司及中國法律顧問就該等物業之業權所提供之意見。

限制情況

吾等已視察該等物業之外部，並在可能情況下視察其內部。然而，吾等並無進行任何結構勘測或對在該等物業內之任何屋宇裝備進行任何測試。因此，吾等未能匯報該等物業並無任何腐朽、蟲蛀或任何其他結構性損壞。然而，於視察過程中，吾等並無發現任何嚴重損壞。

下文乃獨立估值師保柏國際評估有限公司就其對統傑持有位於中國之第一項中國物業及第二項中國物業之估值所出具之估值報告全文，以供載入本通函。

B.I.
To Know Your Strength Better

B. I. Appraisals Limited
保柏國際評估有限公司
Registered Professional Surveyors, Valuers & Property Consultant
Unit 1301, 13th Floor, Tung Wai Commercial Building,
Nos. 109-111 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2127 7762 Fax: (852) 2137 9876
Email: info@biappraisals.com.hk
Website: www.bisurveyors.com.hk

敬啟者：

關於：(1) 中華人民共和國(「中國」)北京市東城區安定門外大街183號京寶花園第一座4樓M417、M419及M420室及6樓M615室；及

(2) 中國四川省成都市武侯區人民南路4段68號錦繡花園96#及26#A-5-1#室

吾等遵照卜蜂國際有限公司(以下稱為「貴公司」)之指示，對 貴公司間接全資附屬公司統傑投資有限公司(以下統稱為「貴集團」)所持有之標題所列物業(以下稱為「該等物業」)進行估值，吾等確認已進行視察、作出相關查詢，並取得吾等認為必要之該等進一步資料，以向 閣下提供吾等對各項該等物業於二零零八年三月三十一日(以下稱為「估值日」)之估值之意見。吾等理解此估值文件乃用於有關非常重大出售事項及關連交易作披露之用。

本函件(構成吾等之估值報告之一部分)識別被估值之物業、闡釋估值之基準及方法，並列示吾等於進行估值時所作出之假設及業權調查，以及有關限制情況。

估值基準

吾等對各項該等物業之估值，乃吾等就其市值之意見，吾等將「市值」界定為「自願買家與自願賣家在進行適當推銷後於估值日達成物業交易之公平交易估計金額，而雙方乃在知情、審慎情況下自願進行交易。」

3. 財務資源及資金流動性

於二零零七年十二月三十一日，新卜蜂國際集團之總資產為263,600,000美元，總負債及資本負債比率（資本負債比率計算方法為貸款總額除以權益（包括少數股東權益））分別為132,500,000美元及125.2%。

新卜蜂國際集團之大部分貸款為美元及人民幣，年利率為4.9%至8.2%。新卜蜂國際集團若干位於香港、賬面淨值為16,600,000美元（約129,600,000港元）之物業乃抵押作長期銀行貸款之擔保。

於二零零七年十二月三十一日，新卜蜂國際集團提供之擔保為19,000,000美元（約148,200,000港元）。

新卜蜂國際集團未有安排任何衍生工具作利息或匯率之對沖。截至二零零七年十二月三十一日止年度並無作出重大投資。於截至二零零七年十二月三十一日止年度，新卜蜂國際集團並無重大收購或出售公司。

於中國之所有銷售均以人民幣計算，而出口之銷售則以外幣計算。新卜蜂國際集團於購買進口原材料及零部件時需支付外幣，並持有足夠外幣以應付其營運所需。董事會認為於本年度人民幣升值對新卜蜂國際集團之業務並無重大影響。

4. 僱員及酬金政策

於二零零七年十二月三十一日，新卜蜂國際集團於中國及香港共聘用約6,000名僱員（包括共同控制企業之5,000名僱員）。新卜蜂國際集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療、資助培訓以及購股權計劃。

人民幣2,809,600,000,000元(約3,118,700,000,000港元)，較二零零六年大幅上升28.2%。為把握區內對重型機械設備之大量需求，卡特彼勒公司與國內著名裝載機生產商－山東山工機械有限公司(該公司已於二零零八年二月起由卡特彼勒全資擁有)合作。

隨著山東山工機械有限公司之產品亦加入於其代理行列之內，易初明通之業務得以大幅擴展，不僅包括卡特彼勒之產品，同時亦包括山東山工機械有限公司之裝載機銷售、維修及保養。山東山工機械有限公司裝載機於二零零七年之銷量為73台，較二零零六年增長2.5倍。此外，易初明通現正擴展至二手市場，以及內地相應湧現之商機。

化油器及汽車零部件

作為國內最大之摩托車化油器生產商，湛江德利於二零零七年錄得驕人增長，其化油器及汽車零部件銷量分別上升11.4%及83.1%至6,710,000件及1,500噸。

隨著摩托車行業增長迅速，愈來愈多國內生產商追求高品質之汽車零件；因此，新卜蜂國際集團認為摩托車化油器及汽車零部件業務乃出現龐大商機。新卜蜂國際集團之策略將繼續加強研發能力及提升產品質素，同時不斷擴展其汽車零部件業務，藉以把握商機及擴大其市場份額。

2. 展望及未來計劃

二零零八年，在生化業務方面，新卜蜂國際集團將繼續嚴格遵守中國及海外監管機構對金霉素之規管，藉以提升其產品質素。新卜蜂國際集團亦將因應金霉素於國內外之需求變動以及人民幣匯率之波動，作出適當之營運調整。

工業業務方面，新卜蜂國際集團對摩托車業前景仍充滿信心，因此將繼續於國內市場開發新產品以配合客戶需求。新卜蜂國際集團亦正開拓其海外市場，以迎合孟加拉、巴西、阿根廷及希臘等國家對摩托車不斷上升之需求，同時正增加其汽車零部件之產量，以配合摩托車及汽車業之增長。

摩托車

北方易初生產一系列50立方厘米(「cc」)至200cc之摩托車。其現時於中國約有5,000個銷售網點，其中以河南、山東、安徽、廣東、江蘇和湖北為主要銷售省份。

於二零零七年，北方易初之總銷量上升10.2%至463,800輛，其中100cc至125cc型號由二零零六年之297,600輛增長近10%至二零零七年之327,200輛。其國內銷量由國內市場需求增長帶動而增加5.6%至380,100輛；而外銷銷量更錄得37.2%之大幅增長，上升至83,700輛，此乃由於菲律賓及印尼等國家之需求上升所帶動。根據中國汽車工業協會，中國摩托車市場於二零零七年持續蓬勃，摩托車銷售於過去五年之複合年增長率達11.5%，而外銷於過去五年之複合年增長率更達24.1%。二零零七年削減中國摩托車之出口退稅率，並未打擊其海外市場之強勁需求，於二零零七年，中國摩托車之外銷錄得24.5%之穩健增長，達8,170,000輛。

北方易初之「大陽」牌為內地馳名摩托車商標，榮獲「中國500最具價值品牌」之稱譽，並獲國家工商行政管理總局嘉許為中國知名品牌之一。出於外界對「大陽」牌質量的認同，北方易初除了自行生產摩托車外，亦有向國內其他摩托車企業出售「大陽」牌的生產專利權。廣州市大陽摩托車有限公司目前是北方易初最大的「大陽」牌專利權採購商，二零零七年合共銷售約268,800輛「大陽」牌摩托車。

隨著各界對污染所造成之環境影響日益關注，加上消費者之觀念及購買習慣有所改變，摩托車行業之經營環境亦開始轉變，從過往純粹價格競爭，轉為更重視產品質素及服務。過去數年，北方易初已開始投放資源於研發方面，以製造更環保及節能之新產品。

卡特彼勒機械代理

易初明通為全球最大建築及採礦機械生產商－卡特彼勒公司於中國西部地區的獨家代理商，為卡特彼勒公司於中國八省一市提供銷售、租賃及維修等服務。於二零零七年，易初明通合共售出991台機械設備，較二零零六年的769台大幅增長28.9%。挖掘機之銷售佔機械設備總銷量約85.1%，其銷量較二零零六年增加18.7%至843台。

中國固定資產投資持續快速增長，其中華西地區受惠於房地產、建築及採礦業之蓬勃發展，其增長尤為顯著，而此發展亦進一步推高對重型機械設備之需求。根據國家統計局之數字，華西地區於二零零七年之固定資產投資金額達

1. 業務回顧

金霉素業務

新卜蜂國際集團為中國第一大金霉素(「金霉素」)生產商，擁有42,100公噸(「噸」)飼料級金霉素年產能及950噸鹽酸金霉素年產能。於二零零七年，新卜蜂國際集團之飼料級金霉素及鹽酸金霉素之銷量分別佔中國金霉素總銷量56.0%及63.8%。二零零七年新卜蜂國際集團約67.4%之金霉素產品乃外銷至美國、歐洲、日本、南美洲、東南亞及其他國家。飼料級金霉素及鹽酸金霉素為飼料添加劑，具抗菌譜廣之特性，兩者皆廣泛應用於禽畜飼料。鹽酸金霉素尤其純度較高，一直用於獸醫藥。新卜蜂國際集團所有金霉素產品均具品質及安全保證，不但獲得美國藥物及食品管理局與歐洲藥典委員會批准；同時亦遵守《中國獸藥生產管理規範》之規定。

於截至二零零七年十二月三十一日止年度，新卜蜂國際集團金霉素業務之營業額達66,900,000美元，其中約78.0%及22.0%乃分別來自銷售飼料級金霉素及鹽酸金霉素，而新卜蜂國際集團金霉素業務之毛利則為15,300,000美元。

隨着金霉素於中國市場之穩定需求，新卜蜂國際集團二零零七年之飼料級金霉素之國內銷量維持於約13,300噸。外銷方面，中國整體之飼料級金霉素出口於二零零七年下降9.7%至55,650噸；而新卜蜂國際集團之外銷銷量同期亦降至26,700噸。

另一方面，鹽酸金霉素之內銷及外銷銷量則分別上升8.5%及30.3%至51噸及735噸。隨著鹽酸金霉素需求上升，新卜蜂國際集團亦藉著於浦潭興建新鹽酸金霉素廠房以繼續擴大其年產能，於二零零八年其年產能將可額外增多1,000噸。

工業業務

新卜蜂國際集團之工業業務由旗下三家共同控制企業組成：分別為產銷摩托車及引擎之洛陽北方易初摩托車有限公司(「北方易初」)；銷售卡特彼勒重型機械設備之易初明通投資有限公司(「易初明通」)；及產銷化油器及汽車零部件之湛江德利化油器有限公司(「湛江德利」)。

於二零零七年，新卜蜂國際集團之工業業務帶來5,800,000美元之利潤，對比二零零六年增長86.3%。

意見

吾等認為：

(a) 未經審核備考財務資料乃由 貴公司董事根據所述基準妥為編製；

(b) 該基準與 貴集團之會計政策一致；及

(c) 所作調整就根據上市規則第4.29(1)條披露之未經審核備考財務資料而言乃屬恰當。

此致

卜蜂國際有限公司
董事會　台照

安永會計師事務所
執業會計師
香港
謹啟

二零零八年五月二十七日

貴公司董事及申報會計師各自之責任

貴公司董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條並參照香港會計師公會(「香港會計師公會」)頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製未經審核備考財務資料。

吾等之責任為遵守上市規則第4.29(7)條之規定就未經審核備考財務資料出具意見，並向 閣下彙報。對於由吾等就編製未經審核備考財務資料所採用之任何財務資料所出具之任何報告，除於有關報告刊發日期就該等報告之收件人所負之責任外，吾等概不承擔任何責任。

意見基準

吾等根據香港會計師公會頒佈之香港投資通函報告工作準則第300號「投資通函內有關備考財務資料之會計師報告」進行吾等之工作。吾等之工作主要包括將未經調整財務資料與其原文件作比較、考慮調整之憑證，並與 貴公司董事討論未經審核備考財務資料。此工作並不涉及獨立審查任何相關財務資料。

吾等已計劃及進行有關工作，以取得吾等認為必要之資料及解釋，藉此取得足夠證據以合理確保未經審核備考財務資料已由 貴公司董事按所述基準妥為編製，且該基準與 貴集團之會計政策一致，所作調整就根據上市規則第4.29(1)條所披露之未經審核備考財務資料而言乃屬恰當。

未經審核備考財務資料乃按照 貴公司董事所作之判斷及假設編製，僅供説明用途，且基於其性質使然，不能為日後將發生之任何事件提供任何保證或指標，亦未必能作為下列各項之指標：

- (倘交易於其所指示日期實際進行) 貴集團之財務狀況或業績；或
- 貴集團於二零零七年十二月三十一日或任何未來日期或截至二零零七年十二月三十一日止年度或任何未來期間之財務狀況或業績。

(B) 申報會計師函件

下文為獨立申報會計師香港註冊會計師安永會計師事務所出具之報告全文，僅供載入本通函。

ERNST & YOUNG
安 永

香港
中環
金融街8號
國際金融中心二期
18樓

敬啟者：

吾等就卜蜂國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之未經審核備考財務資料(「未經審核備考財務資料」)作出報告。未經審核備考財務資料乃載於 貴公司於二零零八年五月二十七日就根據 貴公司與CP China Investment Limited(一家於開曼群島註冊成立之公司)於二零零八年四月十八日簽訂之出售協議建議出售 貴集團於出售集團(為一組從事經營飼料廠及禽畜業務及農產品貿易業務之公司)全部100%股本權益(「出售事項」)而產生之非常重大出售事項所刊發之通函(「通函」)第140至146頁。備考財務資料為未經審核，由 貴公司董事編製以提供有關未經審核備考財務資料隨附緒言所述之出售事項對本通函附錄一所載歷史財務資料之會計師報告所呈列之 貴集團歷史財務資料可能構成之影響，僅供說明用途。

歷史財務資料乃產生自通函各章節呈列之 貴集團經審核歷史財務資料(如適用)。未經審核備考財務資料之編製基準載於未經審核備考財務資料之隨附緒言及附註。

4. 未經審核備考財務資料附註

a. 調整反映出售事項之影響，即撤銷出售集團截至二零零七年十二月三十一日止年度營運所產生之收入、成本及開支。

b. 調整指：

i) 因餘下集團免除貸款而回撥於出售集團錄得之其他收益1,600,000美元，此金額乃於本集團之綜合損益賬內撇銷；

ii) 回撥餘下集團與出售集團之間轉計之管理費33,500,000美元，此金額乃於本集團之綜合損益賬內撇銷；及

iii) 回撥餘下集團所宣派及於出售集團確認之股息收入5,300,000美元。

c. 調整指出售事項產生之溢利，此乃按出售事項代價102,800,000美元扣除本公司應佔出售集團資產虧絀約42,600,000美元、出售事項後解除借方結餘儲備3,100,000美元及免除應收出售集團款項約114,600,000美元計算。

d. 調整反映就出售事項將予出售之出售集團之資產及負債於二零零七年十二月三十一日之賬面值。

e. 調整反映應收出售集團之管理費11,800,000美元，此金額於出售事項後已重新分類為其他應收款項。

f. 調整反映出售事項之代價102,800,000美元。

g. 調整反映出售事項對截至二零零七年十二月三十一日止年度現金流量之影響。

h. 上述備考調整對本集團概無持續影響。

3. 未經審核備考綜合現金流量表*（續）*

	截至二零零七年十二月三十一日止年度 *千美元*	*附註*	備考調整 *千美元*	*附註*	備考調整 *千美元*	餘下集團經調整結餘 *千美元*
融資業務之現金流量						
新取得之銀行貸款及其他貸款	324,434	4(g)	(302,338)		–	22,096
償還銀行貸款及其他貸款	(360,673)	4(g)	336,820		–	(23,853)
抵押存款減少	5,999	4(g)	(5,999)		–	–
少數股東權益增加	(1,556)	4(g)	(302)		–	(1,858)
源自融資業務之現金流出淨額	(31,796)		28,181		–	(3,615)
現金及現金等額增加淨額	25,432		(22,928)		102,800	105,304
兌換率變更之影響，淨額	2,313	4(g)	474		–	2,787
年初之現金及現金等額	55,107	4(g)	(51,933)		–	3,174
年末之現金及現金等額	82,852		(74,387)		102,800	111,265
現金及現金等額結餘分析						
定期存款	8,373		(4,403)		–	3,970
現金及銀行結存	74,479		(69,984)	4(f)	102,800	107,295
	82,852		(74,387)		102,800	111,265

3. 未經審核備考綜合現金流量表（續）

	截至二零零七年十二月三十一日止年度 千美元	附註	備考調整 千美元	附註	備考調整 千美元	餘下集團經調整結餘 千美元
禽畜增加	(16,905)	4(g)	16,905		–	–
存貨增加	(73,866)	4(g)	68,255		–	(5,611)
應收賬項、其他應收賬項及按金減少／(增加)	(15,658)	4(g)	16,835		–	1,177
應收票據增加	(5,030)	4(g)	5,030		–	–
應收相關企業款項減少／(增加)	3,572	4(g)	(4,072)		–	(500)
應付賬項、其他應付賬項及預提費用增加／(減少)	84,127	4(g)	(83,731)	4(b)(iii)	(5,304)	(4,908)
應付票據增加	12,455	4(g)	(12,455)		–	–
員工獎金及福利撥備增加	1,153	4(g)	–		–	1,153
應付相關企業款項增加／(減少)	(11,284)	4(g)	11,351		–	67
源自經營業務之現金	104,900		(81,608)		–	23,292
已付利息	(40,137)	4(g)	28,797		–	(11,340)
已付税項	(7,661)	4(g)	6,372		–	(1,289)
源自經營業務之現金流入淨額	57,102	4(g)	(46,439)		–	10,663
投資業務之現金流量						
購買物業、廠房及設備項目	(44,380)	4(g)	40,627		–	(3,753)
預付土地租賃費增加	(994)	4(g)	957		–	(37)
購入共同控制企業額外權益	(413)	4(g)	413		–	–
出售出售集團所得款項	–	4(g)	–	4(f)	102,800	102,800
共同控制企業權益減少／(增加)	23,442	4(g)	(24,859)		–	(1,417)
聯營公司權益增加	(4,175)	4(g)	4,175		–	–
出售物業、廠房及設備項目及預付土地租賃費所得款項	15,478	4(g)	(14,815)		–	663
出售一家共同控制企業所得款項	369	4(g)	(369)		–	–
出售可供出售投資所得款項	317	4(g)	(317)		–	–
已收聯營公司股息	6,731	4(g)	(6,731)		–	–
已收利息	3,751	4(g)	(3,751)		–	–
源自投資業務之現金流入淨額	126		(4,670)		102,800	98,256

3. 未經審核備考綜合現金流量表

以下為假設絕大部分本集團之出售集團所經營飼料廠及禽畜業務及農產品貿易業務已於截至二零零七年十二月三十一日止年度開始時出售後之本集團未經審核備考綜合現金流量表。未經審核備考綜合現金流量表乃基於本通函附錄一本集團會計師報告所載之本集團截至二零零七年十二月三十一日止年度經審核綜合現金流量表而編製，並主要經扣除出售集團業務產生之現金流量及計入出售事項相關之現金流量而調整。

未經審核備考綜合現金流量表僅編製供說明用途，且基於其性質使然，可能未能真實反映餘下集團截至二零零七年十二月三十一日止年度或任何未來財政期間（假設出售事項已於二零零七年一月一日進行）之現金流量。

	截至二零零七年十二月三十一日止年度 千美元	附註	備考調整 千美元	附註	備考調整 千美元	餘下集團經調整結餘 千美元
營運業務之現金流量						
除税前溢利	13,817	4(g)	5,156	4(b)、(c)	39,169	58,142
經調整：						
利息收入	(3,751)	4(g)	3,751		–	–
禽畜公允值之變動	(9,583)	4(g)	9,583		–	–
出售附屬公司權益之溢利	–	4(g)	–	4(c)	(33,865)	(33,865)
出售一家共同控制企業權益之溢利	(11)	4(g)	11		–	–
投資物業公允值之變動	(882)	4(g)	323		–	(559)
物業、廠房及設備項目減值	29,044	4(g)	(29,044)		–	–
共同控制企業權益減值	10,558	4(g)	(10,558)		–	–
財務成本	40,137	4(g)	(28,797)		–	11,340
物業、廠房及設備項目折舊	53,779	4(g)	(49,238)		–	4,541
預付土地租賃費攤銷	2,369	4(g)	(2,228)		–	141
出售物業、廠房及設備項目溢利	(3,808)	4(g)	3,808		–	–
撇減存貨至可變現淨值	798	4(g)	(798)		–	–
禽畜減值	326	4(g)	(326)		–	–
應收賬項減值	417	4(g)	(251)		–	166
應佔共同控制企業及聯營公司溢利	(6,874)	4(g)	(1,118)		–	(7,992)
	126,336		(99,726)		5,304	31,914

2. 未經審核備考綜合資產負債表*(續)*

	二零零七年十二月三十一日	附註	備考調整	附註	備考調整	餘下集團經調整結餘
	千美元		*千美元*		*千美元*	*千美元*
流動負債						
應付賬項、其他應付賬項及預提費用	335,723	4(d)	(314,310)		–	21,413
應付票據	23,032	4(d)	(23,032)		–	–
應付稅項	5,323	4(d)	(2,671)		–	2,652
職工獎金及福利撥備	8,892	4(d)	(8,309)		–	583
應付相關企業款項	10,898	4(d)	(10,831)		–	67
應付少數股東款項	6,834	4(d)	(6,335)		–	499
附利息之銀行貸款及其他貸款	432,077	4(d)	(403,151)		–	28,926
總流動負債	822,779		(768,639)		–	54,140
淨流動資產／(負債)	(355,829)		334,789		114,629	93,589
總資產減流動負債	238,779		(143,975)		114,629	209,433
非流動負債						
附利息之銀行貸款及其他貸款	(125,577)	4(d)	22,000		–	(103,577)
資產淨值／(資產虧絀)	113,202		(121,975)		114,629	105,856
權益						
母公司股東應佔權益						
已發行股本	28,898		–		–	28,898
股份溢價賬	73,897		–		–	73,897
儲備	(37,667)	4(d)	(83,814)		114,629	(6,852)
	65,128		(83,814)		114,629	95,943
少數股東權益	48,074	4(d)	(38,161)		–	9,913
權益總額	113,202		(121,975)		114,629	105,856

2. 未經審核備考綜合資產負債表

以下為假設絕大部分本集團之出售集團所經營飼料廠及禽畜業務及農產品貿易業務已於二零零七年十二月三十一日出售後之本集團未經審核備考綜合資產負債表。未經審核備考綜合資產負債表乃基於本通函附錄一本集團會計師報告所載之本集團二零零七年十二月三十一日經審核綜合資產負債表而編製，並主要經扣除出售集團於二零零七年十二月三十一日資產及負債之賬面值而調整。

未經審核備考綜合資產負債表僅編製供說明用途，且基於其性質使然，可能未能真實反映餘下集團於二零零七年十二月三十一日或任何未來日期(假設出售事項已於二零零七年十二月三十一日進行)之財務狀況。

	二零零七年十二月三十一日	附註	備考調整	附註	備考調整	餘下集團經調整結餘
	千美元		*千美元*		*千美元*	*千美元*
非流動資產						
物業、廠房及設備	430,167	4(d)	(374,635)		–	55,532
投資物業	6,711	4(d)	(4,474)		–	2,237
預付土地租賃費	50,558	4(d)	(49,006)		–	1,552
非當期禽畜	23,092	4(d)	(23,092)		–	–
共同控制企業權益	52,166	4(d)	4,357		–	56,523
聯營公司權益	27,642	4(d)	(27,642)		–	–
可供出售之投資	1,238	4(d)	(1,238)		–	–
商譽	2,928	4(d)	(2,928)		–	–
遞延税項資產	106	4(d)	(106)		–	–
總非流動資產	594,608		(478,764)		–	115,844
流動資產						
當期禽畜	34,334	4(d)	(34,334)		–	–
存貨	248,601	4(d)	(239,337)		–	9,264
應收賬項、其他應收賬項及按金	74,520	4(d)	(59,649)	4(e)	11,829	26,700
應收票據	9,705	4(d)	(9,705)		–	–
可退回税項	47	4(d)	(47)		–	–
應收少數股東款項	2,653	4(d)	(2,653)		–	–
應收相關企業款項	10,038	4(d)	(9,538)		–	500
抵押存款	4,200	4(d)	(4,200)		–	–
現金及現金等額	82,852	4(d)	(74,387)	4(f)	102,800	111,265
總流動資產	466,950		(433,850)		114,629	147,729

(A) 未經審核備考財務資料

1. 未經審核備考綜合損益賬

以下為假設卜蜂國際有限公司(「本公司」)及其附屬公司(統稱「本集團」)絕大部分經營飼料廠及禽畜業務及農產品貿易業務(「出售集團」)已於截至二零零七年十二月三十一日止年度開始時以102,800,000美元為代價出售後之本集團未經審核備考綜合損益賬。未經審核備考綜合損益賬乃基於本通函附錄一本集團會計師報告所載之本集團截至二零零七年十二月三十一日止年度經審核綜合損益賬而編製，並主要經扣除出售集團營運所產生之收入、成本及開支及計入出售事項相關溢利而調整。

未經審核備考綜合損益賬僅編製供說明用途，且基於其性質使然，可能未能真實反映出售集團除外之本集團(統稱「餘下集團」)截至二零零七年十二月三十一日止年度或任何未來財政期間(假設出售事項已於二零零七年一月一日進行)之業績。

	截至二零零七年十二月三十一日止年度	附註	備考調整	附註	備考調整	餘下集團經調整結餘
	千美元		千美元		千美元	千美元
收入	2,284,772	4(a)	(2,217,854)		–	66,918
銷售成本	(2,035,955)	4(a)	1,984,336		–	(51,619)
毛利	248,817	4(a)	(233,518)		–	15,299
銷售及分銷成本	(82,965)	4(a)	79,816		–	(3,149)
行政及管理費用	(102,851)	4(a)	119,059	4(b)(i)(ii)	(35,064)	(18,856)
其他收益	23,681	4(a)	(29,718)	4(b)(i)(ii)(iii)	40,368	34,331
其他虧損	(39,602)	4(a)	39,602		–	–
財務成本	(40,137)	4(a)	28,797		–	(11,340)
出售附屬公司權益之溢利	–		–	4(c)	33,865	33,865
應佔盈利：						
共同控制企業	3,477	4(a)	4,515		–	7,992
聯營公司	3,397	4(a)	(3,397)		–	–
除税前溢利	13,817		5,156		39,169	58,142
税項	(9,660)	4(a)	8,726		–	(934)
本年溢利	4,157		13,882		39,169	57,208
可供分配予：						
母公司股東	2,487	4(a)	14,313		39,169	55,969
少數股東權益	1,670	4(a)	(431)		–	1,239
	4,157		13,882		39,169	57,208

II. 債務

於二零零八年三月三十一日(即本通函付印前就此債務聲明而言之最後實際可行日期)，現有卜蜂國際集團有未償還借款約518,326,000美元，包括：

(a) 有抵押銀行貸款約169,795,000美元；及

(b) 無抵押銀行貸款約348,531,000美元。

現有卜蜂國際集團之有抵押銀行借款乃以若干已抵押存款作抵押；位於中國及香港之物業、廠房及設備以及預付土地租賃費作抵押。

於二零零八年三月三十一日，現有卜蜂國際集團就授予共同控制企業之銀行信貸發出約27,462,000美元之擔保，其中已動用之信貸約為27,462,000美元。

除上文所述或本通函其他章節所述者及除現有卜蜂國際集團內公司間負債及日常業務過程中之一般應付賬項及應付票據外，現有卜蜂國際集團於二零零八年三月三十一日營業時間結束時概無任何未償還按揭、抵押、債券、借貸資本及透支或其他類似債務、融資租賃或租購承擔、承兑信貸之承兑負債或其他重大或然負債之任何擔保。

III. 營運資金

董事認為，經計及出售事項所得款項及現有卜蜂國際集團可動用之信貸及財務資源後，現有卜蜂國際集團具備充裕營運資金以應付本通函日期起計最少十二個月所需。

董事並不知悉任何事項或事宜將致使現有卜蜂國際集團於出售事項完成後將缺乏充足營運資金以應付其所需。

IV. 重大變動

於最後實際可行日期，董事會確認自二零零七年十二月三十一日(即現有卜蜂國際集團最近期刊發經審核綜合財務報表之結算日)起現有卜蜂國際集團之財務或貿易狀況或前景概無任何重大不利變動。

I.　截至二零零七年十二月三十一日止三個年度各年之財務資料概要

下文為摘錄自本通函附錄一所載會計師報告之截至二零零七年十二月三十一日止三個年度各年之現有卜蜂國際集團經審核綜合財務資料概要，為重要意見之依據，故需強調：

綜合損益賬

	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
收入	1,832,764	1,691,457	2,284,772
除税前溢利／(虧損)	17,931	(47,693)	13,817
税項	(7,505)	(6,638)	(9,660)
本年溢利／(虧損)	10,426	(54,331)	4,157
少數股東權益	(5,601)	4,603	(1,670)
母公司股東應佔溢利／(虧損)	4,825	(49,728)	2,487

綜合資產負債表

	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
非流動資產	589,555	628,456	594,608
流動資產	335,815	343,325	466,950
流動負債	(637,712)	(742,655)	(822,779)
非流動負債	(136,429)	(127,616)	(125,577)
權益總額	151,229	101,510	113,202

50. 附屬公司、共同控制企業及聯營公司*(續)*

共同控制企業*(續)*

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
豫泰實業(天津)有限公司	5,000,000港元	香港	50.0%	50.0%	50.0%	投資控股
雲南易初明通工程機械維修有限公司	2,025,000美元	中國／中國內地	50.0%	50.0%	50.0%	提供Caterpillar機械維修及保養服務
湛江德利化油器有限公司	人民幣117,083,250元	中國／中國內地	28.0%	28.0%	28.0%	產銷摩托車及汽車化油器

* 由於 貴集團或其合營夥伴均未能單一操控該合營企業之商業活動， 貴集團持有之權益遂歸類為於共同控制企業持有權益。

\# 於相關期間內出售

聯營公司

各聯營公司詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
康地正大國際有限公司	3,122,000港元	香港	50.0%	50.0%	50.0%	產銷禽畜飼料與預混料及經營種雞場和種豬場
Lotus Distribution International Limited	50,000,000美元	英屬處女群島	30.0%	30.0%	30.0%	投資控股

此致

卜蜂國際有限公司
董事會 台照

安永會計師事務所
執業會計師
香港

謹啟

二零零八年五月二十七日

50. 附屬公司、共同控制企業及聯營公司(續)

共同控制企業(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
江蘇正大種子有限公司#	人民幣30,100,000元	中國/中國內地	60.0%*	60.0%*	–	產銷種籽
吉林正大有限公司	人民幣16,000,000元	中國/中國內地	45.0%	45.0%	45.0%	產銷禽畜飼料及雞隻
吉林正大實業有限公司	8,284,000美元	中國/中國內地	50.0%	50.0%	50.0%	產銷禽畜飼料
開封正大有限公司	14,100,000美元	中國/中國內地	50.0%	50.0%	50.0%	產銷禽畜飼料、雞隻及糧油產品
洛陽北方易初摩托車有限公司	56,310,000美元	中國/中國內地	55.0%*	55.0%*	55.0%*	產銷摩托車及零部件
青海易初明通工程機械維修服務有限公司	550,000美元	中國/中國內地	50.0%	50.0%	50.0%	提供Caterpillar機械維修及保養服務
陝西易初明通工程機械維修服務有限公司	550,000美元	中國/中國內地	50.0%	50.0%	50.0%	提供Caterpillar機械維修及保養服務
四川易初明通機械有限公司	650,000美元	中國/中國內地	50.0%	50.0%	50.0%	提供Caterpillar機械維修及保養服務
唐山正大飼料有限公司	人民幣30,800,000元	中國/中國內地	38.3%	38.3%	38.3%	產銷禽畜飼料
天津正大機械有限公司	4,737,602美元	中國/中國內地	50.0%	50.0%	50.0%	產銷機械

50. 附屬公司、共同控制企業及聯營公司(續)

共同控制企業(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
正大天津畜牧機械有限公司	2美元	英屬處女群島	50.0%	50.0%	50.0%	投資控股
重慶德重機械製造有限公司	人民幣8,550,000元	中國／中國內地	–	26.6%	26.6%	產銷摩托車及汽車用化油器
易初明通投資有限公司	12,000,000美元	英屬處女群島	50.0%	50.0%	50.0%	投資控股和機器及零件貿易
易初明通貿易(上海)有限公司	225,000美元	中國／中國內地	50.0%	50.0%	50.0%	Caterpillar產品貿易
甘肅易初明通工程機械維修服務有限公司	550,000美元	中國／中國內地	50.0%	50.0%	50.0%	提供Caterpillar機械維修及保養服務
貴州易初明通機械有限公司	320,000美元	中國／中國內地	50.0%	50.0%	50.0%	提供Caterpillar機械維修及保養服務
邯鄲正大飼料有限公司	人民幣11,200,000元	中國／中國內地	50.0%	50.0%	50.0%	產銷禽畜飼料
河南東方正大有限公司	5,400,000美元	中國／中國內地	50.0%	50.0%	50.0%	產銷禽畜飼料及經營種豬場
懷來縣雙大食品有限公司	2,270,000美元	中國／中國內地	–	–	50.0%	產銷禽畜飼料、雞隻及加工肉品
湖南正大畜牧有限公司	人民幣20,000,000元	中國／中國內地	50.0%	50.0%	50.0%	經營種豬場
湖南正大米業有限公司	人民幣10,000,000元	中國／中國內地	40.0%	40.0%	40.0%	產銷高質米糧

50. 附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

附註:

* 由附屬公司持有。

** 遞延股本。

貴集團僅有權享有其盈利之85%,其餘之15%歸中國合夥人所有。

貴集團僅有權享有其盈利之87.15%,其餘之12.85%歸中國合夥人所有。

貴集團僅有權享有其盈利之87.5%,其餘之12.5%歸中國合夥人所有。

貴集團僅有權享有其盈利之95%,其餘之5%歸中國合夥人所有。

於相關期間內註銷。

除於中國註冊成立或登記註冊之附屬公司於該地點營業外,所有附屬公司之營業地點均在香港。

董事認為上述列表已列出對 貴集團相關期間業績有顯著影響或構成絕大部份 貴集團資產淨值的附屬公司。董事認為呈交其他附屬公司詳情,會使內容過長。

共同控制企業

各共同控制企業詳情如下:

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
北京正大飼料有限公司	5,000,000美元	中國/中國內地	33.2%	33.2%	33.2%	產銷禽畜飼料
北京正大畜牧有限公司	人民幣50,000,000元	中國/中國內地	33.2%	33.2%	33.2%	產銷禽畜飼料
北京大發正大有限公司	28,686,085美元	中國/中國內地	50.0%	50.0%	50.0%	產銷禽畜飼料、雞隻及加工食品
北京家禽育種有限公司	15,355,638美元	中國/中國內地	36.0%	36.0%	36.0%	產銷雞隻
正大集團(天津)實業有限公司	16,600,000美元	中國/中國內地	50.0%	50.0%	50.0%	產銷豆類產品
正大集團(天津)房地產有限公司	1,000,000美元	中國/中國內地	50.0%	50.0%	50.0%	物業投資

50. 附屬公司、共同控制企業及聯營公司*(續)*

附屬公司*(續)*

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
香河正大有限公司	9,800,000美元	中國／中國內地	100.0%*	100.0%*	100.0%	產銷禽畜飼料及家禽
西平正大農業開發有限公司	人民幣10,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	經營種豬場
徐州正大飼料有限公司	人民幣16,000,000元	中國／中國內地	65.0%*	65.0%*	65.0%*	產銷禽畜飼料
宜昌正大有限公司	12,090,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料及經營種豬場
宜昌正大畜牧有限公司	人民幣11,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	經營種豬場
伊犁正大有限公司*****	人民幣5,000,000元	中國／中國內地	91.0%*	91.0%*	–	產銷禽畜飼料
銀川正大有限公司	人民幣6,000,000元	中國／中國內地	85.0%*	85.0%*	85.0%*	產銷禽畜飼料
永安正大有限公司	人民幣7,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
岳陽正大農牧發展有限公司	人民幣40,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
駐馬店正大有限公司	人民幣28,060,000元	中國／中國內地	55.0%*	55.0%*	61.0%*	產銷禽畜飼料
駐馬店華中正大有限公司	人民幣72,000,000元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷金霉素

50. 附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行/已繳足股本面值	註冊成立/登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
天津正大農牧有限公司	人民幣65,540,000元	中國/中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料及雞隻
天津正大飼料科技有限公司	23,812,500美元	中國/中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
烏魯木齊正大畜牧有限公司	人民幣34,250,000元	中國/中國內地	93.4%*#	93.4%*#	93.4%*#	產銷禽畜飼料及雞隻
溫江正大畜禽有限公司	人民幣43,400,000元	中國/中國內地	70.0%*	70.0%*	70.0%*	產銷雞隻
統傑投資有限公司	2港元	香港	100.0%*	100.0%*	100.0%*	物業投資
宏庭有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	物業投資
武漢正大有限公司	3,750,000美元	中國/中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料
武漢正大食品有限公司	人民幣93,000,000元	中國/中國內地	90.0%*	90.0%*	90.0%*	產銷雞隻
武漢金科生物技術有限公司	人民幣10,000,000元	中國/中國內地	80.8%*	80.8%*	80.8%*	產銷種籽及藥物
廈門正大農牧有限公司	人民幣30,400,000元	中國/中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料及雞隻
襄樊正大農業開發有限公司	人民幣60,000,000元	中國/中國內地	85.0%*	85.0%*	85.0%*	產銷種子
襄樊正大有限公司	人民幣59,000,000元	中國/中國內地	96.4%*	96.4%*	100.0%*	產銷禽畜飼料及雞隻

50. 附屬公司、共同控制企業及聯營公司*(續)*

附屬公司*(續)*

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
陝西正大有限公司	6,729,100美元	中國／中國內地	96.0%*##	96.0%*##	96.0%*##	產銷禽畜飼料及雞隻
山東正大菱花生物科技有限公司	人民幣120,000,000元	中國／中國內地	55.3%*	55.3%*	55.3%*	製造及分銷賴氨酸
上蔡正大有限公司	人民幣33,100,000元	中國／中國內地	95.0%*####	95.0%*####	95.0%*####	產銷禽畜飼料及雞隻
上海易初工業貿易有限公司	200,000美元	中國／中國內地	–	100.0%*	100.0%*	貿易業務
山西正大有限公司	11,673,200美元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料及雞隻
瀋陽億萬飼料科技有限公司	人民幣6,700,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
瀋陽正大畜牧有限公司	5,600,000美元	中國／中國內地	100.0%*###	100.0%*###	100.0%*###	產銷禽畜飼料
瀋陽正大畜禽有限公司	4,690,000美元	中國／中國內地	88.2%*	88.2%*	88.2%*	產銷雞隻
石家莊正大有限公司	人民幣22,000,000元	中國／中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料
雙流正大有限公司	4,000,000美元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料及雞隻
Smart Gateway Limited	100美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
俊宇投資有限公司	100美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
正大興群企業有限公司	1,000,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
泰州正大飼料有限公司	2,101,051美元	中國／中國內地	76.0%*	76.0%*	76.0%*	產銷禽畜飼料

50. 附屬公司、共同控制企業及聯營公司 *(續)*

附屬公司 *(續)*

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比			主要業務
			二零零五年	二零零六年	二零零七年	
南通正大科技飼料有限公司	人民幣3,000,000元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料
南陽正大有限公司	人民幣20,000,000元	中國／中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料
內江正大有限公司	3,900,000美元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料
寧波正大農業有限公司	7,415,300美元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料及雞隻
寧波正大糧油實業有限公司	40,000,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷糧油產品
平頂山正大有限公司	2,761,321美元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料
浦城正大生化有限公司	人民幣100,000,000元	中國／中國內地	69.5%*	69.5%*	69.5%*	產銷金霉素
青島正大農業發展有限公司	5,630,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
青島正大有限公司	42,000,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料、雞隻及加工肉品
青島泰豐畜產科技有限公司	3,000,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷雞隻
秦皇島正大有限公司	人民幣86,900,000元	中國／中國內地	77.0%*	77.0%*	77.0%*	產銷禽畜飼料、雞隻及加工肉品
泉州大泉賴氨酸有限公司	人民幣45,750,000元	中國／中國內地	55.0%*	55.0%*	55.0%*	製造及分銷賴氨酸

50. 附屬公司、共同控制企業及聯營公司（續）

附屬公司（續）

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
九江正大飼料有限公司	人民幣34,000,000元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料
昆明正大有限公司	6,405,300美元	中國／中國內地	92.4%*#	92.4%*#	92.4%*#	產銷禽畜飼料及雞隻
蘭州正大有限公司	5,604,000美元	中國／中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料及雞隻
柳州億萬飼料科技有限公司	人民幣6,700,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
梅河口正大實業有限公司	人民幣25,000,000元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料
綿陽正大有限公司	4,000,000美元	中國／中國內地	80.0%*	80.0%*	80.0%*	產銷禽畜飼料
牡丹江正大實業有限公司	人民幣10,000,000元	中國／中國內地	–	–	100.0%*	產銷禽畜飼料
南昌正大畜禽有限公司	人民幣32,550,000元	中國／中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料及雞隻
南京正大畜牧有限公司	人民幣16,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷鴨苗
南寧正大畜牧有限公司	6,774,500美元	中國／中國內地	91.6%*#	91.6%*#	91.6%*#	產銷禽畜飼料及雞隻
南通正大有限公司	16,050,000美元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料及雞隻
南通正大飼料有限公司	人民幣60,000,000元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料

50. 附屬公司、共同控制企業及聯營公司（續）

附屬公司（續）

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	持有股權百分比 二零零六年	持有股權百分比 二零零七年	主要業務
黑龍江正大實業有限公司	30,080,000美元	中國／中國內地	80.0%*	80.0%*	80.0%*	產銷禽畜飼料、雞隻、加工肉品及糧油產品
黑龍江永源畜牧科技有限公司	1,000,000美元	中國／中國內地	97.0%*	97.0%*	97.0%*	產銷雞隻
衡陽正大有限公司	5,100,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
淮安正大飼料有限公司	人民幣13,000,000元	中國／中國內地	58.0%*	58.0%*	58.0%*	產銷禽畜飼料
懷化正大有限公司	3,900,000美元	中國／中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料
葫蘆島正大畜牧有限公司	人民幣28,100,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
內蒙古正大有限公司	人民幣36,868,015元	中國／中國內地	93.9%*#	93.9%*#	93.9%*#	產銷禽畜飼料
佳木斯正大有限公司	6,000,000美元	中國／中國內地	65.0%*	65.0%*	65.0%*	產銷禽畜飼料及糧油產品
江津正大有限公司	人民幣7,000,000元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料
江蘇淮陰正大有限公司	3,621,000美元	中國／中國內地	58.0%*	88.0%*	88.0%*	產銷禽畜飼料
吉林大河飼料有限公司	人民幣4,200,000元	中國／中國內地	29.3%*	58.5%*	58.5%*	暫無業務
濟南正大有限公司	1,718,000美元	中國／中國內地	65.0%*	65.0%*	65.0%*	產銷禽畜飼料

50. 附屬公司、共同控制企業及聯營公司(續)

附屬公司(續)

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
Ek Chor Research and Management Co., Ltd.	100,000美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
福州大福有限公司	9,139,297美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料及雞隻
贛州正大實業有限公司	人民幣18,000,000元	中國／中國內地	80.0%*	80.0%*	80.0%*	產銷禽畜飼料
Grand Great Investments Limited	100美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
廣安正大有限公司	人民幣24,500,000元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料及雞隻
廣漢正大飼料科技有限公司	818,250.95美元	中國／中國內地	91.0%*	91.0%*	91.0%*	產銷禽畜飼料
嘉祿有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	物業投資
桂林正大有限公司	3,720,000美元	中國／中國內地	85.0%*	85.0%*	85.0%*	產銷禽畜飼料
貴陽正大有限公司	人民幣10,001,932元	中國／中國內地	–	100.0%*	100.0%*	暫無業務
貴州正大實業有限公司	人民幣80,500,000元	中國／中國內地	88.2%*	88.2%*	88.2%*	產銷化工產品
海南正大畜牧有限公司	7,141,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
杭州億萬飼料科技有限公司	人民幣6,700,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
Hannick Limited	2港元	香港	100.0%*	100.0%*	100.0%*	物業投資
合肥正大有限公司	人民幣195,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料及雞隻

50. 附屬公司、共同控制企業及聯營公司*(續)*

附屬公司*(續)*

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
正大岳陽有限公司	9,550,000美元	中國／中國內地	100.0%*#	100.0%*#	100.0%*#	產銷禽畜飼料及雞隻
正大(蕪湖)有限公司	人民幣40,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
正大生物科學(武漢)研究院	人民幣5,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	生產種籽
重慶正大有限公司	5,920,000美元	中國／中國內地	60.0%*	60.0%*	60.0%*	產銷禽畜飼料及雞隻
重慶雙橋正大有限公司	4,520,000美元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料
滁州正大有限公司	5,398,500美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
滁州億萬飼料科技有限公司	人民幣6,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
大連正大實業有限公司	人民幣28,430,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料及雞隻
敦化正大實業有限公司	3,459,500美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
易初中國摩托車有限公司	1,195,200美元	百慕達	100.0%	100.0%	100.0%	投資控股
易初有限公司	27,800,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
易初投資有限公司	28,300,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股

50. 附屬公司、共同控制企業及聯營公司*(續)*

附屬公司*(續)*

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
正大海南飼料有限公司	10,000美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
正大河北有限公司	2港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大河南有限公司	1,000美元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大湖北有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大湖南有限公司	2美元及2美元**	香港	100.0%*	100.0%*	100.0%*	投資控股
正大江西有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大吉林有限公司	1,800,000美元	香港	90.0%*	90.0%*	90.0%*	投資控股
正大畜牧有限公司	500,000美元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大內蒙古有限公司	2港元	香港	100.0%*	100.0%*	100.0%*	投資控股
Chia Tai Poultry Company Limited	100美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
正大泉州有限公司	1,000,000美元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大山東有限公司	100美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
正大上海有限公司	1,800,000美元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大瀋陽有限公司	1,000,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大太原有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大烏魯木齊有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大廈門有限公司	100,000美元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大永吉實業有限公司	7,062,018美元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料

49. 結算日後財務報表

貴公司或其任何附屬公司概無就二零零七年十二月三十一日後任何期間編製經審核財務報表。

50. 附屬公司、共同控制企業及聯營公司

附屬公司

各主要附屬公司之詳情如下：

公司名稱	已發行／已繳足股本面值	註冊成立／登記註冊地	持有股權百分比 二零零五年	二零零六年	二零零七年	主要業務
Advance Motorcycle Co., Ltd.	50,000美元	英屬處女群島	80.0%*	80.0%*	80.0%*	投資控股
Advance Motorcycle Investment Co., Ltd.	100美元	英屬處女群島	100.0%*	100.0%*	100.0%*	投資控股
北京恒大養殖科技有限公司	700,000美元	中國／中國內地	100.0%*	100.0%*	100.0%	產銷雞隻
正大企業糧油貿業有限公司	10,000港元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大標准資源有限公司	2,000,000港元	香港	100.0%*	100.0%*	100.0%*	暫無業務
C.T. Progressive (H.K.) Ltd.	1,000,000港元	百慕達	100.0%	100.0%	100.0%	投資控股
C.T. Progressive (Investment) Ltd.	1,000美元	英屬處女群島	100.0%	100.0%	100.0%	投資控股
C.T. Progressive (Trading) Ltd.	1,000,000港元	百慕達	100.0%	100.0%	100.0%	投資控股
長沙正大有限公司	人民幣134,000,000元	中國／中國內地	100.0%*	100.0%*	100.0%*	產銷禽畜飼料
成都正大有限公司	6,300,000美元	中國／中國內地	70.0%*	70.0%*	70.0%*	產銷禽畜飼料及雞隻
正大(中國)農牧有限公司	1,000,000港元	百慕達	100.0%	100.0%	100.0%	投資控股
正大(中國)投資有限公司	146,695,333美元	中國／中國內地	100.0%	100.0%	100.0%	投資控股及貿易
正大(福州)有限公司	10,000美元	香港	100.0%*	100.0%*	100.0%*	投資控股
正大飼料有限公司	1,000美元及2,500,000美元**	香港	66.0%*	66.0%*	66.0%*	投資控股
正大餐飲(北京)有限公司	3,000,000美元	中國／中國內地	100.0%*	100.0%*	100.0%*	快餐食品
正大食品企業(上海)有限公司	3,000,000美元	中國／中國內地	100.0%*	100.0%*	100.0%	銷售農牧產品

48. **結算日後事項**（續）

(iv) **出售集團之綜合現金流量表**（續）

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	千美元	千美元
投資業務之現金流量			
購買物業、廠房及設備項目	(48,679)	(40,124)	(40,627)
預付土地租賃費增加	(683)	(10,131)	(957)
附屬公司權益增加	–	–	(413)
收購一家附屬公司	(3,182)	–	–
共同控制企業權益減少／(增加)	8,545	(30,829)	24,859
聯營公司權益減少／(增加)	151	2,951	(4,175)
出售物業、廠房及設備項目及預付土地租賃費所得款項	5,392	5,414	14,815
出售一家共同控制企業所得款項	609	–	369
出售可供出售投資所得款項	–	–	317
已收共同控制企業股息	3,913	–	–
已收一家聯營公司股息	–	–	6,731
已收利息	834	789	3,751
源自投資業務之現金流入／(流出)淨額	(33,100)	(71,930)	4,670
融資業務之現金流量			
注資所得款項	5,011	5,113	98,582
新取得之銀行貸款及其他貸款	267,568	357,888	302,338
償還銀行貸款及其他貸款	(263,545)	(325,781)	(336,820)
抵押存款減少	4,182	2,411	5,999
少數股東權益減少／(增加)	(3,219)	4,688	302
源自融資業務之現金流入淨額	9,997	44,319	70,401
現金及現金等額增加／(減少)淨額	(7,733)	(10,671)	22,928
兑換率變更之影響，淨額	175	327	(474)
年初之現金及現金等額	69,835	62,277	51,933
年末之現金及現金等額	62,277	51,933	74,387
現金及現金等額結餘分析			
定期存款	739	9,763	4,403
現金及銀行結存	61,538	42,170	69,984
	62,277	51,933	74,387

48. 結算日後事項(續)

(iv) 出售集團之合併現金流量表

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
營運業務之現金流量			
除稅前溢利/(虧損)	20,813	(29,697)	(5,156)
經調整:			
利息收入	(834)	(789)	(3,751)
出售附屬公司之溢利	(21,270)	10,042	–
禽畜公允值之變動	(1,149)	1,151	(9,583)
出售共同控制企業權益之虧損/(溢利)	14	–	(11)
投資物業公允值之變動	–	105	(323)
物業、廠房及設備項目減值	8,258	5,785	29,044
商譽減值	–	188	–
共同控制企業權益減值	–	–	10,558
財務成本	21,257	23,645	28,797
物業、廠房及設備項目折舊	45,786	46,964	49,238
預付土地租賃費攤銷	1,028	1,025	2,228
共同控制企業減值撥回	(3,674)	–	–
可供出售投資減值	109	–	–
出售物業、廠房及設備項目虧損/(溢利)	379	792	(3,808)
撇減/(撥回)存貨至可變現淨值	(219)	957	798
禽畜減值/(減值撥回)	170	(584)	326
應收賬項減值/(減值撥回)	(5,259)	(3,885)	251
確認為收益之超出業務合併成本部分	(192)	–	–
應佔聯營公司溢利及虧損	(2,393)	(1,704)	(3,397)
應佔共同控制企業溢利及虧損	(973)	5,128	4,515
發展中物業重估虧絀,淨額	–	16	–
	61,851	59,139	99,726
禽畜增加	(8,636)	(2,962)	(16,905)
存貨增加	(11,002)	(14,131)	(68,255)
應收賬項、其他應收賬項及按金減少/(增加)	6,556	5,324	(10,490)
應收票據減少/(增加)	1,251	(4,500)	(5,030)
應收相關企業款項減少/(增加)	(6,389)	(2,674)	4,072
應付賬項、其他應付賬項及預提費用增加/(減少)	(13,240)	67,845	83,731
應付票據增加/(減少)	2,929	(19,995)	12,455
應付最終控股公司款項增加/(減少)	6,124	(52,303)	(99,911)
應付同系附屬公司款項增加/(減少)	1,523	(162)	(5,016)
應付相關企業款項增加/(減少)	(629)	11,446	(11,351)
源自經營業務之現金	40,338	47,027	(16,974)
已付利息	(17,597)	(26,136)	(28,797)
已付稅項	(7,371)	(3,951)	(6,372)
源自經營業務之現金流入/(流出)淨額	15,370	16,940	(52,143)

48. 結算日後事項 *(續)*

(iii) 出售集團之合併權益變動表

	貴公司股東應佔									
	已發行股本	資產重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	累計虧損	總額	少數股東權益	權益總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
於二零零五年一月一日	38,118	-	(13,017)	18,867	9,337	(22,230)	(155,449)	(124,374)	44,186	(80,188)
外匯調整	-	-	-	-	-	1,677	-	1,677	32	1,709
出售附屬公司時解除	-	-	(1,496)	(676)	(1,281)	1,415	-	(2,038)	-	(2,038)
轉自/(入)累計虧損	-	-	-	546	2,812	-	(3,358)	-	-	-
支付少數股東股息	-	-	-	-	-	-	-	-	(3,618)	(3,618)
少數股東出資	-	-	-	-	-	-	-	-	1,952	1,952
收購同系附屬公司額外權益	5,011	-	-	-	-	-	-	5,011	-	5,011
本年溢利	-	-	-	-	-	-	11,123	11,123	3,295	14,418
於二零零五年十二月三十一日及二零零六年一月一日	43,129	-	(14,513)	18,737	10,868	(19,138)	(147,684)	(108,601)	45,847	(62,754)
外匯調整	-	-	-	-	-	2,781	-	2,781	-	2,781
重估盈餘	-	532	-	-	-	-	-	532	-	532
轉自/(入)累計虧損	-	-	-	973	801	-	(1,774)	-	-	-
支付少數股東股息	-	-	-	-	-	-	-	-	(1,194)	(1,194)
收購同系附屬公司額外權益	5,113	-	-	-	-	-	-	5,113	-	5,113
本年虧損	-	-	-	-	-	-	(27,275)	(27,275)	(7,627)	(34,902)
於二零零六年十二月三十一日及二零零七年一月一日	48,242	532	(14,513)	19,710	11,669	(16,357)	(176,733)	(127,450)	37,026	(90,424)
外匯調整	-	-	-	-	-	(322)	-	(322)	785	463
重估盈餘	-	918	-	-	-	-	-	918	-	918
轉自/(入)累計虧損	-	-	-	1,909	954	-	(2,863)	-	-	-
支付少數股東股息	-	-	-	-	-	-	-	-	(3,759)	(3,759)
少數股東出資	-	-	-	-	-	-	-	-	3,678	3,678
收購同系附屬公司額外權益	98,582	-	-	-	-	-	-	98,582	-	98,582
本年虧損	-	-	-	-	-	-	(14,313)	(14,313)	431	(13,882)
於二零零七年十二月三十一日	146,824	1,450	(14,513)	21,619	12,623	(16,679)	(193,909)	(42,585)	38,161	(4,424)

48. 結算日後事項 *(續)*

(ii) 出售集團之合併資產負債表

	於十二月三十一日		
	二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
非流動資產			
物業、廠房及設備	407,528	395,394	374,635
投資物業	3,084	3,880	4,474
預付土地租賃費	37,116	47,277	49,006
非當期禽畜	9,864	12,009	23,092
附屬公司權益	13,146	13,146	13,146
共同控制企業權益	10,232	35,933	(4,357)
聯營公司權益	28,048	26,801	27,642
可供出售之投資	1,480	1,480	1,238
商譽	2,703	2,515	2,928
遞延稅項資產	2,404	2,011	106
總非流動資產	515,605	540,446	491,910
流動資產			
當期禽畜	17,505	17,755	34,334
存貨	160,206	173,380	239,337
應收賬項、其他應收賬項及按金	50,924	49,485	59,649
應收票據	175	4,675	9,705
可退回稅項	434	47	47
應收少數股東款項	3,249	5,620	2,653
應收相關企業款項	10,936	13,574	9,538
抵押存款	12,610	10,199	4,200
現金及現金等額	62,277	51,933	74,387
總流動資產	318,316	326,668	433,850
流動負債			
應付賬項、其他應付賬項及預提費用	165,644	231,150	314,310
應付票據	30,572	10,577	23,032
應付稅項	1,659	2,133	2,671
職工獎金及福利撥備	7,890	7,702	8,309
應付相關企業款項	10,738	22,182	10,831
應付少數股東款項	1,451	9,704	6,335
附利息之銀行貸款及其他貸款	371,079	414,716	403,151
總流動負債	589,033	698,164	768,639
淨流動負債	(270,717)	(371,496)	(334,789)
總資產減流動負債	244,888	168,950	157,121
非流動負債			
應付最終控股公司款項	289,256	236,953	137,042
應付同系附屬公司款項	7,681	7,519	2,503
附利息之銀行貸款及其他貸款	10,705	14,902	22,000
總非流動負債	307,642	259,374	161,545
淨負債	(62,754)	(90,424)	(4,424)
權益			
母公司股東應佔權益			
已發行股本	43,129	48,242	146,824
儲備	(151,730)	(175,692)	(189,409)
	(108,601)	(127,450)	(42,585)
少數股東權益	45,847	37,026	38,161
權益總額	(62,754)	(90,424)	(4,424)

48. 結算日後事項(續)

出售集團之合併損益賬、合併資產負債表、合併現金流量表及合併權益變動表載列如下：

(i) 出售集團之合併損益賬

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	千美元	千美元
收入	1,770,177	1,624,270	2,217,854
銷售成本	(1,584,303)	(1,473,522)	(1,984,336)
毛利	185,874	150,748	233,518
銷售及分銷成本	(63,447)	(68,807)	(79,816)
行政及管理費用	(102,590)	(117,929)	(119,059)
其他收益	27,145	40,542	29,718
其他虧損	(8,278)	(7,182)	(39,602)
財務成本	(21,257)	(23,645)	(28,797)
應佔溢利及虧損：			
共同控制企業	973	(5,128)	(4,515)
聯營公司	2,393	1,704	3,397
除税前溢利／(虧損)	20,813	(29,697)	(5,156)
税項	(6,395)	(5,205)	(8,726)
本年溢利／(虧損)	14,418	(34,902)	(13,882)
可供分配予：			
貴公司股東	11,123	(27,275)	(14,313)
少數股東權益	3,295	(7,627)	431
	14,418	(34,902)	(13,882)

46. 財務風險管理方針及政策（續）

(f) 資本管理

貴集團管理資本的主要目的為保障　貴集團能繼續經營，並保持健康資本比率以支持其業務及令其股東價值最大化。

貴集團管理資本架構，並根據經濟狀況的變動對其作出調整。為了維持或調整資本架構，　貴集團可能會調整支付予股東的股息金額、向股東退回資本或發行新股份。　貴集團概無任何外部施加之資本需求。於相關期間內，並無就目標、政策或方法作出變動。

貴集團利用總債務及債務股權比率監察資本（債務股權比率乃透過總借貸除以權益（包括少數股東權益）計算）。於二零零五年、二零零六年及二零零七年十二月三十一日之債務及債務股權比率分別為525,400,000美元、563,100,000美元及557,700,000美元及347.4%、554.7%及492.6%。

47. 有關禽畜之財務風險管理策略

貴集團面對成本、供應飼料、種豬及雞苗與相關產品之價格變動造成之財務風險，此等乃由不斷改變之市場供應及需求及其他因素而釐定。其他因素包括環保規例、天氣情況及禽畜疾病等。　貴集團未能或只能有限度地控制上述情況及因素。

貴集團面對一般冷凍食品工業之風險，包括食品腐壞及感染風險。尤其肉類工業乃受到多項環保、食品健康與安全組織及條例監管。　貴集團有系統地監察生產及加工程序中之各個階段，以減低此等風險。

貴集團面對維持動物在健康狀況能力的風險。禽畜之健康問題能影響生產及消費者信心。　貴集團每天監察其禽畜之健康狀況及已實施程序以減低感染傳染病之潛在風險。雖然　貴集團已採納政策及程序，但仍未能擔保將不會受到細菌傳播及蔓延之影響。

禽畜工業亦面對供應及原材料價格風險。缺乏原材料供應將造成飼料價格大幅波動而最後將會增加　貴集團之生產成本。

48. 結算日後事項

於二零零八年四月十八日，　貴公司與　貴公司之關連人士（定義見上市規則）CP China Investment Limited就以代價102,800,000美元出售　貴集團所持有之出售集團全部股權（涉及經營飼料廠及禽畜業務以及農產品貿易）簽訂協議（「出售協議」）。出售協議須待（其中包括）　貴公司獨立股東在將於二零零八年六月十九日舉行之股東特別大會上通過普通決議案，方可作實。

46. 財務風險管理方針及政策（續）

(e) 流動資金風險（續）

貴集團

	二零零七年					
	按要求 *千美元*	三個月以下 *千美元*	三至十二個月 *千美元*	一至五年 *千美元*	五年以上 *千美元*	總計 *千美元*
應付賬款（附註34）	–	155,681	13,698	4,046	–	173,425
應付票據	–	23,032	–	–	–	23,032
其他應付款項及預提費用（附註34）	162,298	–	–	–	–	162,298
應付相關企業款項	10,898	–	–	–	–	10,898
應付少數股東款項	6,834	–	–	–	–	6,834
附息銀行及其他貸款	–	149,125	282,952	125,577	–	557,654
	180,030	327,838	296,650	129,623	–	934,141

貴公司

	二零零五年					
	按要求 *千美元*	三個月以下 *千美元*	三至十二個月 *千美元*	一至五年 *千美元*	五年以上 *千美元*	總計 *千美元*
其他應付款項及預提費用	2,906	–	–	–	–	2,906
應付附屬公司款項（附註23）	72,401	–	–	–	–	72,401
附息銀行及其他貸款（附註35）	–	–	11,750	75,600	47,025	134,375
	75,307	–	11,750	75,600	47,025	209,682

	二零零六年					
	按要求 *千美元*	三個月以下 *千美元*	三至十二個月 *千美元*	一至五年 *千美元*	五年以上 *千美元*	總計 *千美元*
其他應付款項及預提費用	3,037	–	–	–	–	3,037
應付附屬公司款項（附註23）	75,616	–	–	–	–	75,616
附息銀行及其他貸款（附註35）	–	–	12,975	93,288	16,362	122,625
	78,653	–	12,975	93,288	16,362	201,278

	二零零七年					
	按要求 *千美元*	三個月以下 *千美元*	三至十二個月 *千美元*	一至五年 *千美元*	五年以上 *千美元*	總計 *千美元*
其他應付款項及預提費用	2,747	–	–	–	–	2,747
應付附屬公司款項（附註23）	83,560	–	–	–	–	83,560
附息銀行及其他貸款（附註35）	–	–	15,925	93,725	–	109,650
	86,307	–	15,925	93,725	–	195,957

46. 財務風險管理方針及政策*(續)*

(e) 流動資金風險

貴集團透過採用經常性流動資金計劃工具，監察其資金短缺的風險。此工具會考慮其財務投資及財務資產的到期日以及來自經營業務的預期現金流量。

貴集團的目的乃透過利用銀行貸款及其他附息貸款，維持資金延續性與靈活性之間的平衡。 貴集團的政策為不超過80%的借貸於任何12個月期間內到期。於二零零五年、二零零六年及二零零七年十二月三十一日，根據財務資料所反映的借貸賬面值， 貴集團債務中分別約74%、77%及77%將於一年內到期。

下表概述 貴集團根據合約性未貼現款項於結算日的財務負債：

貴集團

	二零零五年					
	按要求	三個月以下	三至十二個月	一至五年	五年以上	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應付賬款*(附註34)*	–	85,024	6,715	2,848	–	94,587
應付票據	–	30,572	–	–	–	30,572
其他應付款項及預提費用*(附註34)*	97,910	–	–	–	–	97,910
應付相關企業款項	10,738	–	–	–	–	10,738
應付少數股東款項	1,483	–	–	–	–	1,483
附息銀行及其他貸款	12,813	50,415	325,761	89,311	47,118	525,418
	122,944	166,011	332,476	92,159	47,118	760,708

	二零零六年					
	按要求	三個月以下	三至十二個月	一至五年	五年以上	總計
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
應付賬款*(附註34)*	–	98,640	12,971	3,126	–	114,737
應付票據	–	10,577	–	–	–	10,577
其他應付款項及預提費用*(附註34)*	136,859	–	–	–	–	136,859
應付相關企業款項	22,182	–	–	–	–	22,182
應付少數股東款項	10,203	–	–	–	–	10,203
附息銀行及其他貸款	–	134,624	300,826	111,170	16,446	563,066
	169,244	243,841	313,797	114,296	16,446	857,624

46. **財務風險管理方針及政策**(*續*)

(c) **融資工具之公允值**

(i) *現金及現金等額、應收賬項及票據與應付賬項及票據*

持有及存放於銀行之現金及將持有至到期日之短期定期存款乃按成本入賬，因資產帶有現息率或現金存款日與預期到期日相差不遠。

一般90日到期之應收賬款乃按發票原額經扣除未能追償數額撥備入賬。當應收賬款總額可能無法悉數追償時，將作出呆壞賬撥備。當壞賬發生時，該金額將被註銷。

一般於60日內支付之應付賬款及其他應付款，均按成本入賬，即將來需就已接受貨品及服務所支付代價之公允值(不論是否向　貴集團收取)。

應收及應付票據之賬面值與其公允值相若。

(ii) *應收及應付相關企業及少數股東款項*

應收及應付相關企業款項之賬面值與其公允值相若。

(iii) *附息銀行及其他貸款*

附息銀行及其他貸款之賬面值與其公允值相若。

(d) **外匯風險**

貴集團之業務主要於中國內地境內營運，而且大部份交易均以人民幣為單位。根據董事意見，所面對的外匯風險不大。

下表顯示在其他變量保持不變的情況下，貴集團之除稅前溢利及貴集團及　貴公司之權益(由於　貴集團國外附屬公司之貨幣性資產及負債之公平值變動)於結算日對人民幣匯率可能之適當變動之敏感性。

	人民幣匯率 增加／(減少)	除稅前 溢利 增加／(減少) *千美元*	權益 增加／(減少) *千美元*
二零零五年			
倘港元較人民幣貶值	3%	(8,764)	(8,764)
倘港元較人民幣升值	(3%)	8,764	8,764
二零零六年			
倘港元較人民幣貶值	3%	(11,880)	(11,880)
倘港元較人民幣升值	(3%)	11,880	11,880
二零零七年			
倘港元較人民幣貶值	3%	(10,810)	(10,810)
倘港元較人民幣升值	(3%)	10,810	10,810

46. 財務風險管理方針及政策

貴集團面對之市場風險，主要為息率與匯率之變動。貴集團概無持有或發行財務衍生工具作買賣用途。

(a) 息率風險

貴集團面對利率變動之市場風險，主要因貴集團之債務責任。貴集團概無使用衍生工具對沖其債務責任。

貴集團之政策為使用固定及變動混合利率債務管理其利息成本。貴集團之政策為保持其不少於70%之附息借貸按固定息率計息。於二零零五年、二零零六年及二零零七年十二月三十一日，貴集團分別約74%、78%及79%之附息借貸乃按固定息率計息。

下表顯示在其他變量保持不變的情況下，貴集團之除稅前虧損(透過對浮動利率借貸之影響)及貴集團及貴公司之權益對利率可能之適當變動之敏感性。

	貴集團			貴公司	
	基本點 增加／(減少)	除稅前溢利 增加／(減少) 千美元	權益 增加／(減少) 千美元	基本點 增加／(減少)	權益 增加／(減少) 千美元
二零零五年					
美元	5%	(173)	(173)	5%	(173)
美元	(5%)	173	173	(5%)	173
二零零六年					
美元	5%	(379)	(379)	5%	(379)
美元	(5%)	292	292	(5%)	292
二零零七年					
港元	5%	(16)	(16)	–	–
美元	5%	(317)	(317)	5%	(317)
港元	(5%)	16	16	–	–
美元	(5%)	314	314	(5%)	314

(b) 信貸集中風險

貴集團於主要國際銀行及金融機構存放其現金存款。此項現金管理政策減低了貴集團信貸集中之風險。

因貴集團大部份之銷售乃源自農牧企業之客戶，故貴集團直接受到該行業之狀況所影響。但由於貴集團擁有龐大顧客網絡及其業務遍佈於不同地區，有關貿易應收賬項之信貸風險也相對地減低。貴集團持續地評估其客戶之財務狀況，並普遍無須向客戶索取抵押。當客觀證據證明資產已耗損，適當之撥備將計入綜合損益賬內。計入之撥備乃資產之賬面值與以有效利率折現之最初確認估計未來現金流量之差額。

在工業部門，從銷售所收取的現金大部份存放於國營銀行及其於中國之附屬公司，少部份存放於外資銀行於國內之分行。各共同控制企業主要銷售其產品予在中國之相關人士及獨立分銷商。

45.　融資工具分類(續)

二零零七年

財務負債

	按攤銷成本入賬的財務負債
	千美元
應付賬款(附註34)	173,425
應付票據	23,032
其他應付款項(附註34)	162,298
應付相關企業款項	10,898
應付少數股東款項	6,834
附息銀行及其他借貸(附註35)	557,654
	934,141

貴公司

財務資產

	二零零五年 貸款及應收款項	二零零六年 貸款及應收款項	二零零七年 貸款及應收款項
	千美元	千美元	千美元
包括於其他應收款項及按金之財務資產	355	342	746
應收附屬公司款項(附註23)	321,035	273,774	181,636
應收聯營公司款項(附註25)	14,773	14,773	14,773
現金及現金等額(附註33)	990	961	3,311
	337,153	289,850	200,466

財務負債

	二零零五年 按攤銷成本入賬的財務負債	二零零六年 按攤銷成本入賬的財務負債	二零零七年 按攤銷成本入賬的財務負債
	千美元	千美元	千美元
其他應付款項	2,906	3,037	2,747
應付附屬公司款項(附註23)	72,401	75,616	83,560
附息銀行及其他貸款(附註35)	134,375	122,625	109,650
	209,682	201,278	195,957

45. 融資工具分類 *(續)*

二零零六年
財務資產

	貴集團		
	貸款及應收款項 *千美元*	**可供出售之投資** *千美元*	**總計** *千美元*
應收共同控制企業款項 *(附註24)*	45,944	–	45,944
應收聯營公司款項 *(附註25)*	11,823	–	11,823
可供出售投資 *(附註26)*	–	1,480	1,480
應收賬款 *(附註31)*	24,914	–	24,914
應收票據	4,675	–	4,675
應收少數股東款項	5,620	–	5,620
應收相關企業款項	13,610	–	13,610
包含於其他應收款項及按金之財務資產 *(附註31)*	34,365	–	34,365
有抵押存款 *(附註33)*	10,199	–	10,199
現金及現金等額 *(附註33)*	55,107	–	55,107
	206,257	1,480	207,737

二零零六年
財務負債

	按攤銷成本入賬的財務負債 *千美元*
應付賬款 *(附註34)*	114,737
應付票據	10,577
其他應付款項 *(附註34)*	136,859
應付相關企業款項	22,182
應付少數股東款項	10,203
附息銀行及其他借貸 *(附註35)*	563,066
	857,624

二零零七年
財務資產

	貴集團		
	貸款及應收款項 *千美元*	**可供出售之投資** *千美元*	**總計** *千美元*
應收共同控制企業款項 *(附註24)*	47,891	–	47,891
應收聯營公司款項 *(附註25)*	15,958	–	15,958
可供出售投資 *(附註26)*	–	1,238	1,238
應收賬款 *(附註31)*	35,024	–	35,024
應收票據	9,705	–	9,705
應收少數股東款項	2,653	–	2,653
應收相關企業款項	10,038	–	10,038
包含於其他應收款項及按金之財務資產 *(附註31)*	39,496	–	39,496
有抵押存款 *(附註33)*	4,200	–	4,200
現金及現金等額 *(附註33)*	82,852	–	82,852
	247,817	1,238	249,055

44. 關連企業交易 *(續)*

(h) 貴集團支付主要管理人員之報酬：

	貴集團 截至十二月三十一日止年度		
	二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
短期僱員福利	3,313	3,242	4,178
以股份為基礎的支付	6,973	–	–
支付主要管理人員之總報酬	10,286	3,242	4,178

截至二零零五年、二零零六年及二零零七年十二月三十一日止年度內，貴集團之主要管理人員分別有17、15及11位董事及5、3及5位高級管理人員。董事酬金之進一步資料載於財務資料附註13。

除於(a)項中銷售予共同控制企業與聯營公司及購買原料自共同控制企業與聯營公司及於(h)項中主要管理人員之報酬外，上述交易根據上市規則第14A章亦構成關連交易或持續關連交易。

45. 融資工具分類

各類融資工具於結算日之賬面值如下：

二零零五年
財務資產

	貴集團		
	貸款及應收款項 *千美元*	可供出售之投資 *千美元*	總計 *千美元*
應收共同控制企業款項 *(附註24)*	17,837	–	17,837
應收聯營公司款項 *(附註25)*	14,774	–	14,774
可供出售投資 *(附註26)*	–	1,480	1,480
應收賬款 *(附註31)*	25,783	–	25,783
應收票據	175	–	175
應收少數股東款項	3,882	–	3,882
應收相關企業款項	10,968	–	10,968
包含於其他應收款項及按金之財務資產 *(附註31)*	34,364	–	34,364
有抵押存款 *(附註33)*	12,890	–	12,890
現金及現金等額 *(附註33)*	65,954	–	65,954
	186,627	1,480	188,107

財務負債

	按攤銷成本入賬的財務負債 *千美元*
應付賬款 *(附註34)*	94,587
應付票據	30,572
其他應付款項 *(附註34)*	97,910
應付相關企業款項	10,738
應付少數股東款項	1,483
附息銀行及其他借貸 *(附註35)*	525,418
	760,708

44. 關連企業交易

(a) 貴集團之部份銷售及採購交易以及若干交易乃與 貴公司之董事謝中民先生、謝國民先生、李紹祝先生及何炎光先生擁有實益權益之公司進行。財務資料他處詳述之交易及結餘以外之主要關連企業交易詳情列載如下：

		貴集團		
		截至十二月三十一日止年度		
		二零零五年	二零零六年	二零零七年
	附註	*千美元*	*千美元*	*千美元*
銷售產品予共同控制企業及聯營公司	(i)	23,640	22,366	27,874
銷售產品予關連企業	(i)	40,760	48,894	41,736
向共同控制企業及聯營公司購買原料	(ii)	39,907	47,791	39,626
向相關企業購買原料	(ii)	1,139	1,071	2,679

附註：

(i) 除獲得較長之信貸期外，銷售之產品乃根據既定並提供予 貴集團之主要顧客之價格及條件出售。

(ii) 除獲得較長之信貸期外，購買之原料乃根據供應商既定並提供予其他主要顧客之價格及條件進行。

(b) 截至二零零五年、二零零六年及二零零七年十二月三十一日止年度內， 貴集團支付予Dynamic Corporate Services Limited之技術費用分別為46,154美元、61,538美元及30,769美元作為該公司向 貴集團提供技術及管理支援服務之費用。此技術費乃按雙方企業協定之服務費用釐定。

貴公司之董事何平僊先生於Dynamic Corporate Services Limited股本中持有實益權益。

(c) 截至二零零五年、二零零六年及二零零七年十二月三十一日止年度內，海南正大畜牧有限公司， 貴公司之一家間接全資附屬公司，收到一家相關公司卜蜂水產飼料(海南)有限公司之租金收益分別為約616,000美元、616,000美元及676,000美元。

(d) 於二零零五年六月二十一日，正大(中國)農牧有限公司(「正大農牧」)， 貴公司之一家全資附屬公司，與一間相關企業正大生物科技有限公司(「正大生物科技」)簽訂股權轉讓協議，出售其持有東方正大種子有限公司全部之50%股權權益，作價約593,000美元並錄得虧損約14,000美元。

(e) 於二零零七年十二月二十日， 貴公司與正大生物科技訂立一份出售其於江蘇正大種子有限公司60%股權之股權轉讓合同，代價約為369,000美元，錄得溢利約11,000美元(附註9)。

(f) 有關關連企業交易之結餘，詳情載於財務資料附註32。

(g) 於二零零六年九月七日， 貴公司之全資附屬公司C.T. Progressive (Investment) Ltd.訂立一份協議，以向Excel Prominent Limited(一間由 貴公司之控權股東間接持有之公司)出售易初配銷(瀋陽)物業有限公司之全部已發行股本，總代價為人民幣82,000,000元(約等於10,303,000美元)。

42. 經營租約安排(續)

(ii) 作為出租人

貴集團將有下列不可撤銷之未來最少經營租賃總收入：

	貴集團 於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
建築物：			
一年內	299	279	136
第二至第五年(包括首尾兩年)	704	454	574
超過五年	402	419	967
	1,405	1,152	1,677
廠房及機器：			
一年內	467	487	41
第二至第五年(包括首尾兩年)	740	284	165
超過五年	–	–	1,358
	1,207	771	1,564

43. 或然負債

(i) 於結算日，有關 貴集團提供擔保而未有在財務資料中撥備之或然負債如下：

	貴集團 於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
為共同控制企業取得融資而向銀行提供擔保	7,372	9,423	8,821
為共同控制企業取得融資而向財務機構提供擔保	–	–	19,000
	7,372	9,423	27,821

(ii) 二零零五年前， 貴集團之其中一家聯營公司(「聯營公司」)被香港稅務局(「稅局」)就其若干附屬公司(「附屬公司」)於以往年度之稅務計算進行調查。

於二零零七年十二月三十一日止年度內，附屬公司不同意稅局之索償，附屬公司及稅局均被區域法院傳召出庭。於二零零七年六月八日，區域法院作出以稅局為受益人之裁決，附屬公司須就由一九九七年／九八年起至一九九九年／二零零零年止之課稅年度支付稅金及罰款合共2,423,000美元。

於二零零七年十月十八日，稅局就由一九九三年／九四起至一九九八年／九九年止課稅年度向附屬公司發出一項4,448,000美元之稅務裁定(「裁定」)。然而，聯營公司管理層不同意上述裁定，並於二零零七年十一月遞交一份正式上訴通告予覆核委員會，以反對該裁定。

於二零零五年度，已於財務報表內撥備2,800,000美元。倘稅局向附屬公司發出最後稅務評估及附屬公司須支付額外稅項，根據現有資料， 貴公司之董事相信最終 貴集團應佔之額外應付稅項將不會對 貴集團於截至二零零五、二零零六及二零零七年十二月三十一日止年度構成重大影響。

42. 經營租約安排

(i) 作為承租者

(a) 貴集團將有下列不可撤銷之未來最少經營租賃總開支：

	貴集團 於十二月三十一日 二零零五年 *千美元*	 二零零六年 *千美元*	 二零零七年 *千美元*
建築物：			
一年內	1,888	1,996	2,150
第二至第五年（包括首尾兩年）	5,887	6,451	6,844
超過五年	14,661	13,637	15,455
	22,436	22,084	24,449
廠房及機器：			
一年內	484	501	564
第二至第五年（包括首尾兩年）	1,371	1,044	1,226
超過五年	1,181	1,072	1,562
	3,036	2,617	3,352

(b) 貴集團應佔聯營公司及共同控制企業之經營租賃承擔如下：

	貴集團 於十二月三十一日 二零零五年 *千美元*	 二零零六年 *千美元*	 二零零七年 *千美元*
建築物：			
一年內	72	97	94
第二至第五年（包括首尾兩年）	248	408	385
超過五年	733	1,225	725
	1,053	1,730	1,204
廠房及機器：			
一年內	–	2	19
第二至第五年（包括首尾兩年）	1	9	75
超過五年	–	–	543
	1	11	637

40. 綜合現金流量表附註 *(續)*

有關出售附屬公司而流入之現金及現金等額淨額分析如下：

	貴集團		
	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
現金代價	–	10,303	–
購入之現金及銀行餘款	(1)	–	–
收購附屬公司而流入／(流出)之現金及現金等額淨額	(1)	10,303	–

41. 承擔

貴集團已訂定以下之承擔：

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
法定，但尚未簽約：			
支付股本予附屬公司	13,997	3,165	1,372
機器及器材	2,709	9	56
	16,706	3,174	1,428
已簽約，但尚未作出撥備：			
機器及器材	9,817	4,708	4,122
	26,523	7,882	5,550

此外，貴集團應佔聯營公司及共同控制企業之資本承擔(並未包括在上述承擔內)如下：

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
已簽約，但尚未作出撥備	157	312	113

39. 外幣兌換

人民幣並未能自由地兌換為外幣。任何外匯交易均按中國人民銀行所報之匯率進行。支付進口原料之貨價及將盈利匯出中國內地以外地區均受外幣供應量限制。

貴公司在中國營業之附屬公司、共同控制企業及聯營公司之產品銷售主要以人民幣進行交易。收入及溢利也大部份以人民幣為單位，對於部份附屬公司、共同控制企業及聯營公司而言，以人民幣為單位之資金可能不時需要兌換為美元或其他外幣以購買進口物料。

由於中國人民銀行及其他財務機構均未獲准提供遠期外匯合約，因此， 貴公司之附屬公司、共同控制企業及聯營公司一般未能對沖其外匯風險。

倘人民幣兌換美元重估／貶值，將相應增加／減低此等附屬公司、共同控制企業及聯營公司可分配予 貴公司之盈利外幣等值。

40. 綜合現金流量表附註

出售附屬公司

		貴集團		
		截至十二月三十一日止年度		
		二零零五年	**二零零六年**	**二零零七年**
	附註	*千美元*	*千美元*	*千美元*
出售資產淨值：				
物業、廠房及設備	19	–	10,044	–
一家共同控制企業之權益		(19,390)	–	–
應收款項、其他應收款項及按金		196	–	–
現金及銀行存款		1	–	–
應付賬項、其他應付賬項及預提費用		(37)	–	–
應付相關企業之款項		(2)	(2)	–
		(19,232)	10,042	–
出售之儲備回撥		(2,038)	–	–
出售一家附屬公司之溢利	9	21,270	261	–
		–	10,303	–
結算形式：				
現金		–	10,303	–

37. 儲備 *(續)*

(b) 貴公司 *(續)*

貴公司之繳入盈餘指原購入附屬公司應佔資產淨額權益之公允值超出於 貴公司用以作交換用途而發行股份之面值。按百慕達公司法1981(經修訂)，繳入盈餘於若干指定情況下可供分派予股東。於二零零五年十二月三十一日止年度，董事根據 貴公司之細則及適用之法例處理繳入盈餘以抵銷 貴公司之累計虧損，詳情載於財務資料附註36(i)(c)內之股本重組一節。

購股權儲備包含尚未行使之購股權之公允值，詳情載於財務資料附註6內之以股份為基礎支付方式之交易一節。該價值將於購股權行使時轉往股份溢價賬，或於購股權股失效或註銷時轉往累計虧損。

38. 累計虧損

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
保留於：			
貴公司	(25,349)	(52,890)	(38,504)
投資於附屬公司之耗損回撥	88,400	88,400	88,400
	63,051	35,510	49,896
附屬公司	(70,669)	(98,201)	(109,974)
共同控制企業	(72,672)	(71,390)	(78,471)
聯營公司	13,727	15,431	18,828
	(66,563)	(118,650)	(119,721)

貴集團所佔附屬公司、共同控制企業及聯營公司之權益大部份乃中外合營企業。根據中國之中外合營企業的有關法例及法規， 貴集團在中國經營之合營公司在：(1)支付所有税項；(2)就以往年度之虧損作出撥備；及(3)扣除三個法定儲備後(包括一般儲備基金、發展基金及職工獎勵及福利基金)，可將其溢利以現金股息之方式分派予合營公司各合夥人。所有外資及中外合營企業一般需要扣除不少於其除税後溢利淨額10%，撥入儲備基金，直至基金結存達至其註冊資本之50%。至於發展基金及職工獎勵及福利基金扣除之數額，均由董事會自行決定。在綜合附屬公司之業績及併入應佔共同控制企業及聯營公司之業績時，指定用作職工獎勵及福利之款額，應按照國際財務報告準則在計算溢利淨額前計入綜合損益賬。

36. 股本 *(續)*

購股權計劃 *(續)*

於二零零五年十二月三十一日止年度，所授出以股本結算之購股權公允值乃按授出當日以柏力克－舒爾斯期權價格模式釐定，並考慮當購股權授出時之條款及條件。採用下列數據輸入模式計算：

股息率*(%)*	0
股息波幅*(%)*	78.82
無風險利率*(%)*	3.69
購股權的預期有效期*(年期)*	10
股價*(港元)*	0.34

計算預期波幅乃採用 貴公司過往363日之股價波幅，惟不一定可靠地指示計算形式。計算預期波幅中假設過往波幅可反映未來趨勢，惟此假設不一定屬實。

沒有其他特質以計入衡量授出購股權之公允值。

於二零零七年十二月三十一日，根據舊計劃及計劃， 貴公司有697,744,234份購股權尚未行使，佔 貴公司於該日已發行股本約24%。倘所有購股權獲得全面行使時，根據 貴公司現時之資本結構，可發行之股份將額外增加697,744,234股普通股及取得現金收益約263,468,000港元(33,778,000美元)(未經扣除有關發行開支)。

37. 儲備

(a) 貴集團

貴集團之儲備於相關期間之餘額及改動列示於通函之第45頁綜合權益變動報表內。

貴集團之發展基金及儲備基金之性質載於財務資料附註38。

貴集團之資本儲備主要為往年被視作出售一家附屬公司及一家聯營公司之收益。

(b) 貴公司

	附註	股份溢價賬 千美元	繳入盈餘 千美元	購股權儲備 千美元	累計虧損 千美元	總額 千美元
於二零零五年一月一日		51,210	6,093	–	(114,671)	(57,368)
發行股份*(附註36(ii))*		22,687	–	–	–	22,687
以股本結算之購股權安排*(附註36)*		–	–	8,470	–	8,470
削減股本*(附註36(i)(c))*		–	86,339	–	–	86,339
運用繳入盈餘*(附註36(i)(c))*		–	(92,432)	–	92,432	–
年度內虧損	17	–	–	–	(3,110)	(3,110)
於二零零五年十二月三十一日及二零零六年一月一日		73,897	–	8,470	(25,349)	57,018
年度內虧損	17	–	–	–	(27,541)	(27,541)
於二零零六年十二月三十一日及二零零七年一月一日		73,897	–	8,470	(52,890)	29,477
年度內溢利	17	–	–	–	14,386	14,386
於二零零七年十二月三十一日		73,897	–	8,470	(38,504)	43,863

36. 股本*(續)*

購股權計劃

貴公司於一九九二年四月十日採納舊購股權計劃(「舊計劃」)(該計劃已於二零零二年四月九日屆滿)及於二零零二年十一月二十六日採納購股權計劃(「計劃」)。計劃之目的為激勵士氣及獎賞對　貴集團運作具貢獻之人士。可參與計劃之人士包括　貴集團之董事、高級行政人員、僱員及董事會認為對　貴集團具貢獻或潛在貢獻之人士。根據計劃所授出之購股權，可於批准日期起十年內之任何時間行使，並將於該期間的最後一天或於授出購股權日期起之十年內期滿失效。

根據計劃，現時最多可授出之未行使購股權，是按照當購股權被行使時相等於　貴公司不時已發行股本之10%。根據計劃，在任何十二個月內就每名合資格參與人獲授的購股權所發行及將發行的股本不得超過　貴公司已發行股本的1%。若再授出購股權超過此限額，則須獲股東於股東大會上批准。

凡向　貴公司董事、主要行政人員或主要股東或彼等各自之聯繫人士授予購股權必須事先獲得獨立非執行董事之批准，方可進行。此外，倘向　貴公司之主要股東或獨立非執行董事或彼等各自之聯繫人士授予購股權，於任何十二個月內行使時須發行及將發行之股份合共超過　貴公司已發行股份之0.1%及按股份於每次授出購股權當日之市價計算之總值超逾5,000,000港元，則須預先取得股東於股東大會上之批准後方可進行。

有關授出購股權之要約必須於提出該要約日起二十一日(包括作出要約當日)內獲接納，而購股權承授人須支付10港元作代價。授出之購股權行使期由董事決定，並以授出購股權日起至授出日後之十年內或至計劃之到期日為限，以較先者為準。

購股權之行使價由董事釐定，惟不可低於(i)貴公司股份於建議授出當日於聯交所之收市價；及(ii)貴公司股份於授出建議前五個交易日於聯交所之平均收市價；及(iii)貴公司股份之面值，以三者之較高者為準。

購股權持有人並不享有股息或於股東大會上投票之權利。

於年內根據舊計劃及計劃尚未行使之購股權如下：

	加權平均行使價 *港元*	*購股權數目*
於二零零五年、二零零六年及二零零七年十二月三十一日	0.3776	697,744,234

於二零零五年、二零零六年及二零零七年十二月三十一日尚未行使之購股權行使價及行使期如下：

股份數目	**行使價** *港元*	**行使期**
50,200,000	0.3875	於一九九八年八月十日至二零零八年八月十日
215,848,078	0.3900	於二零零三年二月二十六日至二零一三年二月二十五日
194,848,078	0.3900	於二零零四年五月三日至二零一四年五月二日
236,848,078	0.3540	於二零零五年五月十九日至二零一五年五月十八日
697,744,234		

於二零零五年五月十九日共授出236,848,078股購股權及預計購股權之公允值為8,470,000美元。於二零零六及二零零七年十二月三十一日止年度，並未授出購股權(附註10及12)。

36. 股本

股份

	附註	貴公司 於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
法定：				
15,000,000,000股普通股 每股0.01美元	(i)(b)	150,000	150,000	150,000
已發行及繳足：				
於年初	(i)(a)	107,924	28,898	28,898
削減資本	(i)(c)	(86,339)	–	–
發行認購股份	(ii)	7,313	–	–
於年末		28,898	28,898	28,898

(i) 於二零零五年四月二十一日， 貴公司股東批准下列股本重組：

(a) 將 貴公司已發行股份及繳足之股本面值由每股0.05美元削減至0.01美元，共註銷已發行及繳足股本每股0.04美元；

(b) 法定但未發行之股份將會註銷， 貴公司之註冊股本將發行新增加每股面值0.01美元之股份至回復原本數額；及

(c) 由削減股本為數86,339,000美元（按已發行2,158,480,786股股份計算）而撥入 貴公司盈餘賬之金額及往年度可分配盈餘6,093,000美元之金額，董事根據 貴公司之細則及適用之法例處理，以抵銷 貴公司之累計虧損。

(ii) 貴公司與 貴公司控權股東之聯繫人士Worth Access Trading Limited（「Worth Access」），於二零零五年三月二日簽訂一份認購協議（「認購協議」），透過認購集資新股本。以每股0.32港元發行總代價約為234,000,000港元（30,000,000美元）之認購股份。根據百慕達公司法，於股本重組前， 貴公司未能發行價格低於每股面值0.05美元（約0.39港元）之認購股份。完成於上述(i)項之股本重組後， 貴公司可進行認購集資。

股本重組於二零零五年四月二十二日完成，同日，認購股份亦發行及分配予Worth Access。

於相關期間內， 貴公司概無回購任何股份。

認股證

根據認購協議，Worth Access根據以下條件獲授予認購577,940,000股之認購權：

行使期	行使價
自二零零五年四月二十二日至二零零六年四月二十一日止	每股0.45港元
自二零零六年四月二十二日至二零零七年四月二十一日止	每股0.50港元
自二零零七年四月二十二日至二零零八年四月二十一日止	每股0.55港元

於二零零五年、二零零六年及二零零七年十二月三十一日，Worth Access並無行使認股證。

35.　附利息之銀行貸款及其他貸款(續)

	於十二月三十一日								
	二零零五年			二零零六年			二零零七年		
	合約息率 (%)	到期	千美元	合約息率 (%)	到期	千美元	合約息率 (%)	到期	千美元
貴公司									
流動									
無抵押銀行貸款	4.7 – 8.4	2006	11,750	7.5 – 8.3	2007	12,975	7.5	2008	15,925
非流動									
無抵押銀行貸款	5.0 – 6.7	2012	122,625	5.0 – 5.6	2008 – 2012	109,650	7.5	2009 – 2012	93,725
			134,375			122,625			109,650

	貴集團 於十二月三十一日			貴公司 於十二月三十一日		
	二零零五年 千美元	二零零六年 千美元	二零零七年 千美元	二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
分析為：						
須於下列期限內償還之銀行貸款及其他貸款：						
不超逾一年或按通知	388,989	435,450	432,077	11,750	12,975	15,925
超逾一年但不超逾兩年	25,639	25,291	39,207	12,975	15,925	20,738
超逾兩年但不超逾五年	63,673	85,879	86,370	62,625	77,363	72,987
超逾五年	47,117	16,446	-	47,025	16,362	-
	525,418	563,066	557,654	134,375	122,625	109,650

(a)　**用作　貴集團若干短期及長期銀行貸款之抵押：**

(i)　於二零零五年、二零零六年及二零零七年十二月三十一日，賬面淨額分別為200,681,000美元、187,641,000美元及209,893,000美元之　貴集團位於中國及香港若干物業、廠房及設備；

(ii)　於二零零五年、二零零六年及二零零七年十二月三十一日，賬面淨額為18,043,000美元、17,987,000美元及30,861,000美元之　貴集團位於中國之預付土地租賃；及

(iii)　於二零零五年、二零零六年及二零零七年十二月三十一日，抵押存款分別為12,890,000美元、10,199,000美元及4,200,000美元。

於二零零五年、二零零六年及二零零七年十二月三十一日，除無抵押銀行貸款賬面值分別為134,375,000美元、122,625,000美元及109,650,000美元以美元為量度單位及附帶利息以浮動息率計算及有抵押銀行貸款賬面值分別為0、0及7,269,000美元以港元定值單位及附帶以浮動息率計算之利息，其餘貸款均以人民幣定值及附帶以固定息率計算之利息。

(b)　於二零零五年、二零零六年及二零零七年十二月三十一日，貴集團之銀行貸款分別須支付年息4.7%至8.4%、4.6%至9.4%及4.9%至9.8%。銀行及其他貸款之賬面值與其公允值相若。

34. 應付賬項、其他應付賬項及預提費用

貴集團應付賬項之賬齡分析(以收貨日期作基準)、其他應付賬項及預提費用列示如下：

	貴集團 於十二月三十一日 二零零五年 *千美元*	 二零零六年 *千美元*	 二零零七年 *千美元*
少於90日	85,024	98,640	155,681
91至180日	5,183	7,845	7,491
181至360日	1,532	5,126	6,207
多於360日	2,848	3,126	4,046
	94,587	114,737	173,425
其他應付賬項及預提費用	97,910	136,859	162,298
	192,497	251,596	335,723

應付賬項乃不附利息及一般以60日為付款期。其他應付賬項及預提費用為不附利息及以一個月為平均付款期。

35. 附利息之銀行貸款及其他貸款

	於十二月三十一日 二零零五年			二零零六年			二零零七年		
	合約息率 *(%)*	到期	*千美元*	合約息率 *(%)*	到期	*千美元*	合約息率 *(%)*	到期	*千美元*
貴集團									
流動									
有抵押銀行貸款	4.7 - 8.0	2006	140,184	4.6 - 9.4	2007	185,607	4.9 - 9.2	2008	169,189
無抵押銀行貸款	4.7 - 8.4	2006	243,650	4.7 - 9.1	2007	249,788	5.0 - 9.8	2008	262,888
其他無抵押短期貸款	6.0 - 6.1	2006	5,155	6.8	2007	55	-	-	-
			388,989			435,450			432,077
非流動									
有抵押銀行貸款	6.7	2007	3,077	5.9 - 8.2	2008 - 2011	9,366	4.9 - 8.2	2009 - 2012	19,096
無抵押銀行貸款	5.0 - 6.7	2012	133,352	5.0 - 5.6	2008 - 2012	118,250	5.0 - 8.2	2009 - 2012	106,481
			136,429			127,616			125,577
			525,418			563,066			557,654

31. 應收賬項、其他應收賬項及按金 *(續)*

未被視為減值之應收款項賬齡分析如下：

	貴集團 於十二月三十一日 二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
未到期或減值	23,307	23,333	33,696
過期180日以內	1,781	1,022	650
過期180日以上	695	559	678
	25,783	24,914	35,024

未到期或減值之應收款項與大量無拖欠歷史記錄並多樣經營之客戶有關。

過期但並無減值之應收賬款與 貴集團有良好記錄之獨立客戶有關。基於過去之經驗， 貴公司董事認為由於信貸品質並無重大變動及結餘仍被視為可收回，對該等結餘無須作出減值撥備。 貴集團對該等結餘並無持有任何抵押或其他提升信用之保障。

32. 應收／(付)相關企業款項

應收及應付相關企業款項乃無抵押、無附利息及無固定還款期，董事認為該等款項乃 貴集團日常業務中產生。應收及應付相關企業款項之賬面值與其公允值相若。

33. 現金及現金等額及抵押存款

	貴集團 於十二月三十一日 二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*	貴公司 於十二月三十一日 二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
定期存款	13,629	19,962	12,573	280	-	2,230
減：為長期銀行貸款 所作的抵押定期存款	(12,890)	(10,199)	(4,200)	-	-	-
	739	9,763	8,373	280	-	2,230
現金及銀行結存	65,215	45,344	74,479	710	961	1,081
現金及現金等額	65,954	55,107	82,852	990	961	3,311

於二零零五年、二零零六年及二零零七年十二月三十一日， 貴集團的人民幣現金及銀行結存及定期存款總額價值分別為77,964,000美元、63,758,000美元及81,259,000美元。人民幣並不能自由兌換成其他貨幣。惟根據中國內地外匯管制規定及結匯、售匯及付匯管理規定， 貴集團獲准透過獲授權進行外幣兌換業務之銀行把人民幣兌換成其他貨幣。

存在銀行之現金根據銀行每日存款率賺取浮動利息。根據 貴集團對現金需求之急切性，短期定期存款由一日及三個月期限不等，以分別賺取不同之短期定期利息。銀行結餘及抵押存款存放於近期無拖欠記錄信譽良好之銀行。現金及現金等額及抵押存款之賬面值與其公允值相若。

31. 應收賬項、其他應收賬項及按金

貴集團普遍採用之信貸政策為90日。貴集團對應收賬項結欠採取嚴格之監控。高級管理層亦會定時檢查過期之結欠。經考慮上述原因及貴集團之應收賬項的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬項，其他應收賬項及按金概無附利息。按發票日期，貴集團應收賬項之賬齡分析、其他應收賬項及按金如下：

	貴集團 於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
少於90日	23,307	23,333	33,696
91至180日	1,781	1,022	650
181至360日	805	350	782
多於360日	4,991	1,425	1,529
	30,884	26,130	36,657
減值	(5,101)	(1,216)	(1,633)
	25,783	24,914	35,024
其他應收賬項及按金	34,364	34,365	39,496
	60,147	59,279	74,520

應收賬款減值撥備變動如下：

	貴集團		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
於一月一日	10,411	5,101	1,216
確認／(回撥)之減值虧損*(附註12)*	(5,310)	(3,885)	417
於十二月三十一日	5,101	1,216	1,633

於二零零五年、二零零六年及二零零七年十二月三十一日，上述應收賬款減值撥備包括就賬面值分別為5,101,000美元、1,216,000美元及1,633,000美元之個別應收賬款減值已分別作出5,101,000美元、1,216,000美元及1,633,000美元撥備。個別應收賬款減值撥備與財務困難之客戶有關。貴集團對該等結餘並無持有任何抵押或其他提升信用之保障。

29. 當期禽畜

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
育種雞隻	11,072	9,202	13,835
種蛋	2,112	2,279	3,407
雞苗	5,285	6,654	17,798
	18,469	18,135	35,040
減值	(964)	(380)	(706)
	17,505	17,755	34,334

由於雞苗一般繁殖期及飼養週期較短，及不存在活躍市場，此類禽畜歸類為流動資產及以成本減減值入賬。生物資產由年初至年末的賬面值變動調節表未作列示。

30. 存貨

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
原料	102,369	133,208	193,908
在製品	11,924	8,140	9,896
產成品	56,083	43,158	53,068
	170,376	184,506	256,872
減：存貨減值至可變現價值	(6,516)	(7,473)	(8,271)
	163,860	177,033	248,601

27. 商譽

	貴集團		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
於一月一日(已扣除累計攤銷)	2,703	2,703	2,515
收購一間附屬公司附加權益	–	–	413
年度減值*(附註10)*	–	(188)	–
於十二月三十一日(已扣除累計攤銷)	2,703	2,515	2,928

來自商業合併之商譽已分配至飼料及禽畜業務。可追償數額已決定按可用價值計算，並以根據經高級管理層批准之五年期財務預算之預期現金流量計算。

管理層按預期現金流量作商譽減值測試之主要假設為：

- 預算毛利率－預算毛利率之決定基準乃按緊接上一預算年度之平均毛利率來計算；及
- 原料價格上漲－原料價格上漲之決定基準乃按購原料之預算年度的預測價格指標。

28. 遞延稅項

遞延稅項資產

	貴集團		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
於一月一日	2,272	2,404	2,011
年內於綜合損益賬列支之遞延稅項*(附註16)*：			
緩慢折舊作稅項用途	(529)	(9)	–
可抵銷未來應課稅溢利之虧損	1,339	(384)	(1,905)
其他暫時差異	(678)	–	–
	132	(393)	(1,905)
於十二月三十一日	2,404	2,011	106

於二零零五、二零零六及二零零七年十二月三十一日，遞延稅項資產指可用於抵銷未來應課稅溢利之虧損分別為2,404,000美元、2,011,000美元及106,000美元之暫時差異之稅務影響。

遞延稅項負債

於二零零五、二零零六及二零零七年十二月三十一日，貴集團就相關期間及結算日並無重大未計提之遞延稅項負債。

於二零零五、二零零六及二零零七年十二月三十一日，貴集團有尚未使用之稅項虧損分別為208,179,000美元、253,959,000美元及237,672,000美元，由於認為將不大可能有可利用該稅項虧損之應課稅收入，而並未計入遞延稅項資產。尚未使用之稅項虧損將於二至五年內到期。

25. 聯營公司權益 *(續)*

	中國之農牧業務 截至十二月三十一日止年度		
	二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
營業額	134,841	125,790	147,778
除稅前溢利	8,670	4,246	7,639
稅項	(3,942)	(804)	(770)
本年溢利	4,728	3,442	6,869
少數股東權益應佔溢利及虧損	59	(34)	(75)
股東應佔溢利	4,787	3,408	6,794
貴集團於年內按比例所佔之除稅後溢利	2,393	1,704	3,397

26. 可供出售投資

	貴集團 於十二月三十一日		
	二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
上市投資之公允值	535	535	293
非上市投資之成本	945	945	945
	1,480	1,480	1,238

截至二零零五、二零零六及二零零七年十二月三十一日止年度內， 貴集團直接於權益內確認之可供出售投資之溢利總額分別達零、零及75,000美元。

上市投資之公允值乃按市場之報價，而非上市之可供出售投資乃以成本扣除減值入賬。由於透過評估技術估計的公允值合理範圍過大，董事認為其公允值無法可靠地量度。該估值要求董事對預期未來現金流量(包括隨後出售投資之所得款項)作出預測。董事確信自該估值法得出並載入綜合資產負債表之公允值及載入綜合權益變更表之公允值相關變動乃屬合理及於結算日為最適當價值。

25. 聯營公司權益

	貴集團 於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元	貴公司 於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
非上市投資：						
按成本	-	-	-	15,000	15,000	15,000
應佔資產淨額	13,274	14,978	11,684	-	-	-
減值#	-	-	-	(15,000)	(15,000)	(15,000)
	13,274	14,978	11,684	-	-	-
應收聯營公司款項	14,774	11,823	15,958	14,773	14,773	14,773
減值#	-	-	-	(14,773)	(14,773)	(14,773)
	28,048	26,801	27,642	-	-	-

\# 因非上市投資之可收回金額少於其投資成本，於二零零五、二零零六年及二零零七年十二月三十一日之賬面值分別為29,773,000美元、29,773,000美元及29,773,000美元之若干非上市投資獲確認減值。

應收聯營公司款項乃無抵押、無附加利息及無固定還款期。應收聯營公司款項之賬面值與其公允值相若。

聯營公司之詳情載列於財務資料第137頁。

貴集團所佔聯營公司之權益大部份乃於中國成立之合營企業。有關影響該等聯營公司分派溢利因素之詳情載於財務資料附註38。

根據合營公司之合營協議條款， 貴集團在合營企業清盤時有權收取其應佔資產淨額。

以下財務資料概要，根據100%合併基準計算，顯示 貴集團以權益法計算截至二零零五年、二零零六年及二零零七年十二月三十一日止年度所有經營農牧業務之聯營公司於結算日之合併財務狀況及經營業績：

	中國之農牧業務 於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
物業、廠房及設備及預付土地租賃費	18,048	18,801	10,382
可供出售之投資	6,665	6,943	–
長期應收款項及其他資產	1,129	1,176	9,339
流動資產	36,347	37,861	54,328
流動負債	(9,964)	(10,379)	(23,183)
流動資產淨額	26,383	27,482	31,145
資產淨額	52,225	54,402	50,866
股東資金	51,373	53,514	49,885
少數股東權益	852	888	981
	52,225	54,402	50,866

24. 共同控制企業權益 *(續)*

以下財務資料概要，根據100%合併基準計算，顯示 貴集團以權益法計算截至二零零五、二零零六及二零零七年十二月三十一日止年度所有經營農牧業務及工業業務之共同控制企業於結算日之合併財務狀況及經營業績：

	於十二月三十一日					
	二零零五年		二零零六年		二零零七年	
	於中國內地之農牧業務	於中國內地之工業業務	於中國內地之農牧業務	於中國內地之工業業務	於中國內地之農牧業務	於中國內地之工業業務
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
物業、廠房及設備及預付土地租賃費	83,869	42,297	80,642	47,449	64,271	59,318
可供出售之投資	119	1,568	765	621	10,590	202
長期應收款項及其他資產	458	323	1,182	326	1,638	348
流動資產	105,013	118,176	93,672	153,088	94,557	207,740
流動負債	(222,843)	(70,948)	(224,407)	(98,124)	(206,646)	(144,388)
流動資產／(負債)淨額	(117,830)	47,228	(130,735)	54,964	(112,089)	63,352
非流動負債	(3,611)	(10)	(468)	-	(13,042)	(152)
資產／(負債)淨額	(36,995)	91,406	(48,614)	103,360	(48,632)	123,068
股東資金	(36,995)	91,412	(48,614)	103,311	(48,632)	122,982
少數股東權益	-	(6)	-	49	-	86
	(36,995)	91,406	(48,614)	103,360	(48,632)	123,068

	截至十二月三十一日止年度					
	二零零五年		二零零六年		二零零七年	
	於中國內地之農牧業務	於中國內地之工業業務	於中國內地之農牧業務	於中國內地之工業業務	於中國內地之農牧業務	於中國內地之工業業務
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
營業額	588,514	258,024	469,403	301,980	449,316	367,769
除稅前溢利／(虧損)	(694)	12,583	(10,799)	17,027	(3,720)	17,635
稅項	(738)	(1,557)	(648)	(3,627)	(1,218)	(3,339)
本年溢利／(虧損)	(1,432)	11,026	(11,447)	13,400	(4,938)	14,296
少數股東權益應佔溢利及虧損	-	-	-	5	-	(29)
股東應佔溢利／(虧損)	(1,432)	11,026	(11,447)	13,405	(4,938)	14,267
貴集團於本年按比例應佔之除稅後溢利及虧損	973	4,810	(5,128)	6,410	(4,515)	7,992

24. 共同控制企業權益

	貴集團		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
非上市投資：			
應佔資產淨額	46,149	43,109	45,294
應收共同控制企業款項	17,837	45,944	47,891
應付共同控制企業款項	(10,888)	(4,340)	(28,795)
	53,098	84,713	64,390
減值#	(1,666)	(1,666)	(12,224)
	51,432	83,047	52,166

\# 於二零零五年、二零零六年及二零零七年十二月三十一日，因該等共同控制企業之可收回金額少於彼等之投資成本，賬面值分別為1,666,000美元、1,666,000美元及12,224,000美元之若干非上市投資獲確認減值。截至二零零五年、二零零六年及二零零七年十二月三十一日止年度，減值撥備分別為無、無及10,558,000美元(附註10)。

截至二零零六年及二零零七年十二月三十一日止年度，應收及應付共同控制企業款項乃無抵押、免息及無固定還款期；而截至二零零五年十二月三十一日止年度則附有年息率由0%至7.2%之利息。應收及應付共同控制公司款項之賬面值與其公允值相若。

貴公司主要共同控制企業之詳情載列於財務資料第134至137頁。

貴集團所佔共同控制企業之權益大部份乃於中國成立之中外合營企業。有關影響該等合營公司分派盈利因素之詳情載於財務資料附註38。

根據在中國成立之共同控制企業合營協議條款，貴集團在合營公司清盤時有權收取其應佔資產淨額。

22. 非當期禽畜 *(續)*

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
賬面值變動之調節表如下：			
於一月一日之賬面值	4,614	9,864	12,009
購買／飼養造成之增加	34,889	31,838	44,997
公允值變動扣除預計出售時之成本價所得溢利／(虧損)淨額 *(附註9及10)*	1,149	(1,151)	9,583
銷售造成之減少	(30,788)	(28,542)	(43,497)
於十二月三十一日之賬面值	9,864	12,009	23,092

23. 附屬公司權益

	貴公司		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
按成本計算之非上市股份	61,323	72,374	171,069
應收附屬公司款項	321,035	273,774	181,636
應付附屬公司款項	(72,401)	(75,616)	(83,560)
	309,957	270,532	269,145
減值*	(88,400)	(88,400)	(88,400)
	221,557	182,132	180,745

* 於二零零五年、二零零六年及二零零七年十二月三十一日，因該等附屬公司之可收回金額少於彼等之投資成本，賬面值為352,705,000美元、326,203,000美元及328,715,000美元之若干非上市投資獲確認減值。

截至二零零五年十二月三十一日止年度，應收及應付附屬公司款項附有倫敦銀行同業拆借利率加0.5%年息率之利息、截至二零零六年十二月三十一日止年度則附有新加坡銀行同業拆借利率加1.5%至倫敦銀行同業拆借利率加1.75%年息率之利息，而於截至二零零七年十二月三十一日則為無息。應收及應付附屬公司款項及無抵押及無固定還款期。應收／應付附屬公司款項之賬面值與其公允值相若。

貴公司主要附屬公司之詳情載列於財務資料第124至134頁。

21. 預付土地租賃費

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
於年初	38,643	38,282	48,731
添置	683	10,396	994
出售	(527)	(750)	(255)
年內攤銷*(附註12)*	(1,330)	(1,061)	(2,369)
外匯調整	813	1,864	3,457
於年末	38,282	48,731	50,558

預付土地租賃費為位於中國之中期契約物業。

貴集團之餘額包含賬面淨額約為1,449,000美元的土地，於二零零六年十二月三十一日尚未獲取相關土地使用權，該相關土地使用權已於二零零七年十二月三十一日止年度內獲取。

若干 貴集團之預付土地租賃費已作為付利息銀行貸款抵押，詳情列載於財務資料附註35。

22. 非當期禽畜

	貴集團		
	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
禽畜：			
公允值	8,350	9,259	20,240
成本價	1,514	2,750	2,852
	9,864	12,009	23,092
		豬隻數目	
實際豬隻數量：			
豬苗	92,922	114,700	117,578
育種豬隻	17,201	19,638	18,319
	110,123	134,338	135,897

貴集團非當期禽畜包括由附屬公司擁有的豬苗及育種豬隻。豬苗飼養作出售用途，育種豬隻作生產豬苗之用。公允值乃基於近年底時之銷售價而釐定。決定禽畜的公允值之主要假設如下：

(i) 初生至17週大之豬苗以成本價入賬，因這類豬苗並無活躍或流通市場；及

(ii) 成長至18週或以上之豬苗及育種豬隻以公允值扣除預計銷售點之成本價入賬。

20. 投資物業

	貴集團		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
位於香港之長期契約，按估值：			
於年初	214	121	269
撥自／(入)擁有物業*(附註19)*	(97)	101	1,428
公允值調整之溢利淨額*	4	47	559
於年末	121	269	2,256
位於中國之中期契約，按估值：			
於年初	3,020	3,064	3,860
撥自擁有物業*(附註19)*	–	752	–
公允值調調整之溢利／(虧損)淨額*	–	(105)	323
外匯調整	44	149	272
於年末	3,064	3,860	4,455
	3,185	4,129	6,711

* 於二零零五年、二零零六年及二零零七年十二月三十一日止年度，計入／(計出)損益賬之公允值總額分別為公允值溢利4,000美元(附註9)、公允值虧損58,000美元(附註10))及公允值溢利882,000美元(附註9)。

位於香港之投資物業為長期契約物業。物業價值由獨立專業合資格評估師嘉漫(香港)有限公司，按二零零五年、二零零六年及二零零七年十二月三十一日當時之公開市值進行重估。

位於中國之投資物業為中期契約物業。該等物業由保栢國際評估有限公司、海南海新事務所及武漢鄭浩會計師事務所按二零零五年十二月三十一日估值。其後，由獨立專業合資格測量師嘉漫(香港)有限公司、海南中力信資產評估有限公司及武漢鄭浩會計師事務所，按二零零六年十二月三十一日當時經折舊之重置成本法進行重估；並再由獨立專業合資格測量師嘉漫(香港)有限公司，按二零零七年十二月三十一日當時經折舊之重置成本法進行重估。

投資物業之詳細資料載列如下：

地址	用途
香港夏慤道16號遠東金融中心21樓部份面積	供出租之寫字樓
中國北京建國門內大街光華長安大廈第1座12樓部份面積	供出租之寫字樓
中國海南省澄邁縣老城開發區	供出租之工業樓房
中國湖北省武漢江夏區大花嶺	供出租之工業樓房

19.　物業、廠房及設備 *(續)*

物業、廠房及設備現金來源單位可收回金額已根據使用價值使用現金流量預測按照高級管理層批准之五年期之財政預算予以釐定。截至二零零五年、二零零六年及二零零七年十二月三十一日止年度之現金流量預測所適用之折讓率分別為4.96%、4.85%及5.81%，其為　貴集團之資本成本。

在計算二零零五年、二零零六年及二零零七年十二月三十一日之物業、廠房及設備現金來源單位之使用價值時採用主要假設。以下闡述各項主要假設，據此，管理層已根據其現金流量預測對物業、廠房及設備進行減值測試。

預算毛利率－被用於釐定指定予預算毛利率價值之基準為緊隨預算年度前年度所取得之平均毛利率及生產效率預期的增加。

折讓率－所採用之折讓率為税前，並反映與相關單位有關之特定風險。

貴公司

	傢俱、裝置及設備		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
原值：			
於年初	730	942	1,183
添置	212	536	37
出售	–	(295)	–
於年末	942	1,183	1,220
累計折舊：			
於年初	552	647	581
年內計提折舊	95	227	283
出售	–	(293)	–
於年末	647	581	864
賬面淨值：			
於年末	295	602	356
於年初	178	295	602

19.　物業、廠房及設備 *(續)*

於二零零七年十二月三十一日　貴集團寫字樓物業及工業樓宇分析如下：

	香港 *千美元*	中國內地 *千美元*	總額 *千美元*
成本或估值：			
長期契約	14,464	–	14,464
中期契約	–	342,034	342,034
	14,464	342,034	356,498

於二零零七年十二月三十一日成本或估值分析如下：

	估值 *千美元*	成本 *千美元*	總額 *千美元*
香港之寫字樓物業	14,464	–	14,464
中國內地之寫字樓物業	6,022	–	6,022
中國內地之工業樓宇	–	336,012	336,012
廠房及機器	–	629,475	629,475
傢俱、裝置及設備	–	83,373	83,373
汽車及運輸設施	–	26,582	26,582
在建工程	–	6,552	6,552

香港之寫字樓物業為長期契約樓宇。物業價值由獨立專業合資格評估師嘉漫(香港)有限公司按二零零五年、二零零六年及二零零七年十二月三十一日當時之公開市值作評估。

倘若　貴集團於香港之寫字樓物業按其成本扣除累計折舊入賬，於二零零五年、二零零六年及二零零七年十二月三十一日之賬面值分別應為1,500,000美元、1,447,000美元及1,394,000美元。

中國之寫字樓物業為中期契約樓宇，並由獨立專業合資格測量師嘉漫(香港)有限公司按二零零五年、二零零六年及二零零七年十二月三十一日當時之經折舊之重置成本法進行重估。

倘若　貴集團於中國之寫字樓物業按其成本扣除累計折舊入賬，於二零零五年、二零零六年及二零零七年十二月三十一日之賬面值分別為5,513,000美元、4,327,000美元及3,141,000美元。

中國之工廠樓宇為中期契約樓宇。

貴集團位於中國之若干樓宇與廠房及機器已作為附利息銀行貸款之抵押品，詳情列載於本財務資料附註35。

於二零零六年十二月三十一日，在建工程餘額包含一項建築在一幅賬面值約為10,195,000美元的土地上之在建工程，　貴集團當時尚未獲取相關土地使用權。　貴集團已於截至二零零七年十二月三十一日止年度內獲取相關土地使用權。

貴集團根據產品線之持續改善及　貴集團產品之市況對其物業、廠房及機器之可收回金額進行審閱。該等資產被用於　貴集團之飼料廠及家禽營運及買賣農產品分部。截至二零零五年、二零零六年及二零零七年十二月三十一日止年度之審閱導致確認暫停生產線及物業、廠房及機器廢棄所產生之減值虧損分別為8,264,000美元、5,785,000美元及29,044,000美元，該減值虧損已於損益表內予以確認。

19. 物業、廠房及設備（續）

貴集團

	二零零七年							
	香港之寫字樓物業	中國內地之寫字樓物業	中國內地之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
成本或估值：								
於年初	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
添置	–	–	7,856	11,073	3,705	2,488	19,258	44,380
出售	–	–	(12,096)	(15,480)	(4,598)	(4,394)	–	(36,568)
重估	3,595	600	–	–	–	–	–	4,195
撥入／(撥出)	–	–	20,660	25,475	1,600	263	(47,998)	–
撥入投資物業 *(附註20)*	(1,428)	–	–	–	–	–	–	(1,428)
出售附屬公司 *(附註40)*	–	–	–	–	–	–	–	–
外匯調整	–	354	21,016	40,288	5,307	1,635	1,473	70,073
於年末	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
累計折舊及減值虧損：								
於年初	–	–	128,675	376,518	49,500	19,402	–	574,095
年內計提折舊 *(附註12)*	–	318	16,392	30,736	3,716	2,617	–	53,779
年內減值撥備 *(附註10)*	–	–	13,302	14,706	784	252	–	29,044
出售	–	–	(6,873)	(10,972)	(3,653)	(3,655)	–	(25,153)
重估	–	(318)	–	–	–	–	–	(318)
出售附屬公司 *(附註40)*	–	–	–	–	–	–	–	–
外匯調整	–	–	9,224	27,051	3,368	1,223	–	40,866
於年末	–	–	160,720	438,039	53,715	19,839	–	672,313
賬面淨值：								
於年末	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167
於年初	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. 物業、廠房及設備*(續)*

貴集團

	二零零六年							
	香港之寫字樓物業 千美元	中國內地之寫字樓物業 千美元	中國內地之工業樓宇 千美元	廠房及機器 千美元	傢俱、裝置及設備 千美元	汽車及運輸設施 千美元	在建工程 千美元	總額 千美元
成本或估值：								
於年初	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
添置	–	–	4,191	4,796	4,242	2,858	32,190	48,277
出售	–	–	(4,045)	(3,835)	(4,434)	(4,476)	(63)	(16,853)
重估	2,307	(193)	–	–	–	–	–	2,114
撥入／(撥出)	–	–	8,060	30,709	1,155	103	(40,027)	–
撥入投資物業 *(附註20)*	(101)	(752)	–	–	–	–	–	(853)
出售附屬公司 *(附註40)*	–	–	(20,582)	–	–	–	–	(20,582)
外匯調整	–	149	11,587	22,366	3,016	1,002	1,853	39,973
於年末	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
累計折舊及減值虧損：								
於年初	–	–	119,358	331,523	46,450	20,264	–	517,595
年內計提折舊 *(附註12)*	137	725	14,105	29,682	4,153	2,197	–	50,999
年內減值撥備 *(附註10)*	–	–	2,474	3,004	303	4	–	5,785
出售	–	–	(1,622)	(2,526)	(3,324)	(3,816)	–	(11,288)
重估	(137)	(725)	–	–	–	–	–	(862)
出售附屬公司 *(附註40)*	–	–	(10,538)	–	–	–	–	(10,538)
外匯調整	–	–	4,898	14,835	1,918	753	–	22,404
於年末	–	–	128,675	376,518	49,500	19,402	–	574,095
賬面淨值：								
於年末	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733
於年初	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

19. 物業、廠房及設備

貴集團

	二零零五年							
	香港之寫字樓物業	中國內地之寫字樓物業	中國內地之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
成本或估值：								
於年初	9,583	5,742	293,007	492,871	68,062	26,117	11,192	906,574
添置	–	–	1,174	3,850	3,783	2,351	43,576	54,734
出售	–	–	(4,132)	(3,705)	(1,228)	(2,283)	–	(11,348)
重估	411	–	–	–	–	–	–	411
撥入／(撥出)	–	–	3,659	10,681	1,283	284	(15,907)	–
撥自投資物業*(附註20)*	97	–	–	–	–	–	–	97
出售附屬公司*(附註40)*	–	–	(10)	(88)	(85)	–	–	(183)
外匯調整	–	122	5,667	10,474	1,565	634	1,005	19,467
於年末	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
累計折舊及減值虧損：								
於年初	–	–	102,828	292,641	42,503	19,428	–	457,400
年內計提折舊*(附註12)*	131	–	12,320	28,871	4,014	2,268	–	47,604
年內減值撥備*(附註10)*	–	–	3,085	5,053	115	11	–	8,264
出售	–	–	(990)	(1,488)	(1,040)	(1,897)	–	(5,415)
重估	(131)	–	–	–	–	–	–	(131)
出售附屬公司*(附註40)*	–	–	(10)	(88)	(85)	–	–	(183)
外匯調整	–	–	2,125	6,534	943	454	–	10,056
於年末	–	–	119,358	331,523	46,450	20,264	–	517,595
賬面淨值：								
於年末	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157
於年初	9,583	5,742	190,179	200,230	25,559	6,689	11,192	449,174

18. 貴公司股東應佔之每股溢利／(虧損)

每股基本溢利／(虧損)金額乃按 貴公司股東於相關期間內應佔之溢利，及 貴公司於相關期間內已發行普通股之加權平均數計算。

每股基本及攤薄溢利之計算乃按：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
溢利			
母公司普通股權益持有人應佔溢利／(虧損)	4,825	(49,728)	2,487

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
股份數目			
用以計算每股基本盈利之年度內已發行普通股加權平均股數	2,645,980,786	2,889,730,786	2,889,730,786
攤薄之影響－普通股加權平均股數：購股權	47,126,086	–	–
	2,693,106,872	2,889,730,786	2,889,730,786

由於截至二零零六年及二零零七年十二月三十一日止年度仍然有效的購股權對每股基本溢利並無攤薄影響， 貴公司並無披露該等年度之每股攤薄後溢利。

16. 稅項(續)

以法定稅率按除稅前溢利／(虧損)計算的利得稅支出／(抵免)與實際稅項支出之調節表呈列如下：

	截至十二月三十一日止年度					
	二零零五年		二零零六年		二零零七年	
	千美元	%	千美元	%	千美元	%
除稅前溢利／(虧損)	17,931		(47,693)		13,817	
按有關省／地區所適用之國內稅率計算之預期稅項支出／(抵免)	1,360	7.6	(17,215)	36.1	(2,618)	(18.9)
非減免支出淨額	1,922	10.7	2,839	(6.0)	4,235	30.6
稅項豁免或減少	(5,533)	(30.9)	(3,449)	7.2	(5,270)	(38.1)
附屬公司稅務虧損	11,659	65.0	25,149	(52.7)	13,318	96.4
共同控制企業及聯營公司應佔溢利及虧損	(1,880)	(10.4)	(1,078)	2.3	(5)	–
稅率增加對短期差額之影響	(23)	(0.1)	392	(0.8)	–	–
實際稅項費用	7,505	41.9	6,638	(13.9)	9,660	69.9

貴集團應佔共同控制企業及聯營公司之稅項已包含在綜合損益賬內「應佔共同控制企業及聯營公司溢利及虧損」中，數額如下：

	貴集團		
	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	千美元	千美元
共同控制企業	837	1,984	515
聯營公司	1,971	394	385
	2,808	2,378	900

17. 貴公司股東應佔溢利／(虧損)

截至二零零五年、二零零六年及二零零七年十二月三十一日止年度， 貴公司在財務報告內處理之 貴公司股東應佔溢利或虧損分別為虧損淨額3,110,000美元、虧損淨額27,541,000美元及溢利淨額14,386,000美元(附註37)。

15. 分部資料*(續)*

(b) 地區分部*(續)*

	香港 *千美元*	中國大陸地區 *千美元*	總額 *千美元*
二零零七年			
共同控制企業權益	–	52,166	52,166
聯營公司權益	–	27,642	27,642
分部資產	20,188	961,409	981,597
未分配資產			153
總資產			1,061,558
分部負債	4,495	380,884	385,379
未分配負債			562,977
總負債			948,356
其他分部資料：			
添置物業、廠房及設備及預付土地租賃費	37	45,337	45,374
折舊及攤銷	332	55,816	56,148
物業、廠房及設備之減值	–	29,044	29,044

16. 稅項

	貴集團 截至十二月三十一日止年度		
	二零零五年 *千美元*	二零零六年 *千美元*	二零零七年 *千美元*
貴集團：			
中國大陸地區－年度支出	7,637	6,245	7,755
中國大陸地區－遞延稅項*(附註28)*	(132)	393	1,905
年度稅項支出	7,505	6,638	9,660

因截至二零零五年、二零零六年及二零零七年十二月三十一日止年度內　貴集團未有在香港賺取應課稅收入，所以未作香港稅項撥備。

根據中國有關之稅務法例及條例，　貴公司於中國之若干附屬公司、共同控制企業及聯營公司可獲豁免及減低所得稅。若干附屬公司、共同控制企業及聯營公司按介乎15%至33%之稅率繳付所得稅。

第十屆全國人民代表大會第五次會議於二零零七年三月十六日通過中華人民共和國企業所得稅法(「新企業所得稅法」)，新企業所得稅法於二零零八年一月一日起生效。新企業所得稅法引入一系列變動，包括但不限於將本地及海外投資企業所得稅稅率統一為25%。因此，自二零零八年一月一日起，根據新企業所得稅法，　貴集團之附屬公司之適用所得稅稅率將於五年過渡期內逐步增加至25%。

15. 分部資料*(續)*

(b) 地區分部*(續)*

	香港 *千美元*	中國 大陸地區 *千美元*	總額 *千美元*
二零零五年			
共同控制企業權益	–	51,432	51,432
聯營公司權益	–	28,048	28,048
分部資產	14,720	828,332	843,052
未分配資產			2,838
總資產			925,370
分部負債	3,184	240,999	244,183
未分配負債			529,958
總負債			774,141
其他分部資料：			
添置物業、廠房及設備及預付土地租賃費	–	55,417	55,417
折舊及攤銷	131	48,803	48,934
物業、廠房及設備之減值	–	8,264	8,264

	香港 *千美元*	中國 大陸地區 *千美元*	總額 *千美元*
二零零六年			
共同控制企業權益	–	83,047	83,047
聯營公司權益	–	26,801	26,801
分部資產	20,304	839,571	859,875
未分配資產			2,058
總資產			971,781
分部負債	1,883	300,414	302,297
未分配負債			567,974
總負債			870,271
其他分部資料：			
添置物業、廠房及設備及預付土地租賃費	536	58,137	58,673
折舊及攤銷	227	51,833	52,060
物業、廠房及設備之減值	–	5,785	5,785

15. 分部資料*(續)*

(b) 地區分部*(續)*

	香港 *千美元*	中國 大陸地區 *千美元*	總額 *千美元*
二零零六年			
分部收入：			
總銷售	69	1,872,469	1,872,538
分部內之銷售	(64)	(181,017)	(181,081)
銷售予外來顧客	5	1,691,452	1,691,457
分部業績	(2,706)	(9,692)	(12,398)
其他收益	–	2,605	2,605
其他虧損	–	(7,182)	(7,182)
利息收入			897
財務成本			(34,601)
應佔共同控制企業溢利及虧損	–	1,282	1,282
應佔聯營公司溢利及虧損	–	1,704	1,704
除税前虧損			(47,693)
税項			(6,638)
年度虧損			(54,331)

	香港 *千美元*	中國 大陸地區 *千美元*	總額 *千美元*
二零零七年			
分部收入：			
總銷售	971	2,507,783	2,508,754
分部內之銷售	(961)	(223,021)	(223,982)
銷售予外來顧客	10	2,284,762	2,284,772
分部業績	(2,622)	65,623	63,001
其他收益	928	19,002	19,930
其他虧損	–	(39,602)	(39,602)
利息收入			3,751
財務成本			(40,137)
應佔共同控制企業溢利及虧損	–	3,477	3,477
應佔聯營公司溢利及虧損	–	3,397	3,397
除税前溢利			13,817
税項			(9,660)
年度溢利			4,157

15. 分部資料*(續)*

(b) 地區分部

以下報表為 貴集團各地區分部於截至二零零五年、二零零六年及二零零七年十二月三十一日止年度之收入、溢利／(虧損)、若干資產、負債及支出資料。

貴集團

	香港	中國大陸地區	總額
	千美元	*千美元*	*千美元*
二零零五年			
分部收入：			
總銷售	69	1,969,587	1,969,656
分部內之銷售	(64)	(136,828)	(136,892)
銷售予外來顧客	5	1,832,759	1,832,764
分部業績	(14,855)	46,350	31,495
其他收益	4	22,611	22,615
其他虧損	(8,470)	(8,278)	(16,748)
利息收入			1,000
財務成本			(28,607)
應佔共同控制企業溢利及虧損	–	5,783	5,783
應佔聯營公司溢利及虧損	–	2,393	2,393
除稅前溢利			17,931
稅項			(7,505)
年度溢利			10,426

15. 分部資料（續）

(a) 業務分部（續）

	飼料廠及禽畜業務及農產品貿易	產銷摩托車及汽車零部件及汽車貿易*	投資及物業控股	總額
	千美元	*千美元*	*千美元*	*千美元*
二零零七年				
共同控制企業權益	(4,357)	56,523	–	52,166
聯營公司權益	27,642	–	–	27,642
分部資產	955,765	4,539	21,293	981,597
未分配資產				153
總資產				1,061,558
分部負債	381,988	3,276	115	385,379
未分配負債				562,977
總負債				948,356
其他分部資料：				
添置物業、廠房及設備及預付土地租賃費	45,121	216	37	45,374
折舊及攤銷	55,617	199	332	56,148
物業、廠房及設備之減值	29,044	–	–	29,044

* *此業務乃透過　貴集團工業部之共同控制企業運作。*

15. 分部資料*(續)*

(a) 業務分部*(續)*

	飼料廠及禽畜業務及農產品貿易 千美元	產銷摩托車及汽車零部件及汽車貿易* 千美元	投資及物業控股 千美元	總額 千美元
二零零六年				
共同控制企業權益	35,933	47,114	–	83,047
聯營公司權益	26,801	–	–	26,801
分部資產	838,435	4,124	17,316	859,875
未分配資產				2,058
總資產				971,781
分部負債	295,138	4,005	3,154	302,297
未分配負債				567,974
總負債				870,271
其他分部資料：				
添置物業、廠房及設備及預付土地租賃費	57,929	208	536	58,673
折舊及攤銷	51,602	231	227	52,060
物業、廠房及設備之減值	5,785	–	–	5,785

15. 分部資料 *(續)*

(a) 業務分部 *(續)*

	飼料廠及禽畜業務及農產品貿易 千美元	產銷摩托車及汽車零部件及汽車貿易* 千美元	投資及物業控股 千美元	總額 千美元
二零零五年				
共同控制企業權益	10,232	41,200	–	51,432
聯營公司權益	28,048	–	–	28,048
分部資產	812,963	4,167	25,922	843,052
未分配資產				2,838
總資產				925,370
分部負債	236,443	4,556	3,184	244,183
未分配負債				529,958
總負債				774,141
其他分部資料：				
添置物業、廠房及設備及預付土地租賃費	55,314	103	–	55,417
折舊及攤銷	48,638	165	131	48,934
物業、廠房及設備之減值	8,264	–	–	8,264

15. 分部資料*(續)*

(a) 業務分部*(續)*

	飼料廠及禽畜業務及農產品貿易 *千美元*	產銷摩托車及汽車零部件及汽車貿易* *千美元*	投資及物業控股 *千美元*	總額 *千美元*
二零零七年				
分部收入：				
總銷售	2,507,783	–	971	2,508,754
分部內之銷售	(223,021)	–	(961)	(223,982)
銷售予外來顧客	2,284,762	–	10	2,284,772
分部業績	67,790	(2,167)	(2,622)	63,001
其他收益	19,371	–	559	19,930
其他虧損	(39,602)	–	–	(39,602)
利息收入				3,751
財務成本				(40,137)
應佔共同控制企業溢利及虧損	(4,515)	7,992	–	3,477
應佔聯營公司溢利	3,397	–	–	3,397
除税前溢利				13,817
税項				(9,660)
本年溢利				4,157

* *此業務乃透過 貴集團之共同控制企業運作。*

15. 分部資料(續)

(a) 業務分部(續)

	飼料廠及禽畜業務及農產品貿易 千美元	產銷摩托車及汽車零部件及汽車貿易* 千美元	投資及物業控股 千美元	總額 千美元
二零零六年				
分部收入：				
總銷售	1,872,469	–	69	1,872,538
分部內之銷售	(181,017)	–	(64)	(181,081)
銷售予外來顧客	1,691,452	–	5	1,691,457
分部業績	(6,390)	(3,299)	(2,709)	(12,398)
其他收益	2,344	–	261	2,605
其他虧損	(7,124)	–	(58)	(7,182)
利息收入				897
財務成本				(34,601)
應佔共同控制企業溢利及虧損	(5,128)	6,410	–	1,282
應佔聯營公司溢利	1,704	–	–	1,704
除税前虧損				(47,693)
税項				(6,638)
本年虧損				(54,331)

15. **分部資料**(續)

(ii) 產銷摩托車分部代表透過共同控制企業產銷摩托車及汽車零部件以及汽車貿易；及

(iii) 投資及物業控股分部租賃　貴集團擁有之寫字樓及作為集團公司之控股公司。

(a) **業務分部**

以下報表為　貴集團各業務分部於截至二零零五年、二零零六年及二零零七年十二月三十一日止年度之收入、溢利／(虧損)及若干資產、負債及支出資料。

貴集團

	飼料廠及禽畜業務及農產品貿易	**產銷摩托車及汽車零部件及汽車貿易***	**投資及物業控股**	**總額**
	千美元	*千美元*	*千美元*	*千美元*
二零零五年				
分部收入：				
總銷售	1,969,587	–	69	1,969,656
分部內之銷售	(136,828)	–	(64)	(136,892)
銷售予外來顧客	1,832,759	–	5	1,832,764
分部業績	52,609	(5,660)	(15,454)	31,495
其他收益	22,611	–	4	22,615
其他虧損	(8,278)	–	(8,470)	(16,748)
利息收入				1,000
財務成本				(28,607)
應佔共同控制企業溢利及虧損	973	4,810	–	5,783
應佔聯營公司溢利	2,393	–	–	2,393
除税前溢利				17,931
税項				(7,505)
本年溢利				10,426

13. **董事酬金** *(續)*

(b) **執行董事** *(續)*

	袍金	基本薪酬、津貼及非現金得益	購股權得益	退休金供款	總酬金
	千美元	*千美元*	*千美元*	*千美元*	*千美元*
二零零七年十二月三十一日止年度					
謝中民先生	–	404	–	–	404
謝國民先生	–	167	–	–	167
李紹祝先生	–	455	–	–	455
謝克俊先生	–	120	–	–	120
黃業夫先生	–	567	–	–	567
何炎光先生	–	536	–	–	536
何平僊先生	–	75	–	1	76
白善霖先生	–	431	–	–	431
謝吉人先生	–	–	–	–	–
謝杰人先生	–	–	–	–	–
謝仁基先生	–	–	–	–	–
謝漢人先生	–	–	–	–	–
	–	2,755	–	1	2,756

於相關期間內，貴公司與董事之間概無放棄或同意放棄任何酬金之安排。

14. **五位最高薪酬僱員**

截至二零零五年、二零零六年及二零零七年十二月三十一日止年度，五位最高薪酬僱員分別包括5位、4位及5位董事，其酬金之詳情已載列於上述附註13。餘下之一位最高薪酬僱員(非董事)於相關期間之酬金分析列載如下：

	貴集團 截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
基本薪酬、津貼及非現金得益	–	358	–

截至二零零六年十二月三十一日止年度，最高薪酬僱員(非董事)之酬金介乎320,513美元至384,615美元(約等於2,500,001港元至3,000,000港元)。

15. **分部資料**

貴集團營運業務的結構乃根據其營運性質及提供產品與服務而分別管理。貴集團之每個業務分部代表一個策略性業務單位，與其他業務分部有著不同的風險及回報。業務分部之概要詳情如下：

(i) 飼料廠及禽畜分部代表經營飼料廠及禽畜業務及農產品貿易(請參閱本財務資料附註48)；

13. **董事酬金**(續)

(b) **執行董事**

	袍金 千美元	基本薪酬、津貼及非現金得益 千美元	購股權得益 千美元	退休金供款 千美元	總酬金 千美元
二零零五年十二月三十一日止年度					
謝中民先生	–	404	429	–	833
謝國民先生	–	167	429	–	596
李紹祝先生	–	455	751	–	1,206
謝克俊先生	–	35	751	–	786
黃業夫先生	–	70	–	–	70
何炎光先生	–	83	–	–	83
何平僊先生	–	19	751	1	771
白善霖先生	–	51	–	–	51
謝吉人先生	–	–	–	–	–
謝杰人先生	–	–	–	–	–
謝仁基先生	–	–	–	–	–
謝漢人先生	–	–	–	–	–
謝正民先生	–	–	429	–	429
謝大民先生	–	–	429	–	429
盧岳勝先生	–	–	751	–	751
張中民先生	–	–	751	–	751
李紹慶先生	–	–	751	–	751
Veeravat Kanchanadul 先生	–	–	751	–	751
	–	1,284	6,973	1	8,258

	袍金 千美元	基本薪酬、津貼及非現金得益 千美元	購股權得益 千美元	退休金供款 千美元	總酬金 千美元
二零零六年十二月三十一日止年度					
謝中民先生	–	404	–	–	404
謝國民先生	–	167	–	–	167
李紹祝先生	–	455	–	–	455
謝克俊先生	–	120	–	–	120
黃業夫先生	–	323	–	–	323
何炎光先生	–	326	–	–	326
何平僊先生	–	75	–	1	76
白善霖先生	–	318	–	–	318
謝吉人先生	–	–	–	–	–
謝杰人先生	–	–	–	–	–
謝仁基先生	–	–	–	–	–
謝漢人先生	–	–	–	–	–
	–	2,188	–	1	2,189

13. 董事酬金

下述為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)及香港公司條例第161條規定披露相關期間董事酬金之詳情：

	貴集團		
	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
袍金	57	93	93
其他酬金：			
基本薪酬、津貼及非現金得益	1,284	2,188	2,755
員工購股權得益	6,973	–	–
退休金供款	1	1	1
	8,258	2,189	2,756
	8,315	2,282	2,849

截至二零零五年十二月三十一日止年度，根據 貴公司購股權計劃，若干董事就彼等於 貴集團服務，獲授購股權，詳情列載於財務資料附註36。該等購股權之公允值(已於收益表內列支)於授予當日釐定，並已載入上述董事酬金之披露資料內。

於相關期間內， 貴集團沒有就若干董事對 貴集團之服務授出購股權。

(a) 獨立非執行董事

於相關期間內獨立非執行董事之袍金如下：

	貴集團		
	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
Kowit Wattana先生	9	31	31
Sombat Deo-isres先生	4	31	31
馬照祥先生	4	31	31
Budiman Elkana先生	17	–	–
張冠粵先生	23	–	–
	57	93	93

於相關期間內，並無其他酬金付予獨立非執行董事。

11. 財務成本

	貴集團		
	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
利息支出：			
需於五年內全額償還之銀行貸款	22,196	32,763	40,137
需於五年後全額償還之銀行貸款	6,162	1,394	–
需於五年內全額償還之其他貸款	249	444	–
	28,607	34,601	40,137

12. 除税前溢利／(虧損)

貴集團除税前溢利／(虧損)經扣除／(計入)下列各項：

		貴集團		
		截至十二月三十一日止年度		
		二零零五年	二零零六年	二零零七年
	附註	*千美元*	*千美元*	*千美元*
核數師酬金		639	744	805
折舊	19	47,604	50,999	53,779
預付土地租賃費攤銷	21	1,330	1,061	2,369
應收款項減值／(減值回撥)	31	(5,310)	(3,885)	417
存貨可變現價值減值／(減值回撥)		(219)	957	798
出售物業、廠房及設備淨收益／(虧損)		483	(755)	(3,808)
按營運租賃之最低租金：				
土地及建築		5,410	4,507	3,968
廠房及機器		430	1,441	1,950
		5,840	5,948	5,918
禽畜減值／(減值回撥)		170	(584)	326
共同控制企業減值回撥		(3,674)	–	–
可供出售投資減值		109	–	–
業務併購成本逾額被計入收益		(192)	–	–
外匯兑換溢利淨值		(29)	(1,845)	(9,323)
租賃收入淨值		(616)	(562)	(513)
職工薪酬支出				
(包括董事酬金－見附註13)：				
工資及薪金		102,671	115,732	134,593
以股份償付之購股權支出	36	8,470	–	–
退休金供款		4,727	6,330	7,940
		115,868	122,062	142,533

9. 其他收益

	附註	二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
		貴集團 截至十二月三十一日止年度		
業務併購成本逾額被計入收益		192	–	–
出售附屬公司溢利	40	21,270	261	–
出售一家共同控制企業權益溢利	44(e)	–	–	11
出售物業、廠房及設備淨溢利		–	–	3,808
重估禽畜值未變現溢利	22	1,149	–	9,583
投資物業公允值變動	20	4	–	882
銀行及其他利息收益		1,000	897	3,751
中國企業已分配利潤再投資退稅		–	2,344	5,646
		23,615	3,502	23,681

10. 其他虧損

	附註	二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
		貴集團 截至十二月三十一日止年度		
出售一家共同控制企業權益虧損*		14	–	–
投資物業公允值變動	20	–	58	–
於共同控制企業權益減值	24	–	–	10,558
物業、廠房及設備減值	19	8,264	5,785	29,044
商譽減值	27	–	188	–
重估禽畜值未變現虧損	22	–	1,151	–
以股份償付之購股權支出	36	8,470	–	–
		16,748	7,182	39,602

* *截至二零零五年十二月三十一日止年度，該虧損乃有關 貴集團出售其持有東方正大種子有限公司之全部50%股本權益予一家相關公司正大生物科技有限公司，代價為約593,000美元。*

7. 主要會計判斷及評估*(續)*

不確定因素之評估*(續)*

商譽以外之非財務資產之減值

貴集團評估是否有表明於各個報告日期所有非財務資產出現減值之跡象。並無確定可使用年期之無形資產按年度或於有關跡象存在之其他時間進行減值測試。其他非財務資產於有跡象表明賬面值可能無法收回時進行減值測試。當進行可用價值計算時，管理層必須估計自該資產或現金來源單位之預期未來現金流量作出估計，並選擇適當之折讓率，以計算該等現金流量之現金。有關進一步詳情(包括主要假設之敏感度分析)，請參閱本財務資料附註46。

物業、廠房及設備之減值

當物業、廠房及設備之賬面值超過其可收回金額時，對物業、廠房及設備確認減值虧損。資產或(倘合適)彼等所屬之現金來源單位之可收回金額為其公允值減銷售成本與使用價值兩者之較高者。可收回金額根據公允值減銷售成本予以釐定，其根據自公平交易中知情及自願各方出售該資產取得，並反映於結算日可獲得金額(扣除出售成本)之最佳資料計算。就估計可用價值而言， 貴集團之管理層估計自現金來源單位獲得之未來現金流量，並選擇適當折讓率，以計算該等現金流量之現值。

8. 收入

收入，亦為 貴集團之營業額，乃租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

按主要業務及運營地區劃分之收入分析如下：

	貴集團 截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
按主要業務劃分：			
銷售予／來自外來客戶之收入：			
飼料廠及禽畜業務	1,832,759	1,691,452	2,284,762
投資及物業控股	5	5	10
	1,832,764	1,691,457	2,284,772

	貴集團 截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	千美元	*千美元*	*千美元*
按運營地區劃分：			
中國：			
香港	5	5	10
中國內地	1,832,759	1,691,452	2,284,762
	1,832,764	1,691,457	2,284,772

上述分析並未計入 貴集團的共同控制企業及聯營公司之收入。共同控制企業及聯營公司之收入分別載列於本財務資料附註24及25所載之合併業績內。

7. 主要會計判斷及評估

編製　貴集團財務資料需要管理層於報告日期作出影響收入、開支、資產及負債之已報數額及或然負債之披露之判斷、估計及假設。然而，有關該等假設及估計之不明朗因素可能引致需要於未來對受影響之資產或負債之賬面值作出重大調整。

判斷

於應用　貴集團會計政策之過程中，除有關評估對財務報告之確認數額造成重大影響外，管理層作了以下意見：

經營租賃承擔－集團作為出租人

貴集團於其投資物業組合加入商業物業租賃，並決定保留於經營租賃租出之物業擁有權的所有風險及回報。

折舊及攤銷

貴集團之物業、廠房及設備於二零零五年、二零零六年及二零零七年十二月三十一日之賬面淨額分別為452,157,000美元、447,733,000美元及430,167,000美元。貴集團於設備投入生產之日期開始，按其可使用年期及估計剩餘價值以直線法計提資產之折舊，年率由2%至$33^1/_3$%不等。估計可使用年期及　貴集團設備投入生產之日期反映董事對　貴集團於其物業、廠房及機器設備之使用而為其所帶來之未來經濟得益之預計時期。

應收賬款之減值

貴集團減值撥備之政策乃按可收款能力與賬齡分析及管理層之意見。於考慮評估此等應收款項之最後兌現可能性，必須考慮的範圍包括每位顧客之信譽及過往之還款狀況。當　貴集團之顧客財務狀況惡化而導致其還款能力減退，貴集團可能需要作出額外補貼。

存貨之折損

貴集團之管理層於每個結算日均審閱賬齡分析及對過時及銷售緩慢而被識別為不適用於生產之存貨作出折損入賬。管理層估計製成品及在製品之可變現價值淨額乃主要按最近期之發票價格及現時市場情況。貴集團於每個結算日以每種產品為基礎進行存貨審查，並對過時之貨品計入折損。

不確定因素之評估

於結算日有關未來之主要假設及其他不確定因素的評估之主要來源，會使下期財政年度內的資產及負債賬面值引致有重大的調整及風險，並於以下討論。

商譽之減值

貴集團至少按年度之基準決定商譽是否減值，這需要對商譽所屬現金來源單位之可用價值作出評估。貴集團須評估現金來源單位之預期未來現金流量以評估其可用價值及須選擇合適之貼現率以計算該等現金流量之現值。商譽於二零零五年、二零零六年及二零零七年十二月三十一日之賬面值分別為2,703,000美元、2,515,000美元及2,928,000美元。

6. **主要會計政策概要**(*續*)

以股份為基礎支付方式之交易(*續*)

確認以股本結算交易之成本，須同時與相應增加之權益，確認於績效及或服務條件履行的年度內，終止於有關僱員已完全符合資格去領取該獎勵之日(「歸屬日期」)。股本結算交易的累計開支須確認於每個結算日，直至歸屬日期能反映歸屬期已屆滿， 貴集團也能就有多少權益工具最終會歸屬提供最佳預測。於一個期間內經綜合損益賬扣除或計入的累計支出代表期初與期末之變動。

如獎勵最終不被歸屬，支出將不須被確認，除非獎勵的歸屬視乎某種市場情況而定，這樣只要符合所有其他績效條件，無論是否已達某種市場情況，這些獎勵將被視為已歸屬。

若股本結算獎勵的條款有所變更，所確認的開支最少須達到猶如條款並無任何變更的水平。此外，倘若按變更日期計量，任何變更導致以股份為基礎支付方式的安排之總公允值有所增加，或對僱員帶來其他利益，則應就該等變更確認開支。

股本結算獎勵被取消時會被視為於取消日期歸屬，而任何有關獎勵尚未確認之支出須立刻確認。若有新獎勵於授出當日取代取消之獎勵，新獎勵將被視為修訂根據前段所提及取消之獎勵。

現時尚未行使的購股權所構成的攤薄影響已反映為額外股份攤薄並計算在每股溢利中。

貴集團已採納國際財務報告準則第2號有關股本結算獎勵所載之過度條文及國際財務報告準則第2號於二零零二年十一月七日後授出但並未於二零零五年一月一日歸屬及二零零五年一月一日後授出之股本結算獎勵。

其他員工福利

退休福利計劃

根據強制性公積金計劃條例， 貴集團為所有計劃合資格之員工，提供強制性公積金退休保障計劃(「強積金計劃」)供款。按強積金計劃規定，公司需按員工薪金之百分比作供款，並於應付時於在綜合損益賬中列支。強積金計劃之資產存放於獨立行政基金中，與　貴集團之資產分開。 貴集團作為僱主按強積金計劃替僱員供款將全數歸於僱員。

按中國政府之法規，每家中國合營企業須按中國員工總收入之14%至24%作為就國家管理退休計劃作出指定供款。而中國政府會為退休員工發放退休金。合營企業員工於退休日後能按月收取退休金。除週年供款外，合營企業對退休後之福利無須承擔。

借貸成本

直接用於購入、興建或製造具質素資產(指需若干時期以作準備，方可成為可使用之資產)之借貸成本會被資本化以計入資產成本一部份。當資產可作使用時，該借貸成本將不再被資本化。於年度內資本化比率乃按有關借貸之實際成本計算。

所有其他借貸成本均於其發生之期間內於綜合損益賬內列為開支。

6. **主要會計政策概要** *(續)*

外幣

由於 貴公司之股份於美國透過美國預託證券進行交易，財務報告乃以美元編製。於編製集團每間個別公司之財務報告時，如交易貨幣(外幣)與該公司之營運貨幣不同時，將最先以營運貨幣(即該公司於其主要經濟環境營運之貨幣)於交易日之兌換率入賬。以外幣結算之貨幣資產及負債須按結算日之匯率換算成營運貨幣。所有匯兌差異均須納入綜合損益賬。以外幣歷史成本結算之非貨幣項目須按初始交易日之匯率換算。以外幣公允值結算之非貨幣項目則按釐定公允值日期之匯率換算。

當支付或換算貨幣項目時，匯兌差異便會產生，並須於產生之期間確認於綜合損益賬。如來自貨幣項目之匯兌差異乃 貴集團於外地業務之淨投資額，則該等匯兌差異須於綜合財務報告中之權益內確認。以外幣公允值結算之非貨幣項目因換算所產生之匯兌差異須於產生期間計入綜合損益賬。若非貨幣項目之溢利及虧損被確認在權益中，則換算時所產生的匯兌差異也須直接確認於權益賬內。

於列報綜合財務報告， 貴集團之外地業務資產及負債均按結算日之匯率換算為 貴公司之列報貨幣(美元)，其損益賬則按年度內之平均匯率換算，如期內匯率明顯地波動，則損益賬項目均按交易日匯率換算。所有綜合結算而產生之匯兌差異須確認於個別權益成分(外匯平衡儲備)內。該等匯兌差異須於出售外地業務之期內計入綜合損益賬內。

就綜合現金流量報表而言，海外附屬公司之現金流量按現金流動日期現行之匯率換算為美元。海外附屬公司於整個年度內頻繁產生之現金流量按本年度之加權平均匯率換算為美元。

於二零零六年一月一日或以後因收購外地業務而產生的商譽及因此而購入的可識別資產之公允值調整，須於結算日以其匯率換算，並計入該外地業務之資產及負債。匯兌差異須確認入匯兌儲備。

以股份為基礎支付方式之交易

為了激勵士氣及獎賞對 貴集團運作具貢獻之人士， 貴公司採納購股權計劃。 貴集團之僱員(包括董事)以股份為基礎支付方式之交易收取酬金，而僱員亦提供服務作為換取股權工具之代價(「股本結算交易」)。

與僱員進行以股本結算交易的成本，乃參照授出日期的公允值而計量。公允值根據柏力克－舒爾斯期權價格模式計算，有關詳情載於附註36。評定以股本結算交易的價值時，惟對 貴公司股份價格有影響的條件(「市場條件」)(如適用)，概無將任何績效條件計算在內。

6. **主要會計政策概要**(續)

收入稅項(續)

遞延稅項乃根據資產及負債的稅基及其就財務申報目的之賬面值於結算日的所有短期差額以負債法撥備。

所有應課稅之短期差額撥入遞延稅務債項內，除了：

- 於初始確認交易之資產及負債(業務合併除外)時產生遞延稅項負債，並於交易時不影響會計溢利及應課稅溢利或虧損；及

- 與附屬公司、聯營公司及合營企業權益之投資有關的應課稅短期差額，其回撥時間可受控制及這短期差額在可見的將來不作回撥。

所有可扣減的短期差額、前期未動用之稅項資產及稅項虧損可抵銷遞延稅項資產，並可於可扣減短期差額、前期未動用之稅項資產及稅項虧損中抵扣可能產生之應課稅溢利，除了：

- 初始確認交易之資產及負債(業務合併除外)時產生遞延稅項資產有關可扣減短期差額，並於交易時不影響會計溢利及應課稅溢利或虧損；及

- 與附屬公司、聯營公司及合營企業權益之投資有關之遞延稅項資產可扣減短期差額而確認，而當未來之應課稅溢利可被用作抵扣短期差額，而使該短期差額可於可見將來回撥。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利以容許遞延稅項資產之全部或部分可被抵扣時減低賬面值。相反地，未被確認之遞延稅項資產須於每個結算日再作評估，並在可能再有足夠應課稅溢利以容許遞延資產之全部或部份可被抵扣入賬。

遞延稅項資產及負債之稅率乃按預期於資產變現或負債償還時期，並按結算日已執行或實際會執行之稅率(及稅例)計量。

遞延稅項資產及遞延稅項負債可於現時稅項資產及現時稅項負債根據合法而可實施之對沖權利出現時及於遞延稅項與同一應課稅公司及機構有關時可互相抵銷。

收入確認

當經濟利益將會流入 貴集團及當收入能夠可靠地計量時，按下列基準，將可確認為收入：

(a) 於貨品出售時，重大風險和得益之擁有權已轉嫁予買方(貴集團必須未有涉及因持有股權而參與企業之管理，亦無對所出售之貨物擁有有效控制權)；

(b) 根據租賃條款按時攤分之租金收入；及

(c) 利息收入，按應計基準以有效利率法應用該率，以估計未來現金收入之預期金融工具年期貼現至該金融工具之賬面淨值計算。

6. **主要會計政策概要**(*續*)

終止確認金融負債

當金融負債之責任已履行、取消或屆滿時，金融負債會被終止確認。

當現時金融負債被另一項由同一貸款人借出，而條款有重大不同之金融負債所取代，或當現時負債之條款被重大修訂，該取代或修訂被視為對原有負債之終止確認及對新負債之確認，而相關之賬面值差額確認於綜合損益賬內。

存貨

存貨乃按成本(採用加權平均基準)或可變現淨值兩者中之較低者列賬。成本包括直接物料、直接勞工及適當分配之間接成本。可變現淨值乃按估計售價扣除完工及出售前任何預計成本計算。

禽畜

禽畜乃以公允值扣除預計出售一刻之成本列賬，如公允值未能可靠地計量，將以成本扣除累計攤銷及任何減值列賬。禽畜之公允值乃基於禽畜之相似生長期、繁殖及品種之優秀的市價而釐定。

禽畜之公允值之淨增加或減少已計入綜合損益賬，取決於：

(a) 於財政年度初禽畜之總公允值與於財政年度末禽畜之總公允值之差額；及

(b) 於財政年度內購買及繁殖禽畜之成本。

現金及現金等額

就綜合現金流量報表而言，現金及現金等額乃指現金、定期存款及高度流通性之短期投資(可隨時套現為已知數額之現金，而其低風險價值變更，且購入時之到期日較短，一般而言為三個月內)，該等額扣除要求付還之銀行透支及佔 貴集團現金管理之主要部份。

就資產負債表而言，現金及現金等額包括現金及銀行存款(包括定期存款)，概無用途限制。

撥備

當由以往事項引至現時的債項(法定或推定)很可能導致未來資源外流以清償債項，如有可靠之評估金額，撥備方可被確認。

當折現的影響重大時，撥備之確認數額乃以未來預計作清償債項所需支出，於結算日以貼現值計算。隨時間過去而增加的折現值會包括在綜合損益賬之財務成本內。

收入税項

收入税項包括即期税項及遞延税項。收入税項確認於綜合損益賬內。如收入税項與相同或不同時期直接確認於權益之項目有關，收入税項將計入權益內。

即期税項資產與負債於現在及先前時期以預期恢復或支付予税務部門之金額計量。

6. **主要會計政策概要** *(續)*

金融資產之減值 *(續)*

可供出售之投資

如可供出售投資已出現減值，此包括其成本(扣除任何主要付款及攤銷)及現有公允值之差額扣除任何從前已於綜合損益賬確認之減值，將由權益賬轉移至綜合損益賬。當可供出售投資之公允價值較其成本顯著或持續下降，或有其他證據表明資產已發生減值的情況時，將相應計提減值準備。「顯著」及「持續」的定義需要專業判斷。被歸類為可供出售之權益工具之減值不可由綜合損益賬中回撥。

終止確認金融資產

金融資產(金融資產的一部份或相似金融資產群組的一部份，如適用)會被終止確認，當：

- 從資產收取現金流量之權利屆滿；

- 貴集團保留從資產收取現金流量之權利，但假設有「轉嫁予第三者」之安排時有責任在沒有重大延遲的情況下支付全數予第三者；或

- 貴集團已轉讓從資產收取現金流量之權利，並(a)已完全地轉讓資產之所有風險及回報，或(b)沒有完全地轉讓或保留資產之所有風險及回報，但已轉讓資產之控制權。

貴集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產的絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬，條件為 貴集團須持續涉及該項資產。持續涉及指 貴集團就已轉讓資產作出的一項保證，已轉讓資產乃以該項資產之原賬面值及 貴集團或須償還的代價數額上限(以較低者為準)計算。

倘以書面及／或購買期權(包括現金結算期權或類似條文)為已轉讓資產之持續涉及， 貴集團的持續涉及程度將視乎 貴集團可能購回已轉讓資產金額，惟以書面認沽期權(包括現金結算期權或類似條文)按公允值計量的資產除外，在該情況下 貴集團持續參與程度則以已轉讓資產公允值及期權行使價(以較低者為準)為限。

以攤銷成本列賬之金融負債(包括附利息之銀行貸款及其他貸款)

金融負債包括應付賬項、應付票據及其他應付賬項、應付相關企業及少數股東款項及附利息之銀行貸款及其他貸款，其初次確認入賬是根據公允值減去直接相關的交易成本，之後按有效利率法攤銷成本計算，除非貼現的影響並不重要，在此情況下可以成本列賬。有關利息支出已於綜合損益賬「財務成本」內確認。

當負債經攤銷過程被終止確認時，溢利及虧損將通過綜合損益賬被確認。

財務擔保合同

在國際會計準則第39號的範圍內，財務擔保合同被當成金融負債。財務擔保合同的初次確認是以其公允值加上與購入或發出之財務擔保合同有直接關係的交易成本，除非此合同經損益以公允值確認。在初次確認之後， 貴集團對財務擔保合同的計量以(i)根據國際會計準則第37號「撥備、或然負債及或然資產」所釐定的金額；及(ii)根據國際會計準則第18號「收入」按初步確認金額減累計攤銷(如適用)兩者之較高者計算，於結算日並無重大的財務擔保合同及金融負債。

6. **主要會計政策概要** *(續)*

投資及其他金融資產 *(續)*

可供出售之投資

可供出售之投資乃於上市及非上市權益證券中被定為可供出售或不被分類為其他類別之非衍生金融資產。自初始確認後，可供出售之投資以公允值計量，其溢利或虧損在權益中單獨確認，直至該投資被終止確認或直至投資被釐定為減值時，先前於權益列報之累計溢利或虧損須計入綜合損益賬內。當預期未來不可收回時，貸款及應收賬款連同相應之備抵賬將被撇銷。

當非上市權益證券之公允值不能可靠地計量因(a)該投資的合理公允值的估計存在重大可變性，或(b)在一定範圍內各種估計的可能性不能合理地評估及用於估算公允值，該等證券須以成本扣除任何減值列賬。

公允值

於有組織之金融市場交投活躍的投資，其公允值乃按結算日收市時之市場報價而釐定。如該投資沒有一個交投活躍之市場，其公允值以估值方法確認。該等方法包括近期市場交易、參考現時市場大致相同之其他工具的價值、現金流量貼現分析及其他估值模型。

金融資產之減值

貴集團於每個結算日評估是否有任何客觀證據證明一項或一組金融資產已減值。

以攤銷成本列賬之資產

如有客觀跡象表明以攤銷成本計算的貸款及應收賬款已出現減值，耗損值將以資產的賬面價值與估算未來的現金流量(不包括未發生的信貸損失)以金融資產之原始有效利率(即在初始階段計算的有效利率)折現的現值之差額確認。有關的資產賬面值可通過直接沖減或使用備抵賬來抵減。有關損失須在綜合損益賬中確認。

如在以後的期間，減值的金額減少，且此減少可客觀上與減值確認時發生的事項相關聯，則先前確認的減值可回撥。任何對以前年度的減值作出之回撥，須於綜合損益賬中確認，惟該資產於回撥日期的賬面值不得超逾其攤銷成本。

有關應收賬款及其他應收款項，如有客觀跡象顯示(例如債務人有破產的可能或有重大財政困難及科技、市場經紀或法律環境之重大變動對債務人有重大不利影響) 貴集團將不可能收回按原發票上列明的所有款項，則有需要就此計提減值準備。應收賬款的賬面值會用備抵賬來抵減。當應收賬款被評定為不可收回，其已減值的款項將被終止確認。

資產以成本列賬

倘有客觀證據證明非上市股本工具因未能可靠計量其公允值，而不按公允值列示，其減值將按資產賬面值及估算未來現金流量的貼現值(按類似金融資產目前市場回報率計算折現)的差額計算。該等資產的減值不得予以回撥。

6. 主要會計政策概要*(續)*

投資物業

投資物業乃土地及樓宇之權益(包括物業營運租賃之契約權益並附合投資物業之定義)用以賺取租金收入及／或資本增值而非用以生產或提供貨物或服務或作行政用途；或於日常業務中出售。該等物業先以成本(包括交易成本)計量。隨初始確認後，於結算日投資物業會以公允值入賬以反映市場狀況。

投資物業公允值變更所帶來之溢利或虧損於產生年度計入綜合損益賬內。

撤回或出售投資物業之任何溢利或虧損於撤回或出售之年度確認於綜合損益賬內。

至於當投資物業轉變為業主佔用物業，其後入賬方法是以物業於更改用途日之公允值作為其物業成本。如　貴集團擁有之物業轉變為投資物業，　貴集團對該物業入賬時須根據於先前「物業、廠房及設備及折舊」所述之政策於更改用途日入賬，而於當日有關該物業之賬面值及公允值之差額作為重估，須根據於先前「物業、廠房及設備及折舊」所述之政策入賬。

租賃

如租賃是出租人保留絕大多數隨擁有資產而得的風險及回報，此為經營租賃。如　貴集團是出租人，被　貴集團按經營租賃出租的資產須包括在非流動資產，而根據經營租賃應收租金應按租賃期限以直線法計入損益賬。倘若　貴集團為承租人，根據經營租賃應付租金於扣除自出租人收取之任何獎勵後按租賃期限以直線法於綜合損益表中扣除。

預付土地租賃費乃付予中國政府機關之土地使用權支出。運營租約項下之預付土地租賃費最初以成本列賬並隨後按使用權之各期限以直線基準確認。

投資及其他金融資產

根據國際會計準則第39號金融資產須適當地分類為貸款及應收賬款或可供出售之金融資產。金融資產應先以公允值計量，如投資並非透過損益按公允值處理，須附加直接交易成本。

貴集團在初始確認金融資產後，會在容許及適當情況下，於結算日釐定其分類及評定其名稱。

所有以一般方式購買或出售之金融資產於交易日(即　貴集團承諾購買或出售資產日確認)。以一般方式購買或出售乃指須於市場釐定之規則或協定之期間內交割購買或出售之金融資產。

貸款及應收賬款

貸款及應收賬款乃有固定或已釐定付款之非衍生金融資產，該等資產不會於交投活躍之市場報價，並採用有效利率法按已攤銷成本列賬。已攤銷成本包括於收購時所產生的折讓或溢價，也包括在有效利率及交易成本中不可分割的費用。當貸款及應收賬款被終止確認、減值或經攤銷過程時，溢利或虧損須確認於綜合損益賬內。

6. **主要會計政策概要** *(續)*

物業、廠房及設備及折舊

(a) *寫字樓物業*

寫字樓物業乃於每個財務年度完成時按每年經估值所定之公開市值入賬。物業價值之變動將按個別物業各自資產重估儲備之變動中處理。倘個別物業應估儲備之總額不足以抵銷虧絀，所多出的虧絀將計入綜合損益賬內。其後任何重估盈餘將計入綜合損益賬內，惟將以從前計入之虧絀額為限。

於出售寫字樓物業時，於資產重估儲備中就以往估值變現之有關部份將獲回撥，並直接轉入累計虧損作為儲備變動。

折舊乃按寫字樓物業25至50年之估計可使用年期以直線法撇銷其成本或估值而計算。

(b) *其他物業、廠房及設備*

其他物業、廠房及設備乃按其成本扣除累計折舊及任何減值虧損入賬。

於香港之物業、廠房及設備之折舊乃根據其個別估計可使用年期以直線法攤銷其成本而計算。

於中國之物業、廠房及設備依據中華人民共和國(「中國」)有關規則計算折舊，規定每類資產須按其個別估計經濟使用期及估計剩餘價值以直線法計算折舊。物業、廠房及設備之剩餘價值乃於出售時之估計可追償數額扣除任何出售時之估計成本。上述折舊所採用之主要年率如下：

於中國之工業廠房	2%－4½%
廠房及機器	6%－15%
傢俱、裝置及設備	10%－33¹/₃%
汽車及運輸設施	9%－33¹/₃%

採用以上主要年率乃基於中國會計準則及與國際財務報告準則沒有重大分歧之年率。

於每個結算日，如有需要，均會對剩餘價值、可使用年期及折舊方法進行複核及調整。

物業、廠房及設備應當於出售或通過使用均預期不能產生經濟利益時終止確認。資產在終止確認的年度，於綜合損益賬被確認的任何經出售或撤回的溢利或虧損，是該資產的淨出售收入與賬面值之差額。

(c) *在建工程*

在建工程指興建筒倉、工廠、倉庫與農場及孵化場設施所產生之成本減去任何減值但不計提折舊。成本包括直接建造成本及於工程建造期間被資本化的相關借貸本。當工程完成及設施已能投入使用時，在建工程會被重新分類至物業、廠房及設備或投資物業。

6. 主要會計政策概要(續)

超逾業務合併之成本

當收購附屬公司、聯營公司及共同控制企業時,倘　貴集團於收購日估被收購公司可識別資產、負債及或然負債之公允價值超逾收購成本(以往稱為負商譽)之任何逾額,經重估後,將立刻確認於綜合損益表內。

關於聯營公司及共同控制企業之逾額已包括在　貴集團應佔聯營公司及共同控制企業於收購當期內之溢利及虧損。

不包括商譽的非金融資產耗損

當有減值之跡象出現或須進行年度減值測試(存貨、遞延稅項資產、生物資產、金融資產、投資物業及商譽除外)時,資產的可追償數額便須要被評估。資產之可追償數額為資產或現金來源單位之可使用價值及公允值扣除出售成本淨額兩者中之較高數額,及將其釐定為個別資產,除非某資產產生的現金流量不能獨立於其他單項或多項資產所產生的現金流量,在此情況下,可追償數額以資產所屬之現金來源單位釐定。

當資產之賬面值超過其可追償數額,須確認減值。當評估可用價值時,估計未來現金流量將以稅前貼現率折讓至現值以反映現時市場評估的現金時間價值及資產之特定風險。減值將按與減值資產功能一致的開支計入發生當期的綜合損益賬內,惟該資產以重估值計算,則減值將根據有關重估資產之會計政策入賬。

於每個報告日均須對先前已確認之減值是否可能不再存在或須減少而作出評估,如這顯示出現,須對可追償數額作出評估。回撥以往已確認之非商譽及金融資產之資產減值只可以因為資產可追償數額之評估準則有所變動,但回撥之數額不可高於假設在過往年度並無就該資產確認減值而釐定的賬面值(扣除任何折舊/攤銷)。回撥之減值將於當期發生時計入綜合損益賬內,除非該資產以重估值計算,在此情況下,則回撥之減值將根據有關重估資產之會計政策入賬。

相關人士

該人士被視為與　貴集團有關如:

(a) 該人士直接或間接經一個或多個中介人(i)控制　貴集團、受　貴集團控制或與　貴集團受共同控制;(ii)於　貴集團擁有權益並對　貴集團有重大影響;或(iii)對　貴集團有共同控制權;

(b) 該人士為聯營公司;

(c) 該人士為共同控制企業;

(d) 該人士為　貴集團或其母公司之重要管理層之成員;

(e) 該人士為根據(a)或(d)項個人之密切家庭成員;或

(f) 該人士乃一家公司,受(d)或(e)項個人直接或間接控制、共同控制或於該公司擁有重大投票權而對該公司有重大影響。

6. **主要會計政策概要** *(續)*

聯營公司

聯營公司指 貴集團長期持有其股本投票權益不少於20%（附屬公司或共同控制企業除外），並對其具有重大影響力之公司。

貴集團於聯營公司之權益乃按應佔聯營公司的資產淨額及商譽扣除任何減值，以會計權益法於綜合資產負債表內列賬。貴集團應佔聯營公司收購後之業績及儲備已分別併入綜合損益賬及綜合儲備內。貴集團與聯營公司進行交易產生之未變現損益會撇銷至以 貴集團於有關聯營公司之權益為限，惟未變現虧損在轉讓資產出現減值時除外。

假若 貴集團應佔聯營公司虧損相等或多於其投資額賬面值， 貴集團將停止投資，並不會再計入額外應佔之虧損，而該項投資之價值將報作零。貴集團因替聯營公司提供擔保或以其他方式作出承擔而產生之責任或所付之款項將作額外虧損撥備。

聯營公司業績以已收及應收股息為限併入 貴公司之損益賬內。貴公司於聯營公司之權益被視為非流動資產及按原值扣除任何減值計算。

商譽

收購附屬公司、共同控制企業及聯營公司所產生之商譽乃指業務合併之收購成本超出 貴集團於收購日佔被收購公司按公允值計算之可確認資產、負債及或然負債之淨額。

於綜合資產負債表，因收購所產生的商譽先以成本確認為資產，繼而以成本扣除任何累計減值。有關聯營公司及共同控制企業之商譽已包括在 貴集團應佔權益賬面值當中，而不會於綜合資產負債表上分開單列為一個資產項目。

商譽之賬面值須於每年或經常（若事件或情況之改變顯示結餘數額可能已減值）覆核以釐定其減值。貴集團於十二月三十一日進行其商譽之年度減值測試。為測試減值，因業務合併所得之商譽，從收購日起被分配到 貴集團各個或各組預期將受惠於合併之協同效應的現金來源單位，不管 貴集團之其他資產或負債是否被分配到該等或該組單位。

減值乃透過評估與商譽有關之現金來源單位（一組現金來源單位）之可追償數額而釐定。減值須於現金來源單位（一組現金來源單位）之可追償數額少於其賬面值時確認入賬。商譽之減值於確認後不會在後來之期間回撥。

當商譽成為一個現金來源單位（一組現金來源單位）的一部份，而當該單位的部份業務被出售時，有關出售業務之附帶商譽應包括在該業務的賬面值內，以計算出售業務之溢利或虧損。在這情況下，出售之商譽是根據出售業務及保留於現金來源單位的部份之相對價值來計量。

6. 主要會計政策概要

附屬公司

附屬公司乃指一家由 貴公司直接或間接控制其財務及營運政策，以達到從其運作中獲得利益的公司。

附屬公司之業績已被併入 貴公司之損益賬內，並計至已收及應收股息為限。 貴公司所佔附屬公司之權益乃按原值扣除任何減值計算。

合營企業

合營企業是按合同安排而成立的個體，供 貴集團及合營各方進行經濟活動。合營企業以獨立形式運作， 貴集團及合營各方各有其應佔利益。

合營各方訂立之合營企業協議規定合營各方投入之資金數額、合營企業之年期及清盤時資產套現之基準。從營運所得之盈利及虧損和盈餘資產分配均按合營各方之出資比例或根據合營企業協議條款攤分。

合營企業可被視為：

(a) 一家附屬公司：如 貴集團對該合營企業直接或間接取得單一控制權；

(b) 一家共同控制企業：如 貴集團對該合營企業，不論直接或間接，均未取得單一控制權；

(c) 一家聯營公司：如 貴集團對該合營企業並未取得單一或共同控制權，但直接或間接持有該合營企業不少於20%之註冊股本，並對其具有重大影響力；或

(d) 根據國際會計準則第39條列為一項股權投資：如 貴集團直接或間接持有該合營企業少於20%之註冊股本及不能擁有共同操控權或對該合營業務概無重大影響力。

共同控制企業

共同控制企業乃指共同控制之合營公司，參與成員未能取得單一控制權以控制共同控制企業之商業活動。

貴集團於共同控制企業之權益使用會計處理之權益法按 貴集團所佔資產淨值減任何減值虧損於綜合資產負債表內列賬。 貴集團應佔共同控制企業收購後之業績及儲備已分別併入綜合損益賬及綜合儲備內。當盈利分配比率與 貴集團之股權權益不一致時，應佔共同控制企業收購後之業績比例乃根據議定之盈利分配比率釐定。 貴集團與其共同控制企業進行之交易所引致之未變現收益及虧損以 貴集團於共同控制企業之權益為限予以撇銷，惟倘未變現虧損提供所轉讓資產之減值證據則除外。收購共同控制企業所產生的商譽，如以往未有於綜合儲備中撇銷或確認入賬，包括在 貴集團的共同控制企業權益當中。

共同控制企業之業績已被併入 貴公司之損益賬內，並計至已收及應收股息為限。 貴公司所佔共同控制企業之權益被視為非流動資產及按原值扣除任何減值計算。

5. 已頒佈惟未生效之國際財務報告準則的影響(續)

經修訂國際財務報告準則第3號制定業務合併會計處理之若干變動，該等變動將影響所確認之商譽數額、收購事項發生期間所呈報之業績及未來所呈報業績。經修訂國際會計準則第27號規定，將一間附屬公司之所有權權益之變動入賬為權益交易。因此，有關變動將不會對商譽產生任何影響，亦不會引致收益或虧損。此外，經修訂準則改變附屬公司所產生虧損以及控制一間附屬公司虧損之會計處理。經修訂國際財務報告準則第3號及經修訂國際會計準則第27號所制定之變動不得予以追溯應用，並將影響未來與少數股東權益進行之收購事項及交易。

國際財務報告準則第8號將取代國際會計準則第14號分部報告，具體説明實體應如何報告有關其經營分類，並以公司主要營運決策人可用作分配資源予有關分類及評估其表現之組成實體資料為依據。有關準則亦規定，披露有關分類內所提供有關產品及服務之資料、 貴集團經營所在地區及來自 貴集團主要客戶之收益。 貴集團預期將自二零零九年一月一日開始採納國際財務報告準則第8號。

經修訂國際會計準則第1號將權益內之擁有人及非擁有人變動分開。權益變動報表將僅包括與擁有人進行之交易詳情，而權益內所有非擁有人變動作為單線予以呈列。此外，該準則制定綜合收益報表：其指所有於損益內確認之收入及開支項目，連同單個報表或兩個有聯繫報表內之所有其他已確認收入及開支。 貴集團仍在評估其是否將有一個或兩個報表。

修訂後的國際會計準則第23號要求將購置、建造或生產符合條件的資產相關的借款費用予以資產化。 貴集團目前有關借貸成本之政策符合修訂後準則的規定，故經修訂準則將不會對 貴集團產生任何財務影響。

國際會計準則第32號之修訂要求倘已符合若干標準，將若干可認沽金融工具及清盤產生責任分類為權益。國際會計準則第1號要求披露與分類為權益之可認沽工具相關之若干資料。 貴集團預期該等修訂不會對 貴集團之財務報表產生影響。

國際財務報告詮釋委員會－詮釋第11號規定，僱員所獲授公司權益工具之安排須列為權益交易計劃，即使該等工具乃由公司向其他人士購買或由股東提供。國際財務報告詮釋委員會－詮釋第11號亦表明在涉及 貴集團內部兩個以上實體之以股份為付款基礎交易之會計方法。由於 貴集團現時並無有關交易，有關詮釋不可能對 貴集團產生任何財務影響。

國際財務報告詮釋委員會－詮釋第12號規定，公共對私人服務特許權安排之經營者須按照建築安排將換取建築服務而已收取或應收取之代價確認為財務資產及／或無形資產。國際財務報告詮釋委員會－詮釋第12號亦提出，在政府或公營實體授予興建提供及／或供應公共服務之基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排所產生之責任或權利入賬。由於 貴集團現時並無有關安排，有關詮釋不可能對 貴集團產生任何財務影響。

國際財務報告詮釋委員會－詮釋第13號規定，客戶所獲授予之忠誠獎勵信貸以作為銷售交易一部份，須以銷售交易之獨立部份列賬。在銷售交易所收取之代價須在忠誠獎勵信貸與銷售其他部份之間作分配。有關分配至忠誠獎勵信貸之款額乃經參考其公平值而釐定，並在有關獎勵可贖回或負債可另行撤銷前予以遞延。

國際財務報告詮釋委員會－詮釋第14號提出，根據國際會計準則第19號僱員福利如何評估有關定額福利計劃(特別是存在最低供款規定時)未來供款之退款或扣減款額可確認為資產之限額。

由於 貴集團目前並無客戶忠誠獎勵信貸及定額福利計劃，國際財務報告詮釋委員會－詮釋第13號及國際財務報告詮釋委員會－詮釋第14號對 貴集團並不適用且因此不太可能對 貴集團有任何財務影響。

3. **編製基準**(*續*)

綜合基準(*續*)

於相關期間內收購之附屬公司採用購入會計法入賬。此方法包括將業務合併成本分配至收購所得的可識別資產、負債及或然負債之公允值。收購之成本乃參照所予資產之累計公允值、已發行之權益工具及帶來(或於交換日所預期)之債務,附加收購之直接成本。

少數股東權益為非 貴集團控制的外部股東於 貴公司附屬公司應佔業績及資產淨值之權益。

4. **新頒佈及經修訂之國際財務報告準則的影響**

國際會計準則委員會頒布多項新訂立及經修訂的國際財務報告準則及國際財務報告詮釋委員會的詮釋,於自二零零五年、二零零六年及二零零七年一月一日之會計期間生效。

貴集團已採納相關期間內所有新訂立及經修訂之國際財務報告準則以列報及編製本財務資料。

5. **已頒佈惟未生效之國際財務報告準則的影響**

貴集團尚未於本財務資料內採納以下已經頒佈惟尚未生效的新頒佈及經修訂之國際財務報告準則。

國際財務報告準則第2號修訂	以股份為基礎支付之歸屬條件及註銷[1]
國際財務報告準則第3號(經修訂)	業務合併[5]
國際財務報告準則第8號	業務分部[1]
國際會計準則第1號(經修訂)	財務報表之呈列[1]
國際會計準則第23號(經修訂)	借貸成本[1]
國際會計準則第27號修訂	綜合及獨立財務報表[5]
國際會計準則第32號及國際會計準則第1號修訂	可認沽金融工具
國際財務報告詮釋委員會-詮釋第11號	國際財務報告準則第2號-集團及庫存股份交易[2]
國際財務報告詮釋委員會-詮釋第12號	服務經營權安排[4]
國際財務報告詮釋委員會-詮釋第13號	客戶忠誠計劃[3]
國際財務報告詮釋委員會-詮釋第14號	國際會計準則第19號-既定利益資產之限制、最低資金需要及其相互關係[4]

1 於二零零九年一月一日或之後開始之年度期間生效
2 於二零零七年三月一日或之後開始之年度期間生效
3 於二零零八年七月一日或之後開始之年度期間生效
4 於二零零八年一月一日或之後開始之年度期間生效
5 於二零零九年七月一日或之後開始之年度期間生效

國際財務報告準則第2號之修訂將「歸屬條件」之定義限制為包括提供服務之明確或不明確規定。任何其他條件為非歸屬條件,於釐定所授出權益工具之公允值時必須考慮非歸屬條件。於獎勵因未能符合實體或對方可控制之非歸屬條件而並無歸屬之情況下,這必須入賬為註銷。 貴集團並無訂立具有非歸屬條件之以股份為基準支付計劃,因此,預期有關以股份為基礎支付之會計處理方法不會有重大含義。

(II) 財務資料附註

1. 公司資料

卜蜂國際有限公司乃一家於百慕達註冊成立之有限責任公司。 貴公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

於相關期間內， 貴集團從事下列業務：

- 經營飼料廠及禽畜業務及農產品貿易
- 透過共同控制企業產銷摩托車及汽車零部件
- 物業與投資控股

於二零零五年、二零零六年和二零零七年十二月三十一日， 貴集團分別聘用僱員44,000名、32,000名和33,000名（包括共同控制企業及聯營公司之各年僱員14,000名、9,900名及9,700名）。

2. 列報基準

儘管於二零零五年、二零零六年和二零零七年十二月三十一日， 貴集團之綜合流動負債淨額分別錄得301,897,000美元、399,330,000美元和355,829,000美元，本財務資料乃按持續經營之會計基準編製，因董事認為 貴集團於未來能取得足夠之現金淨流入及新資金，以償還將到期之債務，及 貴集團亦有能力取得銀行持續財務支持，包括 貴集團之短期銀行貸款於到期日獲得再延續融資。

如 貴集團沒有能力以持續經營方式繼續運作，資產值將被調整並重列至可追償數額，增加任何可能發生之負債並把非流動資產及負債分別重新分類至流動資產及負債。這些調整的影響並未在這份綜合財務報告中反映。

3. 編製基準

本財務資料按歷史成本基準編製，惟投資物業、可供出售之投資及禽畜則採用公允值計算。本財務資料以美元（「美元」）列報。除另有指明外，所有金額均調整至最接近的千元計算。

呈報基準

本財務資料遵照國際會計準則委員會所認可之國際財務報告準則（「國際財務報告準則」）的準則及詮釋、國際財務報告詮釋委員會（「國際財務報告詮釋委員會」）的詮釋、國際會計準則（「國際會計準則」）及經由國際會計準則委員會批核為持續有效之常務詮釋委員會詮釋而編製。

綜合基準

本財務資料包括 貴公司及其附屬公司（統稱為「貴集團」）於相關期間內之財務報告。附屬公司之業績由收購日（即 貴集團取得控制權當日）起綜合計算至該控制權終止。 貴集團內公司間之所有重大交易及結餘均已在綜合過程中抵銷。

貴公司之資產負債表

	附註	於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
非流動資產				
物業、廠房及設備	19	295	602	356
附屬公司權益	23	221,557	182,132	180,745
聯營公司權益	25	–	–	–
總非流動資產		221,852	182,734	181,101
流動資產				
其他應收賬項及按金		355	342	746
現金及現金等額	33	990	961	3,311
總流動資產		1,345	1,303	4,057
流動負債				
其他應付賬項及應計費用		2,906	3,037	2,747
附息之銀行貸款及其他貸款	35	11,750	12,975	15,925
總流動負債		14,656	16,012	18,672
淨流動負債		(13,311)	(14,709)	(14,615)
總資產減流動負債		208,541	168,025	166,486
非流動負債				
附息之銀行貸款及其他貸款	35	(122,625)	(109,650)	(93,725)
資產淨值		85,916	58,375	72,761
權益				
已發行股本	36	28,898	28,898	28,898
股份溢價賬	37(b)	73,897	73,897	73,897
購股權儲備	37(b)	8,470	8,470	8,470
累計虧損	37(b), 38	(25,349)	(52,890)	(38,504)
權益總額		85,916	58,375	72,761

綜合現金流量表 *(續)*

	附註	截至十二月三十一日止年度 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
現金及現金等額增加／(減少)淨額		(9,940)	(11,960)	25,432
兑換率變更之影響，淨額		1,525	1,113	2,313
年初之現金及現金等額		74,369	65,954	55,107
年末之現金及現金等額		65,954	55,107	82,852
現金及現金等額結餘分析				
定期存款	33	739	9,763	8,373
現金及銀行結存	33	65,215	45,344	74,479
		65,954	55,107	82,852

綜合現金流量表 *(續)*

		截至十二月三十一日止年度		
		二零零五年	二零零六年	二零零七年
	附註	*千美元*	*千美元*	*千美元*
投資業務之資金流量				
添置物業、廠房及設備	19	(54,734)	(48,277)	(44,380)
預付土地租賃費增加	21	(683)	(10,396)	(994)
購入共同控制企業額外權益		–	–	(413)
出售一家附屬公司	40	(1)	10,303	–
共同控制企業權益減少／(增加)		8,534	(30,841)	23,442
聯營公司權益減少／(增加)		151	2,951	(4,175)
出售物業、廠房及設備及預付土地租賃費所得款項		5,977	7,070	15,478
出售一家共同控制企業所得款項		593	–	369
出售可供出售投資所得款項		–	–	317
收取共同控制企業股息		3,913	508	–
收取聯營公司股息		–	–	6,731
已收利息		1,000	897	3,751
源自投資業務之現金流入／(流出)淨額		(35,250)	(67,785)	126
融資業務之資金流量				
發行新股份所得款項	36(ii)	30,000	–	–
新取得之銀行貸款及其他貸款		415,865	368,339	324,434
償還銀行貸款及其他貸款		(452,519)	(346,804)	(360,673)
抵押存款減少		3,902	2,691	5,999
少數股東權益減少／(增加)		(2,136)	4,037	(1,556)
源自融資業務之現金流入／(流出)淨額		(4,888)	28,263	(31,796)

綜合現金流量表 *(續)*

		截至十二月三十一日止年度		
		二零零五年	二零零六年	二零零七年
	附註	*千美元*	*千美元*	*千美元*
禽畜增加		(8,636)	(2,962)	(16,905)
存貨增加		(9,311)	(14,130)	(73,866)
應收賬項、其他應收賬項及按金減少／(增加)		(604)	4,753	(15,658)
應收票據減少／(增加)		1,251	(4,500)	(5,030)
應收相關企業款項減少／(增加)		(6,146)	(2,642)	3,572
託管賬戶之現金減少		9,688	–	–
應付賬項、其他應付賬項及預提費用增加／(減少)		(3,323)	61,591	84,127
應付票據增加／(減少)		2,929	(19,995)	12,455
員工獎金及福利撥備增加／(減少)		–	(1,154)	1,153
應付相關企業款項增加／(減少)		2,921	11,444	(11,284)
源自經營業務之現金		60,757	70,144	104,900
已付利息		(24,947)	(37,092)	(40,137)
已付稅項		(5,612)	(5,490)	(7,661)
源自經營業務之現金流入淨額		30,198	27,562	57,102

綜合現金流量表

	附註	截至十二月三十一日止年度 二零零五年 千美元	 二零零六年 千美元	 二零零七年 千美元
營運業務之資金流量				
除税前溢利／(虧損)		17,931	(47,693)	13,817
經調整：				
利息收入	9	(1,000)	(897)	(3,751)
出售附屬公司之溢利	9	(21,270)	(261)	–
重估禽畜值未變現之虧損／(溢利)	9, 10	(1,149)	1,151	(9,583)
出售共同控制企業權益之虧損／(溢利)	9, 10	14	–	(11)
投資物業公允值之變動	9, 10	(4)	58	(882)
物業、廠房及設備減值	10	8,264	5,785	29,044
商譽減值	10	–	188	–
共同控制企業權益減值	10	–	–	10,558
以股本結算之購股權支出	10, 36	8,470	–	–
財務成本	11	28,607	34,601	40,137
物業、廠房及設備折舊	12	47,604	50,999	53,779
預付土地租賃費攤銷	12	1,330	1,061	2,369
共同控制企業減值回撥	12	(3,674)	–	–
可供出售投資之減值	12	109	–	–
出售物業、廠房及設備虧損／(溢利)	12	483	(755)	(3,808)
撇減／(回撥)存貨至可變現淨值	12	(219)	957	798
禽畜減值／(減值回撥)	12	170	(584)	326
應收賬款減值／(減值回撥)	12	(5,310)	(3,885)	417
確認為收入之超逾業務合併之成本	12	(192)	–	–
應佔共同控制企業及聯營公司溢利及虧損		(8,176)	(2,986)	(6,874)
		71,988	37,739	126,336

綜合權益變動報表

	貴公司股東應佔													
	已發行股本	股份溢價賬	繳入盈餘	購股權儲備	資產重估儲備	可供出售重估儲備	資本儲備	儲備基金	發展基金	外匯平衡儲備	累計虧損	總額	少數股東權益	權益總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
於二零零五年一月一日	107,924	51,210	6,093	-	7,047	-	30,361	20,670	9,337	(21,354)	(160,140)	51,148	51,672	102,820
發行股份(附註36(ii))	7,313	22,687	-	-	-	-	-	-	-	-	-	30,000	-	30,000
外匯調整	-	-	-	-	-	-	-	-	-	3,176	-	3,176	161	3,337
重估盈餘	-	-	-	-	542	-	-	-	-	-	-	542	-	542
以股本結算之購股權安排(附註36)	-	-	-	8,470	-	-	-	-	-	-	-	8,470	-	8,470
出售附屬公司之回撥(附註40)	-	-	-	-	-	-	(1,496)	(676)	(1,281)	1,415	-	(2,038)	-	(2,038)
削減股本(附註36(i)(c))	(86,339)	-	86,339	-	-	-	-	-	-	-		-	-	-
繳入盈餘賬內(附註36(i)(c))	-	-	(92,432)	-	-	-	-	-	-	-	92,432	-	-	-
撥自/(入)累計虧損	-	-	-	-	-	-	-	868	2,812	-	(3,680)	-	-	-
支付少數股東股息	-	-	-	-	-	-	-	-	-	-	-	-	(3,988)	(3,988)
少數股東之資本投入	-	-	-	-	-	-	-	-	-	-	-	-	1,952	1,952
收購一家附屬公司之額外權益	-	-	-	-	-	-	-	-	-	-	-	-	(292)	(292)
年度溢利	-	-	-	-	-	-	-	-	-	-	4,825	4,825	5,601	10,426
於二零零五年十二月三十一日及二零零六年一月一日	28,898	73,897	-	8,470*	7,589*	-*	28,865*	20,862*	10,868*	(16,763)*	(66,563)*	96,123	55,106	151,229
外匯調整	-	-	-	-	-	-	-	-	-	4,581	-	4,581	-	4,581
重估盈餘	-	-	-	-	2,976	-	-	-	-	-	-	2,976	-	2,976
撥自/(入)累計虧損	-	-	-	-	-	-	-	1,558	801	-	(2,359)	-	-	-
支付少數股東股息	-	-	-	-	-	-	-	-	-	-	-	-	(2,945)	(2,945)
年度虧損	-	-	-	-	-	-	-	-	-	-	(49,728)	(49,728)	(4,603)	(54,331)
於二零零六年十二月三十一日及二零零七年一月一日	28,898	73,897	-	8,470*	10,565*	-*	28,865*	22,420*	11,669*	(12,182)*	(118,650)*	53,952	47,558	101,510
外匯調整	-	-	-	-	-	-	-	-	-	4,101	-	4,101	1,470	5,571
撥自/(入)累計虧損	-	-	-	-	-	-	-	2,604	954	-	(3,558)	-	-	-
可供出售金融資產之公允值變動	-	-	-	-	-	75	-	-	-	-	-	75	-	75
重估盈餘	-	-	-	-	4,513	-	-	-	-	-	-	4,513	-	4,513
支付少數股東股息	-	-	-	-	-	-	-	-	-	-	-	-	(6,302)	(6,302)
少數股東之資本投入	-	-	-	-	-	-	-	-	-	-	-	-	3,678	3,678
年度溢利	-	-	-	-	-	-	-	-	-	-	2,487	2,487	1,670	4,157
於二零零七年十二月三十一日	28,898	73,897	-	8,470*	15,078*	75*	28,865*	25,024*	12,623*	(8,081)*	(119,721)*	65,128	48,074	113,202

* *該等儲備賬組成綜合資產負債表內之綜合負數儲備於截至二零零五年、二零零六年及二零零七年十二月三十一日分別為6,672,000美元、48,843,000美元及37,667,000美元。*

\# *附註乃屬財務資料之一部份。*

綜合資產負債表(續)

	附註	於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
流動負債				
應付賬項、其他應付賬項及預提費用	34	192,497	251,596	335,723
應付票據		30,572	10,577	23,032
應付税項		4,540	4,908	5,323
職工獎金及福利撥備		8,893	7,739	8,892
應付相關企業款項	32	10,738	22,182	10,898
應付少數股東款項		1,483	10,203	6,834
附利息之銀行貸款及其他貸款	35	388,989	435,450	432,077
總流動負債		637,712	742,655	822,779
淨流動負債		(301,897)	(399,330)	(355,829)
總資產減流動負債		287,658	229,126	238,779
非流動負債				
附利息之銀行貸款及其他貸款	35	(136,429)	(127,616)	(125,577)
資產淨值		151,229	101,510	113,202
權益				
貴公司股東應佔權益				
已發行股本	36	28,898	28,898	28,898
股份溢價賬	37(b)	73,897	73,897	73,897
儲備	37(a)	(6,672)	(48,843)	(37,667)
		96,123	53,952	65,128
少數股東權益		55,106	47,558	48,074
權益總額		151,229	101,510	113,202

綜合資產負債表

	附註	於十二月三十一日 二零零五年 千美元	二零零六年 千美元	二零零七年 千美元
非流動資產				
物業、廠房及設備	19	452,157	447,733	430,167
投資物業	20	3,185	4,129	6,711
預付土地租賃費	21	38,282	48,731	50,558
非當期禽畜	22	9,864	12,009	23,092
共同控制企業權益	24	51,432	83,047	52,166
聯營公司權益	25	28,048	26,801	27,642
可供出售之投資	26	1,480	1,480	1,238
商譽	27	2,703	2,515	2,928
遞延税項資產	28	2,404	2,011	106
總非流動資產		589,555	628,456	594,608
流動資產				
當期禽畜	29	17,505	17,755	34,334
存貨	30	163,860	177,033	248,601
應收賬項、其他應收賬項及按金	31	60,147	59,279	74,520
應收票據		175	4,675	9,705
可退回税項		434	47	47
應收少數股東款項		3,882	5,620	2,653
應收相關企業款項	32	10,968	13,610	10,038
抵押存款	33	12,890	10,199	4,200
現金及現金等額	33	65,954	55,107	82,852
總流動資產		335,815	343,325	466,950

(I) 財務資料

綜合損益賬

	附註	截至十二月三十一日止年度 二零零五年 千美元	 二零零六年 千美元	 二零零七年 千美元
收入	8	1,832,764	1,691,457	2,284,772
銷售成本		(1,631,676)	(1,522,720)	(2,035,955)
毛利		201,088	168,737	248,817
銷售及分銷成本		(69,690)	(71,603)	(82,965)
行政及管理費用		(99,903)	(109,532)	(102,851)
其他收益	9	23,615	3,502	23,681
其他虧損	10	(16,748)	(7,182)	(39,602)
財務成本	11	(28,607)	(34,601)	(40,137)
應佔溢利及虧損：				
共同控制企業		5,783	1,282	3,477
聯營公司		2,393	1,704	3,397
除税前溢利／(虧損)	12	17,931	(47,693)	13,817
税項	16	(7,505)	(6,638)	(9,660)
本年溢利／(虧損)		10,426	(54,331)	4,157
可供分配予：				
貴公司股東		4,825	(49,728)	2,487
少數股東權益		5,601	(4,603)	1,670
		10,426	(54,331)	4,157
貴公司股東應佔之每股溢利／(虧損)	18			
基本		0.182美仙	(1.721)美仙	0.086美仙
攤薄		0.179美仙	不適用	不適用

貴公司董事須負責根據國際財務報告準則編製並且真實而公允地列報財務資料。此責任包括設計、實施及維護與財務資料編製及真實而公允地列報相關之內部控制，以使財務資料不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇及運用恰當之會計政策；及作出合理之會計估計。吾等須負責根據吾等之審查對財務資料發表獨立意見並僅向 貴公司董事會報告。

就相關期間執行之程式

吾等已審核根據國際財務報告準則(「國際財務報告準則」)編製之相關期間 貴集團之綜合財務報表。吾等乃根據香港會計師公會(「香港會計師公會」)頒佈之香港審核準則(「香港審核準則」)執行審核。

就本報告而言，吾等已根據香港會計師公會頒佈之審核指引第3.340號「招股章程及申報會計師」審查 貴集團各相關期間之經審核綜合財務報表，並已執行吾等認為必須之該等額外程式。

就相關期間之意見

吾等認為，基於下文第II節附註2所載之編製基準，財務資料連同其附註就本報告而言已真實而公允地反映 貴公司及 貴集團於二零零五年、二零零六年及二零零七年十二月三十一日之財務狀況及 貴集團於各相關期間之綜合業績及現金流量。

在不發表保留意見下，吾等留意到在財務資料第II節附註2中提及 貴集團於二零零七年、二零零六年及二零零五年十二月三十一日之流動負債比流動資產分別超出355,829,000美元、399,330,000美元及301,897,000美元。該情況顯示有重大不明朗因素可能導致對 貴集團及 貴公司之持續經營能力存在相當疑問。

現有卜蜂國際集團之會計師報告

以下為本公司獨立申報會計師香港執業會計師安永會計師事務所出具之報告全文，僅供載入本通函。本文所界定之詞彙僅適用於本報告。

ERNST & YOUNG
安　永

香港
中環
金融街8號
國際金融中心二期
18樓

敬啟者：

下文載列吾等按照第II節附註2所載基準而編製之卜蜂國際有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度各年(「相關期間」)之財務資料報告，以供載入　貴公司於二零零八年五月二十七日就　貴公司與CP China Investment Limited(一家於開曼群島註冊成立之投資控股公司，由　貴公司控權股東持有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有)於二零零八年四月十八日簽訂之出售協議建議出售接近全部　貴集團之飼料廠及禽畜業務及農產品貿易業務(「出售集團」)而產生之非常重大出售事項所刊發之通函(「通函」)內。

貴公司乃於一九八七年十月十六日根據百慕達一九八一年公司法(經修訂)於百慕達註冊成立之有限公司，從事於投資控股。貴公司於本報告日期在主要附屬公司之直接及間接權益乃載於下文第II節。

吾等於相關期間均為　貴集團之核數師。

本報告所載之財務資料(包括　貴集團於相關期間之綜合損益賬、綜合權益變動表及綜合現金流量表以及於二零零五年、二零零六年及二零零七年十二月三十一日　貴集團綜合資產負債表及　貴公司資產負債表及其附註)(「財務資料」)乃基於　貴公司之經審核綜合財務報表編製。財務資料乃按照下文第II節附註2所載之基準編製，而編製時認為毋須作出任何調整。

推薦意見

經考慮上述主要因素及理由後，吾等認為，出售事項及持續關連交易之條款乃於一般日常業務過程中按一般商業條款訂立，屬公平合理且符合　貴公司及股東之整體利益。因此，吾等籲請各獨立股東、並建議獨立董事委員會籲請各獨立股東，投票贊成將於股東特別大會上提呈以批准出售事項及持續關連交易之決議案。

此致

卜蜂國際有限公司
獨立董事委員會及列位獨立股東　台照

代表
滙富融資有限公司
執行董事
朱達凱
謹啟

二零零八年五月二十七日

(iii) 年度上限

下文載列(i)浦城向CP Intertrade就截至二零零七年十二月三十一日止三個年度供應A類商品之以往年度銷售；及(ii)卜蜂國際供應協議生效當日起計截至二零零八年十二月三十一日止年度餘下部分及截至二零一零年十二月三十一日止兩個年度以人民幣列示之年度上限明細分析：

	過往年度銷售			年度上限		
	二零零五年	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年
人民幣千元	7,586	244	1,159	2,000	2,200	2,420
千港元	8,420	271	1,286	2,220	2,442	2,686
年比增加／(減少)		(97%)	375%	73%	10%	10%

誠如董事會函件所述，年度上限乃經參考(i)上表所示之過往年度銷售；(ii)A類商品當前市價；及(iii)就符合中國整體消費物價可能出現之價格上升及未來銷量增長作出之備抵而釐定。

董事指出，CP Intertrade已向新卜蜂國際集團管理層表示，基於彼等客戶之訂貨量，彼等於二零零八年將向新卜蜂國際集團採購年度上限金額之金霉素。

誠如上表所示，與CP Intertrade之間之過往交易金額於過往三年有所波動，誠如董事會函件所述，此乃由於CP Intertrade之客戶需求及客戶基礎變動所致。

誠如上文(A)節所述，A類商品之價格將參照中國農產品價格指數予以調整。誠如中國國家統計局於二零零八年四月所公佈，中國農產品價格於二零零八年第一季較二零零七年同期上升25.5%。

經考慮(i)董事認為二零零八年、二零零九年及二零一零年之年度上限絕對值增加較二零零七年產銷金霉素所產生之總收入約人民幣506,720,000元而言屬微不足道；(ii)CP Intertrade於來年需求指示；及(iii)中國農產品價格指數之過往增長，吾等認為釐定年度上限之基準乃屬合理。

最多將為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

吾等已審閱浦城或現有卜蜂國際集團其他成員公司分別向CP Intertrade及獨立第三方供應A類商品之近期銷售文件樣本，吾等注意到：

(a) A類商品之價格有所不同，經董事確認，其價格乃基於實際落單時A類商品於中國之當前市價及需求而釐定；

(b) 較之於向獨立第三方所提供之價格，向CP Intertrade所提供者對浦城或現有卜蜂國際集團其他成員公司而言並非稍遜；及

(c) CP Intertrade被要求預先付款，而獨立第三方則獲提供信貸期最多60日。

董事指出，上述定價原則及信貸期將一般應用於卜蜂國際供應協議項下之交易。然而，為使新卜蜂國際集團於進行銷售時更具彈性，會根據卜蜂國際供應協議向CP Intertrade提供最多60日之信貸期。董事並且指出，於日後亦可能向獨立第三方提供類似之信貸期。實際信貸期將於實際落單時釐定。

此外，董事確認，倘　貴公司於實際落單時並不同意有關價格或信貸期，　貴公司並無責任向CP Intertrade供應A類商品。

經考慮上文所述及董事確認將向CP Intertrade及獨立第三方提供類似之價格及信貸期，吾等贊同董事之觀點，認為卜蜂國際供應協議之條款乃按一般商業條款訂立，屬公平合理且符合　貴公司及股東之整體利益。

經考慮(i)過往年度採購；(ii)預期於二零零八年下半年開始生產經改良金霉素後對B類商品之估計需求；(iii)董事預期沙利黴素未來數年之整體市場趨勢將有所改善；及(iv)中國農產品中之油產品價格上升顯示B類商品價格之可能年度升幅，吾等認為釐定截至二零一零年十二月三十一日止三個年度之年度上限之基準乃屬合理。

(C) 卜蜂國際供應協議

(i) 理由及裨益

誠如董事會函件所述， 貴公司通過其非全資附屬公司浦城正大生化有限公司(「**浦城**」)與CP Intertrade於二零零五年十月五日就於二零零五年十月至二零零七年十二月止期間供應A類商品簽訂一份供應協議，此協議構成 貴公司之持續關連交易，獲豁免須取得獨立股東批准之規定。浦城於上述供應協議在二零零七年十二月三十一日屆滿後繼續向CP Intertrade供應A類商品，誠如董事會函件所述，二零零八年一月一日直至最後實際可行日期之交易總金額並未超過1,000,000港元。

CP Intertrade 向 貴公司管理層表示，預期於截至二零一零年十二月三十一日止三個年度之採購量將有所增加，故簽訂卜蜂國際供應協議將使 貴公司可長遠向CP Intertrade持續供應CP Intertrade不時所需之A類商品。

CP Intertrade為一般產品乃至消費者及工業用品之國際品牌之直接出入口商及貿易及推廣代理。因此，董事認為簽訂卜蜂國際供應協議乃一個良機，使新卜蜂國際集團可保留於中國擁有豐富經驗及廣大零售網絡之主要客戶。

經考慮上文所述，吾等認為簽訂卜蜂國際供應協議乃於一般日常商業過程中進行，並符合 貴公司及股東之整體利益。

(ii) 主要條款

與上文(A)節所載向CP China提供之條款相同，根據董事會函件，根據卜蜂國際供應協議將予供應之A類商品之價格將參照A類商品於中國之當前市價及需求而釐定，將不遜於 貴公司可自獨立第三方取得者。信貸期

(iii) 年度上限

下文載列(i)現有卜蜂國際集團相關成員公司向正大農牧之附屬公司就截至二零零七年十二月三十一日止三個年度採購B類商品之以往年度採購；及(ii)截至二零一零年十二月三十一日止三個年度以人民幣列示之年度上限明細分析。由於董事預期卜蜂國際持續關連交易協議將於截至二零零八年十二月三十一日或二零零九年十二月三十一日止財政年度內某時間生效，故該財政年度之年度上限應為全年金額按由卜蜂國際持續關連交易協議生效當日起直至二零零八年十二月三十一日或二零零九年十二月三十一日(視乎情況而定)以逐日基準計算之該財政年度餘下部分所佔之比例計算：

	過往年度採購			年度上限		
	二零零五年	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年
人民幣千元	1,945	1,982	296	2,000	2,000	2,000
千港元	2,159	2,200	329	2,220	2,220	2,220
年比增加／(減少)	–	2%	(85%)	575%	0%	0%

誠如董事會函件所述及董事進一步指出，年度上限乃經參考(i)上表所示之過往年度採購額；(ii)預期於二零零八年下半年開始生產經改良金霉素後對B類商品之需求增加；(iii) B類商品當前市價；及(iv)就符合中國整體消費物價可能出現之價格上升及未來銷量增長作出之備抵而釐定。

誠如上文所述，現有卜蜂國際集團擬於二零零八年下半年開始生產經改良金霉素。董事指出，二零零八年、二零零九年及二零一零年之年度上限乃基於二零零八年下半年經改良金霉素之估計產量、向新買方集團採購B類商品之相應數量、B類商品之當前市價以及其估計價格升幅而計算。二零零九年及二零一零年之年度上限乃基於二零零八年之年度上限及參照中國農產品中之油產品價格水平而估計之可能價格升幅而釐定。此外，儘管沙利徽素已於二零零七年停產，董事相信此非核心產品之整體市場趨勢將會逆轉，因此當沙利徽素變得有利可圖時，可能於未來數年重新生產沙利徽素。

誠如中國國家統計局於二零零八年四月所公佈，中國農產品中之油產品價格於二零零八年第一季較二零零七年同期上升約33.4%。

吾等已審閱現有卜蜂國際集團相關成員公司分別向正大農牧之附屬公司及獨立第三方採購B類商品之近期銷售文件樣本，吾等注意到：

(a) B類商品之價格有所不同，經董事確認，其價格乃基於實際落單時B類商品於中國之當前市價及需求而釐定；

(b) 較之於獨立第三方所提供之價格，正大農牧之附屬公司所提供者對現有卜蜂國際集團相關成員公司而言並非稍遜；及

(c) 現有卜蜂國際集團相關成員公司獲獨立第三方提供之信貸期為最多30日，然而，正大農牧之附屬公司則要求其即時付款。

董事指出，上述定價原則將一般應用於卜蜂國際持續關連交易協議項下之交易。新卜蜂國際集團將獲提供60日之信貸期。此外，倘　貴公司於實際落單時並不同意有關價格或信貸期，　貴公司並無責任向買方採購B類商品。

經考慮(a)上述定價原則；及(b)買方將根據卜蜂國際持續關連交易協議向新卜蜂國際集團所提供之信貸期乃優於獨立第三方近期所提供者，吾等贊同董事之觀點，認為卜蜂國際持續關連交易協議之條款乃按一般商業條款訂立，屬公平合理且符合　貴公司及股東之整體利益。

經考慮(i)過往銷售金額；(ii)相關公司之相關成員公司日後對A類商品需求情況；(iii)董事認為二零零八年、二零零九年及二零一零年之年度上限絕對值年比增加較二零零七年產銷金霉素的總收入約人民幣506,720,000元而言屬微不足道；(iv)市場新趨勢乃使用價格及毛利率較飼料級金霉素為高之鹽酸金霉素；及(v)中國農產品價格指數之過往增長，吾等認為釐定年度上限之基準乃屬合理。

(B) 卜蜂國際持續關連交易協議

(i) 理由及裨益

B類商品為金霉素其中一種原材料。經與　貴公司管理層討論後，吾等得悉其計劃增加生產金霉素所使用之B類商品之比例，藉以改良金霉素之品質(「**經改良金霉素**」)。經改良金霉素擬於二零零八年下半年開始生產，屆時新卜蜂國際集團對B類商品之需求預期將會增加。

B類商品亦用作生產獸醫藥抗生素產品沙利黴素。誠如董事會函件所述，儘管現有卜蜂國際集團因毛利率低而於二零零七年停止生產沙利黴素，惟董事擬於市場趨勢逆轉及沙利黴素變得有利可圖時，於未來數年重新生產。

管理層指出，現有卜蜂國際集團分別向正大農牧一家附屬公司及獨立第三方採購B類商品。由於正大農牧將於完成後將成為買方之全資附屬公司，　貴公司已簽訂卜蜂國際持續關連交易協議藉以繼續向新買方集團採購B類商品。

經考慮上文所述，吾等認為簽訂卜蜂國際持續關連交易協議乃於一般日常商業過程中進行，並符合　貴公司及股東之整體利益。

(ii) 主要條款

誠如董事會函件所載，根據卜蜂國際持續關連交易協議將予供應之B類商品之價格將參照B類商品於中國之當前市價及需求而釐定，將不遜於　貴公司可自獨立第三方取得者。此外，買方將提供之信貸期最多將為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

(iii) 年度上限

下文載列(i)現有卜蜂國際集團相關成員公司向相關公司之相關成員公司就截至二零零七年十二月三十一日止三個年度供應A類商品之以往年度銷售；及(ii)根據CP China持續關連交易協議就截至二零一零年十二月三十一日止三個年度以人民幣列示之年度上限明細分析。由於董事預期CP China持續關連交易協議將於截至二零零八年十二月三十一日或二零零九年十二月三十一日止財政年度內某時間生效，故該財政年度之年度上限應為全年金額按由CP China持續關連交易協議生效當日起直至二零零八年十二月三十一日或二零零九年十二月三十一日(視乎情況而定)以逐日基準計算之該財政年度餘下部分所佔之比例計算：

	過往年度銷售			年度上限		
	二零零五年	二零零六年	二零零七年	二零零八年	二零零九年	二零一零年
人民幣千元	30,175	20,195	18,383	21,000	25,000	30,000
千港元	33,494	22,416	20,405	23,310	27,750	33,300
年比增加／(減少)		(33%)	(9%)	14%	19%	20%

誠如董事會函件所述，年度上限乃經參考(i)上表所示之過往年度銷售；(ii)A類商品當前市價；及(iii)就符合中國整體消費物價可能出現之價格上升及未來銷量增長作出之備抵而釐定。

吾等已就釐定年度上限之基準與　貴公司管理層進行討論，並獲告知誠如上表所示二零零五年至二零零七年之年度銷售有所下降，主要乃由於爆發禽流感及其他動物疫症以致禽畜數目及飼養業界對飼料添加劑及金霉素之需求均有所下降所致。儘管如此，相關公司之相關成員公司已指出，彼等向新卜蜂國際集團採購A類商品之年採購量將維持與二零零七年相若之水平，並會於往後數年開始向新卜蜂國際集團採購鹽酸金霉素。此外，董事擬提高A類商品之價格，以補償原材料成本上升。

董事指出，彼等將參照中國農產品價格指數以調高A類商品之價格。誠如中國國家統計局於二零零八年四月所公佈，中國農產品價格於二零零八年第一季較二零零七年同期上升25.5%。

(ii) 主要條款

誠如董事會函件所載，根據CP China持續關連交易協議將予供應之A類商品之價格將參照A類商品於中國之當前市價及需求而釐定，對 貴公司而言將不遜於其可自獨立第三方取得者。此外， 貴公司將提供之信貸期最多將為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

吾等已審閱現有卜蜂國際集團相關成員公司分別向相關公司之相關成員公司及獨立第三方供應A類商品之近期銷售文件樣本，吾等注意到：

(a) A類商品之價格有所不同，經董事確認，其價格乃基於實際落單時A類商品於中國之當前市價及需求而釐定；

(b) 較之於向獨立第三方所提供之價格，向相關公司之相關成員公司所提供者對現有卜蜂國際集團相關成員公司而言並非稍遜；及

(c) 現有卜蜂國際集團相關成員公司向相關公司之相關成員公司及獨立第三方所提供之信貸期分別最多為30日及60日。

董事指出，上述定價原則及信貸期將應用於CP China持續關連交易協議項下之交易。然而，為使新卜蜂國際集團於進行銷售時更具彈性，或會就CP China持續關連交易協議向買方提供最多60日之信貸期。董事並且指出，日後亦可能向獨立第三方提供類似之信貸期。向買方或獨立第三方所提供之實際信貸期將於實際落單時釐定。

此外，董事確認，倘 貴公司於實際落單時並不同意有關價格或信貸期， 貴公司並無責任向買方供應A類商品。

經考慮上文所述及董事確認將向買方及獨立第三方提供類似之價格及信貸期後，吾等贊同董事之觀點，認為CP China持續關連交易協議之條款乃按一般商業條款訂立，屬公平合理且符合 貴公司及股東之整體利益。

- 現有卜蜂國際集團及相關公司承擔高資本負債比率及沉重財務負擔；
- 中國農牧業務之不利經營環境；
- 中國飼料添加劑行業之前景；
- 新卜蜂國際集團生產規模擴展；及
- 新卜蜂國際集團之資產淨值、盈利、資本負債比率及現金流量因出售事項而有所改善，

吾等認為，出售協議之條款乃按一般商業條款訂立，就 貴公司及獨立股東而言屬公平合理，而出售事項乃符合 貴公司及股東之整體利益。

(II) 持續關連交易

(A) CP China持續關連交易協議

(i) 理由及裨益

生化業務(包括產銷A類商品，即金霉素)為現有卜蜂國際集團其中一個業務分部，於截至二零零七年十二月三十一日止年度對現有卜蜂國際集團收入貢獻約72,110,000美元或3.16%。

現有卜蜂國際集團生產之金霉素包括飼料級金霉素及鹽酸金霉素。誠如董事會函件所述，於完成後新卜蜂國際集團有意集中於有利可圖之飼料添加劑業務，即產銷A類商品，尤其為鹽酸金霉素。鹽酸金霉素為一種純度較飼料級金霉素為高之金霉素，因此其價格及毛利率亦較高。根據二零零七年年報，鹽酸金霉素售價穩定，而國內及海外銷售量分別上升8.5%及30.3%，為二零零七年生化業務之新亮點。誠如上文所述，為把握此商機，現有卜蜂國際集團已於福建興建新廠房以生產金霉素。

由於相關公司將於完成後成為買方之全資附屬公司， 貴公司與買方簽訂CP China持續關連交易協議，藉以繼續向新買方集團供應A類商品。

經考慮上文所述，吾等認為簽訂CP China持續關連交易協議乃於一般日常商業過程中進行，並符合 貴公司及股東之整體利益。

佔未經審核綜合權益應約為95,940,000美元，較出售事項前於二零零七年十二月三十一日現有卜蜂國際集團股東應佔經審核綜合權益增加約47.31%。

盈利

於完成後，相關公司之盈利將不再併入新卜蜂國際集團業績。根據二零零七年年報，本年度現有卜蜂國際集團股東應佔經審核純利約為2,490,000美元。誠如通函附錄三之新卜蜂國際集團未經審核備考綜合損益賬(其假設出售事項已於二零零七年一月一日進行)所載，經計及於二零零七年十二月三十一日股東應佔相關公司所錄得虧損約14,310,000美元、出售事項收益及若干備考調整後，新卜蜂國際集團股東應佔未經審核純利應約為55,970,000美元，較出售事項前於二零零七年十二月三十一日現有卜蜂國際集團股東應佔經審核純利增加約2,147.79%。

資本負債比率

現有卜蜂國際集團之資本負債比率(按附利息之銀行貸款及其他貸款總額除以總權益(包括少數股東權益)計算)於二零零七年十二月三十一日約為492.62%。根據通函附錄三之新卜蜂國際集團未經審核備考綜合資產負債表(其假設出售事項已於二零零七年十二月三十一日進行)，新卜蜂國際集團之資本負債比率將降至125.17%。由於出售事項之所得款項淨額擬用作償還新卜蜂國際集團之銀行借貸，故預期資本負債比率將可進一步改善。

現金流量

誠如通函附錄三之新卜蜂國際集團未經審核備考綜合現金流量表所載，完成後現金及現金等額於二零零七年十二月三十一日約為111,270,000美元(經計及出售事項所得款項淨額)，較出售事項前於二零零七年十二月三十一日現有卜蜂國際集團之現金及現金等額增加約28,410,000美元。

鑑於出售事項所得款項淨額將大幅增加新卜蜂國際集團之財務資源(新卜蜂國際集團將用以償還債務)，吾等認為出售事項乃符合　貴公司及股東之整體利益。

經考慮上述出售事項之主要因素及理由，即：

- 相關公司所進行之農牧業務於過去數年錄得虧損；

4. 出售事項項下之相關公司並非上市公司，其業務主要由股東權益及出售貸款撥付。就比較而言，資產淨值相當於出售貸款之價值及股東應佔權益之總和。

5. 相關公司於截至二零零七年十二月三十一日止年度錄得虧損約13,880,000美元，因此市盈率並不適用。

市盈率方法

參照市盈率乃對產生收益之企業估值時最普遍使用之方法。吾等認為將相關公司最近期刊發之財務資料與可資比較公司於相關期間之財務資料比較，乃有意義之方法。然而，由於相關公司於截至二零零七年十二月三十一日止年度錄得虧損，因此市盈率方法並不適用。

資產淨值方法

將出售事項代價較相關公司相關資產淨值之溢價或折讓與可資比較公司市值較最近期刊發資產淨值之相應溢價或折讓比較，亦為一個普遍採用之估值方法。誠如上表所示，出售事項代價較相關公司資產淨值之溢價約為42.81%，較可資比較公司約83.84%至338.69%之溢價範圍為低。鑑於相關公司(i)於過去數年錄得虧損；(ii)承擔高債務水平及財務成本；及(iii)並非上市公司因此價值一般較上市公司為低，吾等認為，出售事項代價較相關公司最近期刊發資產淨值溢價約42.81%乃屬公平合理。

經考慮(i)若干相關公司所進行之農牧業務於過去數年錄得虧損及於二零零七年十二月三十一日之淨負債；(ii)新卜蜂國際集團將可免除農牧業務所導致之重大財務負擔；(iii)出售貸款乃由 貴公司於完成時墊付予正大農牧；及(iv)出售事項將可產生收益，吾等認為，釐定代價之基準乃屬合理。

(iii) 出售事項之財務影響

下文載列完成後對新卜蜂國際集團財務狀況之影響：

資產淨值

基於二零零七年年報，現有卜蜂國際集團股東應佔經審核綜合權益約為65,130,000美元。誠如通函附錄三之新卜蜂國際集團未經審核備考資產負債表(其假設出售事項已於二零零七年十二月三十一日進行)所載，經計及股東應佔相關公司淨虧損、出售事項之代價及若干備考調整後，新卜蜂國際集團股東應

為評估出售事項代價就吾等所深知是否公平合理，吾等已挑選三家主要從事農牧業務且現時於聯交所主板上市之公司(「**可資比較公司**」)，以市盈率方法及資產淨值方法作出比較。吾等之比較結果概述如下：

公司 (股份編號)	主要業務	於最後實際可行日期之市值 *(附註1)* *(百萬港元)*	最後實際可行日期前最近期刊發之資產淨值 *(附註1)* *(百萬港元)*	市盈率 *(附註2)* *(倍)*	市值較最近期刊發之資產淨值溢價／(折讓) *(%)*
中國糧油控股有限公司(606)	從事油籽加工、生物燃料及生化、大米貿易及加工、啤酒原料及小麥加工	19,119.58	10,400.27	17.38	83.84
超大現代農業(控股)有限公司(682)	銷售農產品	23,229.63	10,284.05	12.08	125.88
中國綠色食品(控股)有限公司(904)	種植及銷售農產品，包括新鮮農產品、經加工產品、醃製產品、大米產品、果蔬汁產品及方便麵	8,207.72	1,870.94	21.37	338.69
			最高	**21.37**	**338.69**
			最低	**12.08**	**83.84**
			平均	**16.94**	**182.80**
出售事項－相關公司		**801.84** *(附註3)*	**561.48** *(附註4)*	**不適用** *(附註5)*	**42.81**

資料來源：聯交所網站 (www.hkex.com.hk)

附註：

1. 人民幣兌港元及美元兌港元乃分別按人民幣1.0元兌1.11港元及1.0美元兌7.8港元之匯率換算，僅供説明用途。

2. 根據可資比較公司於最後實際可行日期之收市價對最近期刊發之盈利計算。

3. 出售事項之市值為代價。

根據《中國農業年鑑2006》及中國中央人民政府網站所述之「第十一個五年規劃」概要，肉類年產量預計由二零零五年之77,430,000噸增至二零一零年之84,000,000噸，年增長率為1.64%。至於飼料年產量於二零一零年將達131,000,000噸，產值約為人民幣340,000,000,000元，而二零零五年飼料年產量則約為100,000,000噸，產值約為人民幣300,000,000,000元。根據中國農業部於二零零八年四月發表之二零零八年首季中國飼料市場分析，豬隻、肉雞及蛋雞之飼料價格於二零零八年首季均有所上升。二零零八年三月豬隻飼料價格較二零零七年同期上升27.59%，而肉雞及蛋雞飼料於二零零八年三月之價格則分別較二零零七年同期上升22.02%及22.33%。

董事相信，飼料需求攀升將令飼料添加劑之需求有所上升，從而令飼料級金霉素及鹽酸金霉素之需求上升。為把握此增長商機，現有卜蜂國際集團已於中國福建浦潭興建新廠房，預期可於二零零八年全面投產。

工業業務之前景

現有卜蜂國際集團之工業業務包括通過其共同控制企業產銷摩托車、汽車配件及化油器，以及分銷卡特彼勒工程機械。誠如董事會函件所載，截至二零零七年十二月三十一日止年度，工業業務之經審核除稅後溢利（按權益入賬法計入現有卜蜂國際集團之財務報表內）約為5,830,000美元，相當於現有卜蜂國際集團同年之經審核除稅後溢利約140.10%。董事相信，該等工業產品之需求將持續上升，而工業業務將繼續成為新卜蜂國際集團一個有利可圖之業務分部。

鑑於生化業務及工業業務之機遇，董事指出，新卜蜂國際集團將集中於產銷飼料添加劑、產銷摩托車、汽車配件及化油器，以及分銷卡特彼勒工程機械，而彼等對新卜蜂國際集團未來發展充滿信心。

經考慮(i)相關公司錄得虧損及沉重之財務負擔；(ii)農牧業務不利之經營環境；及(iii)生化及工業業務之前景後，吾等認為簽訂出售協議乃符合 貴公司及股東之整體利益。

(ii) 代價／付款條款

出售事項之代價為102,800,000美元，乃經參考相關公司於二零零七年十二月三十一日之整體淨負債及出售貸款之價值後釐定，買方須於完成當日向 貴公司以現金支付。誠如通函附錄三之新卜蜂國際集團之未經審核備考財務資料所載，於完成時，新卜蜂國際集團將錄得約33,870,000美元之出售收益。

二零零七年年報(「**二零零七年年報**」)所述，儘管農牧業務各事業線營業額皆見增長，然而，原材料價格顯著上升，亦為整體生產成本添上壓力。另一方面，隨著中國農產商品價格不斷上揚，加上人民幣持續升值，令現有卜蜂國際集團農牧業務在中國之經營環境益發困難。此外，中國當局近期實施防範措施，藉控制食品及禽畜價格以壓抑通脹，亦導致現有卜蜂國際集團之農牧業務前景不明朗。

出售事項之主要目的，乃通過出售錄得虧損之農牧業務以精簡現有卜蜂國際集團之企業架構，藉以集中於有利可圖之生化業務(金霉素)(「**金霉素**」)及工業業務。

鑑於農牧業務持續錄得虧損，以及農牧業務之經營環境競爭劇烈，吾等贊同董事認為出售事項乃　貴公司以合理價格變現相關公司業務之良好機遇。

削減新卜蜂國際集團之債務水平

現有卜蜂國際集團於二零零七年十二月三十一日分別錄得淨資產及淨流動負債約113,200,000美元及355,830,000美元，而附利息之銀行貸款及其他貸款於二零零七年十二月三十一日約為557,650,000美元，其中約425,150,000美元(或76.24%)與相關公司有關。約432,080,000美元之貸款須於二零零八年償還，其中約403,150,000美元(或超過93.30%)與相關公司有關。於二零零七年十二月三十一日，現有卜蜂國際集團所承擔之資本負債比率高達492.62%，而截至二零零七年十二月三十一日止年度於綜合損益賬所入賬之財務成本為40,140,000美元。

誠如董事會函件所述，經扣除印花稅及專業費用等開支後之出售事項所得款項淨額約101,500,000美元，將為新卜蜂國際集團提供財務資源以償還現有卜蜂國際集團之部分債務。吾等贊同董事之觀點，認為於完成後以所得款項淨額償還債務以大幅降低新卜蜂國際集團之債務水平及財務負擔，乃對　貴公司及股東有利。

董事指出彼等亦曾考慮配售新股或供股等其他方法，然而，鑑於現時之市場氣氛及　貴公司股價的市場表現，董事相信出售事項乃削減新卜蜂國際集團沉重財務負擔之最佳方法。

生化業務之前景

根據二零零七年年報，現有卜蜂國際集團為中國最大規模之金霉素生產商，而新卜蜂國際集團將繼續其產銷金霉素之生化業務。

吾等亦依賴通函內所載之資料、陳述及假定董事於通函內就所相信、意見及意向而作出之所有聲明於彼等作出時乃真實、準確及完整且於通函日期仍為真實及準確。吾等假定董事於通函內就所相信、意見及意向而作出之所有聲明乃經審慎查詢後合理作出。吾等認為，吾等已審閱足夠資料以達致知情之意見及並無理由懷疑董事向吾等提供之資料及陳述之真實性、準確性及完整性。吾等已獲董事告知，通函內所提供及提述之資料並無隱瞞或遺漏重大事實。

然而，吾等對 貴公司管理層及董事所提供之資料並無進行任何獨立核實，亦無對 貴公司、相關公司、買方及CP Intertrade或彼等各自任何之附屬公司、共同控制企業或聯營公司之業務及狀況進行任何獨立調查。

所考慮之主要因素及理由

在達致吾等就出售事項及持續關連交易致獨立董事委員會及獨立股東之推薦意見時，吾等已考慮下列主要理由及因素：

(I) 出售事項

出售協議

(i) 理由及裨益

現有卜蜂國際集團主要從事農產品貿易、經營飼料廠及家禽業務、產銷摩托車、汽車配件及化油器，以及分銷卡特彼勒工程機械。

農牧業務之表現

現有卜蜂國際集團於截至二零零七年十二月三十一日止年度之收入約為2,280,000,000美元，其中約2,220,000,000美元（或97.37%）乃主要來自相關公司及彼等成員公司之農牧業務。然而，相關公司於年內錄得股東應佔淨虧損約14,310,000美元。截至二零零六年十二月三十一日止年度，相關公司所貢獻之收入約為1,620,000,000美元，較截至二零零五年十二月三十一日止年度下跌約8.47%。此外，相關公司於二零零六年錄得股東應佔淨虧損約27,280,000美元，而二零零五年則為溢利約11,120,000美元。

誠如通函中董事會函件（「**董事會函件**」）所載，現有卜蜂國際集團農牧業務之財務表現一直因間歇爆發動物疫症、部分重要出口市場禁止若干農產品入口、原材料價格上漲以及本地競爭者造成定價壓力而受到負面影響。誠如 貴公司

謝氏家族股東直接及間接合共擁有　貴公司約51.43%已發行股本。

買方為一家投資控股公司，由　貴公司控權股東謝氏家族股東持有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有，故買方根據上市規則之定義為　貴公司之關連人士。因此，根據上市規則，出售事項構成　貴公司之關連交易。由於根據上市規則第14.07條，有關出售事項之適用百分比率超過75%，故出售事項根據上市規則亦構成　貴公司之非常重大出售事項。

於二零零八年四月十八日，貴公司與CP Intertrade亦就新卜蜂國際集團向CP Intertrade供應A類商品簽訂卜蜂國際供應協議。CP Intertrade由謝氏家族股東擁有51.31%權益，並透過於CPI Holding Co., Ltd.於　貴公司之持股間接於　貴公司已發行股本中擁有34.74%權益。根據上市規則，CP Intertrade為　貴公司之主要股東及關連人士。

由於根據上市規則第14.07條，持續關連交易協議年度上限之各個合計百分比率均多於2.5%，因此，根據上市規則第14A.35條，持續關連交易協議項下擬進行之交易構成　貴公司之非豁免持續關連交易，須遵守上市規則第14A.45至14A.48條有關（其中包括）經獨立股東於股東特別大會上批准之規定。

根據上市規則規定，於股東特別大會上就出售事項及持續關連交易之投票將以點票方式進行，而任何於出售事項及持續關連交易中擁有重大權益之股東須放棄投票。謝氏家族股東及彼等各自之聯繫人士直接及間接持有1,486,108,445股股份之權益（佔　貴公司已發行股本約51.43%）並控制此等股份之投票權，將於股東特別大會上就將予提呈有關出售事項及持續關連交易之決議案放棄投票。

貴公司已成立由獨立非執行董事Kowit Wattana先生、Sombat Deo-isres先生及馬照祥先生（彼等於出售事項及持續關連交易中概無擁有權益）組成之獨立董事委員會，以就出售事項及持續關連交易向獨立股東提供意見。吾等已獲委聘就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

在吾等就出售事項及持續關連交易向獨立董事委員會及獨立股東達成吾等意見及建議時，吾等依賴董事向吾等提供其認為完整及相關之資料及陳述。

下文乃滙富致獨立董事委員會及獨立股東就出售事項及持續關連交易提供意見之函件全文，僅供載入本通函內。

KingswayGroup
滙富融資有限公司

香港中環
夏愨道10號
和記大廈5樓
電話：(852) 2877-1830
傳真：(852) 2283-7722

敬啟者：

關連交易

非常重大出售事項
及
持續關連交易

緒言

吾等獲委聘為獨立財務顧問向獨立董事委員會及獨立股東就出售事項及持續關連交易提供意見，有關詳情列載於卜蜂國際有限公司二零零八年五月二十七日致股東之通函(「**通函**」)，本函件亦為通函之一部分。除文義另有所指，本函件用語之涵義與通函所界定者相同。

茲提述　貴公司於二零零八年四月十八日之公佈。於二零零八年四月十八日，貴公司與買方就以代價102,800,000美元(約801,840,000港元)建議出售出售權益及出售貸款簽訂出售協議。因預期於出售事項完成後，相關公司將不再為　貴公司之附屬公司並成為買方之全資附屬公司，貴公司與買方已就新卜蜂國際集團及新買方集團之間分別為A類商品及B類商品將予進行之供應及購買安排，於二零零八年四月十八日簽訂CP China持續關連交易協議及卜蜂國際持續關連交易協議。

公平合理，並符合本公司及其股東之整體利益。吾等因此建議獨立股東於股東特別大會上就有關出售事項及持續關連交易之決議案投票贊成。

此致

列位獨立股東 台照

代表獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
Kowit Wattana	**Sombat Deo-isres**	**馬照祥**
謹啟	謹啟	謹啟

二零零八年五月二十七日

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

敬啟者：

關連交易
非常重大出售事項
及
持續關連交易

吾等參照二零零八年五月二十七日刊發予股東之通函(「通函」)，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

作為獨立於出售事項、持續關連交易及概無於出售事項及持續關連交易項下交易擁有任何利益之獨立非執行董事，吾等獲董事會委任按吾等所認為出售事項及持續關連交易之條款及持續關連交易之相關年度上限對獨立股東整體而言是否公平合理向 閣下提供意見。

滙富已獲本公司委任為獨立財務顧問，就出售事項及持續關連交易之條款及持續關連交易之相關年度上限之公平性及合理性向吾等提供意見。意見詳情、達致該等意見時所考慮之主要因素及理由載列於通函第22至39頁。敬請 閣下亦垂注載列於本通函第5至19頁之董事會函件及載列於本通函附錄內之附加資料。

經考慮滙富於其意見函件內之意見、所考慮之主要因素及理由後，吾等認為出售事項及持續關連交易之條款及持續關連交易之相關年度上限就獨立股東而言乃屬

茲隨附適用於股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，敬請依照隨附代表委任表格上之指示將表格填妥，盡快並無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之香港股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806至7室。股東填妥及交回代表委任表格後，仍可依願親身出席大會並於會上投票。

謝氏家族股東及彼等各自之聯繫人士將於股東特別大會上就將予提呈有關出售事項及持續關連交易之決議案放棄投票。

根據本公司章程細則第59條，於任何股東大會上進行表決之決議案將以舉手形式決定，除非上市規則規定以點票形式決定或（於公佈舉手結果之前或之際或任何其他以點票形式表決之要求被撤銷之際）下列人士要求以點票形式決定：(i)大會主席；或(ii)最少三位親身或由代表出席並有權投票之股東；或(iii)合共持有不少於在大會上有權出席及投票之所有股東逹百分之十的總投票權之親身或由代表出席之股東（倘該股東為法團，則為其正式授權代表）；或(iv)合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之親身或由代表出席之股東（倘該股東為法團，則為其正式授權代表）。

據上述所指，股東特別大會之主席將提出要求以點票形式就將於股東特別大會上提呈有關出售事項及持續關連交易之每項普通決議案進行投票。

M. 其他資料

敬希垂注載列於本通函各附錄所載之其他資料。

此致

列位股東　台照

承董事會命
董事
何平僊
謹啟

二零零八年五月二十七日

CP Intertrade由謝氏家族股東擁有51.31%權益，並透過CPI Holding Co., Ltd.於本公司之持股間接於本公司已發行股本中擁有34.74%權益。根據上市規則，CP Intertrade為本公司之主要股東及關連人士。

由於根據上市規則第14.07條，持續關連交易協議年度上限之各個合計百分比率各自多於2.5%，因此，根據上市規則第14A.35條，持續關連交易協議項下擬進行之交易構成本公司之非豁免持續關連交易，須遵守(其中包括)經獨立股東於股東特別大會上批准之規定。

根據上市規則規定，於股東特別大會上就出售事項及持續關連交易之投票將以點票方式進行，而任何於出售事項及持續關連交易中擁有重大權益之股東須放棄投票。謝氏家族股東及彼等各自之聯繫人士直接及間接擁有1,486,108,445股股份之權益(佔本公司已發行股本約51.43%)並控制此等股份之投票權，將於股東特別大會上就將予提呈有關出售事項及持續關連交易之決議案放棄投票。

K. 推薦意見

已成立獨立董事委員會，以考慮就出售事項及持續關連交易各自之條款及持續關連交易項下之相關年度上限對獨立股東而言是否公平合理，而滙富已獲委聘向獨立董事委員會及獨立股東就該等事項提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件全文載列於本通函第22至39頁，而獨立董事委員會致獨立股東之函件全文載列於第20至21頁。

獨立董事委員會經考慮滙富之意見後，認為出售事項及持續關連交易各自之條款及持續關連交易項下之相關年度上限乃公平合理及符合本公司及股東之整體利益，因此，建議獨立股東將於股東特別大會上提呈之相關決議案投票贊成。

L. 股東特別大會及委任代表之安排

召開股東特別大會之通告載於本通函第167至170頁。將於股東特別大會上向獨立股東提呈決議案，以考慮並酌情批准出售事項、持續關連交易及持續關連交易項下之相關年度上限。

盈利

完成後，相關公司之盈利將不再併入新卜蜂國際集團之財務報表。假設出售事項已於二零零七年一月一日完成，經計及本公司股東應佔相關公司於二零零七年十二月三十一日所錄得虧損約14,313,000美元(約111,641,400港元)及出售事項收益約34,000,000美元(約265,200,000港元)，本公司股東應佔未經審核純利應增加約2,150%至55,969,000美元(約436,558,200港元)。

資產及負債

經計及出售事項代價及相關公司於二零零七年十二月三十一日之淨負債後，出售事項應分別減少新卜蜂國際集團於二零零七年十二月三十一日之總資產及總負債約75.2%及83.4%。

I. 進行持續關連交易之原因

鑑於相關公司將於出售協議完成後成為買方之全資附屬公司，本公司與買方已簽訂CP China持續關連交易協議及卜蜂國際持續關連交易協議，以使新卜蜂國際集團及新買方集團於完成後分別繼續供應及購買A類商品及B類商品。

董事認為，根據卜蜂國際供應協議向CP Intertrade供應A類商品乃一個良機，使新卜蜂國際集團可保留廣大客戶基礎。

董事(包括獨立非執行董事)認為，持續關連交易協議項下之持續關連交易條款乃按一般商業條款訂立，屬公平合理且符合股東之整體利益。

J. 上市規則之含義

謝氏家族股東直接及間接合計擁有本公司約51.43%之已發行股本。

買方為一家投資控股公司，由本公司控權股東謝氏家族股東擁有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有，故買方根據上市規則為本公司之關連人士。因此，根據上市規則，出售事項構成本公司之關連交易。由於根據上市規則第14.07條，有關出售事項之適用百分比率超過75%，故出售事項根據上市規則亦構成本公司之非常重大出售事項。

因此，董事建議出售現有卜蜂國際集團之農牧業務，以集中於可產生利潤之飼料添加劑(金霉素)及工業業務，並運用所得款項淨額大幅削減新卜蜂國際集團之債務水平。憑藉出售事項，本公司銳意透過集中於可持續且有利可圖之業務及減低財務成本，改善其財務表現。

預期新卜蜂國際集團於完成後將錄得約34,000,000美元(約265,200,000港元)之出售收益。該收益乃基於下列兩者之差額估計：(i)出售事項之代價；及(ii)相關公司於二零零七年十二月三十一日之整體淨負債及出售貸款價值。經扣除印花稅及專業費用等開支後，出售事項之所得款項淨額約為101,500,000美元(約791,700,000港元)，將用作償還現有卜蜂國際集團之銀行借貸。新卜蜂國際集團緊隨完成後之備考債務／總資本負債比率預期減至125.2%。

於完成後，新卜蜂國際集團將繼續集中於生化業務，包括產銷金霉素；及工業業務，包括透過其共同控制企業產銷摩托車、汽車配件及化油器，以及分銷卡特彼勒工程機械。從事產銷金霉素之現有卜蜂國際集團生化業務於截至二零零七年十二月三十一日止年度之經審核營業額和稅後利潤分別約為72,105,000美元(約562,419,000港元)及4,423,000美元(約34,499,400港元)，分別約佔現有卜蜂國際集團同年之經審核營業額和稅後利潤之3.2%及106.4%。工業業務之經審核稅後利潤(於現有卜蜂國際集團之財務報表中按權益法入賬)於截至二零零七年十二月三十一日止年度約為5,825,000美元(約45,435,000港元)，約佔現有卜蜂國際集團同年之經審核稅後利潤140.1%。

經考慮上述因素後，董事(包括獨立非執行董事)認為，出售事項之條款屬公平合理，且符合股東之整體利益。

H. 出售事項之財務影響

於完成後，相關公司將不再為本公司之附屬公司。相關公司之財務業績將不再併入新卜蜂國際集團之財務業績。誠如本通函附錄三之新卜蜂國際集團未經審核備考財務資料所詳載，對新卜蜂國際集團之盈利、資產及負債之財務影響載列如下：

相關公司之淨虧損及淨負債

下表載列相關公司截至二零零七年十二月三十一日止兩個年度若干經審核綜合財務資料(以按國際財務報告準則編製之相關公司經審核綜合賬目為根據):

	截至二零零六年十二月三十一日止年度 *千美元*	截至二零零七年十二月三十一日止年度 *千美元*
除税及非經常項目前利潤／(虧損)	(29,697)	(5,156)
除税及非經常項目後利潤／(虧損)	(34,902)	(13,882)
本公司應佔之淨負債	(127,450)	(42,585)
少數股東應佔之淨資產	37,026	38,161
淨負債	(90,424)	(4,424)

G. 進行出售事項之原因

現有卜蜂國際集團主要從事農產品貿易、經營飼料廠及家禽業務、產銷摩托車、汽車配件及化油器,以及分銷卡特彼勒工程機械。相關公司其中兩家公司正大農牧及正大投資為現有卜蜂國際集團負責農牧業務之大部分企業之中介控股公司。第三家相關公司統傑擁有若干位於中國之物業,該等物業由相關公司部分派駐中國工作之員工使用為宿舍。第四家相關公司CT Progressive為一家中介投資控股公司,主要涉及持有一家於印度從事水產飼料生產及農業之公司之少數股東權益。

過去五年,現有卜蜂國際集團農牧業務之財務表現一直因間歇爆發動物疫症、部分重要出口市場禁止若干農產品入口、原材料價格上漲以及本地競爭者造成定價壓力而受到負面影響。因此,隨著中國農產商品價格不斷上揚,加上人民幣持續升值,令現有卜蜂國際集團農牧業務在中國之經營環境益發困難。此外,中國當局近期實施防範措施,藉控制食品及禽畜價格以壓抑通脹,亦導致現有卜蜂國際集團之農牧業務前景不明朗。再者,主要為維持現有卜蜂國際集團之農牧業務而產生之高息債務,導致現有卜蜂國際集團現時承擔之債務／總資本負債比率高達492.6%(於二零零七年十二月三十一日),而經營溢利亦因重大之財務成本而受到不利影響。

F. 相關公司資料

正大農牧

正大農牧於一九八七年十月十六日於百慕達註冊成立為獲豁免有限公司，其已發行股本為1,000,000港元，分為1,000,000股每股面值1.00港元之已繳足股份。正大農牧主要從事投資控股，並為現有卜蜂國際集團之中介控股公司，持有現有卜蜂國際集團於七十二家附屬公司、十八家共同控制企業及一家聯營公司之權益，該等公司乃於中國從事農牧業務(主要為生產飼料、畜牧以及生熟食品業務)。

正大投資

正大投資於一九九六年三月十二日在中國成立為外商獨資企業。正大投資之已繳足註冊資本為146,695,333美元(約1,144,223,598港元)。正大投資主要從事投資控股及貿易，並為現有卜蜂國際集團之中介控股公司，持有現有卜蜂國際集團於三十八家附屬公司之權益，該等公司在中國從事農牧業務(主要為生產飼料及畜牧)。

統傑

統傑於一九八七年五月十九日在香港註冊成立為私人有限公司。其已發行股本為2.00港元，分為2股每股面值1.00港元之已繳足股份。統傑主要從事物業及投資控股，擁有兩項位於中國之物業，該等物業由相關公司部分派駐中國工作之員工使用為宿舍。

第一項中國物業之面積為617.7平方米。統傑就第一項中國物業所付出之原有成本為8,581,071港元，而其於二零零七年十二月三十一日之賬面值為6,197,385港元。

第二項中國物業之面積為587.3平方米。統傑就第二項中國物業所付出之原有成本為3,102,273港元，而其於二零零七年十二月三十一日之賬面值為2,419,826港元。

CT Progressive

CT Progressive於一九九三年三月十二日在英屬維爾京群島註冊成立為股份有限公司。其已發行股本為1,000美元，分為1,000股每股面值1.00美元之已繳足股份。CT Progressive主要從事投資控股，其主要資產包括一家於印度從事水產飼料生產及農業之公司之12.5%股權。

(f) 年期

卜蜂國際供應協議將由獨立股東批准當日起生效，直至二零一零年十二月三十一日止。倘獨立股東並無批准，則卜蜂國際供應協議不會生效。

(g) 年度上限

新卜蜂國際集團就截至二零零八年十二月三十一日、二零零九年十二月三十一日及二零一零年十二月三十一日止財政年度向CP Intertrade供應A類商品之年度上限將分別不超過人民幣2,000,000元(約2,220,000港元)、人民幣2,200,000元(約2,442,000港元)及人民幣2,420,000元(約2,686,200港元)。

建議年度上限乃經參考下列各項而釐定：

(i) 浦城正大向CP Intertrade就截至二零零七年十二月三十一日止三個年度供應A類商品之以往年度銷售額；

(ii) A類商品當前市價；及

(iii) 就符合中國整體消費物價可能出現之價格上升及未來銷量增長作出之備抵。

卜蜂國際供應協議項下交易之二零零八年建議年度上限較浦城正大(作為一方)與CP Intertrade(作為另一方)於二零零七年有關供應A類商品之過往交易總值增加72.6%。二零零九年及二零一零年各自之建議年度上限則較上一年之建議年度上限增加10%。

CP Intertrade從事貿易業務。由於CP Intertrade於二零零五年餘下之兩個月內透過單一訂單購買了大量A類商品，故此截至二零零五年十二月三十一日止年度之交易金額遠高於分別截至二零零六年十二月三十一日及二零零七年十二月三十一日止兩個年度各自之全年總額，其交易金額大大減低乃由於CP Intertrade之客戶需求減少及客戶基礎調整所致。

有關浦城正大與CP Intertrade之間於二零零五年、二零零六年及二零零七年供應A類商品之以往交易資料載列如下：

	年度金額					
貨品	二零零五年		二零零六年		二零零七年	
	人民幣千元	*千港元*	*人民幣千元*	*千港元*	*人民幣千元*	*千港元*
A類商品	7,586	8,420	244	271	1,159	1,286

E. 卜蜂國際供應協議

誠如本公司之前於二零零五年十月五日所公佈，浦城正大與CP Intertrade就於二零零五年十月五日至二零零七年十二月三十一日止期間供應A類商品曾簽訂一項供應協議。此供應協議與有關年度上限乃獲豁免遵守須取得獨立股東批准之規定。由於此供應協議已經屆滿，本公司與CP Intertrade已於二零零八年四月十八日就新卜蜂國際集團向CP Intertrade供應A類商品簽訂卜蜂國際供應協議。儘管本公司在舊有供應協議於二零零七年十二月三十一日屆滿後仍有向CP Intertrade供應A類商品，本公司確認在卜蜂國際供應協議獲獨立股東批准前，該等於截至二零零八年十二月三十一日止年度已進行及將進行之交易皆已符合且將繼續符合上市規則第14A章之有關規定及於二零零八年一月一日至最後實際可行日期止期間內，交易總金額並未超過1,000,000港元。

(a) 日期

二零零八年四月十八日

(b) 訂約方

(i) 本公司(作為供應商)；及

(ii) CP Intertrade(作為買方)。

(c) 貨品

在符合新卜蜂國際集團商業利益之情況下，CP Intertrade可能需要而新卜蜂國際集團可供應之A類商品。

(d) 價格

將參照A類商品於中國當前市價及需求而釐定，而新卜蜂國際集團向CP Intertrade出售A類商品之售價對新卜蜂國際集團而言將不遜於其根據相同或類似銷售條款可自獨立第三方取得者。

(e) 付款期限

信貸期最多為60日或市場不時普遍認可之其他期限。有關採購應以電滙、銀行承兑匯票或於中國認可之其他付款方式付款。

(g) 年度上限

新買方集團就截至二零零八年十二月三十一日、二零零九年十二月三十一日及二零一零年十二月三十一日止各財政年度向新卜蜂國際集團供應B類商品之年度上限將不超過人民幣2,000,000元（約2,220,000港元）。因預期卜蜂國際持續關連交易協議將於截至二零零八年十二月三十一日或二零零九年十二月三十一日止財政年度內某時間生效，故該財政年度之年度上限應為全年金額按由卜蜂國際持續關連交易協議生效當日起直至二零零八年十二月三十一日或二零零九年十二月三十一日（視乎情況而定）以逐日基準計算之該財政年度餘下部分所佔之比例計算。

建議年度上限乃經參考下列各項而釐定：

(i) 正大農牧之附屬公司向現有卜蜂國際集團相關成員公司就截至二零零七年十二月三十一日止三個年度供應B類商品之以往年度銷售額及下段所述之因素；

(ii) B類商品當前市價；及

(iii) 就符合中國整體消費物價可能出現之價格上升及未來銷量增長作出之備抵。

卜蜂國際持續關連交易協議項下交易之截至二零零八年十二月三十一日、二零零九年十二月三十一日及二零一零年十二月三十一日止財政年度各自之建議年度上限均為人民幣2,000,000元（約2,220,000港元），較現有卜蜂國際集團相關成員公司（作為一方）與正大農牧之附屬公司（作為另一方）於二零零五年、二零零六年及二零零七年有關供應B類商品之以往交易總值分別增加2.8%、0.9%及575.7%。由於一種非核心產品邊際利潤下降，現有卜蜂國際集團相關成員公司需要以B類商品作其中一種原材料之該非核心產品只作有限度生產，並最終於二零零七年因變為虧損而停止生產，故B類商品於二零零七年交易金額顯著下降。觀乎該非核心產品之整體市場趨勢，新卜蜂國際集團預期該非核心產品之邊際利潤將可能於未來年度改善，並預期將恢復該非核心產品之生產。二零零八年建議年度上限乃經參考(i)截至二零零六年十二月三十一日止兩個年度，當該非核心產品有溢利時之實際交易金額；及(ii)擬於二零零八年下半年開始用作A類商品其中一種原材料以改良A類商品品質之B類商品之數量而釐定。

有關現有卜蜂國際集團相關成員公司與正大農牧之附屬公司之間於二零零五年、二零零六年及二零零七年供應B類商品之以往交易資料載列如下：

貨品	年度金額					
	二零零五年		二零零六年		二零零七年	
	人民幣千元	*千港元*	*人民幣千元*	*千港元*	*人民幣千元*	*千港元*
B類商品	1,945	2,159	1,982	2,200	296	329

D. 卜蜂國際持續關連交易協議

現時屬現有卜蜂國際集團之正大農牧一家附屬公司過往已於日常業務過程中向現有卜蜂國際集團內之公司供應B類商品。因預期於出售協議完成後，正大農牧將不再為本公司之附屬公司並成為買方之全資附屬公司，本公司與買方已就新買方集團向新卜蜂國際集團供應B類商品以作為新卜蜂國際集團一種非核心產品其中一種原材料及A類商品其中一種原材料於二零零八年四月十八日簽訂卜蜂國際持續關連交易協議。

(a) 日期

二零零八年四月十八日

(b) 訂約方

(i) 本公司(作為買方)；及

(ii) 買方(作為供應商)。

(c) 貨品

在符合新卜蜂國際集團商業利益之情況下，新卜蜂國際集團可能需要而新買方集團可供應之B類商品。

(d) 價格

將參照B類商品於中國當前市價及需求而釐定，而新買方集團向新卜蜂國際集團出售B類商品之售價對新卜蜂國際集團而言將不遜於其可自獨立第三方取得者。

(e) 付款期限

信貸期最多為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

(f) 年期

卜蜂國際持續關連交易協議將由出售事項完成日起生效，直至二零一零年十二月三十一日止。除非出售事項完成，否則卜蜂國際持續關連交易協議不會生效。倘卜蜂國際持續關連交易協議不獲獨立股東批准或出售事項並無完成，則卜蜂國際持續關連交易協議不會生效。

(g) 年度上限

新卜蜂國際集團就截至二零零八年十二月三十一日、二零零九年十二月三十一日及二零一零年十二月三十一日止財政年度向新買方集團供應A類商品之年度上限將分別不超過人民幣21,000,000元(約23,310,000港元)、人民幣25,000,000元(約27,750,000港元)及人民幣30,000,000元(約33,300,000港元)。因預期CP China持續關連交易協議將於截至二零零八年十二月三十一日或二零零九年十二月三十一日止財政年度內某時間生效,故該財政年度之年度上限應為全年金額按由CP China持續關連交易協議生效當日起直至二零零八年十二月三十一日或二零零九年十二月三十一日(視乎情況而定)以逐日基準計算之該財政年度餘下部分所佔之比例計算。

建議年度上限乃經參考下列各項而釐定:

(i) 現有卜蜂國際集團相關成員公司向若干相關公司之附屬公司、共同控制企業及聯營公司就截至二零零七年十二月三十一日止三個年度供應A類商品之以往年度銷售額;

(ii) A類商品當前市價;及

(iii) 就符合中國整體消費物價可能出現之價格上升及未來銷量增長作出之備抵。

CP China持續關連交易協議項下交易之二零零八年建議年度上限較現有卜蜂國際集團相關成員公司(作為一方)與若干相關公司之附屬公司、共同控制企業及一家聯營公司(作為另一方)於二零零七年供應A類商品之過往交易總值增加14.2%。二零零九年及二零一零年各自之建議年度上限則較上一年之建議年度上限增加約20%。

有關現有卜蜂國際集團相關成員公司與若干相關公司之附屬公司、共同控制企業及一家聯營公司之間於二零零五年、二零零六年及二零零七年供應A類商品之以往交易資料載列如下:

	年度金額					
貨品	二零零五年		二零零六年		二零零七年	
	人民幣千元	*千港元*	*人民幣千元*	*千港元*	*人民幣千元*	*千港元*
A類商品	30,175	33,494	20,195	22,416	18,383	20,405

(a) 日期

二零零八年四月十八日

(b) 訂約方

(i) 本公司(作為供應商);及

(ii) 買方(作為買方)。

(c) 貨品

在符合新卜蜂國際集團商業利益之情況下,新買方集團可能需要而新卜蜂國際集團可供應之A類商品。

(d) 價格

將參照A類商品於中國當前市價及需求而釐定,而新卜蜂國際集團向新買方集團出售A類商品之售價對新卜蜂國際集團而言將不遜於其可自獨立第三方取得者。

(e) 付款期限

信貸期最多為60日或市場不時普遍認可之其他期限。有關採購應以電滙、三個月內到期付款之銀行承兑匯票或於中國認可之其他付款方式付款。

(f) 年期

CP China持續關連交易協議將由出售事項完成日起生效,直至二零一零年十二月三十一日止。除非出售事項完成,否則CP China持續關連交易協議不會生效。倘CP China持續關連交易協議不獲獨立股東批准或出售事項並無完成,則CP China持續關連交易協議不會生效。

相關公司於現有卜蜂國際集團之財務業績中入賬列作本公司之全資附屬公司。出售事項完成後，新卜蜂國際集團將不再持有相關公司任何權益。

條件

出售協議須待下列條件達成後，方為完成：

(i) 獨立股東根據上市規則通過批准出售事項及出售協議項下擬進行交易所必須之決議案；

(ii) 就訂約各方完成出售事項及出售協議項下擬進行或與其相關之交易取得任何適用法律、規則、規例或政府、行政機關或監管機構所規定之一切必須批准、同意及豁免；

(iii) 解除現有卜蜂國際集團(相關公司及彼等各自之附屬公司除外)以相關公司及／或彼等之附屬公司為受益人或就相關公司及／或彼等各自之附屬公司履行其責任以任何第三方為受益人而授出之一切擔保；及

(iv) 本公司於完成日或之前並無違反出售協議所規定之任何責任。

於最後實際可行日期，上述條件尚未達成。倘上述條件未能於二零零九年三月三十一日(或出售事項訂約各方可能協定之較後日期)或之前達成或由買方書面豁免(僅適用於上文第(iv)項所載之條件)，出售協議將告失效。

完成

出售協議將於上述條件達成後第七個營業日或訂約各方可能書面協定之較後日期完成。預期出售協議將不遲於二零零九年三月三十一日完成。

C. CP CHINA持續關連交易協議

目前，現有卜蜂國際集團內之公司於日常業務過程中向若干相關公司之附屬公司、共同控制企業及一家聯營公司(現時屬現有卜蜂國際集團)供應A類商品。因預期於出售協議完成後相關公司將不再為本公司之附屬公司並成為買方之全資附屬公司，本公司與買方就新卜蜂國際集團向新買方集團供應A類商品於二零零八年四月十八日簽訂CP China持續關連交易協議。

目前，現有卜蜂國際集團內之公司於日常業務過程中(i)向若干相關公司之附屬公司、共同控制企業及一家聯營公司(現時屬現有卜蜂國際集團)供應A類商品；及(ii)向正大農牧一家附屬公司(現時屬現有卜蜂國際集團)購買B類商品。於二零零八年四月十八日，董事會公佈，因預期於出售協議完成後，相關公司將不再為本公司之附屬公司並成為買方之全資附屬公司，本公司與買方就新卜蜂國際集團及新買方集團之間分別為A類商品及B類商品將予進行之供應及購買安排簽訂CP China持續關連交易協議及卜蜂國際持續關連交易協議。

於二零零八年四月十八日，董事同時宣佈本公司與CP Intertrade亦就新卜蜂國際集團向CP Intertrade供應A類商品簽訂卜蜂國際供應協議。

本通函旨在(i)為股東提供出售協議及持續關連交易協議條款之進一步資料；(ii)為股東提供上市規則所規定之該等本公司資料；及(iii)為股東發出股東特別大會通告。

B. 出售協議

日期： 二零零八年四月十八日

訂約方：

(i) 本公司(作為賣方)；及

(ii) 買方(一家由本公司控權股東謝氏家族股東持有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有之公司)。

將予出售之資產：

根據出售協議，本公司已有條件地同意出售或促使出售、而買方亦已有條件地同意購買出售權益及出售貸款。

代價

出售事項之代價為102,800,000美元(約801,840,000港元)，由買方於完成日以現金向本公司支付。

出售事項之代價乃由訂約各方經參考相關公司於二零零七年十二月三十一日之整體淨負債及出售貸款價值後按公平基準作商業磋商後釐定。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
Kowit Wattana先生*
Sombat Deo-isres先生*
馬照祥先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

關連交易
非常重大出售事項
及
持續關連交易

A. 緒言

於二零零八年四月十八日，董事會公佈本公司與買方就出售事項簽訂出售協議。根據出售協議，本公司有條件地同意出售或促使出售出售權益及出售貸款予買方，代價為102,800,000美元(約801,840,000港元)。現有卜蜂國際集團目前實益持有相關公司全部已發行股本或股權。出售事項完成後，新卜蜂國際集團將不再持有相關公司任何權益，而彼等將不再為新卜蜂國際集團之附屬公司。

「出售貸款」	指	本公司於完成時向正大農牧墊付之總金額，及(倘本文另有規定)該等墊款之全部所有權、利益及權益(於二零零七年十二月三十一日本公司墊付而尚未清還之該等墊款金額約為893,646,000港元，以供參考)
「第二項中國物業」	指	位於中國四川省成都市武侯區人民南路4段68號錦鏽花園96#及26#A-5-1#室，面積約為587.3平方米之物業
「證券條例」	指	證券及期貨條例(香港法例第571章)
「股東特別大會」	指	本公司將於二零零八年六月十九日(星期四)上午十時正(或緊隨同日上午九時三十分於同地點召開之本公司股東週年大會結束或休會後)舉行之股東特別大會，以考慮並酌情批准出售協議、持續關連交易協議及其項下擬進行之相關交易；其通告載於本通函第167至170頁
「股份」	指	本公司股本中每股面值0.01美元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「A類商品」	指	金霉素，為飼料添加劑
「B類商品」	指	食用油
「美元」	指	美元，美利堅合眾國之法定貨幣
「統傑」	指	統傑投資有限公司，一家於香港註冊成立之有限公司，由本公司間接全資附屬公司Hannick Limited全資擁有
「%」	指	百分比

於本通函內，人民幣及美元乃分別按人民幣1.0元兑1.11港元及1.0美元兑7.8港元之滙率換算為港元，僅供説明。並不表示任何人民幣、港元或美元金額應可或可以按上述滙率或任何其他滙率兑換。

「獨立股東」 指 謝氏家族股東及彼等各自之聯繫人士以外之本公司股東

「滙富」 指 滙富融資有限公司，一間可從事證券條例附表5所載之第6類受規管活動之持牌法團，並獲委聘為獨立董事委員會及獨立股東有關出售事項、持續關連交易及持續關連交易項下相關年度上限之獨立財務顧問

「最後實際可行日期」 指 二零零八年五月二十日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期

「上市規則」 指 聯交所證券上市規則

「新卜蜂國際集團」 指 出售協議完成後之本公司及其附屬公司

「新買方集團」 指 出售協議完成後之買方及其附屬公司、共同控制企業及聯營公司

「中國」 指 中華人民共和國(就本通函而言，不包括香港、澳門特別行政區及台灣)

「浦城正大」 指 浦城正大生化有限公司，一家於中國成立之本公司間接持有非全資附屬公司

「買方」 指 CP China Investment Limited，一家於開曼群島註冊成立之有限公司，主要從事投資控股

「相關公司」 指 正大農牧、正大投資、統傑及CT Progressive

「人民幣」 指 人民幣，中國之法定貨幣

「出售權益」 指 正大農牧、統傑及CT Progressive之全部已發行股本以及正大投資之全部股權

「CP Intertrade」	指	C.P. Intertrade Co., Ltd.，一家於泰國成立之有限公司，主要從事貿易業務
「卜蜂國際持續關連交易協議」	指	本公司與買方就新買方集團向新卜蜂國際集團持續供應新卜蜂國際集團所需B類商品而於二零零八年四月十八日簽訂之供應協議
「卜蜂國際供應協議」	指	本公司與CP Intertrade就新卜蜂國際集團向CP Intertrade持續供應CP Intertrade所需A類商品而於二零零八年四月十八日簽訂之供應協議
「CT Progressive」	指	C.T. Progressive (Investment) Ltd.，一家於英屬維爾京群島註冊成立之有限公司，為本公司之全資附屬公司
「董事」	指	本公司之董事
「出售事項」	指	本公司根據出售協議之條款出售出售權益及出售貸款予買方
「出售協議」	指	本公司與買方就出售事項於二零零八年四月十八日簽訂之協議
「現有卜蜂國際集團」	指	出售協議完成前之本公司及其附屬公司
「第一項中國物業」	指	位於中國北京市東城區安定門外大街183號京寶花園M417、M419、M420及M615室，面積約為617.7平方米之物業
「港元」	指	港元，香港之法定貨幣
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會所委任由獨立非執行董事組成以就出售事項、持續關連交易及持續關連交易項下之相關年度上限向獨立股東提供意見之董事委員會

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「該公佈」	指	本公司於二零零八年四月十八日發表之公佈
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司之董事會
「營業日」	指	香港銀行一般開門營業之日子(星期六及星期日除外)
「謝氏家族股東」	指	謝氏家族之四位成員，即謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等直接及間接合計持有本公司已發行股本約51.43%權益
「正大農牧」	指	正大(中國)農牧有限公司，一家於百慕達註冊成立之獲豁免有限公司，為本公司之全資附屬公司
「正大投資」	指	正大(中國)投資有限公司，一家於中國成立之外商獨資企業，為本公司之全資附屬公司
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「完成」	指	根據出售協議之條款及條件完成出售事項
「關連人士」	指	具有上市規則所賦予之涵義
「持續關連交易」	指	持續關連交易協議項下本公司之持續關連交易
「持續關連交易協議」	指	CP China持續關連交易協議、卜蜂國際持續關連交易協議及卜蜂國際供應協議
「CP China持續關連交易協議」	指	本公司與買方就新卜蜂國際集團向新買方集團持續供應新買方集團所需A類商品而於二零零八年四月十八日簽訂之供應協議

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

關連交易
非常重大出售事項
及
持續關連交易

卜蜂國際有限公司之財務顧問

ING

ING Bank N. V.

獨立董事委員會及獨立股東之獨立財務顧問

集團 滙富 *KingswayGroup*

滙富融資有限公司

董事會函件載於本通函第5至19頁。獨立董事委員會函件及獨立財務顧問滙富融資有限公司函件(載有其對獨立董事委員會及獨立股東所作出之意見)分別載於本通函第20至21頁及第22至39頁。

卜蜂國際有限公司謹訂於二零零八年六月十九日(星期四)上午十時正(或緊隨同日上午九時三十分於同地點召開之卜蜂國際有限公司股東週年大會結束或休會後)假座香港夏慤道16號遠東金融中心21樓舉行股東特別大會，大會通告載於本通函第167至170頁。

無論　閣下能否出席大會，務請　閣下按照隨附之代表委任表格上所列印之指示填妥代表委任表格，並盡快及無論如何必須於該大會或其任何續會之指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會並於會上投票。

二零零八年五月二十七日

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June 2008 at 10:00 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day at 9:30 a.m. and at the same place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "THAT

(a) the agreement (the "**Disposal Agreement**") dated 18 April 2008 entered into by the Company and CP China Investment Limited, a copy of which marked "A" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in respect of the disposal by the Company (the "**Disposal**") of (i) the entire issued share capital of Chia Tai (China) Agro-Industrial Ltd. ("**Chia Tai Agro**"), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. and the entire equity interest in Chia Tai (China) Investment Co., Ltd.; and (ii) the aggregate amount advanced by the Company to Chia Tai Agro as at the completion of the Disposal, and the transactions contemplated under the Disposal Agreement, be and are hereby approved, ratified and confirmed; and

(b) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the Disposal Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the Disposal Agreement."

2. **"THAT:**

(a) the agreement (the "**CP China-CCT Agreement**") dated 18 April 2008 entered into between the Company and CP China Investment Limited ("**CP China Investment**"), a copy of which marked "B" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of Chlortetracycline which may be required by CP China Investment and its subsidiaries, jointly controlled entities and associated companies following completion of the Disposal (as such term is defined in the resolution set out as Resolution 1 in the notice convening this meeting) and which the Company and its subsidiaries following completion of the Disposal (the "**New CPP Group**") may be able to supply in circumstances which are of commercial benefit to the New CPP Group, and the transactions contemplated under the CP China-CCT Agreement, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CP China-CCT Agreement for the financial years ending 31 December 2008 and 31 December 2009 respectively, being the prorated portion of RMB21,000,000 or RMB25,000,000 representing the remaining part of the year ending 31 December 2008 or 31 December 2009 (as the case may be) from the date on which the CP China-CCT Agreement becomes effective, and for the financial year ending 31 December 2010, being RMB30,000,000, be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the CP China-CCT Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the CP China-CCT Agreement."

3. **"THAT:**

(a) the agreement (the "**CPP-CCT Agreement**") dated 18 April 2008 entered into between the Company and CP China Investment Limited ("**CP China Investment**"), a copy of which marked "C" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of edible oil which may be required by the Company and its subsidiaries following completion of the Disposal (as such term is defined in the resolution set out as Resolution 1 in the notice convening this meeting) (the "**New CPP Group**") and which CP China Investment and its subsidiaries, jointly controlled entities and associated companies following completion of the Disposal may be able to supply in circumstances which are of commercial benefit to the New CPP Group, and the transactions contemplated under the CPP-CCT Agreement, be and are hereby approved, ratified and confirmed;

(b) the proposed cap in relation to the transactions under the CPP-CCT Agreement for each of the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 respectively, being RMB2,000,000 or, in the case of the first two of such financial years, the prorated portion of RMB2,000,000 representing the remaining part of the year ending 31 December 2008 or 31 December 2009 (as the case may be) from the date on which the CPP-CCT Agreement becomes effective, be and is hereby approved; and

(c) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the CPP-CCT Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the CPP-CCT Agreement."

4. "THAT:

(a) the agreement (the "**CPP Supply Agreement**") dated 18 April 2008 entered into between the Company and C.P. Intertrade Co., Ltd. ("**CP Intertrade**"), a copy of which marked "D" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of Chlortetracycline which may be required by CP Intertrade and which the Company and its subsidiaries following completion of the Disposal (as such term is defined in the resolution set out as Resolution 1 in the notice convening this meeting) (the "**New CPP Group**") may be able to supply in circumstances which are of commercial benefit to the New CPP Group, and the transactions contemplated under the CPP Supply Agreement, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CPP Supply Agreement for the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010, being RMB2,000,000, RMB2,200,000 and RMB2,420,000 respectively, be and are hereby approved; and

(c) the directors of the Company be and are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the CPP Supply Agreement and the performance, exercise and enforcement of any of the Company's respective obligations and rights under the CPP Supply Agreement."

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27 May 2008

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing bye-law 59 of the Company's bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. The votes to be taken at the meeting will be by way of a poll.

As at the date of this notice, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

PROXY FORM FOR THE SPECIAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ______________________________
of ______________________________
being the registered holder(s) of[2] ______________________________
share(s) of US$0.01 each in the capital of C.P. Pokphand Co. Ltd. (the "Company"), hereby appoint[3] the Chairman of the Meeting or ____________________ of ____________________

____

as my/our proxy to attend and act for me/us and on my/our behalf at the Special General Meeting of the Company to be held at 21/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 19 June 2008 at 10:00 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day at 9:30 a.m. and at the same place shall have been concluded or adjourned) for the purposes of considering and, if thought fit, passing with or without modifications, the resolutions as set out in the Notice convening the said Meeting and at such Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To approve the Disposal Agreement		
2.	To approve the CP China-CCT Agreement and the related caps		
3.	To approve the CPP-CCT Agreement and the related caps		
4.	To approve the CPP Supply Agreement and the related caps		

Dated this __________ day of __________, 2008 Signature[5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the meeting in person to represent you.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the meeting and on any resolutions which have been properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investors Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the said Meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

股東特別大會(或其任何續會)適用之 代表委任表格

本人／吾等(附註1) ____

地址為 ____

為卜蜂國際有限公司(「本公司」)股本中每股面值0.01美元股份(附註2) ____________ 股

之登記持有人，茲委任(附註3)會議主席或 ____

地址為 ____

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零八年六月十九日(星期四)上午十時正(或緊隨本公司於同日上午九時三十分及同地點召開之股東週年大會結束或休會後)假座香港夏慤道十六號遠東金融中心二十一樓舉行之股東特別大會或其任何續會，藉以考慮並酌情通過召開會議通告所載之決議案(不論有否經修訂)並代表本人／吾等以本人／吾等之名義，依照下列指示就以下決議案投票，倘未有作出指示，則由本人／吾等之委任代表自行酌情投票。

	普通決議案	贊成(附註4)	反對(附註4)
1.	批准出售協議		
2.	批准CP China持續關連交易協議及相關上限		
3.	批准卜蜂國際持續關連交易協議及相關上限		
4.	批准卜蜂國際供應協議及相關上限		

日期：二零零八年 ________ 月 ________ 日　　　簽署(附註5)：________________________

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將 閣下登記之股份數目填上。如 閣下未有填上股份數目，則本代表委任表格將被視作為與 閣下登記之所有本公司股份有關。
3. 如擬委任會議主席以外人士擔任代表，請刪去「會議主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東，但須親自出席會議以代表 閣下。
4. **注意： 閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。 閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。** 閣下如未有在欄內作出指示，則 閣下之受委代表有權酌情投票。 閣下的代表亦有權就召開大會的通告中所載以外而從適當途徑提呈大會的決議案及任何決議案的任何修改自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，倘股東為公司，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 如為聯名持有人，排名首位的持有人親自或委任代表投票後，其他聯名持有人概無投票權。就此而言，排名次序乃按照股東名冊內的排名次序而定。
7. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證明之授權書或授權文件副本，最遲須於會議指定舉行時間四十八小時前交回本公司於香港之過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心18樓1806-7室)，方為有效。
8. 本代表委任表格之每項更改，均須由簽署人簡簽。
9. 閣下填妥及交回代表委任表格後，屆時仍可出席大會，並於會上投票。

END